Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225476

PROPOSED BUSINESS COMBINATION—YOUR VOTE IS VERY IMPORTANT

ILG, Inc. (“ILG”) and Marriott Vacations Worldwide Corporation (“MVW”) have entered into an Agreement and Plan of Merger, dated as of April 30, 2018 (the “merger agreement”), providing for the acquisition of ILG by MVW through a series of business combinations (the “Combination Transactions”). After the completion of the Combination Transactions, ILG will be an indirect wholly-owned subsidiary of MVW.

If the Combination Transactions are completed, ILG stockholders will receive 0.165 shares (the “exchange ratio”) of MVW common stock (“MVW common stock”) and $14.75 in cash, without interest (together with the MVW common stock to be received by ILG stockholders, the “merger consideration”), for each share of ILG common stock that they own. The exchange ratio is fixed and will not be adjusted to reflect stock price changes before the completion of the Combination Transactions. Based on the closing price of MVW common stock of $134.43 on April 27, 2018, the last trading day before public announcement of the merger agreement, the merger consideration represented an implied value of $36.93 per share of ILG common stock. Based on the closing price of MVW common stock of $119.98 on July 20, 2018, the latest practicable date before the printing of this joint proxy statement/prospectus, the merger consideration represented an implied value of $34.55 per share of ILG common stock.

The value of the merger consideration will fluctuate with the market price of MVW common stock. ILG common stock is currently traded on the NASDAQ Stock Market (“NASDAQ”) under the symbol “ILG” and MVW common stock is currently traded on the New York Stock Exchange (the “NYSE”) under the symbol “VAC.” We urge you to obtain current market quotations for ILG common stock and MVW common stock before you determine how to vote on the proposals set forth in this joint proxy statement/prospectus.

The obligations of MVW and ILG to complete the Combination Transactions are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus.

ILG and MVW will each hold special meetings of their respective stockholders in connection with the proposed Combination Transactions. Your vote is very important; please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the ILG or MVW special meeting, as applicable. The ILG board of directors unanimously recommends that ILG stockholders vote “FOR” each of the proposals being submitted to a vote of ILG stockholders at the ILG special meeting. The MVW board of directors unanimously recommends that MVW stockholders vote “FOR” each of the proposals being submitted to a vote of MVW stockholders at the MVW special meeting.

This joint proxy statement/prospectus contains detailed information about ILG, MVW, the special meetings, the merger agreement and the Combination Transactions. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 31 of this joint proxy statement/prospectus. We look forward to the successful combination of ILG and MVW.

Sincerely,

Stephen P. Weisz	Craig M. Nash
President and Chief Executive Officer	Chairman, President and Chief Executive Officer
Marriott Vacations Worldwide Corporation	ILG, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July 23, 2018 and is first being mailed to ILG and MVW stockholders on or about July 25, 2018.

ILG, Inc.

6262 Sunset Drive

Miami, Florida 33143

(305) 666-1861

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 28, 2018

To the Stockholders of ILG, Inc.:

We are pleased to invite you to attend the special meeting of stockholders (the “ILG special meeting”) of ILG, Inc. (“ILG”), a Delaware corporation, which will be held at ILG’s corporate offices, 6262 Sunset Drive, Miami, Florida 33143, on August 28, 2018 at 9:00 a.m., local time, for the following purposes:

•	to consider and vote on the proposal to approve the transactions contemplated by the Agreement and Plan of Merger, dated as of April 30, 2018 (the “merger agreement”), by and among ILG, Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVW”), Ignite Holdco, Inc., a wholly-owned direct subsidiary of ILG (“Holdco”), Ignite Holdco Subsidiary, Inc., a wholly-owned direct subsidiary of Holdco (“Ignite Merger Sub”), Volt Merger Sub, Inc., a wholly-owned direct subsidiary of MVW (“Volt Corporate Merger Sub”), and Volt Merger Sub, LLC, a wholly-owned direct subsidiary of MVW (“Volt LLC Merger Sub”), a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part. Those transactions include the merger of Ignite Merger Sub with and into ILG, with ILG continuing as the surviving corporation and a wholly-owned subsidiary of Holdco (the “ILG Merger”), and the merger of Volt Corporate Merger Sub with and into Holdco, with Holdco continuing as the surviving corporation and a wholly-owned subsidiary of MVW (the “Initial Holdco Merger”), under which ILG stockholders will receive 0.165 shares of MVW common stock (the “exchange ratio”) and $14.75 in cash, without interest, for each share of ILG common stock that they own immediately before the acquisition of ILG by MVW through a series of business combinations as provided in the merger agreement (the “Combination Transactions”) (which we refer to as the “ILG combination transactions proposal”);

•	to consider and vote on the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to ILG’s named executive officers in connection with the Combination Transactions, as described in this joint proxy statement/prospectus of which this notice is a part (which we refer to as the “ILG advisory compensation proposal”); and

•	to vote upon the proposal to adjourn the ILG special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the ILG combination transactions proposal (the “ILG adjournment proposal”).

ILG will transact no other business at the ILG special meeting except such business as may properly be brought before the ILG special meeting or any adjournments or postponements thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information on the business to be transacted at the ILG special meeting.

ILG’s board of directors (“ILG’s Board”) has unanimously approved the Combination Transactions and the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the Combination Transactions, are advisable and in the best interests of ILG and its stockholders. ILG’s Board unanimously recommends that ILG stockholders vote “FOR” each of the proposals being submitted to a vote of ILG stockholders at the ILG special meeting.

ILG’s Board has fixed the close of business on July 13, 2018 as the record date (the “ILG Record Date”) for determining ILG stockholders entitled to receive notice of, and to vote at, the ILG special meeting or any adjournments or postponements thereof. Only holders of record of ILG common stock at the close of business on the ILG Record Date are entitled to receive notice of, and to vote at, the ILG special meeting. The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the ILG special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the ILG special meeting. To ensure that your vote is recorded, please provide your voting instructions as soon as possible, even if you plan to attend the ILG special meeting in person. We encourage you to vote via the Internet or by telephone. You also have the option of voting by completing, signing, dating and returning the proxy card that accompanied the printed materials. Submitting your vote via the Internet or by telephone or proxy card will not affect your right to vote in person if you decide to attend the ILG special meeting.

The adoption of the ILG combination transactions proposal requires the affirmative vote of the holders of a majority of all outstanding shares of ILG common stock entitled to vote thereon. Failures to vote and broker non-votes will have the same effect as votes against the ILG combination transactions proposal. The approval of the ILG advisory compensation proposal requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting, although such vote will not be binding on ILG, ILG’s Board or MVW. The approval of the ILG adjournment proposal, if necessary or appropriate, requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting. Failures to vote and broker non-votes are not considered votes cast for the purposes of the ILG advisory compensation proposal and the ILG adjournment proposal and will have no effect on the ILG advisory compensation proposal and the ILG adjournment proposal. Votes to abstain will have the same effect as votes against the proposals. A list of the names of ILG stockholders of record will be open to the examination by any stockholder for any purpose germane to the ILG special meeting for ten days before the ILG special meeting during regular business hours at ILG’s headquarters, 6262 Sunset Drive, Miami, Florida 33143. The ILG stockholder list will also be available at the ILG special meeting for examination by any stockholder present at such meeting.

Your vote is very important. Whether or not you expect to attend in person, we urge you to submit a proxy to vote your shares as promptly as possible by either (1) accessing the Internet website specified on your proxy card and following the on-screen instructions; (2) calling the toll-free number specified on your proxy card; or (3) signing, dating and mailing your proxy card in the postage-paid envelope provided as soon as possible, so that your shares may be represented and voted at the ILG special meeting.

This joint proxy statement/prospectus provides a detailed description of the merger agreement and the Combination Transactions as well as a description of the issuance of shares of MVW common stock to ILG stockholders under the merger agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger agreement, the Combination Transactions or this joint proxy statement/prospectus, would like additional copies of this document, or need help voting your shares of ILG common stock, please contact ILG’s proxy solicitor.

By Order of the Board of Directors of ILG,

Victoria J. Kincke

Corporate Secretary

Miami, Florida

July 23, 2018

Marriott Vacations Worldwide Corporation

6649 Westwood Blvd.

Orlando, Florida 32821

(407) 206-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 28, 2018

To the Stockholders of Marriott Vacations Worldwide Corporation:

We are pleased to invite you to attend the special meeting of stockholders (the “MVW special meeting”) of Marriott Vacations Worldwide Corporation (“MVW”), a Delaware corporation, which will be held at the Renaissance Orlando at SeaWorld, 6677 Sea Harbor Drive, Orlando, Florida, on August 28, 2018 at 9:00 a.m., local time, for the following purposes:

•	to consider and vote on the proposal to issue shares of MVW common stock to ILG stockholders under the Agreement and Plan of Merger (the “merger agreement”), dated as of April 30, 2018, by and among MVW, ILG, Inc. (“ILG”) and certain of their direct and indirect subsidiaries, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part (the “MVW stock issuance proposal”); and

•	to vote upon the proposal to adjourn the MVW special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal (the “MVW adjournment proposal”).

MVW will transact no other business at the MVW special meeting except such business as may properly be brought before the MVW special meeting or any adjournments or postponements thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information on the business to be transacted at the MVW special meeting.

MVW’s board of directors (“MVW’s Board”) has unanimously approved the merger agreement and the acquisition of ILG by MVW through a series of business combinations as provided in the merger agreement (the “Combination Transactions”) and determined that the merger agreement and the transactions contemplated thereby, including the Combination Transactions and the issuance of shares of MVW common stock to ILG stockholders under the merger agreement, are advisable and in the best interests of MVW and its stockholders. MVW’s Board unanimously recommends that MVW stockholders vote “FOR” each of the proposals being submitted to a vote of stockholders at the MVW special meeting.

MVW’s Board has fixed the close of business on July 13, 2018 as the record date (the “MVW Record Date”) for determining MVW stockholders entitled to receive notice of, and to vote at, the MVW special meeting or any adjournments or postponements thereof. Only holders of record of MVW common stock at the close of business on the MVW Record Date are entitled to receive notice of, and to vote at, the MVW special meeting. The presence of the holders of a majority in voting power of all issued and outstanding stock entitled to vote at the MVW special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the MVW special meeting. To ensure that your vote is recorded, please provide your voting instructions as soon as possible, even if you plan to attend the MVW special meeting in person. We encourage you to vote via the Internet or by telephone. You also have the option of voting by completing, signing, dating and returning the proxy card that accompanied the printed materials. Submitting your vote via the

Internet or by telephone or proxy card will not affect your right to vote in person if you decide to attend the MVW special meeting.

The adoption of the MVW stock issuance proposal and the adoption of the MVW adjournment proposal, if necessary or appropriate, each requires the affirmative vote of the holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote on the proposal. Votes to abstain will have the same effect as votes against the proposals. Failures to vote and broker non-votes, if any, will have no effect on the MVW stock issuance proposal or any vote on the MVW adjournment proposal. A list of the names of MVW stockholders of record will be open to the examination by any stockholder for any purpose germane to the MVW special meeting for ten days before the MVW special meeting during regular business hours at MVW’s headquarters, 6649 Westwood Blvd., Orlando, Florida 32821. The MVW stockholder list will also be available at the MVW special meeting for examination by any stockholder present at such meeting.

Your vote is very important. Whether or not you expect to attend in person, we urge you to submit a proxy to vote your shares as promptly as possible by either (1) accessing the Internet website specified on your proxy card and following the on-screen instructions; (2) calling the toll-free number specified on your proxy card; or (3) signing, dating and mailing your proxy card in the postage-paid envelope provided as soon as possible, so that your shares may be represented and voted at the MVW special meeting.

This joint proxy statement/prospectus provides a detailed description of the merger agreement and the Combination Transactions as well as a description of the issuance of shares of MVW common stock to ILG stockholders under the merger agreement. We urge you to read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger agreement, the Combination Transactions or this joint proxy statement/prospectus, would like additional copies of this document, or need help voting your shares of MVW common stock, please contact MVW’s proxy solicitor.

By Order of the Board of Directors of MVW,

James H Hunter, IV
Executive Vice President and General Counsel and Secretary

Orlando, Florida

July 23, 2018

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about ILG and MVW from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this document through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone at the appropriate address below:

For MVW Stockholders		For ILG Stockholders

By Mail:	Executive Vice President and General Counsel and Secretary Marriott Vacations Worldwide Corporation 6649 Westwood Blvd. Orlando, Florida 32821	By Mail:	Corporate Secretary ILG, Inc. 6262 Sunset Drive Miami, Florida 33143

By Telephone:	(407) 206-6000	By Telephone:	(305) 666-1861

You may also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Innisfree M&A Incorporated (“Innisfree”), ILG’s proxy solicitor, or D.F. King & Co., Inc. (“D.F. King”), MVW’s proxy solicitor, at the following addresses and telephone numbers:

For MVW Stockholders:	For ILG Stockholders:
D. F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 800-676-7437 (Call Toll Free) 212-269-5550 (Call Collect)	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 877-800-5192 (Call Toll Free) 212-750-5833 (Call Collect)

To receive timely delivery of the documents in advance of the special meetings, you should make your request no later than five business days before the date of the respective meeting, or no later than August 21, 2018 for both the ILG special meeting and the MVW special meeting.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by MVW, constitutes a prospectus of MVW under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), for the shares of MVW common stock to be issued to ILG stockholders under the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for both ILG and MVW under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting for the ILG special meeting and a notice of meeting for the MVW special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus and neither ILG nor MVW takes any responsibility for, and cannot provide any assurances as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated July 23, 2018. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to ILG stockholders or MVW stockholders nor the issuance by MVW of shares of common stock under the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person as to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus about MVW has been provided by MVW and information contained in this joint proxy statement/prospectus about ILG has been provided by ILG.

All references in this joint proxy statement/prospectus to “ILG” refer to ILG, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to “MVW” refer to Marriott Vacations Worldwide Corporation, a Delaware corporation; all references in this joint proxy statement/prospectus to “Holdco” refer to Ignite Holdco, Inc., a Delaware corporation and a wholly-owned direct subsidiary of ILG; all references in this joint proxy statement/prospectus to “Ignite Merger Sub” refer to Ignite Holdco Subsidiary, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Holdco; all references in this joint proxy statement/prospectus to “Volt Corporate Merger Sub” refer to Volt Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of MVW; all references in this joint proxy statement/prospectus to “Volt LLC Merger Sub” refer to Volt Merger Sub, LLC, a Delaware limited liability company and a wholly-owned direct subsidiary of MVW; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to ILG and MVW collectively; and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of April 30, 2018, by and among MVW, ILG, Holdco, Ignite Merger Sub, Volt Corporate Merger Sub, and Volt LLC Merger Sub, a copy of which is included as Annex A to this joint proxy statement/prospectus.

All brand trademarks, service marks or trade names cited in this report are the property of their respective holders, including those of other companies and organizations. Solely for convenience, trademarks, trade names and service marks referred to in this report appear without the ® or ™ symbols, however such references are not intended to indicate in any way that MVW, ILG or the owner, as applicable, will not assert, to the fullest extent under applicable law, all rights to such, trademarks, trade names and service marks.

ILG’s “Hyatt Vacation Ownership” business or “HVO” refers to the group of businesses using the Hyatt® brand in the shared ownership business pursuant to an exclusive, global master license agreement with a subsidiary of Hyatt Hotels Corporation. ILG’s Vistana Signature Experiences business or “Vistana” uses the Westin® and Sheraton® brands (and to a limited extent the St. Regis® and The Luxury Collection® brands) in vacation ownership pursuant to an exclusive global license agreement with Starwood Hotels & Resorts Worldwide, LLC. MVW’s businesses have the exclusive rights to use the Marriott Vacation Club®, Marriott Vacation Club DestinationsTM, Marriott Vacation Club PulseSM, Marriott Grand Residence Club®, Grand Residences by Marriott® and The Ritz-Carlton Club® brands for vacation ownership and related products, as well as the non-exclusive right to use The Ritz-Carlton Residences brand for whole ownership residential products, pursuant to license agreements with each of Marriott International, Inc. (“Marriott International”) and The Ritz-Carlton Hotel Company, L.L.C. (“The Ritz-Carlton Hotel Company”), a subsidiary of Marriott International.

i

(cont’d)

ii

(cont’d)

iii

QUESTIONS AND ANSWERS ABOUT THE COMBINATION TRANSACTIONS AND SPECIAL MEETINGS

The following are brief answers to certain questions that you may have about the proposals being considered at the special meeting of ILG stockholders, which we refer to as the “ILG special meeting,” and the special meeting of MVW stockholders, which we refer to as the “MVW special meeting.” We urge you to read carefully this entire joint proxy statement/prospectus, including its Annexes, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, because this section does not provide all of the information that might be important to you. Also see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

Q:	What is the proposed transaction?

A:	On April 30, 2018, MVW, ILG, Holdco, Ignite Merger Sub, Volt Corporate Merger Sub and Volt LLC Merger Sub, entered into the merger agreement, a copy of which is included as Annex A to this joint proxy statement/prospectus. The merger agreement provides that MVW will combine with ILG in a series of transactions (the “Combination Transactions”). After completion of the Combination Transactions, ILG will be an indirect wholly-owned subsidiary of MVW.

If the Combination Transactions are completed, ILG stockholders will receive 0.165 shares of MVW common stock, par value $0.01 per share (“MVW common stock” and such ratio, the “exchange ratio”) and $14.75 in cash, without interest, for each share of ILG common stock, par value $0.01 per share (“ILG common stock”), that they own immediately before the Combination Transactions. The exchange ratio is fixed and will not be adjusted to reflect changes in the price of ILG common stock or MVW common stock before the closing of the Combination Transactions.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you were either a stockholder of record of ILG on the ILG Record Date or a stockholder of record of MVW on the MVW Record Date.

This joint proxy statement/prospectus serves as the proxy statement through which ILG and MVW will solicit proxies to obtain the necessary stockholder approvals for the proposed Combination Transactions. It also serves as the prospectus by which MVW will issue shares of its common stock as consideration to ILG stockholders in connection with the Combination Transactions.

In order to complete the Combination Transactions, among other things:

•	ILG stockholders must approve the transactions contemplated by the merger agreement, including the ILG Merger and the Initial Holdco Merger (each as described further herein); and

•	MVW stockholders must approve the issuance of shares of MVW common stock to ILG stockholders under the merger agreement.

Each of ILG and MVW will hold separate special meetings of their stockholders to obtain these approvals. This joint proxy statement/prospectus, including its Annexes, contains and incorporates by reference important information about ILG and MVW, the Combination Transactions and the special meetings of ILG and MVW. You should read all the available information carefully and in its entirety.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the special meetings be held?

A:	ILG Stockholders: The ILG special meeting will be held at ILG’s corporate offices, 6262 Sunset Drive, Miami, Florida 33143, on August 28, 2018 at 9:00 a.m. local time.

MVW Stockholders: The MVW special meeting will be held at the Renaissance Orlando at SeaWorld, 6677 Sea Harbor Drive, Orlando, Florida 32821, on August 28, 2018 at 9:00 a.m. local time.

Q:	Who is entitled to vote at the special meetings?

A:	ILG Stockholders: The record date for the ILG special meeting is July 13, 2018, which we refer to as the ILG Record Date. Only holders of record of outstanding shares of ILG’s common stock as of the close of business on the ILG Record Date are entitled to notice of, and to vote at, the ILG special meeting or any adjournment or postponement of the ILG special meeting.

MVW Stockholders: The record date for the MVW special meeting is July 13, 2018, which we refer to as the MVW Record Date. Only holders of record of outstanding shares of MVW common stock as of the close of business on the MVW Record Date are entitled to notice of, and to vote at, the MVW special meeting or any adjournment or postponement of the MVW special meeting.

Q:	What constitutes a quorum at the special meetings?

A:	ILG Stockholders: The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the ILG special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the ILG special meeting. If a quorum is not present, or if fewer shares of ILG common stock are voted in favor of each proposal than the number required for its approval, the ILG special meeting may be adjourned (subject to the conditions set forth in the merger agreement) to allow more time for obtaining additional proxies or votes without further notice other than by announcement at the ILG special meeting unless the adjournment is for more than thirty days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. At any subsequent reconvening of the ILG special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the ILG special meeting, except for any proxies that have been effectively revoked or withdrawn before the subsequent meeting.

Abstentions will be included in the calculation of the number of shares of ILG common stock represented at the ILG special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of ILG common stock represented at the ILG special meeting for purposes of determining whether a quorum has been achieved.

MVW Stockholders: The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the MVW special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the MVW special meeting. If a quorum is not present, or if fewer shares of MVW common stock are voted in favor of the MVW stock issuance proposal than the number required for its approval, the MVW special meeting may be adjourned (subject to the conditions set forth in the merger agreement) to allow more time for obtaining additional proxies or votes without further notice other than by announcement at the MVW special meeting unless the adjournment is for more than thirty days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. At any subsequent reconvening of the MVW special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the MVW special meeting, except for any proxies that have been effectively revoked or withdrawn before the subsequent meeting.

Abstentions will be included in the calculation of the number of shares of MVW common stock represented at the MVW special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of MVW common stock represented at the MVW special meeting for purposes of determining whether a quorum has been achieved.

Q:	How do I vote my shares of ILG common stock or MVW common stock?

A:	If you are a stockholder of record of ILG on the ILG Record Date or a stockholder of record of MVW on the MVW Record Date, you may vote in person by attending the applicable special meeting, or, to ensure your shares are represented at the applicable special meeting, in advance of the applicable special meeting you may authorize a proxy to vote by:

•	accessing the Internet website specified on your proxy card and following the on-screen instructions;

•	calling the toll-free number specified on your proxy card; or

•	signing, dating and mailing your proxy card in the postage-paid envelope provided.

If you hold shares of ILG common stock or shares of MVW common stock in “street name” through a stock brokerage account or through a bank or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at the applicable special meeting.

Q:	How do ILG’s Board and MVW’s Board recommend that I vote?

A:	ILG’s Board, after careful consideration of the various factors described under “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board” beginning on page 73 of this joint proxy statement/prospectus, the comprehensive process conducted by ILG’s Board in exploring alternatives available to ILG (including remaining as a stand-alone company), at a meeting held on April 29, 2018, unanimously determined that it is advisable and in the best interests of ILG’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the Combination Transactions, and resolved to recommend the adoption of the merger agreement by ILG’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of ILG’s stockholders.

In evaluating the Combination Transactions, ILG’s Board consulted with and received the advice of ILG’s outside legal and financial advisors, held discussions with ILG’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board” beginning on page 73 of this joint proxy statement/prospectus.

Accordingly, ILG’s Board unanimously recommends that you vote “FOR” the ILG combination transactions proposal; “FOR” the ILG advisory compensation proposal; and “FOR” the ILG adjournment proposal.

MVW’s Board, after careful consideration of the various factors described under “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board” beginning on page 101 of this joint proxy statement/prospectus, at a meeting held on April 29, 2018, unanimously determined that the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated by the merger agreement are advisable and in the best interest of MVW and its stockholders; authorized and approved the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated thereby by a unanimous vote of its directors; and adopted resolutions directing that the MVW stock issuance proposal be submitted to MVW stockholders for their consideration.

In evaluating the Combination Transactions, MVW’s Board consulted with and received the advice of MVW’s outside legal and financial advisors, held discussions with MVW’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board” beginning on page 101 of this joint proxy statement/prospectus.

Accordingly, MVW’s Board unanimously recommends that MVW stockholders vote “FOR” the MVW stock issuance proposal and “FOR” the MVW adjournment proposal.

Q:	What vote is required to approve each proposal and how are abstentions and broker non-votes treated?

A:	ILG Stockholders: The approval of the ILG combination transactions proposal requires the affirmative vote of the holders of a majority of all outstanding shares of ILG common stock entitled to vote thereon. The approval of the ILG advisory compensation proposal requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting although such vote will not be binding on ILG, ILG’s Board or MVW. The approval of the ILG adjournment proposal, if necessary or appropriate, requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting. Votes to abstain will have the same effect as votes against the proposals. Failures to vote and broker non-votes, if any, are treated as follows:

•	Failures to vote and broker non-votes, if any, will have the same effect as votes against the ILG combination transactions proposal.

•	Failures to vote and broker non-votes, if any, will have no effect on the ILG advisory compensation proposal and the ILG adjournment proposal.

MVW Stockholders: The approval of the MVW stock issuance proposal requires the affirmative vote of the holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote on the proposal. The approval of the MVW adjournment proposal, if necessary or appropriate, requires the affirmative vote of holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote on the proposal. Votes to abstain will have the same effect as votes against the proposals. Failures to vote and broker non-votes, if any, will have no effect on the MVW stock issuance proposal and the MVW adjournment proposal.

Q:	My shares are held in “street name” by my bank, broker or other nominee. Will my bank, broker or other nominee automatically vote my shares for me?

A:	No. If your shares are held in the name of a bank, broker or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” You are not the “record holder” of such shares. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial holder, unless your bank, broker or other nominee has discretionary authority over your shares, you generally have the right to direct your bank, broker or other nominee as to how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority. This is often called a “broker non-vote.”

You should therefore provide your bank, broker or other nominee with instructions as to how to vote your shares of ILG common stock or MVW common stock, respectively.

Please follow the voting instructions provided by your bank, broker or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in street name by returning a proxy card directly to ILG or MVW or by voting in person at your special meeting unless you first obtain a proxy from your bank, broker or other nominee.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	ILG Stockholders: If you properly complete and sign your proxy card but do not indicate how your shares of ILG common stock should be voted on a matter, the shares of ILG common stock represented by your proxy will be voted as ILG’s Board recommends and, therefore, “FOR” each of the proposals being submitted to a vote of ILG stockholders at the ILG special meeting.

MVW Stockholders: If you properly complete and sign your proxy card but do not indicate how your shares of MVW common stock should be voted on a matter, the shares of MVW common stock represented by your proxy will be voted as MVW’s Board recommends and, therefore, “FOR” each of the proposals being submitted to a vote of MVW stockholders at the MVW special meeting.

Q:	Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A:	Yes.

If you are the holder of record of either ILG common stock or MVW common stock: Yes, you can change your vote or revoke your proxy at any time before your proxy is voted at the applicable special meeting. You can do this in one of three ways:

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet);

•	if you are an ILG stockholder, you can send a signed notice of revocation to the Corporate Secretary of ILG at 6262 Sunset Drive, Miami, Florida 33143 and if you are an MVW stockholder, you can send a signed notice of revocation to Marriott Vacations Worldwide Corporation, 6649 Westwood Boulevard, Orlando, Florida 32821, Attention: Corporate Secretary; or

•	you can attend the applicable special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person. Simply attending the ILG special meeting or the MVW special meeting without voting will not revoke any proxy that you have previously given or otherwise change your vote.

If you choose either of the first two methods, your new proxy or your notice of revocation must be received by ILG or MVW, as applicable, no later than the beginning of the applicable special meeting. If you have submitted a proxy for your shares by telephone or via the Internet, you may revoke your prior telephone or Internet proxy by any manner described above.

If you hold shares of either ILG or MVW in “street name”: If your shares are held in street name, you must contact your bank, broker or other nominee to change your vote.

Q:	Do I need to do anything with my shares of common stock other than voting for the proposals at the special meetings?

A:	ILG Stockholders: If you are an ILG stockholder and the Combination Transactions are consummated, each share of ILG common stock you hold will be converted automatically into the right to receive 0.165 shares of MVW common stock and $14.75 in cash, without interest. No fractional shares of MVW common stock will be issued to ILG stockholders in connection with the Combination Transactions. Instead, each former holder of ILG common stock will receive cash in lieu of any fractional shares of MVW common stock that he or she would otherwise have been entitled to receive. You will receive instructions at that time about exchanging your shares for shares of MVW common stock. You do not need to take any action at this time.

MVW Stockholders: If you are an MVW stockholder and the Combination Transactions are consummated, you are not required to take any action with respect to your shares of MVW common stock.

Q:	Do ILG stockholders have appraisal rights?

A:	Yes, ILG stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. ILG common stock held by stockholders that do not vote for approval of the ILG combination transactions proposal and make a demand for appraisal in accordance with Delaware law will not be converted into the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law. For further information relating to appraisal rights see the sections in this joint proxy statement/prospectus titled “The Combination Transactions—Appraisal Rights for ILG Stockholders” and “No Rights of Appraisal for MVW Stockholders.”

Q:	Do MVW stockholders have appraisal rights?

A:	No. MVW stockholders do not have appraisal rights as a result of the Combination Transactions.

Q:	What happens if I sell my shares of ILG common stock before the ILG special meeting?

A:

The record date for the ILG special meeting is earlier than the date of the ILG special meeting and the date that the Combination Transactions are expected to be completed. If you transfer your ILG shares after the

ILG Record Date but before the ILG special meeting, you will retain your right to vote at the ILG special meeting, but will have transferred the right to receive the merger consideration in the Combination Transactions. In order to receive the merger consideration, you must hold your shares through the effective date of the Initial Holdco Merger (as described elsewhere in this joint proxy statement/prospectus).

Q:	How will MVW stockholders be affected by the Combination Transactions?

A:	Upon completion of the Combination Transactions, each MVW stockholder will hold the same number of shares of MVW common stock that such stockholder held immediately prior to completion of the Combination Transactions. As a result of the Combination Transactions, MVW stockholders will own shares in a larger company with more assets. However, because in connection with the Combination Transactions, MVW will be issuing additional shares of MVW common stock to ILG stockholders in exchange for their shares of ILG common stock, each outstanding share of MVW common stock immediately prior to the Combination Transactions will represent a smaller percentage of the aggregate number of shares of MVW common stock outstanding after the Combination Transactions.

Q:	What if I hold shares of common stock in both ILG and MVW?

A:	If you are a stockholder of both ILG and MVW, you will receive two separate packages of proxy materials. A vote cast as an ILG stockholder will not count as a vote cast as an MVW stockholder, and a vote cast as an MVW stockholder will not count as a vote cast as an ILG stockholder. Therefore, please separately submit a proxy for each of your ILG and MVW shareholdings.

Q:	When do MVW and ILG expect to complete the Combination Transactions?

A:	MVW and ILG are currently targeting to complete the Combination Transactions by the end of August 2018. However, neither MVW nor ILG can predict the actual date on which the Combination Transactions will be completed, nor can the parties assure that the Combination Transactions will be completed, because completion is subject to conditions beyond either company’s control. See the section entitled “The Merger Agreement—Conditions to Completion of the Combination Transactions” beginning on page 146 of this joint proxy statement/prospectus.

Q:	What happens if the Combination Transactions are not completed?

A:	If the merger agreement is not adopted by ILG’s stockholders, the share issuance is not approved by MVW’s stockholders or the Combination Transactions are not completed for any other reason, ILG’s stockholders will not receive any payment for shares of ILG common stock they own. Instead, ILG will remain an independent public company, ILG common stock will continue to be listed and traded on the NASDAQ and registered under the Exchange Act and ILG will continue to file periodic reports with the SEC on account of ILG’s common stock.

Under specified circumstances, ILG and/or MVW may be required to pay a termination fee upon termination of the merger agreement, as described under “The Merger Agreement—Expenses and Termination Fees” beginning on page 149 of this joint proxy statement/prospectus.

Q:	Who will own MVW immediately following the Combination Transactions?

A:	MVW and ILG estimate that, upon completion of the Combination Transactions, MVW stockholders as of immediately prior to the merger will hold approximately 57% and ILG stockholders will hold approximately 43% of the outstanding MVW common stock.

Q:	What are the material U.S. federal income tax consequences of the Combination Transactions to U.S. holders of ILG common stock?

A:	The obligation of ILG to effect the Combination Transactions is conditioned on ILG’s receipt of an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, (“Paul, Weiss”), ILG’s outside legal advisor (or, if Paul, Weiss, is unable to deliver such an opinion, from Kirkland & Ellis LLP (“Kirkland”)), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion (each as defined in the section entitled “Summary—The Combination Transactions” beginning on page 9 of this joint proxy statement/prospectus), taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”) and (b) the Initial Holdco Merger and the Final Holdco Merger (each as defined in the section entitled “Summary—The Combination Transactions” beginning on page 9 of this joint proxy statement/prospectus), taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

As a result of the Combination Transactions, ILG U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 151 of this joint proxy statement/prospectus) will recognize gain, but will not recognize any loss, for U.S. federal income tax purposes, equal to the lesser of (i) the amount of cash received (other than cash received in lieu of a fractional share of MVW common stock) and (ii) the excess, if any, of (x) the sum of the amount of cash received (including cash received in lieu of a fractional share of MVW common stock) and the fair market value of the MVW common stock received in the Combination Transactions (determined at the effective time of the Initial Holdco Merger) over (y) the ILG U.S. holder’s tax basis in the shares of ILG common stock surrendered in the Combination Transactions. If an ILG US holder recognizes gain equal to the amount described in clause (i) rather than clause (ii) of the preceding sentence, such ILG U.S. holder will also recognize gain or loss attributable to cash received in lieu of a fractional share of MVW common stock. Any gain recognized generally will be long-term capital gain, provided certain holding period and other requirements are met.

For more information on the material U.S. federal income tax consequences of the Combination Transactions, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 151 of this joint proxy statement/prospectus. ILG stockholders are strongly urged to consult with their tax advisors about the tax consequences of the Combination Transactions to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Q:	What are the material U.S. federal income tax consequences of the Combination Transactions to MVW stockholders?

A:	Holders of MVW common stock will not recognize any gain or loss as a result of the Combination Transactions as a result of their ownership of MVW common stock. U.S. holders of MVW common stock that also hold ILG common stock will be subject to the tax consequences described above under “What are the material U.S. federal income tax consequences of the Combination Transactions to U.S. holders of ILG common stock?” with respect to their ownership of ILG common stock.

Q:	Who can help answer my questions?

A:	ILG stockholders or MVW stockholders who have questions about the Combination Transactions, the other matters to be voted on at the special meetings or how to submit a proxy, or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards, should contact:

MVW Stockholders:	ILG Stockholders:

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 800-676-7437 (Call Toll Free) 212-269-5550 (Call Collect)	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 877-800-5192 (Call Toll Free) 212-750-5833 (Call Collect)

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. ILG and MVW urge you to carefully read this joint proxy statement/prospectus in its entirety, as well as the Annexes. Additional, important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus; see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

The Companies

ILG

ILG, a Delaware corporation, is a leading provider of professionally delivered vacation experiences and the exclusive global licensee for the Hyatt, Sheraton and Westin brands in vacation ownership. ILG operates in two segments: Vacation Ownership and Exchange and Rental.

ILG’s Vacation Ownership segment engages in development, marketing, sales and financing of vacation ownership interests; the management of vacation ownership resorts; and related services to owners and associations. ILG’s Vacation Ownership operating segment consists of the sales, marketing, development and financing of vacation ownership interests of Vistana Signature Experiences, Inc. (“Vistana”) and Hyatt Vacation Ownership (“HVO”) as well as the management-related lines of business of Vistana, HVO, Vacation Resorts International (“VRI”), Trading Places International (“TPI”), VRI Europe and certain homeowners’ associations under ILG’s control.

ILG’s Exchange and Rental segment offers access to vacation accommodations and other travel-related transactions and services to members of ILG programs and other leisure travelers, by providing vacation exchange services and vacation rentals, working with resort developers, homeowners’ associations and operating vacation rental properties. The Exchange and Rental operating segment consists of Interval International (referred to as “Interval”), the Vistana Signature Network, the Hyatt Residence Club, the TPI exchange business, and Aqua-Aston Holdings, Inc.

ILG was incorporated as a Delaware corporation in May 2008 under the name Interval Leisure Group, Inc. and ILG common stock commenced trading on the NASDAQ Stock Market (“NASDAQ”) in August 2008 under the symbol “IILG” and ILG common stock is currently traded under “ILG.”

ILG’s executive offices are located at 6262 Sunset Drive, Miami, Florida 33143 and its telephone number is (305) 666-1861.

This joint proxy statement/prospectus incorporates important business and financial information about ILG that is incorporated by reference; see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

Ignite Holdco, Inc. and Ignite Holdco Subsidiary, Inc.

Ignite Holdco, Inc. (“Holdco”) and Ignite Holdco Subsidiary, Inc. (“Ignite Merger Sub”) are Delaware corporations. Holdco is a wholly-owned direct subsidiary of ILG and Ignite Merger Sub is a wholly-owned direct subsidiary of Holdco. Holdco and Ignite Merger Sub were formed solely in contemplation of the Combination Transactions, have not commenced any operations, have only nominal assets and have no liabilities or contingent liabilities, and have not entered into any agreements or arrangements with any third parties other than the merger agreement. Their principal executive offices are located at 6262 Sunset Drive, Miami, Florida 33143 and their telephone number is (305) 666-1861.

MVW

MVW, a Delaware corporation, is the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands, as well as under Marriott Vacation Club Pulse, an extension of the Marriott Vacation Club brand. MVW is also the exclusive worldwide developer, marketer and seller of vacation ownership and related products under The Ritz-Carlton Destination Club brand, and has the non-exclusive right to develop, market and sell whole ownership residential products under The Ritz-Carlton Residences brand. The Ritz-Carlton Hotel Company, a subsidiary of Marriott International, provides on-site management for Ritz-Carlton branded properties.

MVW’s business is grouped into three reportable segments: North America, Asia Pacific and Europe. As of March 31, 2018, MVW’s portfolio consisted of over 65 properties in the United States and nine other countries and territories. MVW generates most of its revenues from four primary sources: selling vacation ownership products; managing MVW’s resorts; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory.

MVW was incorporated as a Delaware corporation in June 2011 and MVW common stock commenced trading on the New York Stock Exchange (the “NYSE”) in November 2011 under the symbol “VAC.”

MVW’s executive offices are located at 6649 Westwood Blvd., Orlando, Florida 32821 and its telephone number is (407) 206-6000.

This joint proxy statement/prospectus incorporates important business and financial information about MVW from other documents that is incorporated by reference; see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

Volt Merger Sub, Inc. and Volt Merger Sub, LLC

Volt Merger Sub, Inc., a Delaware corporation, and Volt Merger Sub, LLC, a Delaware limited liability company, are direct wholly-owned subsidiaries of MVW that were formed solely in contemplation of the Combination Transactions, have not commenced any operations, have only nominal assets and have no liabilities or contingent liabilities, and have not entered into any agreements or arrangements with any third parties other than the merger agreement. Their principal executive offices are located at 6649 Westwood Blvd., Orlando, Florida 32821 and their telephone number is (407) 206-6000.

The Combination Transactions

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, MVW will combine with ILG in the following series of transactions, which are Combination Transactions:

•	first, Ignite Merger Sub will be merged with and into ILG (the “ILG Merger”), with ILG surviving the merger as a wholly-owned subsidiary of Holdco;

•	second, ILG will be converted from a Delaware corporation to a Delaware limited liability company (“ILG LLC” and such conversion, the “ILG LLC Conversion”);

•	third, Volt Corporate Merger Sub will be merged with and into Holdco, after which Holdco will survive the merger as a wholly-owned subsidiary of MVW (the “Initial Holdco Merger”); and

•	fourth, Holdco will be merged with and into Volt LLC Merger Sub, with Volt LLC Merger Sub surviving the merger as a wholly-owned subsidiary of MVW (the “Final Holdco Merger”).

As a result of the Combination Transactions, (a) Volt LLC Merger Sub will remain a wholly-owned subsidiary of MVW, (b) ILG LLC (formerly known as ILG) will become a wholly-owned direct subsidiary of Volt LLC Merger Sub, (c) Ignite Merger Sub will cease to exist, (d) Volt Corporate Merger Sub will cease to exist and (e) Holdco will cease to exist.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Please carefully read the merger agreement as it is the legal document that governs the Combination Transactions. For more information on the Combination Transactions, see the section entitled “The Combination Transactions” beginning on page 9 of this joint proxy statement/prospectus.

Consideration to be Received in the Combination Transactions by ILG Stockholders

Each share of ILG common stock that is issued and outstanding immediately before the effective time of the Initial Holdco Merger (which will have previously converted into the right to receive shares of Holdco common stock in the ILG Merger) will be converted into the right to receive (a) 0.165 shares of MVW common stock and (b) $14.75 in cash, without interest (such shares and cash, together with any cash in lieu of fractional shares of MVW common stock paid in accordance with the merger agreement, are referred to as the “merger consideration”). The exchange ratio is fixed and will not be adjusted based upon changes in the price of ILG common stock or MVW common stock before the completion of the Combination Transactions. As a result, the value of the shares of MVW common stock that ILG stockholders will receive in connection with the Combination Transactions will not be known before the Combination Transactions are completed and will fluctuate as the price of MVW common stock fluctuates. No fractional shares of MVW common stock will be issued to ILG stockholders in connection with the Combination Transactions. Instead, ILG stockholders will be entitled to receive cash in lieu of any fractional shares of MVW common stock that they would otherwise be entitled to receive.

Material U.S. Federal Income Tax Consequences

The obligation of ILG to effect the Combination Transactions is conditioned on ILG’s receipt of an opinion from Paul, Weiss, its outside legal advisor (or, if Paul, Weiss is unable to deliver such an opinion, from Kirkland), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

As a result of the Combination Transactions, ILG U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 10 of this joint proxy statement/prospectus) will recognize gain, but will not recognize any loss, for U.S. federal income tax purposes, equal to the lesser of (i) the amount of cash received (other than cash received in lieu of a fractional share of MVW common stock) and (ii) the excess, if any, of (x) the sum of the amount of cash received (including cash received in lieu of a fractional share of MVW common stock) and the fair market value of the MVW common stock received in the Combination Transactions (determined at the effective time of the Initial Holdco Merger) over (y) the ILG U.S. holder’s tax basis in the shares of ILG common stock surrendered in the Combination Transactions. If an ILG US holder recognizes gain equal to the amount described in clause (i) rather than clause (ii) of the preceding sentence, such ILG U.S. holder will also recognize gain or loss attributable to cash received in lieu of a fractional share of MVW common stock. Any gain recognized generally will be long-term capital gain, provided certain holding period and other requirements are met.

The discussion of the material U.S. federal income tax consequences to ILG U.S. holders contained in this joint proxy statement/prospectus is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Combination Transactions. The discussion does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws. For more information on the material U.S. federal income tax consequences of the Combination Transactions, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 10 of this joint proxy statement/prospectus.

ILG stockholders are strongly urged to consult with their tax advisors about the tax consequences of the Combination Transactions to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

Holders of MVW common stock will not recognize any gain or loss as a result of the Combination Transactions as a result of their ownership of MVW common stock.

Recommendation of ILG’s Board

ILG’s Board, after careful consideration of the various factors described under “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board” beginning on page 73 of this joint proxy statement/prospectus, the comprehensive process conducted by ILG’s Board in exploring the alternatives available to ILG (including remaining as a stand-alone company), at a meeting held on April 29, 2018, unanimously determined that it is advisable and in the best interests of ILG’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the Combination Transactions, and resolved to recommend the adoption of the merger agreement by ILG’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of ILG’s stockholders.

In evaluating the Combination Transactions, ILG’s Board consulted with and received the advice of ILG’s outside legal and financial advisors, held discussions with ILG’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board” beginning on page 73 of this joint proxy statement/prospectus.

Accordingly, ILG’s Board unanimously recommends that you vote “FOR” the ILG combination transactions proposal; “FOR” the ILG advisory compensation proposal; and “FOR” the ILG adjournment proposal.

Recommendation of MVW’s Board

MVW’s Board, after careful consideration of the various factors described under “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board” beginning on page 101, at a meeting held on April 29, 2018, unanimously determined that the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MVW and its stockholders; authorized and approved the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated thereby by a unanimous vote of its directors; and adopted resolutions directing that the MVW stock issuance proposal be submitted to MVW stockholders for their consideration.

In evaluating the Combination Transactions, MVW’s Board consulted with and received the advice of MVW’s outside legal and financial advisors, held discussions with MVW’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board” beginning on page 101 of this joint proxy statement/prospectus.

Accordingly, MVW’s Board unanimously recommends that MVW stockholders vote “FOR” the MVW stock issuance proposal and “FOR” the MVW adjournment proposal.

Opinions of ILG’s Financial Advisors

Opinion of Goldman Sachs & Co. LLC

At a meeting of ILG’s Board, Goldman Sachs & Co. LLC (“Goldman Sachs”), rendered to ILG’s Board its oral opinion, subsequently confirmed in writing, to the effect that, as of April 30, 2018, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration per share of $14.75 in cash and 0.165 shares of MVW common stock to be paid to the holders (other than MVW and its affiliates) of the shares of ILG common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 30, 2018, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of Goldman Sachs’ opinion contained in this joint proxy statement / prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of ILG’s Board in connection with its consideration of the Combination Transactions and the opinion does not constitute a recommendation as to how any ILG stockholder should vote with respect to the Combination Transactions or any other matter.

For more information, see the section entitled “The Combination Transactions—Opinions of ILG’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” on page 78 of this joint proxy statement/prospectus and Annex B to this joint proxy statement/prospectus.

Opinion of Moelis & Company LLC

In connection with the Combination Transactions, ILG’s Board received a written opinion, dated April 29, 2018, from ILG’s financial advisor, Moelis & Company LLC (“Moelis”), as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received in the Combination Transactions by holders of ILG common stock.

The full text of Moelis’ written opinion dated April 29, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of ILG’s Board (solely in its capacity as such) in its evaluation of the Combination Transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the merger consideration and does not address ILG’s underlying business decision to effect the Combination Transactions or the relative merits of the Combination Transactions as compared to any alternative business strategies or transactions that might be available to ILG. Moelis’ opinion does not constitute a recommendation as to how any stockholder of ILG should vote or act with respect to the Combination Transactions or any other matter.

For more information, see the section entitled “The Combination Transactions—Opinions of ILG’s Financial Advisors—Opinion of Moelis & Company LLC” on page 86 of this joint proxy statement/prospectus and Annex C to this joint proxy statement/prospectus.

Opinion of MVW’s Financial Advisor

MVW retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor in connection with the Combination Transactions. At the meeting of MVW’s Board on April 29, 2018, J.P. Morgan rendered its oral opinion to MVW’s Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid by MVW in the Combination Transactions was fair, from a financial point of view, to MVW. J.P. Morgan has confirmed its oral opinion by delivering its written opinion to MVW’s Board, dated April 29, 2018.

The full text of the written opinion of J.P. Morgan, dated April 29, 2018, which sets forth the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. MVW’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to MVW’s Board (in its capacity as such) in connection with and for the purpose of its evaluation of the Combination Transactions, was directed only to the fairness, from a financial point of view, to MVW of the merger consideration to be paid by MVW in the Combination Transactions and did not address any other aspect of the Combination Transactions or any other matter. Further, J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of MVW as to how such stockholder should vote in connection with the Combination Transactions or any other matter.

For more information, see the section entitled “The Combination Transactions—Opinion of MVW’s Financial Advisor” on page 104 of this joint proxy statement/prospectus and Annex D to this joint proxy statement/prospectus.

Interests of ILG Directors and Executive Officers in the Combination Transactions

In considering the recommendation of ILG’s Board to vote “FOR” the ILG combination transactions proposal and the ILG advisory compensation proposal, ILG stockholders should be aware that certain members of ILG’s Board and certain executive officers of ILG may have interests in the Combination Transactions that may be in addition to, or different from, their interests as ILG stockholders. These interests may create the appearance of conflicts of interest. ILG’s Board was aware of these potential conflicts of interest during its deliberations on the merits of the Combination Transactions and in making its decision to approve the merger agreement and the Combination Transactions.

Certain of the directors and executive officers of ILG negotiated the terms of the merger agreement, and ILG’s Board unanimously recommended that ILG stockholders vote in favor of the ILG combination transactions proposal, the ILG advisory compensation proposal and the ILG adjournment proposal. These directors and executive officers may have interests in the Combination Transactions that are different from, or in addition to, those of ILG stockholders. These interests include the continued employment of certain executive officers of ILG by the combined company, the continued service as directors of MVW following the Combination Transactions of certain directors of ILG, the treatment of equity-based awards in the Combination Transactions, transaction bonus awards, employment agreements and other rights held by ILG directors and executive officers and the indemnification of former ILG directors and officers by the combined company. ILG stockholders should be aware of these interests when they consider ILG’s Board recommendations that they vote in favor of the ILG combination transactions proposal and the ILG advisory compensation proposal.

For a more complete discussion of the interests of the directors and executive officers of ILG in the Combination Transactions, see the section entitled “The Combination Transactions—Interests of ILG Directors and Executive Officers in the Combination Transactions” beginning on page 112 of this joint proxy statement/prospectus.

Interests of MVW Directors and Executive Officers in the Combination Transactions

In considering the recommendation of MVW’s Board to vote “FOR” the MVW stock issuance proposal, MVW stockholders should be aware that certain members of MVW’s Board and certain executive officers of MVW may have interests in the Combination Transactions that may be in addition to, or different from, their interests as MVW stockholders. These interests may create the appearance of conflicts of interest. MVW’s Board was aware of these potential conflicts of interest during its deliberations on the merits of the Combination Transactions and in making its decision to approve the merger agreement and the Combination Transactions.

Each of the current members of MVW’s Board will continue as a director of MVW following the completion of the Combination Transactions and will hold office from and after the completion of the Combination Transactions until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement or removal.

Additionally, Stephen P. Weisz and John E. Geller, Jr. will continue to serve in their current positions following the completion of the Combination Transactions.

For a more complete discussion of the interests of the directors and executive officers of MVW in the Combination Transactions, see the section entitled “The Combination Transactions—Interests of MVW Directors and Executive Officers in the Combination Transactions” beginning on page 120 of this joint proxy statement/prospectus.

Board of Directors of MVW Following the Combination Transactions

Upon the effective time of the Initial Holdco Merger, MVW’s Board will expand from its current size of eight members to ten members. All eight members of MVW’s Board prior to the Combination Transactions will remain on MVW’s Board following the Combination Transactions, and two members of ILG’s Board as mutually agreed upon by MVW and ILG will be appointed to MVW’s Board at the effective time of the Initial Holdco Merger.

For a more complete discussion of the directors and executive officers of MVW after the Combination Transactions, see the section entitled “The Merger Agreement—Governance” beginning on page 145 of this joint proxy statement/prospectus.

Treatment of ILG Equity-Based Awards

Each ILG equity-based award that is outstanding as of the effective time of the ILG Merger will first be converted into a Holdco equity-based award of the same type on a one-for-one basis at the effective time of the Initial Holdco Merger and will then be converted into a right to receive (a) MVW equity-based awards, and (b) a cash-based award at the effective time of the Initial Holdco Merger; provided that MVW may permit holders of ILG equity-based awards to elect to convert the cash portion of the ILG equity-based awards to an MVW equity-based award. If permitted, holders of ILG equity-based awards will be required to make any such election no later than ten days prior to the effective time of the ILG Merger. The result of such conversion and potential election is the following:

•

Each ILG restricted stock unit award that is subject to time-based vesting (“RSU”) will be converted into a right to receive (i) an MVW RSU award with generally the same terms and conditions (including vesting conditions) as were applicable to the ILG RSU award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG RSU award prior to conversion). The number of shares of MVW common stock subject to each converted RSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG RSU award (the “RSU number”) by 0.165 (the “equity award exchange ratio”), rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying $14.75 (the “cash merger consideration”) by the RSU number.

•	Each ILG restricted stock unit award that is subject to performance-based vesting (“PSU”) will be converted into a right to receive (i) an MVW RSU award, with generally the same terms and conditions (including time-vesting conditions, but excluding performance goals) that applied to the ILG PSU award prior to conversion and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award with generally the same terms and conditions (including time-vesting conditions, but excluding performance goals) that applied to the ILG PSU award before conversion. The number of shares of MVW common stock subject to each such RSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG PSU award that each holder would be eligible to receive based on deemed achievement of performance at target level immediately prior to the effective time of the Initial Holdco Merger (the “PSU number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the PSU number.

•	Each ILG restricted stock award will be converted into a right to receive (i) an MVW restricted stock award with generally the same terms and conditions (including vesting conditions) as were applicable to the ILG restricted stock award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG restricted stock award prior to conversion). The number of shares of MVW common stock subject to each converted restricted stock award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG restricted stock award (the “restricted share number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the restricted share number.

•	Each ILG deferred stock unit (“DSU”) award will be converted into a right to receive (i) an MVW DSU award, with generally the same terms and conditions as were applicable to the ILG DSU award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG DSU award prior to conversion). The number of shares of MVW common stock subject to each converted DSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG DSU award (the “DSU number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the DSU number.

•	If holders of ILG equity-based awards elect to convert their respective cash-based award to an MVW equity-based award, the value of the MVW equity-based award will be the average of the volume weighted average price per share of MVW common stock on NYSE (as reported by Bloomberg L.P. or such other authoritative source) on each of the five consecutive trading days ending with the second complete trading day immediately prior to the closing date of the Combination Transactions (the “MVW per share fair market value”).

Regulatory Clearances Required for the Combination Transactions

The Combination Transactions are subject to the requirements of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which prevents ILG and MVW from completing the Combination Transactions until the applicable waiting period under the HSR Act is terminated or expires, and the Mexican Federal Economic Competition Law, which prevents MVW and ILG from completing the Combination Transactions until they have received approval from the Mexican Federal Economic Competition Commission (“COFECE”).

ILG and MVW filed the Notification and Report Forms with the Antitrust Division and the FTC on May 18, 2018 and on May 29, 2018, the Federal Trade Commission granted early termination of the HSR Act waiting period.

MVW and ILG filed a formal notification to COFECE of the Combination Transactions on June 1, 2018 and on July 12, 2018, COFECE unanimously and unconditionally approved the Combination Transactions.

MVW and ILG cannot assure you that a challenge to the Combination Transactions will not be made or that, if a challenge is made, it will not succeed.

Agreement with Certain ILG Stockholders

Concurrently with the execution of the merger agreement, MVW and ILG entered into a voting agreement, attached as Annex F to this joint proxy statement/prospectus, with Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation) (“Qurate Retail”) and Liberty USA Holdings, LLC (together with Qurate Retail, the “ILG Supporting Stockholders”), pursuant to which the ILG Supporting Stockholders have agreed, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, to vote all of their shares of ILG common stock in favor of the ILG combination transactions proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to result in an alternative transaction and any action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions. The ILG Supporting Stockholders are the beneficial owners of 16,643,957 shares of ILG common stock in the aggregate, or approximately 13.4% of the voting power of ILG as of the date of this joint proxy statement/prospectus. Under the voting agreement, (i) MVW agreed to assume all obligations and liabilities of ILG under that certain Amended and Restated Registration Rights Agreement, dated as of October 27, 2015 between Qurate Retail, the Liberty Parties (as defined therein) and ILG (the “Registration Rights Agreement”), and (ii) Qurate Retail was granted certain additional registration rights.

The voting agreement will terminate automatically upon the earlier of (i) such date and time as the merger agreement shall be terminated pursuant to its terms, (ii) the effective time of the Final Holdco Merger and (iii) the execution of any agreement, which amends, modifies or changes certain provisions of the merger agreement in a manner that is or is reasonably expected to be adverse to the ILG Supporting Stockholders, provided, however, that certain rights and obligations of the parties to the voting agreement, including the registration rights granted to Qurate Retail and the Liberty Parties and the obligations of the combined company concerning such registration rights, shall survive termination of the voting agreement.

Expected Timing of the Combination Transactions

ILG and MVW are currently targeting to complete the Combination Transactions by the end of August 2018. However, as the Combination Transactions are subject to the satisfaction or waiver of conditions described in the merger agreement, it is possible that factors outside the control of MVW and ILG could result in the Combination Transactions being completed at an earlier time, a later time or not at all.

Conditions to Completion of the Combination Transactions

The respective obligations of ILG and MVW to complete the Combination Transactions are subject to the satisfaction or waiver of the following conditions:

•	the approval of the ILG combination transactions proposal by the holders of a majority of all outstanding shares of ILG common stock entitled to vote thereon;

•	the approval of the MVW stock issuance proposal by the holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote thereon;

•	the termination or expiration of any applicable waiting period under the HSR Act (early termination was received in May 2018);

•	the receipt of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, the COFECE under the Mexican Federal Economic Competition Law;

•	the absence of any judgment, order, law or other legal restraint by a court or other governmental entity of competent jurisdiction that prevents the consummation of the Combination Transactions;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part; and

•	the approval for listing by the NYSE of the shares of MVW common stock issuable in the Initial Holdco Merger.

Each of ILG’s and MVW’s obligations to complete the Combination Transactions is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party related to its capital structure being true and correct in all respects as of the closing date, which will be the third business day after all conditions to the completion of the Combination Transactions have been satisfied or waived, unless the parties to the merger agreement agree to a different date (the “Closing Date”) (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except, in each case, for de minimis inaccuracies;

•	certain representations and warranties of the other party relating to organization, standing, corporate power, authority, inapplicability of state anti-takeover statutes, brokers and its wholly-owned subsidiaries party to the merger agreement being true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date);

•	the representation and warranty of the other party relating to the absence of facts, circumstances, effects, changes, events or developments that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect of the other party being true and correct as of the Closing Date;

•	each other representation and warranty of the other party (without giving effect to any limitation as to materiality or material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the merger agreement) being true and correct as of the Closing Date (except to the extent such representations and warranties relate to a specific date in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement;

•	the receipt of an officer’s certificate executed by an authorized officer of the other party certifying that conditions in the five preceding bullet points have been satisfied; and

•	for ILG, ILG’s receipt of an opinion from Paul, Weiss (or, if Paul, Weiss is unable to deliver such an opinion, from Kirkland), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For more information about conditions to the completion of the Combination Transactions and a complete list of such conditions, see the section entitled “The Merger Agreement—Conditions to Completion of the Combination Transactions” beginning on page 146 of this joint proxy statement/prospectus.

No Solicitation of Alternative Proposals

The merger agreement precludes ILG and MVW from soliciting, initiating or knowingly encouraging, entering into, participating in or continuing discussions or negotiations with a third party with respect to any proposal for a competing transaction, including the acquisition of a significant interest in ILG’s or MVW’s capital stock or assets. However, if ILG or MVW receives an unsolicited proposal from a third party for a competing transaction that ILG’s Board or MVW’s Board, as applicable, among other things, determines in good faith (after consultation with its legal and financial advisors) (a) is reasonably likely to lead to a proposal that is superior to the Combination Transactions and (b) did not result from a breach of the non-solicitation obligations set forth in the merger agreement, then ILG or MVW, as applicable, may furnish non-public information to and enter into discussions with, and only with, that third party and its representatives and financing sources about such competing transaction.

For more information on the limitations on ILG and MVW and their boards to consider other proposals, see the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 138 of this joint proxy statement/prospectus.

Termination of the Merger Agreement

ILG and MVW may mutually agree to terminate the merger agreement before completing the Combination Transactions, even after obtaining stockholder approval.

In addition, either ILG or MVW may terminate the merger agreement, even after obtaining stockholder approval:

•	if the Initial Holdco Merger is not consummated by October 31, 2018 (the “Outside Date”), subject to two three-month extension periods;

•	if the approval of the ILG combination transactions proposal will not have been obtained by reason of the failure to obtain the required vote at a duly convened ILG stockholders meeting or any adjournment or postponement thereof;

•	if the approval of the MVW stock issuance proposal will not have been obtained by reason of the failure to obtain the required vote at a duly convened MVW stockholders meeting or any adjournment or postponement thereof;

•	if any legal restraint is in effect preventing the consummation of the Combination Transactions, and such restraint has become final and nonappealable, or if any governmental entity that must grant regulatory approval of the Combination Transactions under the terms of the merger agreement has denied such approval and such denial has become final and nonappealable; or

•	if the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (a) would give rise to the failure of the applicable condition to consummate the Combination Transactions and (b) is incapable of being cured by such party or is not cured by the earlier of (i) the Outside Date and (ii) thirty days following receipt of written notice of such breach.

In addition, either ILG or MVW may terminate the merger agreement:

•	at any time before the ILG special meeting or the MVW special meeting, respectively, if the board of directors of the other party (a) has failed to include in this joint proxy statement/prospectus its recommendation without modification or qualification that the stockholders approve the ILG combination transactions proposal or the MVW stock issuance proposal, as applicable, (b) has failed to publicly reaffirm its recommendation of the ILG combination transactions proposal or the MVW stock issuance proposal, as applicable, within ten business days after the date of any alternative transaction with a third party or any material modification thereto is first commenced, published or sent, or (c) withdraws, withholds, qualifies or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the Combination Transactions, or approves or recommends, or proposes publicly to approve or recommend, any alternative transaction with a third party; or

•	at any time before obtaining the ILG stockholder approval or the MVW stockholder approval, respectively, in order to enter into a binding agreement providing for a superior proposal under the provisions described under “The Merger Agreement—Changes in Board Recommendations.”

See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 148 of this joint proxy statement/prospectus for a discussion of these and other rights of each of ILG and MVW to terminate the merger agreement.

Expenses and Termination Fees

Generally, each party is required to pay all fees and expenses incurred by it in connection with the transactions contemplated by the merger agreement. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, ILG may be obligated to pay MVW, or MVW may be obligated to pay ILG, a termination fee of $146,000,000. See the section entitled “The Merger Agreement—Expenses and Termination Fees” beginning on page 149 of this joint proxy statement/prospectus for a more complete discussion of the circumstances under which termination fees will be required to be paid.

Appraisal Rights for ILG Stockholders

ILG stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. ILG common stock held by stockholders that do not vote for approval of the ILG combination transactions proposal and make a demand for appraisal in accordance with Delaware law will not be converted into the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

No Rights of Appraisal for MVW Stockholders

Holders of shares of MVW common stock will not have any rights of appraisal as a result of the Combination Transactions.

Comparison of Stockholder Rights

ILG stockholders receiving the merger consideration will have different rights once they become stockholders of MVW due to differences between the governing corporate documents of ILG and MVW. For more information about the comparison of stockholder rights, see the section entitled “Comparison of Stockholder Rights” beginning on page 171 of this joint proxy statement/prospectus.

Listing of Shares of MVW Common Stock; Delisting and Deregistration of Shares of ILG Common Stock

Application will be made to the NYSE to have the shares of MVW common stock issued in connection with the Combination Transactions approved for listing on the NYSE, where shares of MVW common stock are currently traded under the symbol “VAC.” If the Combination Transactions are completed, ILG common stock will be delisted from NASDAQ and there will no longer be a trading market for such stock. In addition, ILG common stock will be deregistered under the Exchange Act, and ILG will no longer file periodic reports with the SEC.

For more information on the listing of shares of MVW common stock and the delisting and deregistration of shares of ILG common stock, see the section entitled “The Combination Transactions—NYSE Market Listing of MVW Common Stock” beginning on page 124 of this joint proxy statement/prospectus and “The Combination Transactions—Delisting and Deregistration of ILG Common Stock” beginning on page 124 of this joint proxy statement/prospectus.

The ILG Special Meeting

Date, Time and Place

The ILG special meeting is scheduled to be held at ILG’s corporate offices, 6262 Sunset Drive, Miami, Florida 33143, on August 28, 2018, at 9:00 a.m., local time.

Purpose

At the ILG special meeting, and any adjournments or postponements thereof, ILG stockholders will be asked to consider and vote on:

•	the ILG combination transactions proposal;

•	the ILG advisory compensation proposal; and

•	the ILG adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the ILG combination transactions proposal.

Record Date; Stockholders Entitled to Vote

Only holders of record of ILG common stock at the close of business on July 13, 2018, the record date for the ILG special meeting, will be entitled to notice of, and to vote at, the ILG special meeting or any adjournments or postponements thereof. At the close of business on the record date, 124,310,401 shares of ILG common stock were issued and outstanding and held by 9,624 holders of record.

Holders of record of ILG common stock on the ILG Record Date are entitled to one vote per share at the ILG special meeting on each proposal. A list of stockholders of ILG will be available at the ILG special meeting for examination by any stockholder of record present at the ILG special meeting.

Quorum

No business may be transacted at the ILG special meeting unless a quorum is present. The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the ILG special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the ILG special meeting. If a quorum is not present, or if fewer shares of ILG common stock are voted in favor of the ILG combination transactions proposal than the number required for its approval, the ILG special meeting may be adjourned to allow more time for obtaining additional proxies or votes. At any subsequent reconvening of the ILG special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the ILG special meeting, except for any proxies that have been effectively revoked or withdrawn before the subsequent meeting.

Abstentions (shares of ILG common stock for which proxies have been received but for which the holders have abstained from voting) will be included in the calculation of the number of shares of ILG common stock represented at the ILG special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of ILG common stock represented at the ILG special meeting for purposes of determining whether a quorum has been achieved.

Required Vote; Failure to Vote, Broker Non-Votes and Abstentions

The approval of the ILG combination transactions proposal requires the affirmative vote of the holders of a majority of all outstanding shares of ILG common stock entitled to vote thereon. The approval of the ILG advisory compensation proposal requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting, although such vote will not be binding on ILG, ILG’s Board or MVW. The approval of the ILG adjournment proposal requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting.

Failures to vote and broker non-votes, if any, will have the same effect as votes against the ILG combination transactions proposal. Failures to vote and broker non-votes, if any, will have no effect on the ILG advisory compensation proposal and the ILG adjournment proposal. Votes to abstain will have the same effect as votes against the proposals.

Voting by ILG’s Directors and Executive Officers

At the close of business on the ILG Record Date, directors and executive officers of ILG and their affiliates were entitled to vote 2,692,930 shares of ILG common stock, or approximately 2.2% of the shares of ILG common stock outstanding on that date. ILG currently expects that ILG’s directors and executive officers will vote their shares in favor of each proposal being submitted to a vote of ILG stockholders at the ILG special meeting, although none of them has entered into any agreement obligating them to do so.

In addition, (i) the ILG Supporting Stockholders entered into the voting agreement with ILG and MVW pursuant to which, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, the ILG Supporting Stockholders have agreed to vote in favor of the ILG combination transactions proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to result in an alternative transaction and any action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions.

For additional information about the ILG special meeting, see the section entitled “ILG Special Meeting” beginning on page 48 of this joint proxy statement/prospectus.

The MVW Special Meeting

Date, Time and Place

The MVW special meeting is scheduled to be held at the Renaissance Orlando at SeaWorld, 6677 Sea Harbor Drive, Orlando, Florida 32821, on August 28, 2018 at 9:00 a.m., local time.

Purpose

At the MVW special meeting, and any adjournments or postponements thereof, MVW stockholders will be asked to consider and vote on:

•	the MVW stock issuance proposal; and

•	the MVW adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal.

Record Date; Stockholders Entitled to Vote

Only holders of record of MVW common stock at the close of business on July 13, 2018, the record date for the MVW special meeting (the “MVW Record Date”), will be entitled to notice of, and to vote at, the MVW special meeting, or any adjournment or postponement thereof. At the close of business on the MVW Record Date, 26,572,516 shares of MVW common stock were issued and outstanding and held by 22,310 holders of record.

Holders of record of MVW common stock on the MVW Record Date are entitled to one vote per share at the MVW special meeting on each proposal. A list of stockholders of MVW will be available at the MVW special meeting for examination by any stockholder of record present at the MVW special meeting.

Quorum

No business may be transacted at the MVW special meeting unless a quorum is present. The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the MVW special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the MVW special meeting. If a quorum is not present, or if fewer shares of MVW common stock are voted in favor of the MVW stock issuance proposal than the number required for its approval, the MVW special meeting may be adjourned to allow more time for obtaining additional proxies or votes. At any subsequent reconvening of the MVW special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the MVW special meeting, except for any proxies that have been effectively revoked or withdrawn before the subsequent meeting.

Abstentions (shares of MVW common stock for which proxies have been received but for which the holders have abstained from voting) will be included in the calculation of the number of shares of MVW common stock represented at the MVW special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of MVW common stock represented at the MVW special meeting for purposes of determining whether a quorum has been achieved.

Required Vote; Failure to Vote, Broker Non-Votes and Abstentions

The approval of the MVW stock issuance proposal requires the affirmative vote of the holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote on the proposal. The approval of the MVW adjournment proposal, if necessary or appropriate, requires the affirmative vote of holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote on the proposal. Votes to abstain will have the same effect as votes against the proposals.

Failures to vote and broker non-votes, if any, will have no effect on the MVW stock issuance proposal and the MVW adjournment proposal.

Voting by MVW’s Directors and Executive Officers

As of the close of business on the MVW Record Date, directors and executive officers of MVW and their affiliates were entitled to vote 519,328 shares of MVW common stock, or approximately 2% of the shares of MVW common stock outstanding. MVW currently expects that MVW’s directors and executive officers will vote their shares in favor of each proposal being submitted to a vote of MVW stockholders at the MVW special meeting, although none of them has entered into any agreement obligating them to do so.

For additional information about the MVW special meeting, see the section entitled “MVW Special Meeting” beginning on page 53 of this joint proxy statement/prospectus.

Description of Debt Financing

The Combination Transactions are not subject to a financing condition. In connection with the Combination Transactions, MVW intends to issue, or to cause one of its wholly-owned subsidiaries to issue, a combination of debt securities in a public or private offering, term loans and/or revolving loans. On June 8, 2018, MVW entered into an amended and restated bridge facility commitment letter, which is referred to in this joint proxy statement/prospectus as the bridge facility commitment letter, with JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Robinson Humphrey, Inc., Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Credit Suisse Loan Funding LLC, as joint arrangers to finance up to $2,450,000,000 of the cash consideration and fees, commissions and expenses payable by MVW in connection with the merger to the extent that MVW has not received $2,450,000,000 of net cash proceeds from a combination of (a) cash on its balance sheet and/or (b) the issuance by MVW or one of its wholly-owned subsidiaries of a combination of debt securities in a public or private offering, term loans and/or revolving loans, in each case, at or prior to completion of the merger, which is referred to in this joint proxy statement/prospectus as the “bridge facility.” JPMorgan Chase Bank N.A., Bank of America, N.A., SunTrust Bank, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Wells Fargo Bank, National Association, Credit Suisse AG, Cayman Islands Branch, MUFG Union Bank, N.A., HSBC Bank USA, N.A., First Hawaiian Bank, US Bank National Association, The Bank of New York Mellon and Synovus Bank each provided a commitment to fund loans under the bridge facility and are collectively referred to in this joint proxy statement/prospectus as the “bridge commitment parties.” The bridge commitment parties’ obligation to fund the bridge facility is subject to several limited conditions as set forth in the bridge facility commitment letter, including, among others, completion of the merger, the non-occurrence of a material adverse effect (as defined in the bridge facility commitment letter) on ILG, the accuracy in all material respects of certain representations and warranties related to both MVW and ILG, the delivery of certain financial statements of MVW and ILG and other customary conditions.

Securitization and Warehouse Facility

ILG will use commercially reasonable efforts to close a term securitization with net proceeds of approximately $200,000,000 (if appropriate given the amount of receivables then available, or such lesser amount as ILG reasonably determines, and net of any required deposit of proceeds into a prefunding account) secured by its vacation ownership notes receivable in a manner consistent with past practice; provided that, if such securitization cannot be effected on reasonable terms (in ILG’s discretion), then ILG will use its commercially reasonable efforts to implement a receivables financing with respect to such vacation ownership notes receivable through a warehouse credit facility with a capacity of at least $250,000,000 that will survive the closing of the Combination Transactions without a material change in terms.

Litigation Relating to the Combination Transactions

On July 6, 2018, a complaint challenging the Combination Transactions was filed on behalf of alleged stockholders of ILG in the District Court for the District of Delaware, captioned Scarantino v. ILG, Inc., et al., Case No. 1:18-cv-00999-UNA.

The complaint names as defendants ILG, ILG’s directors, Holdco, Ignite Merger Sub, MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub. The complaint alleges that (i) ILG and ILG’s directors issued a false and misleading registration statement in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (ii) ILG’s directors, MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub violated Section 20(a) of the Exchange Act by allegedly exercising control over ILG and ILG’s directors while they issued a false and misleading registration statement. The complaint seeks an injunction preventing the defendants from consummating the Combination Transactions and attorneys’ fees and costs, as well as other remedies.

On July 13, 2018, a complaint challenging the Combination Transactions was filed on behalf of an alleged stockholder of ILG in the District Court for the Southern District of Florida, captioned Patricia Stephens v. ILG, Inc., et al., Case No. 1:18-cv-22844-CMA.

The complaint names ILG and ILG’s directors as defendants. The complaint alleges that (i) ILG and ILG’s directors issued a false and misleading registration statement in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and (ii) ILG’s directors violated Section 20(a) of the Exchange Act by allegedly exercising control over ILG while issuing a false and misleading registration statement. The complaint seeks an injunction preventing the defendants from consummating the Combination Transactions and attorneys’ fees and costs, as well as other remedies.

ILG and MVW believe that these lawsuits are without merit and intend to defend themselves vigorously. Similar lawsuits could be filed in the future.

Summary Consolidated Financial Data of ILG

The following table presents a summary of ILG’s selected historical financial data, which was derived from ILG’s last five years of consolidated financial statements. This disclosure does not include the effects of the Combination Transactions. The selected historical financial data for each of the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 is derived from ILG’s audited consolidated financial statements included in ILG’s Current Report on Form 8-K filed with the SEC on June 5, 2018, which is incorporated by reference in this joint proxy statement/prospectus. ILG’s audited consolidated financial statements included in ILG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 did not reflect the adoption of Financial Accounting Standards Board Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), as amended (“ASC 606”). As ILG adopted ASC 606 effective January 1, 2018 on a retrospective basis, ILG recasted its audited consolidated financial statements to reflect the adoption of ASC 606 as of January 1, 2015, the first day of its fiscal year ended December 31, 2015 in ILG’s Current Report on Form 8-K filed with the SEC on June 5, 2018. ILG revised its “Management Discussion and Analysis of Financial Condition and Results of Operations” for the fiscal year ended December 31, 2017 and its

“Selected Financial Data” for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015 to reflect the adoption of ASC 606 and filed it in a Current Report on Form 8-K on July 19, 2018 with the SEC (which is incorporated by reference herein). The selected historical financial data included in the table below for each of the fiscal years ended December 31, 2014 and December 31, 2013 is derived from ILG’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus and have not been restated for the retrospective adoption of ASC 606.

The selected historical financial data for ILG as of March 31, 2018 and for the three months ended March 31, 2018 and March 31, 2017 are derived from ILG’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited financial data presented has been prepared on a basis consistent with ILG’s audited consolidated financial statements as recasted in ILG’s Current Report on Form 8-K filed with the SEC on June 5, 2018 reflecting the adoption of ASC 606. In the opinion of ILG’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

Historical results are not necessarily indicative of the results that may be expected for any future period or any future date. Because this information is only a summary and does not provide all of the information contained in ILG’s consolidated financial statements, including the related notes, this selected historical financial data should be read in conjunction with ILG’s Current Report on Form 8-K filed with the SEC on June 5, 2018, ILG’s Current Report on Form 8-K filed on July 19, 2018 with the SEC, and ILG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018. See the section entitled “Where You Can Find More Information” beginning on page 193 of this joint proxy statement/prospectus.

($ in millions, except per share data)	Three Months Ended March 31,		Fiscal Year
	2018	2017	2017	2016(1)	2015	2014(2)	2013(2)
Income Statement Data
Revenues	$482	$444	$1,771	$1,357	$699	$614	$501
Revenues net of total expenses	$66	$63	$225	$193	$130	$127	$133
Net income	$43	$44	$174	$270	$74	$79	$81
Per Share Data
Earnings per share — Basic	$0.35	$0.35	$1.40	$2.67	$1.28	$1.38	$1.42
Earnings per share — Diluted	$0.34	$0.35	$1.38	$2.65	$1.27	$1.36	$1.40
Cash dividends declared per share	$0.175	$0.15	$0.60	$0.48	$0.48	$0.44	$0.33
Balance Sheet Data (at end of period)
Total assets	$3,770	$3,418	$3,687	$3,314	$1,282	$1,324	$1,022
Long-term debt, net(3)	$563	$601	$562	$580	$416	$484	$250
Redeemable noncontrolling interest	$1	$1	$1	$1	$1	$1	$—
Total liabilities	$2,031	$1,788	$1,970	$1,713	$814	$903	$645
Total equity	$1,738	$1,629	$1,716	$1,600	$467	$420	$377

(1)	The 2016 fiscal year includes $163 million of gain on bargain purchase recorded in connection with the Vistana acquisition, which affects net income and earnings per share comparability to other fiscal years presented.
(2)	Amounts included in the table above have not been restated for the retrospective adoption of ASC 606. As such, the selected consolidated financial data is not comparable to the 2017, 2016 and 2015 information.
(3)	Amounts are exclusive of Securitized debt from variable interest entities (“VIES”) presented on ILG’s historical consolidated balance sheets for the years ended December 31, 2017 and 2016.

Summary Consolidated Financial Data of MVW

The following table presents a summary of MVW’s selected historical financial data, which was derived from MVW’s last five years of consolidated financial statements. This disclosure does not include the effects of the Combination Transactions. The selected historical financial data for each of the fiscal years ended December 31,

2017, December 30, 2016 and January 1, 2016 is derived from MVW’s audited consolidated financial statements included in MVW’s Current Report on Form 8-K filed with the SEC on June 5, 2018, which is incorporated by reference in this joint proxy statement/prospectus. MVW’s audited consolidated financial statements included in MVW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 did not reflect the adoption of ASC 606. As MVW adopted ASC 606 effective January 1, 2018 on a retrospective basis, MVW recasted its audited consolidated financial statements to reflect the adoption of ASC 606 as of January 3, 2015, the first day of its fiscal year ended January 1, 2016 in MVW’s Current Report on Form 8-K with the SEC filed on June 5, 2018. MVW revised its “Management Discussion and Analysis of Financial Condition and Results of Operations” for the fiscal year ended December 31, 2017 and its “Selected Financial Data” for the fiscal years ended December 31, 2017, December 30, 2016 and January 1, 2016 to reflect the adoption of ASC 606 and filed it in a Current Report on Form 8-K on July 19, 2018 with the SEC (which is incorporated by reference herein). The selected historical financial data included in the table below for each of the fiscal years ended January 2, 2015 and January 3, 2014 is derived from MVW’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus and have not been restated for the retrospective adoption of ASC 606.

The selected historical financial data for MVW as of March 31, 2018 and for the three months ended March 31, 2018 and March 31, 2017 are derived from MVW’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The unaudited financial data presented has been prepared on a basis consistent with MVW’s audited consolidated financial statements as recasted in MVW’s Current Report on Form 8-K filed with the SEC on June 5, 2018 reflecting the adoption of ASC 606. In the opinion of MVW’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

Historical results are not necessarily indicative of the results that may be expected for any future period or any future date. Because this information is only a summary and does not provide all of the information contained in MVW’s consolidated financial statements, including the related notes, this selected historical financial data should be read in conjunction with MVW’s Current Report on Form 8-K filed with the SEC on June 5, 2018, MVW’s Current Report on Form 8-K filed with the SEC on July 19, 2018 and MVW’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018. See the section entitled “Where You Can Find More Information” beginning on page 193 of this joint proxy statement/prospectus.

($ in millions, except per share data)	Three Months Ended March 31,		Fiscal Year
	2018	2017	2017(1)	2016	2015	2014(2)	2013(2)
Income Statement Data
Revenues	$571	$528	$2,183	$2,000	$2,067	$1,716	$1,750
Revenues net of total expenses	$53	$45	$246	$200	$225	$156	$144
Net income	$36	$28	$235	$122	$127	$81	$80
Per Share Data
Earnings per share — Basic	$1.35	$1.02	$8.70	$4.37	$4.04	$2.40	$2.25
Earnings per share — Diluted	$1.32	$1.00	$8.49	$4.29	$3.95	$2.33	$2.18
Cash dividends declared per share	$0.40	$0.35	$1.45	$1.25	$1.05	$0.25	$—
Balance Sheet Data (at end of period)
Total assets	$2,760	$2,276	$2,845	$2,320	$2,351	$2,531	$2,623
Debt, net	$1,012	$684	$1,095	$737	$679	$703	$671
Mandatorily redeemable preferred stock of consolidated subsidiary, net	$—	$—	$—	$—	$39	$39	$39
Total liabilities	$1,694	$1,361	$1,804	$1,425	$1,372	$1,451	$1,414
Total equity	$1,066	$915	$1,041	$895	$979	$1,080	$1,209

(1)	In 2017, MVW changed to a calendar year-end reporting cycle. Earlier fiscal years ended on the Friday closest to December 31.
(2)	Amounts included in the table above have not been restated for the retrospective adoption of ASC 606. As such, the selected consolidated financial data is not comparable to the 2017, 2016 and 2015 information.

Beginning with its 2017 fiscal year, MVW changed its financial reporting cycle to a calendar year-end and end-of-month quarterly reporting cycle. Accordingly, its 2017 fiscal year began on December 31, 2016 (the day after the end of the 2016 fiscal year) and ended on December 31, 2017 and its 2017 quarters include the three-month periods ended March 31, June 30, September 30, and December 31, except that the period ended March 31, 2017 also includes December 31, 2016. MVW’s future fiscal years will begin on January 1 and end on December 31. Prior to the 2017 fiscal year, MVW’s fiscal year was a 52 or 53 week fiscal year that ended on the Friday nearest to December 31 and its quarterly reporting cycle included twelve-week periods for the first, second and third quarters and a sixteen-week period (or in some cases a seventeen-week period) for the fourth quarter. As a result of the change in its financial reporting cycle, MVW’s 2017 fiscal year had two more days of activity than each of its 2016, 2015 and 2014 fiscal years, and five fewer days of activity than its 2013 fiscal year. Additionally, MVW’s quarter ended March 31, 2017 had one more day of activity than its quarter ended March 31, 2018. MVW has not restated, and does not plan to restate, its historical results included and incorporated by reference herein as a result of such change.

Fiscal Year	Fiscal Year-End Date	Number of Days
2017	December 31, 2017	366
2016	December 30, 2016	364
2015	January 1, 2016	364
2014	January 2, 2015	364
2013	January 3, 2014	371

Summary Unaudited Pro Forma Combined Financial Data of MVW and ILG

The following table shows summary unaudited pro forma combined financial data for the financial condition and results of operations of the combined company after giving effect to the Combination Transactions. This information has been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”), under which the assets and liabilities of ILG will be recorded by MVW at their respective fair values as of the date the Combination Transactions are completed. The summary unaudited pro forma combined balance sheet data is presented as if the Combination Transactions had occurred on March 31, 2018. The unaudited pro forma combined statement of income data for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017 are presented as if the Combination Transactions occurred on December 31, 2016, the beginning of the earliest period presented.

This summary unaudited pro forma combined financial data does not reflect the realization of any cost savings from operating efficiencies, synergies or other restructuring, or associated costs to achieve such savings, that may result from the Combination Transactions. Further, this data does not reflect the effect of any regulatory actions that may impact the combined company when the Combination Transactions are completed. This data has been derived from and should be read in conjunction with the more detailed unaudited pro forma combined financial statements of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the unaudited pro forma combined financial statements. In addition, the summary unaudited pro forma combined financial statements were based on and should be read in conjunction with the historical consolidated financial statements and related notes of both MVW and ILG for the applicable periods, which have been incorporated in this joint proxy statement/prospectus by reference. See the section entitled “Where You Can Find More Information” beginning on page 193 of this joint proxy statement/prospectus and the section entitled “MVW and ILG Unaudited Pro Forma Combined Financial Statements” beginning on page 155 of this joint proxy statement/prospectus.

This summary unaudited pro forma combined financial data has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Combination Transactions been completed as of the dates indicated. In addition, summary unaudited pro forma combined financial data does not purport to project the future financial position or operating results of the combined company. The unaudited summary pro forma combined financial data is based upon currently available information and estimates and assumptions that MVW’s management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the Closing Date of the Combination Transactions.

($ in millions, except per share data)	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Summary Unaudited Pro Forma Combined Income Statement Data
Revenues	$1,042	$3,921
Revenues net of total expenses	$103	$423
Net income attributable to common stockholders	$50	$324
Per Share Data
Earnings per share — Basic	$1.05	$6.80
Earnings per share — Diluted	$1.03	$6.65
Cash dividends declared per share(1)	N/A	N/A
Summary Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$8,899
Debt, net	$3,765
Redeemable non-controlling interest	$1
Total equity before non-controlling interests	$3,441
Non-controlling interests	$40

(1)	Pro forma dividends per common share is not presented as the dividend policy for the combined company will be determined by MVW’s Board following the completion of the Combination Transactions.

Unaudited Comparative Per Share Data

The historical per share data of each of MVW and ILG presented below is derived from the audited consolidated financial statements of each company as of, and for the fiscal year ended, December 31, 2017 and the unaudited consolidated financial statements of each company as of, and for the three months ended, March 31, 2018. The unaudited pro forma combined per MVW common share data presented below gives effect to the Combination Transactions under the acquisition method of accounting, as if the Combination Transactions had occurred on December 31, 2016, the first day of MVW’s fiscal year ended December 31, 2017, in the case of net income, and at March 31, 2018, in the case of book value per share data, and assuming that each outstanding share of ILG common stock had been converted into shares of MVW common stock based on the exchange ratio. The unaudited pro forma combined per MVW common share data is derived from the unaudited consolidated financial statements of each of MVW and ILG for the three months ended March 31, 2018 and the audited consolidated financial statements for each of MVW and ILG for the fiscal year ended December 31, 2017 as recasted to reflect the adoption of ASC 606. The unaudited pro forma combined per ILG equivalent share data presented below shows the effect of the Combination Transactions from the perspective of a holder of ILG common stock. The unaudited pro forma combined per ILG equivalent share data was calculated by multiplying the unaudited pro forma combined per MVW common share amounts by the exchange ratio. The following information should be read in conjunction with the historical consolidated financial statements and related notes of MVW and ILG for the applicable periods, which have been incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the section entitled “MVW and ILG Unaudited

Pro Forma Combined Financial Statements” beginning on page 155 of this joint proxy statement/prospectus. The unaudited pro forma combined data below is not necessarily indicative of the operating results or financial position that would have occurred if the Combination Transactions had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma combined data does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

MVW Historical Data Per Common Share	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Earnings per share
Basic	$1.35	$8.70
Diluted	$1.32	$8.49
Dividends declared per common share	$0.40	$1.45
Book value per share(1)	$40.14	$39.33

ILG Historical Data Per Common Share	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Earnings per share
Basic	$0.35	$1.40
Diluted	$0.34	$1.38
Dividends declared per common share	$0.175	$0.60
Book value per share(1)	$13.66	$13.53

MVW Pro Forma Combined Data Per Common Share	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Earnings per share
Basic	$1.05	$6.80
Diluted	$1.03	$6.65
Dividends declared per common share(2)	N/A	N/A
Book value per share(1)	$72.88	N/A

ILG Pro Forma Equivalent Data Per Common Share	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Earnings per share
Basic	$0.17	$1.12
Diluted	$0.17	$1.10
Dividends declared per common share(2)	N/A	N/A
Book value per share(1)	$12.03	N/A

(1)	Amount is calculated by dividing total equity by outstanding common stock, as applicable.
(2)	Pro forma dividends per common share is not presented as the dividend policy for the combined company will be determined by MVW’s Board following the completion of the Combination Transactions.

Comparative Stock Prices and Dividends

Presented below are MVW’s and ILG’s historical per share data for the periods indicated below. MVW common stock is currently traded on the NYSE under the symbol “VAC” and ILG common stock is currently traded on the NASDAQ under the symbol “ILG.”

This information should be read together with the consolidated financial statements and related notes of MVW and ILG that are incorporated by reference in this document and with the unaudited pro forma combined financial data included under “MVW and ILG Unaudited Pro Forma Combined Financial Statements” beginning on page 155 of this joint proxy statement/prospectus.

	MVW Common Stock			ILG Common Stock
	High	Low	Dividends Declared	High	Low	Dividends Declared
Calendar Year 2015
First quarter	$83.85	$70.00	$0.25	$27.45	$20.75	$0.12
Second quarter	90.88	77.70	0.25	26.78	22.75	0.12
Third quarter	93.40	65.70	0.25	23.19	18.29	0.12
Fourth quarter	74.63	55.27	0.30	21.98	13.98	0.12
Calendar Year 2016
First quarter	$70.29	$45.95	$0.30	$15.58	$10.61	$0.12
Second quarter	69.97	56.33	0.30	15.94	11.79	0.12
Third quarter	80.27	61.87	0.30	18.24	15.92	0.12
Fourth quarter	89.94	59.36	0.35	18.81	15.94	0.12
Calendar Year 2017
First quarter	$100.12	$79.79	$0.35	$21.00	$17.56	$0.15
Second quarter	128.25	96.42	0.35	28.99	20.25	0.15
Third quarter	125.90	107.58	0.35	27.80	24.38	0.15
Fourth quarter	143.53	122.07	0.40	30.70	26.54	0.15
Calendar Year 2018
First quarter	$154.14	$132.26	$0.40	$34.92	$28.12	$0.175
Second quarter	138.46	107.17	0.40	35.00	30.18	0.175
Third quarter (through July 9, 2018)	118.84	113.15	—	34.20	32.85	—

The following table presents the closing prices of MVW common stock on the NYSE and ILG common stock on the NASDAQ on April 27, 2018, the last trading day before public announcement of the merger agreement, and on July 9, 2018, the latest practicable trading day before the date of this joint proxy statement/prospectus.

The table also includes the equivalent closing per share price of ILG common stock on those dates as determined by reference to the value of merger consideration to be received for each share of ILG common stock in the Combination Transactions (including the cash consideration of $14.75 per share). These equivalent closing per share prices reflect the fluctuating value of the MVW common stock that ILG stockholders would receive in exchange for each share of ILG common stock (together with the $14.75 to be paid per share of ILG common stock) if the Combination Transactions had been completed on either of these dates, applying the exchange ratio of 0.165 shares of MVW common stock for each share of ILG common stock.

Date	MVW Common Stock	ILG Common Stock	Equivalent per Share Value
April 27, 2018	$134.43	$32.65	$36.93
July 9, 2018	$118.63	$33.74	$34.32

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Special Note About Forward-Looking Statements” beginning on page 45 of this joint proxy statement/prospectus, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of ILG and MVW because those risks will also affect the combined company after giving effect to the Combination Transactions. Those risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2017 and any amendments thereto, for each of ILG and MVW, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

Risks Relating to the Combination Transactions

The exchange ratio is fixed and will not be adjusted for changes in either ILG’s or MVW’s stock price.

The exchange ratio is fixed such that each share of ILG common stock will be converted into the right to receive 0.165 shares of MVW common stock in connection with the Combination Transactions. This exchange ratio will not be adjusted for changes in the market price of either ILG common stock or MVW common stock between the date of signing the merger agreement and completion of the Combination Transactions.

Changes in the price of MVW common stock before the closing of the Combination Transactions will affect the market value of MVW common stock that ILG common stockholders will receive at the closing of the Combination Transactions. The prices of ILG common stock and MVW common stock at the closing of the Combination Transactions may vary from their prices on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of each special meeting. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of MVW common stock during the period from April 27, 2018, the last trading day before public announcement of the merger agreement, through July 20, 2018, the latest practicable trading date before the date of this joint proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $22.18 to a low of $17.93 for each share of ILG common stock and an implied value ranging from a low of $32.68 to a high of $36.93 per share of ILG common stock, as determined by reference to the value of merger consideration to be received for each share of ILG common stock in the Combination Transactions (including the cash consideration of $14.75 per share).

These variations could result from changes in the business, operations or prospects of ILG or MVW before or following the Combination Transactions, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of ILG or MVW. The Combination Transactions may be completed a considerable period after the date of both the ILG special meeting and the MVW special meeting. Therefore, at the time of the special meetings, ILG stockholders will not know with certainty the value of the shares of MVW common stock that they will receive upon completion of the Combination Transactions.

ILG and MVW will be subject to various uncertainties and contractual restrictions, including the risk of litigation, while the Combination Transactions are pending, which may cause disruption and may make it more difficult to maintain relationships with employees, suppliers, vendors, customers or others.

Uncertainty about the effect of the Combination Transactions on relationships with employees, suppliers, vendors, customers or others may have an adverse effect on ILG and/or MVW. Although ILG and MVW intend to take steps designed to reduce any adverse effects, these uncertainties may impair ILG’s and MVW’s ability to attract, retain and motivate key personnel until the Combination Transactions are completed and for a period of time thereafter, and could cause suppliers, vendors, customers and others that deal with ILG and MVW to seek to change, not renew or discontinue existing business relationships with ILG and MVW.

Employee retention and recruitment may be challenging before the completion of the Combination Transactions, as employees and prospective employees may have uncertainty about their future roles with the combined company. If, despite ILG’s and MVW’s retention and recruiting efforts, key employees depart or prospective key employees are unwilling to accept employment with either company because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, ILG’s and MVW’s financial results could be adversely affected.

The pursuit of the Combination Transactions and the preparation for the integration may place a significant burden on management and internal resources. The diversion of management’s attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could adversely affect ILG’s and MVW’s financial results.

In addition, the merger agreement restricts each company, without the other’s consent, from making certain acquisitions and taking other specified actions until the Combination Transactions close or the merger agreement terminates. These restrictions may prevent ILG or MVW from pursuing otherwise attractive business opportunities and making other changes to their respective businesses before completion of the Combination Transactions or termination of the merger agreement. See the section entitled “The Merger Agreement—Conduct of Business” beginning on page 135 of this joint proxy statement/prospectus.

One of the conditions to the closing of the Combination Transactions is the absence of any judgment, order, decree, statute, law, ordinance, rule or regulation, having been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the Combination Transactions. Accordingly, while no litigation specific to the Combination Transactions has been commenced, it is possible that such litigation may commence, and in any such litigation if any of the plaintiffs is successful in obtaining an injunction prohibiting the consummation of the Combination Transactions, then such injunction may prevent the Combination Transactions from being completed, or delay their being completed within the expected time frame. On July 6, 2018, a complaint challenging the Combination Transactions was filed on behalf of alleged stockholders of ILG in the District Court for the District of Delaware, captioned Scarantino v. ILG, Inc., et al., Case No. 1:18-cv-00999-UNA, seeking an injunction preventing the consummation of the Combination Transactions, as well as other remedies. On July 13, 2018, a complaint challenging the Combination Transactions was filed on behalf of an alleged stockholder of ILG in the District Court for the Southern District of Florida, captioned Patricia Stephens v. ILG, Inc., et al., Case No. 1:18-cv-22844-CMA, seeking an injunction preventing the consummation of the Combination Transactions, as well as other remedies. ILG and MVW believe that these lawsuits are without merit and intend to defend themselves vigorously. Similar lawsuits could be filed in the future. See the section entitled “Litigation Relating to the Combination Transactions” beginning on page 126.

Accordingly, while no judgment has been entered specific to the Combination Transactions, it is possible that additional litigation may commence, and in any such litigation if any of the plaintiffs is successful in obtaining an injunction prohibiting the consummation of the Combination Transactions, such injunction may prevent the Combination Transactions from being completed, or delay their being completed within the expected time frame.

Failure to complete the Combination Transactions could negatively impact the stock prices and the future business and financial results of ILG and MVW.

If the Combination Transactions are not completed, the ongoing businesses of ILG and/or MVW may be adversely affected, and ILG and MVW may be subject to several risks, including the following:

•	being required to pay a termination fee under certain circumstances as provided in the merger agreement;

•	having to pay certain costs relating to the Combination Transactions, such as legal, accounting, financial advisor and other fees and expenses;

•	the stock prices of ILG common stock and MVW common stock could decline to the extent that the current market prices reflect a market assumption that the Combination Transactions will be completed; and

•	having had the focus of each company’s management on the Combination Transactions instead of on pursuing other opportunities that could have been beneficial to each respective company.

If the Combination Transactions are not completed, ILG and MVW cannot assure their stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock prices of ILG or MVW.

The merger agreement contains provisions that could discourage a potential competing acquirer of either ILG or MVW.

The merger agreement contains customary “no shop” provisions that, subject to limited exceptions, restrict each of ILG’s and MVW’s ability to solicit, initiate, or knowingly encourage and facilitate competing third-party proposals for the acquisition of their company’s stock or assets. In addition, before the board of directors of the company that has received a competing third-party acquisition proposal can withdraw, withhold, qualify or modify its recommendation on the Combination Transactions or terminates the merger agreement to enter into a superior third-party acquisition proposal, the other party has an opportunity to offer to modify the terms of the Combination Transactions. In some circumstances, upon termination of the merger agreement, one of the parties will be required to pay a termination fee. See the sections entitled “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 138 of this joint proxy statement/prospectus, “The Merger Agreement—Termination of the Merger Agreement” beginning on page 148 of this joint proxy statement/prospectus and “The Merger Agreement— Expenses and Termination Fees” beginning on page 149 of this joint proxy statement/prospectus.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of ILG or MVW from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share market value than the market value proposed to be received or realized in the Combination Transactions, or might otherwise result in a potential third-party acquirer proposing to pay a lower price to the stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable.

If the merger agreement is terminated and either ILG or MVW decides to seek another business combination, it may not be able to negotiate or consummate a transaction with another party on terms comparable to, or better than, the terms of the merger agreement.

ILG’s and MVW’s ability to complete the Combination Transactions is subject to certain closing conditions and the receipt of consents and approvals from government entities which may impose conditions that could adversely affect ILG or MVW or cause the Combination Transactions to be abandoned.

The merger agreement contains certain closing conditions, including, among others:

•	the accuracy of the representations and warranties of the other party contained in the merger agreement, subject to the qualifications described in more detail herein;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement;

•	the approval by the holders of a majority of all outstanding shares of ILG common stock at the ILG special meeting of the ILG combination transactions proposal;

•	the approval of the MVW stock issuance proposal by the holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote thereon;

•	the absence of any judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition that prevents the consummation of the Combination Transactions;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part; and

•	the approval for listing by the NYSE of the shares of MVW common stock issuable in the Initial Holdco Merger.

We cannot assure you that the various closing conditions will be satisfied, or that any required conditions will not materially adversely affect the combined company following the Combination Transactions or will not result in the abandonment or delay of the Combination Transactions.

Any delay in completing the Combination Transactions may reduce or eliminate the benefits that ILG and MVW expect to achieve.

The Combination Transactions are subject to a number of conditions beyond ILG’s and MVW’s control that may prevent, delay or otherwise materially adversely affect the completion of the Combination Transactions. ILG and MVW cannot predict whether and when these conditions will be satisfied. Any delay in completing the Combination Transactions could cause the combined company not to realize some or all of the synergies that ILG and MVW expect to achieve if the Combination Transactions are successfully completed within the expected time frame. See the section entitled “The Merger Agreement—Conditions to Completion of the Combination Transactions” beginning on page 146 of this joint proxy statement/prospectus.

ILG’s and MVW’s directors and executive officers have interests in the Combination Transactions that may be different from, or in addition to, the interests of ILG and MVW stockholders generally.

Certain of the directors and executive officers of each of ILG and MVW negotiated the terms of the merger agreement, and ILG’s Board unanimously recommended that ILG stockholders vote in favor of the ILG combination transactions proposal, the ILG advisory compensation proposal and the ILG adjournment proposal, and MVW’s Board unanimously recommended that MVW stockholders vote in favor of the MVW stock issuance proposal and the MVW adjournment proposal. These directors and executive officers may have interests in the Combination Transactions that are different from, or in addition to, those of ILG stockholders and MVW stockholders. These interests include the continued employment of certain executive officers of MVW and ILG by the combined company, the continued service as directors of MVW following the Combination Transactions of certain directors of ILG and all of the directors of MVW, the treatment of equity-based awards in the Combination Transactions, transaction bonus awards, employment agreements and other rights held by ILG and MVW directors and executive officers, as applicable, and the indemnification of former ILG directors and officers by the combined company. ILG stockholders and MVW stockholders should be aware of these interests when they consider their respective board of directors’ recommendations that they vote in favor of the ILG combination transactions proposal and the ILG advisory compensation proposal, or the MVW stock issuance proposal, as applicable.

The boards of directors of each of ILG and MVW were aware of these potential interests and considered them in making their recommendations to approve the ILG combination transactions proposal and the MVW stock issuance proposal, respectively. The interests of ILG’s and MVW’s respective directors and executive officers are described in more detail in the sections entitled “The Combination Transactions—Interests of ILG Directors and Executive Officers in the Combination Transactions” beginning on page 112 of this joint proxy statement/prospectus and “The Combination Transactions—Interests of MVW Directors and Executive Officers in the Combination Transactions” beginning on page 120 of this joint proxy statement/prospectus.

The opinions obtained by ILG’s Board and MVW’s Board from their respective financial advisors do not and will not reflect changes in circumstances after the date of such opinions.

On April 30, 2018, Goldman Sachs and, on April 29, 2018, Moelis, each delivered an opinion to ILG’s Board that, as of such date, based on and subject to the qualifications, limitations and assumptions set forth in their respective opinions, the merger consideration to be paid to ILG stockholders in the Combination Transactions pursuant to the merger agreement was fair, from a financial point of view, to such stockholders. Separately, on April 29, 2018, J.P. Morgan delivered an opinion to MVW’s Board that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in J.P. Morgan’s opinion, the merger consideration was fair, from a financial point of view, to MVW. Changes in the operations and prospects of ILG or MVW, general market and economic conditions and other factors that may be beyond the control of ILG and MVW, and on which the opinions of Goldman Sachs, Moelis and J.P. Morgan were based, may alter the value of ILG or MVW or the prices of shares of ILG common stock or MVW common stock by the time the Combination Transactions are completed. ILG and MVW have not obtained, and do not expect to request, updated opinions from their respective financial advisors. None of Goldman Sachs’, Moelis’ and J.P. Morgan’s opinions speak to the time when the Combination Transactions will be completed or to any date other than the date of such opinions. As a result, the opinions do not and will not address the fairness, from a financial point of view, of the merger consideration to be paid to ILG stockholders in the Combination Transactions pursuant to the merger agreement at the time the Combination Transactions are completed or at any time other than the date such opinion was rendered, or the fairness, from a financial point of view, of the merger consideration to be paid by MVW in the Combination Transactions pursuant to the merger agreement at the time the Combination Transactions are completed or at any time other than the date when each opinion was rendered. For a more complete description of the opinions that ILG’s Board received from its financial advisors and a summary of the material financial analyses they provided to ILG’s Board in connection with rendering such opinions, please refer to “The Combination Transactions—Opinions of ILG’s Financial Advisors” beginning on page 78 of this joint proxy statement/prospectus and the full text of such written opinions included as Annexes B and C to this joint proxy statement/prospectus. For a more complete description of the opinion that MVW’s Board received from its financial advisor and a summary of the material financial analyses it provided to MVW’s Board in connection with rendering such opinion, please refer to “The Combination Transactions—Opinion of MVW’s Financial Advisor” beginning on page 104 of this joint proxy statement/prospectus and the full text of such written opinion included as Annex D to this joint proxy statement/prospectus.

If the Combination Transactions do not qualify as reorganizations under Section 368(a) of the Code, ILG and ILG stockholders may be required to pay substantial U.S. federal income taxes.

ILG’s obligation to effect the Combination Transactions is conditioned on its receipt of an opinion from its tax counsel, Paul, Weiss (or, if Paul, Weiss is unable to deliver such an opinion, of Kirkland), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion will be based on certain assumptions and representations as to factual matters from ILG, MVW, Holdco, Ignite Merger Sub, Volt Corporate Merger Sub and Volt LLC Merger Sub, as well as certain covenants by those parties. The opinion cannot be relied upon if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. The opinion of counsel is not binding upon the Internal Revenue Service (the “IRS”) or the courts, and there is no assurance that the IRS or a court will not take a contrary position. ILG and MVW do not intend to request a ruling from the IRS regarding any aspects of the U.S. federal income tax consequences of the Combination Transactions. If the IRS or a court determines that the Combination Transactions should not be treated as described in the opinion, an ILG U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 151 of this joint proxy statement/prospectus) would generally recognize gain or loss for U.S. federal income tax purposes upon the exchange of ILG common stock for MVW common stock in the Combination Transactions. In addition, there is a risk that ILG would recognize gain for U.S. federal income tax purposes, measured generally by the excess of the fair market value of ILG’s assets over ILG’s adjusted tax basis in such assets. For more information on the material U.S. federal income tax consequences of the Combination Transactions, see the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 151.

Risks Related to the Combined Company if the Combination Transactions are Completed

The combined company may not be able to integrate successfully and many of the anticipated benefits of combining ILG and MVW may not be realized.

ILG and MVW entered into the merger agreement with the expectation that the Combination Transactions will result in various benefits, including, among other things, operating efficiencies. Achieving the anticipated benefits of the Combination Transactions is subject to a number of uncertainties, including whether the businesses of ILG and MVW can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the Combination Transactions. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the closing of the Combination Transactions. The combined company may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected net income and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

Completion of the Combination Transactions may trigger change in control or other provisions in certain agreements to which ILG is a party.

The completion of the Combination Transactions may trigger change in control or other provisions in certain agreements to which ILG is a party. If MVW and ILG are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if MVW and ILG are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to ILG.

MVW will take on additional indebtedness to finance the Combination Transactions, which could adversely affect the combined company’s business, financial condition and results of operations, including by decreasing the combined company’s business flexibility, as well as its ability to meet payment obligations under its indebtedness.

In connection with the completion of the Combination Transactions, MVW intends to significantly increase its level of indebtedness. MVW’s increased level of debt, together with certain covenants and restrictions that will be imposed on the combined company in connection with incurring this indebtedness, will, among other things, (a) require MVW to dedicate a larger portion of its cash flow from operations to servicing and repayment of debt; (b) reduce funds available for strategic initiatives and opportunities, dividends, share repurchases, working capital and other general corporate needs; (c) limit MVW’s ability to incur certain kinds or amounts of additional indebtedness, which could restrict MVW’s flexibility to react to changes in MVW’s business, industry and economic conditions and increase borrowing costs; (d) create competitive disadvantages relative to other companies with lower debt levels and (e) increase its vulnerability to the impact of adverse economic and industry conditions. These covenants and restrictions may limit how the business of the combined company is conducted. The combined company may not be able to maintain compliance with these covenants and restrictions and, if it fails to do so, it may not be able to obtain waivers thereto and/or amend these covenants and restrictions. The combined company’s failure to comply with the restrictive covenants could result in an event of default, which, if not cured or waived, could result in its being required to repay such indebtedness before its due date or to have to negotiate amendments to or waivers thereof, which may have unfavorable terms or result in the incurrence of additional fees and expenses.

The ability of the combined company to make scheduled cash payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate significant operating cash flow in the future, which, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The combined company may not be able to maintain a sufficient level of cash flow from operating activities to permit it to pay the principal, premium, if any, and interest on its indebtedness.

In addition, the combined company’s credit ratings will impact the cost and availability of future borrowings and, accordingly, MVW’s cost of capital. The combined company’s ratings will reflect each rating organization’s opinion of the combined company’s financial strength, operating performance and ability to meet its debt obligations. Downgrades in the combined company’s ratings could adversely affect the combined company’s businesses, cash flows, financial condition, operating results and share and debt prices, as well as its obligations with respect to MVW’s capital efficient inventory acquisitions.

The pro forma financial statements included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations after the Combination Transactions.

The pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s future financial condition or results of operations resulting from the Combination Transactions for several reasons. See the section entitled “MVW and ILG Unaudited Pro Forma Combined Financial Statements,” beginning on page 155 of this joint proxy statement/prospectus. The actual financial condition and results of operations of the combined company following the Combination Transactions may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the completion of the Combination Transactions. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the share price of the combined company.

Following the completion of the Combination Transactions, the combined company’s vacation ownership business will depend on the quality and reputation of the brands associated with the portfolios of each of MVW and ILG, and any deterioration in the quality or reputation of these brands could adversely affect the combined company’s market share, reputation, business, financial condition and results of operations.

Following completion of the Combination Transactions, the combined company will offer vacation ownership products and services under several brands associated with the portfolios of each of ILG and MVW. If the quality of any of these brands deteriorates, or the reputation of these brands declines, including as the result of actions by the applicable licensors of such brands, the combined company’s market share, reputation, business, financial condition or results of operations could be materially adversely affected.

Following the completion of the Combination Transactions, the combined company’s license arrangements with respect to the brands associated with the ILG portfolio could be terminated.

If, following the completion of the Combination Transactions, the combined company defaults under the licensing arrangements with Hyatt Franchising, L.L.C. (“Hyatt”) (assuming Hyatt does not exercise its right to terminate the Hyatt license in connection with the Combination Transactions) or Marriott International and its subsidiaries, the combined company could lose the right to use one or more brands associated with the ILG portfolio in connection with MVW’s post-combination business. The loss of these rights and/or certain other related rights could materially adversely affect the combined company’s ability to generate revenue and profits from its vacation ownership business.

The termination of these licensing arrangements following completion of the Combination Transactions could materially harm the combined company’s business and results of operations and impair the combined company’s ability to market and sell its products and maintain its competitive position, and could have a material adverse effect on MVW’s financial position, results of operations or cash flows.

The combined company’s ability to expand its business and remain competitive could be harmed if the licensors who license their trademarks to MVW or ILG do not consent to the use of their trademarks at new resorts the combined company acquires or develops in the future.

Under the terms of MVW’s and ILG’s respective license agreements, including with Marriott International and The Ritz-Carlton Hotel Company, in the case of MVW, and with Starwood and Hyatt, in the case of ILG, the consent of the applicable licensor must be obtained to use the licensed trademarks in connection with resorts, residences or other accommodations that MVW or ILG acquires or develops in the future. Following the completion of the Combination Transactions, the parties anticipate that the terms of the combined company’s license agreements will contain similar requirements regarding such use of the licensed brands. If these licensors do not permit the combined company to use their trademarks in connection with its development or acquisition plans, the combined company’s ability to expand its business and remain competitive may be materially adversely affected. The requirement to obtain consent to expansion plans, or the need to identify and secure alternative expansion opportunities because the combined company cannot obtain such consent, may delay implementation of the combined company’s expansion plans and cause the combined company to incur additional expense.

The maintenance and refurbishment of vacation ownership properties depends on maintenance fees paid by the owners of vacation ownership interests.

The maintenance fees that are levied on owners of MVW’s and ILG’s vacation ownership interests by property owners’ association boards are used to maintain and refurbish the vacation ownership properties and to keep the properties in compliance with applicable brand standards. Property owners’ association boards may not levy sufficient maintenance fees, or owners of vacation ownership interests may fail to pay their maintenance fees for reasons such as financial hardship or because of damage to their vacation ownership interests from natural disasters such as hurricanes. In these circumstances, not only could MVW’s and ILG’s management fee revenue be adversely affected, but the vacation ownership properties could fall into disrepair and fail to comply with applicable brand standards. If a resort fails to comply with applicable brand standards, the applicable licensor could terminate MVW’s or ILG’s rights, as applicable, under the applicable license agreement to use its trademarks at the non-compliant resort, which would result in the loss of management fees, decreased customer satisfaction and impairment of MVW’s or ILG’s ability to market and sell their respective products at the non-compliant locations.

If maintenance fees at MVW’s or ILG’s resorts are required to be increased, MVW’s or ILG’s products could become less attractive and MVW’s or ILG’s business could be harmed.

The maintenance fees that are levied on owners of MVW’s and ILG’s vacation ownership interests by property owners’ association boards may increase as the costs to maintain and refurbish the vacation ownership properties and to keep the properties in compliance with brand standards increase. A similar situation may arise with respect to fees imposed on owners of vacation ownership interests with respect to new properties added to MVW’s portfolio following the completion of the Combination Transactions. Increased maintenance fees could make MVW’s or ILG’s products less desirable, which could have a negative impact on sales of MVW’s or ILG’s products and could also cause an increase in defaults with respect to MVW’s or ILG’s vacation ownership notes receivable portfolio.

MVW’s future results may suffer if third parties terminate or seek to modify existing agreements with ILG or MVW, including ILG’s license agreement with Hyatt and MVW’s license agreement with Marriott International and The Ritz-Carlton Hotel Company, due to the Combination Transactions.

ILG and MVW are each party to agreements with third parties that may exercise termination or other rights under their respective agreements with ILG or MVW if ILG or MVW, as applicable, does not obtain their consent to the Combination Transactions. Any of these third parties may request modifications of their respective agreements as a condition to granting a waiver or consent under their agreement. The termination or amendment of any of these agreements could result in the loss of the right to use one or more brands associated with the current ILG or MVW portfolios in connection with MVW’s post-combination business, as well as related services offered by such licensors, including marketing channels and guest loyalty programs. The loss of such rights could materially harm the combined company’s business and results of operations and impair its ability to market and sell its products and maintain its competitive position, and could have a material adverse effect on its financial position, results of operations or cash flows. In addition, the combined company may incur liabilities if it is alleged or found to have breached such agreements, and may also incur costs in seeking to replace any terminated agreements.

For example, ILG licenses from Hyatt the exclusive global use of the Hyatt brand in connection with ILG’s vacation ownership business. Hyatt can terminate or take other actions with respect to its license agreement with ILG if ILG engages in certain “change of control” transactions, such as the Combination Transactions, without Hyatt’s written consent. Hyatt may request modifications of the license agreement as a condition to consenting to the Combination Transactions. The termination of the Hyatt license agreement, or the amendment of such agreement on terms less favorable to the combined company, could harm the combined company’s business and results of operations and impair its ability to market and sell its products and maintain its competitive position, and could have an adverse effect on its financial position, results of operations or cash flows.

In addition, under the terms of MVW’s License Agreements with Marriott International and The Ritz-Carlton Hotel Company, MVW must obtain Marriott International’s or The Ritz-Carlton Hotel Company’s consent, as applicable, to use Marriott International’s or The Ritz-Carlton Hotel Company’s trademarks in connection with resorts, residences or other accommodations that MVW acquires or develops in the future. If the combined company’s licensors do not permit the combined company to use their trademarks in connection with its development or acquisition plans, the combined company’s ability to expand its business and remain competitive may be materially adversely affected. The requirement to obtain consent to expansion plans, or the need to identify and secure alternative expansion opportunities because the combined company cannot obtain such consent, may delay implementation of the combined company’s expansion plans and cause the combined company to incur additional expense.

MVW’s future results will suffer if MVW does not effectively manage ILG’s external exchange business following the completion of the Combination Transactions.

Following the completion of the Combination Transactions, the combined company will operate ILG’s exchange business, which provides owners of vacation ownership interests with access to a broad array of alternate accommodations encompassing a variety of resorts. ILG’s external exchange business represents a significant part of ILG’s consolidated revenue. MVW has not previously operated an external exchange business. MVW’s future success depends, in part, upon MVW’s ability to manage ILG’s exchange business, which could pose substantial challenges for management, including challenges related to the management and monitoring of a new line of business. If MVW is unable to effectively manage ILG’s external exchange business, the combined company’s business, financial position, results of operations and prospects may be materially adversely affected.

In addition, ILG’s external exchange networks’ transaction levels are influenced by the supply of inventory in the system and the demand for such available inventory, and both supply and demand are affected by a number of factors that will be beyond the combined company’s control, including economic conditions, regional concerns, natural disasters or users or developers choosing not to deposit inventory into the exchanges. If the supply and demand of inventory do not keep pace, transactions may decrease or the combined company may elect to purchase additional inventory to fulfill the demand, which could negatively affect its profits and margins.

ILG’s exchange business is subject to competition from a number of sources, including its primary competitor, RCI, LLC (a subsidiary of Wyndham Destinations, Inc.), as well as leisure lodging operators and alternative lodging marketplaces. Further, MVW and ILG expect that developers will continue to create, operate and expand internal exchange and vacation club systems, which would decrease their reliance on external vacation ownership exchange programs, including those expected to be offered by the combined company, and would adversely impact the supply of resort accommodations available through ILG’s external exchange networks. If the combined company is unable to compete effectively in the external exchange business following the Combination Transactions, the combined company’s business, financial position, results of operations and prospects may be materially adversely affected.

The shares of MVW common stock to be received by ILG stockholders as a result of the Combination Transactions will have different rights from the shares of ILG common stock, and may be affected by factors different from those affecting the shares of ILG common stock or MVW common stock currently.

Upon completion of the Combination Transactions, holders of shares of ILG common stock will become holders of shares of MVW common stock and their rights as stockholders will be governed by Delaware law and MVW’s Restated Certificate of Incorporation (“MVW’s certificate of incorporation”) and MVW’s Restated Bylaws (“MVW’s bylaws”). The shares of MVW common stock differ from those of ILG common stock in important respects and, accordingly, the results of operations of MVW and the market price of its shares of common stock following the completion of the Combination Transactions may be affected by factors different from those currently affecting the independent results of operations of ILG and MVW. See the section entitled “Comparison of Stockholder Rights” beginning on page 171 of this joint proxy statement/prospectus.

The business of MVW differs from that of ILG in important respects and, accordingly, the results of operations of MVW and the market price of its common shares following the Combination Transactions may be affected by factors different from those currently affecting the independent results of operations of ILG and MVW. For a discussion of the businesses of ILG and MVW and certain factors to consider in connection with those businesses, see the section entitled “The Companies” beginning on page 44 of this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus about ILG and MVW and referred to in the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

ILG and MVW will incur substantial transaction costs in connection with the Combination Transactions.

ILG and MVW expect to incur a number of non-recurring expenses both before and after completing the Combination Transactions, including fees for third party legal, investment banking and advisory services, the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the Combination Transactions, obtaining necessary consents and approvals and combining the operations of the two companies. These fees and costs will be substantial. Additional unanticipated costs may be incurred in the integration of the businesses of ILG and MVW. Although it is expected that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction related costs over time, this net benefit may not be achieved in the near term, or at all. Further, if the Combination Transactions are not completed, ILG and MVW would have to recognize these expenses without realizing the expected benefits of the Combination Transactions.

ILG stockholders and MVW stockholders will have a reduced ownership and voting interest after the completion of the Combination Transactions and will exercise less influence over management of the combined company.

ILG stockholders and MVW stockholders currently have the right to vote in the election of the board of directors and on other matters affecting ILG and MVW, respectively. Upon the completion of the Combination

Transactions, each ILG stockholder who receives shares of MVW common stock will become a stockholder of MVW with a percentage ownership of MVW that is smaller than such stockholder’s percentage ownership of ILG. It is currently expected that the former ILG stockholders as a group will receive shares in the Combination Transactions constituting approximately 43% of the shares of MVW common stock on a fully diluted basis immediately after the completion of the Combination Transactions. As a result, current stockholders of MVW as a group will own approximately 57% of the shares of MVW common stock on a fully diluted basis immediately after the completion of the Combination Transactions. Because of this, ILG and MVW stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of ILG and MVW, respectively.

The future results of MVW will suffer if MVW does not effectively manage its expanded operations following the completion of the Combination Transactions.

Following the completion of the Combination Transactions, the size of the business of the combined company will increase significantly beyond the current size of either ILG’s or MVW’s business. MVW’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that MVW will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the transactions.

The combined company may not be able to retain MVW and/or ILG personnel successfully after the Combination Transactions are completed.

The success of the Combination Transactions will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by MVW and ILG. It is possible that these employees may decide not to remain with MVW or ILG, as applicable, while the Combination Transactions are pending or with the combined company after the Combination Transactions are consummated.

If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating ILG to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, MVW and ILG may not be able to locate suitable replacements for any key employees who leave either company, or offer employment to potential replacements on reasonable terms.

Risks Related to the Vistana Spin-Off

The Vistana spin-off could result in significant liability to ILG and MVW.

On May 12, 2016, Starwood Hotels & Resorts Worldwide, LLC, a Maryland limited liability company (formerly known as Starwood Hotels & Resorts Worldwide, Inc.) (“Starwood”) spun-off Vistana Signature Experiences, Inc. (“Vistana”) to its stockholders (the “Vistana spin-off”). Immediately following the Vistana spin-off, as part of a plan, a wholly-owned subsidiary of ILG acquired Vistana pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of April 18, 2016 (the “ILG/Vistana Merger”). The Vistana spin-off was intended to qualify for tax-free treatment to Starwood and its stockholders under Sections 355 and 368(a)(1)(D) of the Code. Completion of the Vistana spin-off was conditioned upon Starwood’s receipt of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the Vistana spin-off should qualify as a tax free reorganization under Sections 368(a)(1)(D) and 355 of the Code. The opinion was based upon various factual representations and assumptions, as well as certain undertakings made by Starwood and Vistana, and took into account the acquisition of Vistana by ILG. If any of the factual representations or assumptions in the tax opinion that formed the basis for the opinion were untrue or incomplete in any material respect, an undertaking is or was not complied with, or the facts upon which the tax opinion was based are materially different from the actual facts relating to the Vistana spin-off and the ILG/Vistana Merger, the opinion may not be valid. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion could be successfully challenged by the IRS.

In connection with the Vistana spin-off and the ILG/Vistana Merger, Starwood, Vistana and ILG also entered into a Tax Matters Agreement dated as of May 11, 2016 (the “Tax Matters Agreement”). If the Vistana spin-off were determined to be taxable, Starwood and its stockholders could incur significant tax liabilities, and under the Tax Matters Agreement, ILG and Vistana, may be required to indemnify Starwood (or Marriott International, as successor to Starwood), for any liabilities incurred by Starwood that are caused by any action or inaction undertaken by Vistana or ILG following the spin-off (including as a result of the Combination Transactions). Vistana’s, and ILG’s indemnification obligations to Starwood (and Marriott International) under the Tax Matters Agreement are not limited in amount or subject to any cap. If Vistana or ILG is required to indemnify Starwood (or Marriott International) pursuant to the Tax Matters Agreement, it could have a material adverse effect on MVW, Vistana and ILG. For additional detail, see “Risk Factors—Risks Related to the Vistana Spin-Off—The Combination Transactions could result in material liability for MVW, ILG and Vistana if they cause the Vistana spin-off to be taxable” beginning on page 42 of this joint proxy statement/prospectus.

The Combination Transactions could result in material liability for MVW, ILG and Vistana if they cause the Vistana spin-off to be taxable.

In order to preserve the tax-free treatment of the Vistana spin-off to Starwood and its stockholders, the Tax Matters Agreement generally restricts ILG and Vistana from taking or failing to take any action that would cause the Vistana spin-off to become taxable. In particular, under the Tax Matters Agreement, for the two-year period following the Vistana spin-off, Vistana and ILG are prohibited from:

•	entering into any transaction or series of transactions (or any agreement, understanding or arrangement to enter into a transaction or series of transactions) as a result of which one or more persons would (directly or indirectly) acquire, or have the right to acquire a number of shares of Vistana or ILG stock that would, when combined with any other direct or indirect changes in ownership of Vistana or ILG stock pertinent for purposes of Section 355(e) of the Code (including the ILG/Vistana Merger), comprise 50% or more (by vote or value) of the stock of Vistana or ILG;

•	selling, transferring or otherwise disposing of assets (or agreeing to sell, transfer or otherwise dispose of assets) that, in the aggregate, constitute more than 25% of the consolidated gross assets, valued as of the distribution date of the Vistana spin-off, of Vistana or collectively of Vistana and its subsidiaries that were its subsidiaries immediately after the effective time of the ILG/Vistana Merger; and

•	merging or consolidating, with any other person (other than pursuant to the ILG/Vistana Merger).

These restrictions relate to the fact that even if the Vistana spin-off were otherwise to qualify as a tax free reorganization under Sections 368(a)(1)(D) and 355 of the Code, the Vistana spin-off would be taxable to Starwood (but not to Starwood stockholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of Vistana, directly or indirectly, as part of a plan or series of related transactions that includes the Vistana spin-off. For this purpose, any direct or indirect acquisitions of Vistana stock within the period beginning two years before the Vistana spin-off and ending two years after the Vistana spin-off are presumed to be part of such a plan, although Starwood may, depending on the facts and circumstances, be able to rebut that presumption. The ILG/Vistana Merger was not expected to violate this rule because Starwood stockholders held more than 50% by vote and value of the stock of ILG (and, thus, indirectly, of Vistana) immediately following the ILG/Vistana Merger.

However, the Combination Transactions, if completed, would result in further dilution of indirect ownership of Vistana by its former stockholders below 50%, and the IRS might assert that the Combination Transactions are part of a plan or series of related transactions that includes the Vistana spin-off and the ILG/Vistana Merger. If such assertion were sustained, the Vistana spin-off would be subject to the application of Section 355(e) of the Code, and MVW, ILG and Vistana would be liable to indemnify Starwood (or Marriott International) for any resulting tax liability pursuant to the Tax Matters Agreement.

In addition, if the Vistana spin-off is determined to be taxable, in certain circumstances both Starwood and its stockholders could incur significant tax liabilities, and MVW, ILG and Vistana would be obligated to indemnify Starwood (or Marriott International) for any resulting tax liability.

The Tax Matters Agreement permits Vistana to take an otherwise prohibited action described above if Vistana provides Starwood with a tax opinion or Starwood receives a ruling from the IRS that, in each case, is reasonably satisfactory to Starwood to the effect that such action will not affect the tax-free status of the Vistana spin-off (or Starwood waives the requirement to obtain such an opinion or ruling). Prior to the signing of the merger agreement, Starwood agreed in writing to waive those provisions of the Tax Matters Agreement that relate to the signing of the merger agreement and in connection with the consummation of the Combination Transactions. Such waiver will not relieve MVW, Vistana, or ILG, following the merger, of its obligation to indemnify Starwood (or Marriott International) if the Combination Transactions cause the Vistana spin-off to be taxable.

MVW expects to receive an opinion from its tax advisor, KPMG LLP, to the effect that entering into the Combination Transactions will not affect the tax-free status of the Vistana spin-off; however, the receipt of such opinion is not a condition to the consummation of the Combination Transactions. Such opinion, however, is not binding on the IRS or any court, and there can be no assurance that the IRS will not assert that the Combination Transactions cause the Vistana spin-off to violate Section 355(e) or that such assertion will not ultimately be sustained by any court.

Risks Related to ILG’s Business

You should read and consider risk factors specific to ILG’s businesses that will also affect the combined company after the completion of the Combination Transactions. These risks are described in Part II, Item 1A of ILG’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, Part I, Item IA of ILG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus for the location of information incorporated by reference in this joint proxy statement/prospectus.

Risks Related to MVW’s Business

You should read and consider risk factors specific to MVW’s businesses that will also affect the combined company after the completion of the Combination Transactions. These risks are described in Part II, Item 1A of MVW’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, Part I, Item 1A of MVW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in other documents that are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

ILG

ILG, a Delaware corporation, is a leading provider of professionally delivered vacation experiences and the exclusive global licensee for the Hyatt, Sheraton and Westin brands in vacation ownership. ILG operates in two segments: Vacation Ownership and Exchange and Rental.

ILG’s Vacation Ownership segment engages in development, marketing, sales and financing of vacation ownership interests; the management of vacation ownership resorts; and related services to owners and associations. ILG’s Vacation Ownership operating segment consists of the sales, marketing, development and financing of vacation ownership interests of Vistana and HVO as well as the management-related lines of business of Vistana, HVO, Vacation Resorts International, TPI, VRI Europe and certain homeowners’ associations under ILG’s control.

ILG’s Exchange and Rental segment offers access to vacation accommodations and other travel-related transactions and services to members of ILG programs and other leisure travelers, by providing vacation exchange services and vacation rentals, working with resort developers, homeowners’ associations and operating vacation rental properties. The Exchange and Rental operating segment consists of Interval, the Vistana Signature Network, the Hyatt Residence Club, the TPI exchange business and Aqua-Aston Holdings, Inc.

ILG was incorporated as a Delaware corporation in May 2008 under the name Interval Leisure Group, Inc. and ILG common stock commenced trading on NASDAQ in August 2008 under the symbol “IILG” and ILG common stock is currently traded under “ILG.”

ILG’s executive offices are located at 6262 Sunset Drive, Miami, Florida 33143 and its telephone number is (305) 666-1861.

This joint proxy statement/prospectus incorporates important business and financial information about ILG that is incorporated by reference; see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

Ignite Holdco, Inc. and Ignite Holdco Subsidiary, Inc.

Ignite Holdco, Inc. (“Holdco”) and Ignite Holdco Subsidiary, Inc. (“Ignite Merger Sub”) are Delaware corporations. Holdco is a wholly-owned direct subsidiary of ILG and Ignite Merger Sub is a wholly-owned direct subsidiary of Holdco. Holdco and Ignite Merger Sub were formed solely in contemplation of the Combination Transactions, have not commenced any operations, have only nominal assets and have no liabilities or contingent liabilities, and have not entered into any agreements or arrangements with any third parties other than the merger agreement. Their principal executive offices are located at 6262 Sunset Drive, Miami, Florida 33143 and their telephone number is (305) 666-1861.

MVW

MVW, a Delaware corporation, is the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands, as well as under Marriott Vacation Club Pulse, an extension of the Marriott Vacation Club brand. MVW is also the exclusive worldwide developer, marketer and seller of vacation ownership and related products under The Ritz-Carlton Destination Club brand, and has the non-exclusive right to develop, market and sell whole ownership residential products under The Ritz-Carlton Residences brand. The Ritz-Carlton Hotel Company, a subsidiary of Marriott International, provides on-site management for Ritz-Carlton branded properties.

MVW’s business is grouped into three reportable segments: North America, Asia Pacific and Europe. As of March 31, 2018, MVW’s portfolio consisted of over 65 properties in the United States and nine other countries and territories. MVW generates most of its revenues from four primary sources: selling vacation ownership products; managing MVW’s resorts; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory.

MVW was incorporated as a Delaware corporation in June 2011 and MVW common stock commenced trading on the New York Stock Exchange (the “NYSE”) in November 2011 under the symbol “VAC.”

MVW’s executive offices are located at 6649 Westwood Blvd., Orlando, Florida 32821 and its telephone number is (407) 206-6000.

This joint proxy statement/prospectus incorporates important business and financial information about MVW from other documents that are incorporated by reference; see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

Volt Corporate Merger Sub, Inc. and Volt Corporate Merger Sub, LLC

Volt Corporate Merger Sub, Inc., a Delaware corporation, and Volt Corporate Merger Sub, LLC, a Delaware limited liability company, are direct wholly-owned subsidiaries of MVW that were formed solely in contemplation of the Combination Transactions, have not commenced any operations, have only nominal assets and have no liabilities or contingent liabilities, and have not entered into any agreements or arrangements with any third parties other than the merger agreement and their principal executive offices are located at 6649 Westwood Blvd., Orlando, Florida 32821. Their telephone number is (407) 206-6000.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference herein, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words such as “expect,” “anticipate,” “target,” “goal,” “project,” “intend,” “plan,” “believe,” “budget,” “should,” “continue,” “could,” “forecast,” “may,” “might,” “potential,” “strategy,” “will,” “would,” “seek,” “estimate,” or variations of such words and similar expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. All statements, other than statements of historical facts, are forward-looking statements. It is important to note that ILG’s and MVW’s goals and expectations are not predictions of actual performance. Any statements about the benefits of the Combination Transactions, or ILG’s or MVW’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections entitled “The Combination Transactions— Background of the Combination Transactions,” “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board,” “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board,” “The Combination Transactions—Opinions of ILG’s Financial Advisors” and “The Combination Transactions—Opinion of MVW’s Financial Advisor” may also constitute forward-looking statements.

These forward-looking statements represent ILG’s and MVW’s intentions, plans, expectations, assumptions and beliefs about future events, including the completion of the Combination Transactions, and are subject to risks, uncertainties and other factors. Many of these factors are outside the control of ILG and MVW and could cause actual results to differ materially from the results expressed or implied by these forward-looking statements. In addition to the risk factors described in the section entitled “Risk Factors” beginning on page 31 of this joint proxy statement/prospectus, these factors include:

•	those identified and disclosed in public filings with the SEC made by ILG and MVW;

•	failing to obtain ILG and MVW stockholder approval of the Combination Transactions;

•	satisfying the conditions to the closing of the Combination Transactions;

•	the length of time necessary to complete the Combination Transactions;

•	successfully integrating the ILG and MVW businesses, and avoiding problems which may result in MVW not operating as effectively and efficiently as expected following the completion of the Combination Transactions;

•	the possibility that the expected benefits of the Combination Transactions will not be realized within the expected time frame or at all;

•	prevailing economic, market and business conditions;

•	the cost and availability of capital and any restrictions imposed by lenders or creditors;

•	changes in the industry in which ILG and MVW operate;

•	conditions beyond ILG’s or MVW’s control, such as disaster, acts of war or terrorism;

•	the weather and other natural phenomena, including the economic, operational and other effects of severe weather or climate events, such as tornadoes, hurricanes, volcanos, ice, sleet, or snowstorms;

•	the failure to renew, or the revocation of, any license or other required permits;

•	unexpected charges or unexpected liabilities arising from a change in accounting policies, or the effects of acquisition accounting varying from the companies’ expectations;

•	the risk that the credit ratings of MVW or its subsidiaries following the completion of the Combination Transactions may be different from what the companies expect, which may increase borrowing costs and/or make it more difficult for MVW to pay or refinance the debts of MVW and its subsidiaries and require MVW to borrow or divert cash flow from operations in order to service debt payments;

•	the effects on the companies’ businesses resulting from uncertainty surrounding the Combination Transactions, including uncertainty for the companies’ relationship with employees, labor unions, holders of licensed marks, developers and franchisors, and the response of key suppliers and licensors to MVW’s and ILG’s licensed brand expansion or the diversion of management’s time and attention;

•	adverse outcomes of pending or threatened litigation or governmental investigations;

•	the effects on the companies of future regulatory or legislative actions, including changes in laws and regulations to which ILG, MVW or their subsidiaries are subject;

•	the conduct of and changing circumstances related to third-party relationships on which ILG and MVW rely, including the level of creditworthiness of counterparties;

•	the volatility and unpredictability of stock market and credit market conditions;

•	fluctuations in interest rates;

•	variations between the stated assumptions on which forward-looking statements are based and ILG’s and MVW’s actual experience; and

•	other economic, business, and/or competitive factors.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference, ILG and MVW claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. All subsequent written and oral forward-looking statements concerning the Combination Transactions or other matters addressed in this joint proxy statement/prospectus and attributable to ILG, MVW or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus and should be read in conjunction with the risk factors and other disclosures contained or incorporated by reference into this joint proxy statement/prospectus. The areas of risk and uncertainty described above, which are not exhaustive, should be considered in connection with any written or oral forward-looking statements that may be made in this joint proxy statement/prospectus or on, before or after the date of this joint proxy statement/prospectus by ILG or MVW or anyone acting for any or both of them. Neither ILG nor MVW undertake any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this joint proxy statement/prospectus or to report the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by ILG and MVW. For a list of the documents incorporated by reference, see the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

ILG SPECIAL MEETING

This joint proxy statement/prospectus is being provided to ILG stockholders as part of a solicitation of proxies by ILG’s Board for use at the ILG special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides ILG stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the ILG special meeting.

Date, Time and Place

The ILG special meeting is scheduled to be held at ILG’s corporate offices, 6262 Sunset Drive, Miami, Florida 33143, on August 28, 2018 at 9:00 a.m., local time.

Purpose of the ILG Special Meeting

At the ILG special meeting, and any adjournments or postponements thereof, ILG stockholders will be asked to consider and vote on:

•	the ILG combination transactions proposal;

•	the ILG advisory compensation proposal; and

•	the ILG adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the ILG combination transactions proposal.

Recommendation of ILG’s Board

ILG’s Board, after careful consideration of the various factors described under “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board” beginning on page 73 of this joint proxy statement/prospectus, the comprehensive process conducted by ILG’s Board in exploring alternatives available to ILG (including remaining as a stand-alone company), at a meeting held on April 29, 2018, unanimously determined that it is advisable and in the best interests of ILG’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the Combination Transactions, and resolved to recommend the adoption of the merger agreement by ILG’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of ILG’s stockholders.

In evaluating the Combination Transactions, ILG’s Board consulted with and received the advice of ILG’s outside legal and financial advisors, held discussions with ILG’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Combination Transactions—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board” beginning on page 73 of this joint proxy statement/prospectus.

Accordingly, ILG’s Board unanimously recommends that you vote “FOR” the ILG combination transactions proposal; “FOR” the ILG advisory compensation proposal; and “FOR” the ILG adjournment proposal.

ILG Record Date; Stockholders Entitled to Vote

Only holders of record of ILG common stock at the close of business on July 13, 2018, the record date for the ILG special meeting (the “ILG Record Date”), will be entitled to notice of, and to vote at, the ILG special meeting or any adjournments or postponements thereof. At the close of business on the ILG Record Date, 124,310,401 shares of ILG common stock were issued and outstanding and held by 9,624 holders of record.

Holders of record of ILG common stock on the ILG Record Date are entitled to one vote per share at the ILG special meeting on each proposal. A list of stockholders of ILG will be available at the ILG special meeting for examination by any stockholder of record present at the ILG special meeting.

Voting by ILG’s Directors and Executive Officers

At the close of business on the ILG Record Date, directors and executive officers of ILG and their affiliates were entitled to vote 2,692,930 shares of ILG common stock, or approximately 2.2% of the shares of ILG common stock outstanding on that date. ILG currently expects that ILG’s directors and executive officers will vote their shares in favor of each proposal being submitted to a vote of ILG stockholders at the ILG special meeting, although none of them has entered into any agreement obligating them to do so.

In addition, (i) the ILG Supporting Stockholders entered into the voting agreement with ILG and MVW pursuant to which, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, the ILG Supporting Stockholders have agreed to vote in favor of the ILG combination transactions proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to result in an alternative transaction and any action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions.

Quorum

No business may be transacted at the ILG special meeting unless a quorum is present. The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the ILG special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the ILG special meeting. If a quorum is not present, or if fewer shares of ILG common stock are voted in favor of the ILG combination transactions proposal than the number required for its approval, the ILG special meeting may be adjourned to allow more time for obtaining additional proxies or votes. At any subsequent reconvening of the ILG special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the ILG special meeting, except for any proxies that have been effectively revoked or withdrawn before the subsequent meeting.

Abstentions (shares of ILG common stock for which proxies have been received but for which the holders have abstained from voting) will be included in the calculation of the number of shares of ILG common stock represented at the ILG special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of ILG common stock represented at the ILG special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

The approval of the ILG combination transactions proposal requires the affirmative vote of the holders of a majority of all outstanding shares of ILG common stock entitled to vote thereon.

The approval of the ILG advisory compensation proposal requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting, although such vote will not be binding on ILG, ILG’s Board or MVW.

The approval of the ILG adjournment proposal requires the affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting.

Failure to Vote, Broker Non-Votes and Abstentions

Under the current rules of the NASDAQ, banks, brokers or other nominees holding shares of record may vote those shares in their discretion on certain routine proposals when they do not receive timely voting instructions from the beneficial holders. A “broker non-vote” occurs under these NASDAQ rules when a bank, broker or other nominee holding shares of record is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and no instruction is given.

In accordance with these NASDAQ rules, banks, brokers and other nominees who hold shares of ILG common stock in “street name” for their customers, but do not have discretionary authority to vote the shares, may not exercise their voting discretion for the ILG combination transactions proposal, the ILG advisory compensation proposal, or the ILG adjournment proposal. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares for the ILG combination transactions proposal, the ILG advisory compensation proposal, or the ILG adjournment proposal. Please follow the voting instructions provided by your bank, broker or other nominee. You may not vote shares of ILG common stock held in street name by returning a proxy card directly to ILG or by voting in person at the ILG special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee.

Failures to vote and broker non-votes, if any, will have the same effect as votes against the ILG combination transactions proposal. Failures to vote and broker non-votes, if any, will have no effect on the ILG advisory compensation proposal and the ILG adjournment proposal. Votes to abstain will have the same effect as votes against the proposals.

Voting at the ILG Special Meeting

Whether or not you plan to attend the ILG special meeting, please vote your shares. If you are a registered or “record” holder, which means your shares are registered in your name with Computershare, ILG’s transfer agent and registrar, you may vote in person at the ILG special meeting or be represented by proxy. If your shares are held in “street name,” which means your shares are held of record in an account with a bank, broker or other nominee, you must follow the instructions from your bank, broker or other nominee in order to vote.

Voting in Person

If you are an ILG stockholder of record, you may vote in person at the ILG special meeting. If you hold shares in “street name” (through a bank, broker or other nominee), you may also vote in person at the ILG special meeting provided you have a legal proxy from such bank, broker or other nominee to vote the shares held on your behalf. Please contact your bank, broker or other nominee for further information on such proxy. You will not be able to vote your shares at the ILG special meeting without a legal proxy from your bank, broker or other nominee. You will need to bring the legal proxy with you to the ILG special meeting and hand it in with a signed ballot that will be made available and distributed at the ILG special meeting. If you do not plan to attend the ILG special meeting or do not wish to vote in person, you may authorize proxies to vote your shares by written proxy, by telephone or over the Internet.

Voting by Proxy

You should vote your proxy in advance of the meeting even if you plan to attend the ILG special meeting. If you are an ILG stockholder of record, a proxy card is enclosed for your use. If you wish to authorize proxies to vote your shares by telephone or over the Internet, you may use the toll-free telephone number or access the electronic link to the proxy voting site by following the instructions on the proxy card. Stockholders of record of ILG may also submit their proxies through the mail by completing the enclosed proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed.

If you hold your shares of ILG common stock in street name (i.e., through a bank, broker or other nominee), you will find enclosed instructions from your bank, broker or other nominee that you must follow in order to vote your shares. You may authorize proxies to vote your shares by telephone or over the Internet if your bank, broker or other nominee makes these methods available, as detailed on the enclosed voting instruction form. You may also return your voting instructions by signing, dating and returning the enclosed voting instruction form in the postage-paid envelope provided.

YOUR VOTE IS IMPORTANT. ACCORDINGLY, PLEASE SUBMIT YOUR PROXY PROMPTLY, BY TELEPHONE, INTERNET OR MAIL WHETHER OR NOT YOU PLAN TO ATTEND THE ILG SPECIAL MEETING IN PERSON.

How Proxies are Counted

All shares represented by properly executed proxies received in time for the ILG special meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the proposals submitted by ILG.

Only shares affirmatively voted for the proposal, and properly executed proxies that do not contain voting instructions, will be counted as “FOR” for the proposals submitted by ILG. Failures to vote, votes to abstain and broker non-votes, if any, will have the same effect as votes “AGAINST” the ILG combination transactions proposal. Failures to vote and broker non-votes, if any, will have no effect on the ILG advisory compensation proposal and the ILG adjournment proposal. Votes to abstain will have the same effect as votes “AGAINST” the proposals submitted by ILG.

Revocation of Proxies

If you are a stockholder of record or hold shares in “street name” (through a bank, broker or other nominee), you may revoke your proxy and change your vote at any time before the final vote at the ILG special meeting by:

•	signing and returning another proxy card with a later date;

•	sending a signed notice of revocation to the Corporate Secretary of ILG at 6262 Sunset Drive, Miami, Florida 33143;

•	submitting a proxy on a later date by telephone or over the Internet (only your latest proxy will be counted); or

•	attending the ILG special meeting and voting in person.

A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

Please note that if your shares are held in “street name” through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with its established procedures. If your shares are held in the name of a bank, broker or other nominee and you decide to change your vote by attending the ILG special meeting and voting in person, your vote in person at the ILG special meeting will not be effective unless you have obtained and present a legal proxy issued in your name from the record holder (your bank, broker or nominee).

Tabulation of Votes

ILG has appointed Broadridge Financial Solutions, Inc. (“Broadridge”) to serve as the Inspector of Election for the ILG special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

ILG is soliciting proxies for the ILG special meeting from its stockholders. ILG will pay its own cost of soliciting proxies, including the cost of mailing this joint proxy statement/prospectus, from its stockholders. In addition to solicitation by use of the mails, proxies may be solicited by each of ILG’s directors, each of whom is a participant in this solicitation, in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

ILG has retained the services of Innisfree to assist in the solicitation of proxies for an estimated fee of $25,000. ILG has agreed to reimburse Innisfree for its out-of-pocket expenses and also will indemnify Innisfree against certain claims, liabilities, losses, damages or expenses. ILG will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by them. ILG will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Adjournments

Any adjournment of the ILG special meeting to another place, date or time, regardless of whether a quorum is present, may be made by the chairman of the special meeting without notice other than announcement at the ILG special meeting if the time and place thereof are announced at the ILG special meeting; provided that the date of the adjourned meeting is no later than thirty days after the date for which the meeting was originally noticed and no new record date is fixed for the adjourned meeting. If a quorum shall fail to attend any meeting, (a) the chairman of the meeting or (b) the holders of a majority in voting power of all of the shares of the stock present in person or represented by proxy may adjourn the meeting to another place, date and/or time. Any business which might have been transacted at the ILG special meeting as originally called may be transacted at such reconvened meeting if a quorum is present in person or represented by proxy at such reconvened meeting. If a quorum is not present at the ILG special meeting, or if a quorum is present at the ILG special meeting but there are not sufficient votes at the time of the ILG special meeting to approve the ILG combination transactions proposal, then ILG stockholders may be asked to vote on a proposal to adjourn the ILG special meeting so as to permit the further solicitation of proxies.

Appraisal Rights

ILG stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. ILG common stock held by stockholders that do not vote for approval of the ILG combination transactions proposal and make a demand for appraisal in accordance with Delaware law will not be converted into the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

MVW SPECIAL MEETING

This joint proxy statement/prospectus is being provided to MVW stockholders as part of a solicitation of proxies by MVW’s Board for use at the MVW special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides MVW stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the MVW special meeting.

Date, Time and Place

The MVW special meeting is scheduled to be held at the Renaissance Orlando at SeaWorld, 6677 Sea Harbor Drive, Orlando, Florida 32821, on August 28, 2018 at 9:00 a.m., local time.

Purpose of the MVW Special Meeting

At the MVW special meeting, and any adjournments or postponements thereof, MVW stockholders will be asked to consider and vote on:

•	the MVW stock issuance proposal; and

•	the MVW adjournment proposal, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the foregoing proposal.

Recommendation of MVW’s Board

MVW’s Board, after careful consideration of the various factors described under “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board” beginning on page 101, at a meeting held on April 29, 2018, unanimously determined that the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MVW and its stockholders; authorized and approved the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated thereby by a unanimous vote of its directors; and adopted resolutions directing that the MVW stock issuance proposal be submitted to MVW stockholders for their consideration.

In evaluating the Combination Transactions, MVW’s Board consulted with and received the advice of MVW’s outside legal and financial advisors, held discussions with MVW’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Combination Transactions—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board” beginning on page 101.

Accordingly, MVW’s Board unanimously recommends that MVW stockholders vote “FOR” the MVW stock issuance proposal and “FOR” the MVW adjournment proposal.

MVW Record Date; Stockholders Entitled to Vote

Only holders of record of MVW common stock at the close of business on July 13, 2018, the record date for the MVW special meeting (the “MVW Record Date”), will be entitled to notice of, and to vote at, the MVW special meeting, or any adjournment or postponement thereof. At the close of business on the MVW Record Date, 26,572,516 shares of MVW common stock were issued and outstanding and held by 22,310 holders of record.

Holders of record of MVW common stock on the MVW Record Date are entitled to one vote per share at the MVW special meeting on each proposal. A list of stockholders of MVW will be available at the MVW special meeting for examination by any stockholder of record present at the MVW special meeting.

Voting by MVW’s Directors and Executive Officers

At the close of business on the MVW Record Date, directors and executive officers of MVW and their affiliates were entitled to vote 519,328 shares of MVW common stock, or approximately 2% of the shares of MVW common stock outstanding on that date. MVW currently expects that MVW’s directors and executive officers will vote their shares in favor of each proposal being submitted to a vote of MVW stockholders at the MVW special meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

No business may be transacted at the MVW special meeting unless a quorum is present. The presence of the holders of a majority in voting power of all of the shares of the stock entitled to vote at the MVW special meeting, present in person or represented by proxy, is required to constitute a quorum for the transaction of business at the MVW special meeting. If a quorum is not present, or if fewer shares of MVW common stock are voted in favor of the MVW stock issuance proposal than the number required for its approval, the MVW special meeting may be adjourned to allow more time for obtaining additional proxies or votes. At any subsequent reconvening of the MVW special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the MVW special meeting, except for any proxies that have been effectively revoked or withdrawn before the subsequent meeting.

Abstentions (shares of MVW common stock for which proxies have been received but for which the holders have abstained from voting) will be included in the calculation of the number of shares of MVW common stock represented at the MVW special meeting for purposes of determining whether a quorum has been achieved. However, broker non-votes will not be included in the calculation of the number of shares of MVW common stock represented at the MVW special meeting for purposes of determining whether a quorum has been achieved.

Required Vote

Approval of the MVW stock issuance proposal and approval of the MVW adjournment proposal (if necessary or appropriate) each require the affirmative vote of a majority of the shares of MVW common stock present in person or represented by proxy and entitled to vote on such proposal.

Failure to Vote, Broker Non-Votes and Abstentions

If your shares of MVW common stock are held in “street name” in a stock brokerage account or by another nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by your bank, broker or other nominee. You may not vote shares of MVW common stock held in street name by returning a proxy card directly to MVW or by voting in person at the MVW special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee.

Banks, brokers or other nominees who hold shares of MVW common stock in street name for a beneficial owner typically have the authority to vote in their discretion on “routine” proposals, even when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion on matters that are determined to be “non-routine” without specific instructions from the beneficial owner. A “broker non-vote” is a vote that, in accordance with stock exchange rules, is not cast by a broker on a non-routine matter because the bank, broker or other nominee has not received instructions from the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal.

Under the written rules of the NYSE, banks, brokers or other nominees do not have discretionary authority to vote on the two proposals submitted by MVW. Therefore, if you are an MVW stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on either of these proposals, and the resulting broker non-vote will have no effect on these proposals.

Instructions to “ABSTAIN” for each proposal submitted by MVW will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an abstention will have the effect of a vote “AGAINST” each of the proposals submitted by MVW. If you return your signed proxy card but do not mark the boxes indicating how you wish to vote, your shares will be voted “FOR” the proposal to approve the issuance of shares of MVW common stock to ILG stockholders and, if necessary or appropriate, “FOR” any proposal to adjourn the MVW special meeting.

Voting at the MVW Special Meeting

Whether or not you plan to attend the MVW special meeting, please vote your shares. If you are a registered or “record” holder, which means your shares are registered in your name with Computershare, MVW’s transfer agent and registrar, you may vote in person at the MVW special meeting or be represented by proxy. If your shares are held in “street name,” which means your shares are held of record in an account with a bank, broker or other nominee, you must follow the instructions from your bank, broker or other nominee in order to vote.

Voting in Person

If you are an MVW stockholder of record, you may vote in person at the MVW special meeting. If you hold shares in “street name” (through a bank, broker or other nominee), you may also vote in person at the MVW special meeting provided you have a legal proxy from such bank, broker or other nominee to vote the shares held on your behalf. Please contact your bank, broker or other nominee for further information on such proxy. You will not be able to vote your shares at the MVW special meeting without a legal proxy from your bank, broker or other nominee. You will need to bring the legal proxy with you to the MVW special meeting and hand it in with a signed ballot that will be made available and distributed at the MVW special meeting. If you do not plan to attend the MVW special meeting or do not wish to vote in person, you may authorize proxies to vote your shares by written proxy, by telephone or over the Internet.

Voting by Proxy

You should vote your proxy in advance of the meeting even if you plan to attend the MVW special meeting. If you are an MVW stockholder of record, a proxy card is enclosed for your use. If you wish to authorize proxies to vote your shares by telephone or over the Internet, you may use the toll-free telephone number or access the electronic link to the proxy voting site by following the instructions on the proxy card. Stockholders of record of MVW may also submit their proxies through the mail by completing the enclosed proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed.

If you hold your shares of MVW common stock in street name (i.e., through a bank, broker or other nominee), you will find enclosed instructions from your bank, broker or other nominee that you must follow in order to vote your shares. You may authorize proxies to vote your shares by telephone or over the Internet if your bank, broker or other nominee makes these methods available, as detailed on the enclosed voting instruction form. You may also return your voting instructions by signing, dating and returning the enclosed voting instruction form in the postage-paid envelope provided.

YOUR VOTE IS IMPORTANT. ACCORDINGLY, PLEASE SUBMIT YOUR PROXY PROMPTLY, BY TELEPHONE, INTERNET OR MAIL WHETHER OR NOT YOU PLAN TO ATTEND THE ILG SPECIAL MEETING IN PERSON.

How Proxies are Counted

All shares represented by properly executed proxies received in time for the MVW special meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” each of the proposals submitted by MVW.

Only shares affirmatively voted for the proposals, and properly executed proxies that do not contain voting instructions, will be counted as “FOR” the proposals submitted by MVW. Votes to abstain will have the same effect as votes “AGAINST” the proposals submitted by MVW. Broker non-votes, if any, will have no effect on the proposals submitted by MVW.

Revocation of Proxies

If you are a stockholder of record or hold shares in “street name” (through a bank, broker or other nominee), you may revoke your proxy and change your vote at any time before the final vote at the MVW special meeting by:

•	signing and returning another proxy card with a later date;

•	sending a signed notice of revocation to Marriott Vacations Worldwide Corporation, 6649 Westwood Boulevard, Orlando, Florida 32821, Attention: Corporate Secretary;

•	submitting a proxy on a later date by telephone or over the Internet (only your latest proxy will be counted); or

•	attending the MVW special meeting and voting in person.

A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

Please note that if your shares are held in “street name” through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with its established procedures. If your shares are held in the name of a bank, broker or other nominee and you decide to change your vote by attending the MVW special meeting and voting in person, your vote in person at the MVW special meeting will not be effective unless you have obtained and present a legal proxy issued in your name from the record holder (your bank, broker or nominee).

Tabulation of Votes

MVW has appointed Broadridge to serve as the Inspector of Election for the MVW special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

MVW is soliciting proxies for the MVW special meeting from its stockholders. MVW will pay its own cost of soliciting proxies, including the cost of mailing this joint proxy statement/prospectus, from its stockholders. In addition to solicitation by use of the mails, proxies may be solicited by each of MVW’s directors, each of whom is a participant in this solicitation, in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

MVW has retained the services of D.F. King & Co., Inc. to assist in the solicitation of proxies for an estimated fee not to exceed $10,000, plus reimbursement of out-of-pocket expenses. MVW will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by them. MVW will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Adjournments

Any adjournment of the MVW special meeting may be made from time to time by the chairman of the meeting or a majority of the votes cast on the MVW adjournment proposal, present in person or represented by proxy, whether or not a quorum is present, without further notice other than by an announcement made at the MVW special meeting, provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally called, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, MVW’s Board shall fix a new record date for notice of such adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting. If a quorum is not present at the MVW special meeting, or if a quorum is present at the MVW special meeting but there are not sufficient votes at the time of the MVW special meeting to approve the MVW stock issuance proposal, then MVW stockholders may be asked to vote on a proposal to adjourn the MVW special meeting so as to permit the further solicitation of proxies.

THE COMBINATION TRANSACTIONS

The following is a discussion of the Combination Transactions and the material terms of the merger agreement between ILG and MVW. We urge you to carefully read the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

Effect of the Combination Transactions

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, MVW will combine with ILG in a series of transactions, which are the Combination Transactions.

ILG has formed Holdco and Ignite Merger Sub for purposes of creating a holding company structure. In the first step, Ignite Merger Sub will be merged with and into ILG, with ILG surviving the merger as a wholly-owned subsidiary of Holdco (the “ILG Merger”). As a result of the ILG Merger, each share of ILG common stock will be converted into the right to receive one share of Holdco common stock. Second, ILG will be converted from a Delaware corporation to a Delaware limited liability company. Set forth below is a diagram depicting the structure of the steps described above:

After the ILG LLC Conversion, Volt Corporate Merger Sub will be merged with and into Holdco, with Holdco surviving the Initial Holdco Merger as a wholly-owned subsidiary of MVW. As a result of the Initial Holdco Merger, each of the former ILG stockholders (who, pursuant to the ILG Merger, will have previously received the right to receive Holdco common stock), will automatically receive the right to receive the merger consideration. Set forth below is a diagram depicting the structure of the steps described above:

Finally, Holdco will be merged with and into Volt LLC Merger Sub, with Volt LLC Merger Sub, surviving the Final Holdco Merger as a wholly-owned subsidiary of MVW. As a result of the Combination Transactions, (a) Volt LLC Merger Sub will remain a wholly-owned subsidiary of MVW, (b) ILG LLC (formerly known as ILG) will become a wholly-owned direct subsidiary of Volt LLC Merger Sub, (c) Ignite Merger Sub will cease to exist, (d) Volt Corporate Merger Sub will cease to exist and (e) Holdco will cease to exist. Set forth below is a diagram depicting the structure of the steps described above and the structure of the combined entity after giving effect to the Combination Transactions:

Background of the Combination Transactions

On an ongoing basis, the boards of directors and management teams of each of ILG and MVW review their company’s performance, future growth prospects and overall strategic direction and consider potential opportunities to strengthen each of their company’s businesses and enhance stockholder value, including the review of their company’s strategy on a standalone basis and potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

From time to time, Mr. Craig M. Nash, Chairman and Chief Executive Officer of ILG, and Mr. Stephen P. Weisz, the President and Chief Executive Officer of MVW, discussed generally ILG’s and MVW’s industry and respective businesses, as well as potential partnering opportunities.

On May 2, 2016, at the annual convention of the American Resort Development Association, Mr. Weisz and Mr. Nash had a brief discussion about a potential business combination involving MVW and ILG. During the course of that discussion, Mr. Nash indicated that ILG was focused on the planned integration of the Vistana business, which acquisition was announced on October 28, 2015 and subsequently closed on May 11, 2016. No material economic terms of a possible transaction were discussed.

On May 12, 2016, MVW’s Board held a regularly scheduled meeting with representatives of MVW’s management and J.P. Morgan, who MVW had engaged from time to time regarding MVW’s strategic review, in attendance. MVW’s management and representatives of J.P. Morgan discussed with MVW’s Board the completion of the Vistana acquisition by ILG and other transactions in the timeshare industry and potential value-creating opportunities with respect to a potential business combination with ILG. Following discussion, MVW’s Board agreed MVW’s management should approach ILG’s management to explore a potential transaction between the parties.

On May 20, 2016 and May 25, 2016, Mr. Weisz and Mr. Nash had telephonic conversations to discuss what Mr. Weisz characterized as a potential “merger of equals” transaction involving MVW and ILG. During those discussions, Mr. Nash noted that ILG remained focused on integrating the Vistana business, but that he would report the conversation to ILG’s Board.

Also on May 20, 2016, MVW and J.P. Morgan entered into an engagement letter pursuant to which J.P. Morgan would act as MVW’s financial advisor in connection with a potential transaction involving ILG. MVW’s Board made the decision to engage J.P. Morgan based on, among other things, J.P. Morgan’s qualifications, expertise and reputation and its knowledge of the business and affairs of MVW and familiarity with MVW and the industry in which it operates. In making its decision, MVW’s Board also weighed the fact that one of J.P. Morgan’s employees, Melquiades Martinez, is a member of MVW’s Board.

On June 1, 2016, ILG’s Board held a telephonic meeting with representatives of ILG’s management, outside legal counsel and Moelis, a financial advisor to ILG who had recently advised ILG in connection with the Vistana merger, in attendance. Outside legal counsel discussed with the ILG directors the fiduciary duties applicable to considering a response to MVW’s recent outreach. During the course of that meeting, representatives of ILG’s management and Moelis discussed with ILG’s Board certain financial and strategic considerations relating to a potential business combination transaction with MVW. At the conclusion of that meeting, ILG’s Board determined not to pursue further discussions with MVW at that time given the companies’ relative stock prices/valuations and ILG’s management’s focus on integrating the Vistana business, but noted that they remained open to considering a potential business combination transaction with MVW at a later date.

During October and November of 2016, Mr. Weisz and Mr. Nash had multiple telephonic discussions and exchanged emails regarding a potential business combination.

On October 25, 2016, at the Shared Ownership Investment Conference attended by Mr. Weisz and Mr. Nash, Mr. Weisz provided Mr. Nash written materials setting forth key terms for a potential business combination involving MVW and ILG. Specifically, the materials Mr. Weisz provided proposed a “merger of equals” transaction as an all-stock merger with an exchange ratio to be based on each company’s volume-weighted average trading price, subject to further negotiations. Mr. Nash distributed these materials to ILG’s Board.

On October 28, 2016, MVW’s Board held a meeting with representatives of MVW’s management and J.P. Morgan in attendance. At the meeting, MVW’s management provided MVW’s Board with an update on MVW’s management’s discussions with ILG.

On November 21, 2016, the Executive Committee of ILG’s Board (the “ILG Executive Committee”) met telephonically and discussed the October 25, 2016 materials that Mr. Weisz had provided to Mr. Nash. In the course of that discussion, the ILG Executive Committee determined to request that representatives of Moelis prepare a preliminary analysis of a potential business combination with MVW.

On November 28, 2016, the ILG Executive Committee held a telephonic meeting with representatives of ILG’s management and Moelis in attendance to discuss various strategic and financial considerations relating to a potential business combination with MVW. During the course of that meeting, the ILG Executive Committee determined to discuss a potential business combination with MVW at the next regularly scheduled meeting of ILG’s Board. During the course of that meeting, representatives of Moelis presented preliminary analyses and considerations regarding a potential business combination with MVW.

On December 1, 2016, Mr. Weisz and Mr. Nash attended the SunTrust Robinson Humphrey 2016 Lodging and Leisure Conference. At this conference, Mr. Weisz and Mr. Nash discussed the materials that Mr. Weisz had provided to Mr. Nash on October 25, 2016, and Mr. Nash indicated that he expected those materials to be discussed at the meeting of ILG’s Board scheduled for December 8, 2016.

On December 8, 2016, ILG’s Board met in executive session at a regularly scheduled board meeting and, after deliberation, ILG’s Board authorized Mr. Nash to contact Mr. Weisz to discuss further a potential business combination transaction involving ILG and MVW. During that meeting, the ILG directors reviewed the materials provided by MVW on October 25, 2016, the status of integrating the Vistana transaction and the preliminary analyses that had been previously presented to the ILG Executive Committee at its meeting of November 28, 2016.

On December 8 and 9, 2016, MVW’s Board held a regularly scheduled meeting with representatives of MVW’s management, J.P. Morgan and Kirkland, MVW’s outside legal advisor, in attendance. MVW’s management provided MVW’s Board an update with respect to Mr. Weisz’s recent discussions with Mr. Nash. MVW’s Board, together with representatives of MVW’s management and J.P. Morgan, discussed the various strategic and economic rationales for pursuing a potential business combination with ILG, and representatives of J.P. Morgan provided a preliminary financial analysis regarding a transaction with ILG. Following discussion, MVW’s Board formally established an ad hoc transaction committee of directors to review, evaluate, negotiate and make recommendations to MVW’s Board with respect to a potential strategic transaction with ILG. MVW’s ad hoc transaction committee was formed to efficiently oversee and manage the process associated with MVW’s review of a potential strategic transaction with ILG and not because of any actual or potential conflict of interest among the members of MVW’s Board. Mr. William J. Shaw, Mr. Raymond L. Gellein, Jr. and Mr. William W. McCarten were appointed to MVW’s ad hoc transaction committee.

On December 13, 2016, Mr. Nash called Mr. Weisz to further explore a potential business combination involving ILG and MVW.

On December 20, 2016, Mr. Weisz sent Mr. Nash a draft confidentiality agreement to facilitate further discussions regarding a potential business combination transaction, which was subsequently negotiated between representatives of Paul, Weiss, ILG’s outside legal advisor, and representatives of Kirkland.

On January 5, 2017, the ILG Executive Committee held a telephonic meeting with representatives of ILG’s management, Moelis and Paul, Weiss in attendance. During that meeting, ILG’s management and representatives of Moelis and Paul, Weiss discussed with ILG’s Board a potential business combination transaction with MVW and reviewed various strategic and financial considerations. During that meeting, representatives of Moelis were excused from the meeting and members of the ILG Executive Committee then discussed Moelis’ qualifications to serve as financial advisor to ILG’s Board, taking into account their prior experiences with Moelis, including during the recent ILG/Vistana Merger, and Moelis’ experience advising on similar situations, as well as Moelis’ familiarity with ILG’s business and operations and the vacation ownership industry generally. After discussion, the ILG Executive Committee unanimously determined it was advisable and in the best interests of ILG and its stockholders to continue to work with Moelis as a financial advisor to ILG’s Board and authorized ILG’s management to retain Moelis in connection with discussions with MVW.

On January 24, 2017, ILG and MVW entered into a mutual confidentiality agreement that included customary mutual standstill provisions (but permitted each party to make confidential proposals to the other party’s board of directors) with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon either company entering into a binding agreement related to a change of control of such company.

On January 25, 2017, ILG and Moelis entered into an engagement letter in connection with ILG’s consideration of a potential business combination with MVW.

On February 9 and 10, 2017, MVW’s Board held a regularly scheduled meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management provided MVW’s Board further updates on discussions with Mr. Nash regarding a potential business combination with ILG and described for MVW’s Board the terms of the confidentiality agreement entered into between the parties. Representatives of J.P. Morgan provided MVW’s Board information regarding discussions it had with Moelis concerning the potential merits of a business combination of MVW and ILG.

On February 15, 2017, ILG’s Board held a regularly scheduled meeting. During that meeting, ILG’s Board discussed the status of various strategic alternatives, including the status of ongoing discussions with MVW and a potential opportunity to acquire Party A.

On March 3, 2017, ILG entered into a confidentiality agreement with Party A, a vacation ownership developer and operator, and was provided a Confidential Information Memorandum regarding Party A. Following delivery of such materials, ILG determined not to pursue the potential acquisition and ceased further discussions with Party A.

Following execution of the confidentiality agreement between ILG and MVW, each party engaged in limited financial due diligence on the other party, including sharing certain projected financial information on March 23 and 24, 2017, in order to help the parties form a view on whether to move forward with consideration of a potential business combination.

On March 29, 2017, Mr. Nash and Mr. Weisz met at the annual convention of the American Resort Development Association and generally discussed a potential business combination, with Mr. Weisz indicating a desire to pursue a merger transaction at then-current market prices and Mr. Nash indicating ILG’s concerns that then-current market prices undervalued ILG because ILG’s recent acquisition of Vistana had not been fully valued by the market.

On April 5, 2017, MVW’s ad hoc transaction committee held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management provided MVW’s ad hoc transaction committee with an update on its discussions with ILG and representatives of J.P. Morgan provided an updated preliminary financial analysis. Following further discussion of these matters, MVW’s ad hoc transaction committee agreed MVW’s management should deliver to ILG a nonbinding written proposal and to enter into negotiations with ILG regarding the proposal.

On April 7, 2017, Mr. Weisz spoke with Mr. Nash and communicated a non-binding proposal to ILG’s Board for MVW to acquire ILG, which proposal was subsequently emailed to Mr. Nash. MVW’s April 7, 2017 proposal offered ILG stockholders $10.00 per share in cash and 0.151 shares of MVW common stock per share of ILG common stock, for an implied value of $25.00 per share of ILG common stock, based on the closing price of MVW common stock on April 6, 2017.

On April 18 and April 19, 2017, the ILG Executive Committee met via teleconference with representatives of Moelis and Paul, Weiss to review draft materials circulated by representatives of Moelis prior to the meetings. Such materials included preliminary financial analyses of the April 7, 2017 proposal and a summary of potential alternatives for ILG, including remaining independent (and possibly pursuing acquisitions within the vacation ownership industry), a potential all-stock transaction with MVW, the sale of ILG to MVW or another third party and the acquisition of MVW by ILG. During the course of these meetings, the ILG Executive Committee deliberated on its recommended response to MVW’s April 7, 2017 proposal and, following such deliberations, determined to recommend to ILG’s Board that it reject the April 7, 2017 proposal from MVW on the basis that the offer undervalued ILG and was therefore not in the best interests of ILG stockholders.

On April 20, 2017, ILG’s Board held a telephonic meeting, attended by representatives of ILG’s management, Moelis and Paul, Weiss. During that meeting, a representative from Paul, Weiss discussed with the ILG directors the fiduciary duties of ILG’s Board in the context of responding to the April 7, 2017 proposal from MVW and ILG’s Board received an update from ILG’s management and representatives of Moelis on the meetings and communications that had taken place between representatives of ILG and MVW. Representatives of Moelis and ILG’s management provided ILG’s Board with a summary of the financial terms of the April 7, 2017 proposal from MVW and discussed other alternatives available to ILG, including remaining independent. Representatives of Moelis also presented preliminary financial analyses of ILG, MVW and the pro forma combined company. During the course of this discussion, representatives of Moelis and ILG’s management discussed certain projected financial information regarding each of ILG and MVW previously provided by each company. Following that discussion, ILG’s Board unanimously determined that the terms of the proposed business combination set forth in the April 7, 2017 letter were not in the best interests of ILG stockholders.

Following the meeting of ILG’s Board, on April 20, 2017, at the direction of ILG’s Board, Mr. Nash sent a letter to Mr. Weisz setting forth ILG’s Board’s determination that the terms of MVW’s proposal were inadequate, but that ILG remained open to discussing a potential business combination on alternative terms more attractive to ILG’s stockholders.

On April 21, 2017, MVW’s ad hoc transaction committee held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management and Representatives of J.P. Morgan provided MVW’s Board an update on the status of discussions with ILG, and MVW’s Board engaged in discussion regarding a response to ILG’s April 20, 2017 letter. Following discussions on these matters, MVW’s ad hoc transaction committee agreed MVW’s management should respond to ILG and indicate MVW’s willingness to continue discussions of potential alternative terms.

On April 25, 2017, MVW provided a written response to ILG indicating MVW’s willingness to discuss alternative transaction structures, including the potential for an all-stock combination of the two companies.

Following receipt of the April 25, 2017 letter from MVW, representatives of Moelis, at the direction of the ILG Executive Committee, met with representatives of J.P. Morgan to discuss their respective preliminary financial analyses of each company and a potential business combination. In addition, ILG and MVW responded to each other’s due diligence questions regarding their respective financial projections.

On May 1, 2017, the ILG Executive Committee held a telephonic meeting with representatives of ILG’s management and Moelis in attendance to discuss the upcoming meeting between representatives of Moelis and J.P. Morgan. During that meeting, the ILG Executive Committee directed Moelis to continue discussions with J.P. Morgan and determine whether there could be more alignment on the perspectives on relative valuation between the two companies.

On May 11 and 12, 2017, MVW’s Board held a regularly scheduled meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management and representatives of J.P. Morgan provided MVW’s Board with a detailed review of ILG and the strategic and financial considerations with respect to a potential business combination with ILG, as well as the current status of discussions with ILG. Following discussion, MVW’s Board agreed MVW’s management should explore a potential transaction with ILG.

On May 16, 2017, ILG’s Board held a meeting with representatives of ILG’s management, Moelis and Paul, Weiss in attendance. During the course of that meeting, the ILG directors discussed with ILG’s management and their legal and financial advisors the results of the additional due diligence and discussions with J.P. Morgan since the April 20 Board meeting, and representatives of Moelis presented preliminary financial analyses relating to a potential stock-for-stock merger, based on projections previously provided by each company. Following that discussion, ILG’s Board determined to deliver a letter to MVW stating that ILG would only continue discussions on terms more attractive to ILG stockholders (including ILG stockholders holding an ownership percentage in the mid-fifties of the combined company and the terms regarding certain social issues), which letter was delivered to MVW on May 17, 2017.

On May 24, 2017, FrontFour Capital Group LLC (“FrontFour”), a stockholder in ILG, issued a public letter to ILG’s Board calling for a business combination between ILG and MVW.

On May 31, 2017, the ILG Executive Committee held a telephonic meeting with representatives of ILG’s management, Moelis and Paul, Weiss to further discuss the recent meetings between representatives of Moelis and J.P. Morgan. Following that discussion, the ILG Executive Committee directed ILG’s management to send MVW a letter regarding ILG’s willingness to continue to consider a merger of equals transaction.

On June 1, 2017, Mr. Nash, on behalf of ILG, sent Mr. Weisz a letter indicating that ILG’s Board remained ready to engage in discussions regarding a merger of equals transaction consistent with the terms outlined in ILG’s May 17, 2017 letter. However, in order to limit the potentially disruptive impact that protracted negotiations could have on ILG’s business, the letter requested that MVW inform ILG prior to close of business on June 6, 2017 as to whether or not it was willing to proceed on the terms outlined in ILG’s May 17, 2017 letter.

On June 2, 2017, MVW’s ad hoc transaction committee held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. Management provided an update on discussions with ILG, including letters received from Mr. Nash on May 17, 2017 and June 1, 2017. After conversation with its legal and financial advisors, MVW’s ad hoc transaction committee discussed potential responses to ILG.

On June 6, 2017, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management provided MVW’s Board an update on the potential business combination with ILG, including ILG’s May 17, 2017 and June 1, 2017 letters, and then representatives of J.P. Morgan provided an updated financial analysis. Following discussion, MVW’s Board agreed MVW’s management should send ILG a revised non-binding indication of interest on the terms described below.

Later on June 6, 2017, MVW submitted a revised non-binding indication of interest to acquire ILG in an all-stock transaction. The June 6, 2017 proposal from MVW provided for a fixed exchange ratio of 0.255 shares of MVW common stock for each outstanding share of ILG common stock, which would result in ILG stockholders owning 53.3% of the combined company. Based on the closing price of MVW common stock on June 6, 2017, the proposal implied a value of approximately $30.00 per share of ILG common stock. In addition, the June 6, 2017 proposal indicated that three to-be-agreed upon members of ILG’s Board would be selected to join MVW’s Board post-transaction (out of 11 total directors), and the chairman, the chief executive officer and chief financial officer positions of the combined company would be MVW personnel. MVW’s June 6, 2017 proposal also invited Mr. Stein, ILG’s lead independent director, to meet with Mr. William J. Shaw, the Chairman of MVW’s Board to further discuss a potential transaction.

On June 9, 2017, the ILG Executive Committee met with representatives of Moelis and Paul, Weiss via teleconference to discuss MVW’s June 6, 2017 proposal and determined to recommend to ILG’s Board that Mr. Stein accept the invitation to meet with Mr. Shaw.

On June 14, 2017, ILG’s Board held a telephonic meeting with representatives of ILG’s management, Moelis and Paul, Weiss in attendance. At the meeting, a representative of Moelis provided an overview of MVW’s June 6, 2017 proposal and ILG’s Board discussed the terms of that proposal, as well as the potential benefits and risks associated with such transaction. Representatives of Moelis then discussed its preliminary financial analyses relating to ILG, MVW and the pro forma combined company. Following extensive discussion by the directors and their legal and financial advisors, ILG’s Board determined that MVW’s June 6, 2017 proposal was inadequate. However, ILG’s Board directed Mr. Stein to meet with Mr. Shaw, as requested in the June 6, 2017 proposal from MVW to determine if there was a potential transaction structure that would be attractive to both companies.

On June 20, 2017, Mr. Stein and Mr. Shaw met in person to discuss a potential business combination transaction between ILG and MVW. During the course of that discussion, Mr. Stein had the impression that ILG and MVW had differences in their respective views on the acceptable terms of a potential transaction, including with respect to relative valuation and social issues. Mr. Shaw indicated to Mr. Stein that a transaction on terms acceptable to both parties may not be achievable but he would consult further with MVW’s Board.

On June 21, 2017, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. Mr. Shaw discussed the June 20, 2017 meeting with Mr. Stein and indicated that Mr. Stein expressed interest in a transaction on the terms ILG previously proposed. It was MVW’s management’s view that, based on this conversation, it would be in the best interest of MVW to terminate discussions with ILG. MVW’s Board engaged in discussion regarding whether to continue to pursue a transaction with ILG and, in light of Mr. Shaw’s discussion with Mr. Stein on June 20, 2017 and input MVW’s Board had received from MVW’s management and advisors, MVW’s Board determined it would be in the best interest of MVW and its stockholders to terminate such discussions and authorized MVW’s management to inform ILG of its decision.

On June 22, 2017, representatives of MVW delivered a letter stating their intent to terminate discussions with ILG regarding a potential business combination transaction at that time.

On June 29, 2017, ILG’s Board held a telephonic meeting with representatives of ILG’s management, Moelis and Paul, Weiss in attendance. During that meeting, Mr. Stein provided ILG’s Board with an update on his meeting with Mr. Shaw. ILG’s Board also discussed the June 22, 2017 letter received from MVW. Following that discussion, ILG’s Board directed that a letter be delivered to MVW formalizing the termination of discussions, which letter was delivered to MVW on June 30, 2017.

On September 28, 2017, ILG’s Board held a regularly scheduled telephonic meeting with representatives of ILG’s management, Moelis and Paul, Weiss in attendance. During the course of that meeting, representatives of Moelis provided ILG’s Board with a review of the prior MVW proposals including the implied values of consideration to ILG stockholders as of each proposal date and at MVW’s then-current trading price and preliminary analyses relating to potential strategic alternatives that could be pursued by ILG.

On October 6, 2017, the ILG Executive Committee met via teleconference to discuss the potential benefits of engaging an additional financial advisor, including with respect to matters relating to the continued stockholder activism in ILG’s common stock. Following that meeting, members of management and certain ILG directors met with representatives of certain potential financial advisors, including Goldman Sachs.

The ILG Executive Committee met via teleconference on each of October 11, 2017 and October 18, 2017 to discuss their meetings with potential additional financial advisors, including Goldman Sachs. During the course of these meetings, the ILG Executive Committee determined to recommend to ILG’s Board that ILG engage Goldman Sachs as an additional financial advisor in connection with continued stockholder activism in ILG’s common stock and ILG’s exploration of strategic alternatives.

On October 18, 2017, ILG’s Board held a meeting with representatives of ILG’s management and Paul, Weiss in attendance. During the course of that meeting, members of ILG’s Board, with input from members of the ILG Executive Committee, discussed the qualifications of Goldman Sachs to serve as financial advisor to ILG’s Board, taking into account their prior experiences with Goldman Sachs and Goldman Sachs’ experience advising on complex situations and transactions, particularly in the vacation ownership industry, as well as the benefits of retaining an additional financial advisor to advise on matters relating to stockholder activism and ILG’s exploration of strategic alternatives. After further discussion, during which time the ILG Executive Committee provided its recommendation to engage Goldman Sachs, ILG’s Board unanimously determined it was advisable and in the best interests of ILG and its stockholders to utilize both Goldman Sachs and Moelis as financial advisors to ILG’s Board and authorized ILG’s management to retain Goldman Sachs. In addition, during that meeting, ILG’s Board determined to review the merits of strategic alternatives as compared with ILG’s standalone plan and established a coordination committee of ILG’s Board to oversee that review.

On November 6, 2017, Goldman Sachs confirmed to ILG’s Board that it had not recognized any fees for financial advisory and underwriting services provided by its investment banking division to MVW over the previous two years. Goldman Sachs also provided ILG’s Board with a summary of the financial advisory and underwriting services provided by its investment banking division to Qurate Retail and/or certain affiliates and related entities of a significant stockholder of Qurate Retail, other than ILG, over the previous two years. For more information on the services provided to Qurate Retail and related entities of a significant stockholder thereof, see “—Opinions of ILG’s Financial Advisor—Opinion of Goldman Sachs & Co. LLC.”

On November 13, 2017, ILG and Goldman Sachs executed an engagement letter pursuant to which Goldman Sachs was retained as financial advisor to ILG’s Board in connection with stockholder activism matters and ILG’s exploration of strategic alternatives.

On November 27, 2017, ILG’s Board received a letter from FrontFour in which FrontFour urged ILG’s Board to pursue a combination with MVW.

On December 5, 2017, ILG’s Board held a regularly scheduled meeting with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss in attendance. At the meeting, a representative of Paul, Weiss reviewed with the members of ILG’s Board their fiduciary duties in the context of consideration of a strategic transaction and discussed with the independent directors of ILG’s Board the possibility of replacing the coordination committee established at the October 18, 2017 meeting of ILG’s Board with a strategic review committee of ILG’s Board with broader authority to oversee a review and negotiation of ILG’s strategic alternatives. ILG’s Board also discussed ILG’s stockholder rights plan and determined to terminate that plan in light of discussions with ILG’s stockholders and recently adopted policies by ISS. In addition, ILG’s management along with representatives of Goldman Sachs and Moelis discussed certain updated preliminary forecasts prepared for ILG by ILG’s management with ILG’s Board in connection with ILG’s review of strategic alternatives. Following that discussion, representatives of ILG’s management, Goldman Sachs and Moelis were excused from the meeting. ILG’s Board formally established a strategic review committee of independent directors to review, evaluate, negotiate and make recommendations to ILG’s Board with respect to potential strategic and financial alternatives that may be available to ILG. Chad Hollingsworth, Thomas J. McInerney and Avy H. Stein were appointed to ILG’s strategic review committee. ILG’s strategic review committee was formed to efficiently oversee and manage the process associated with ILG’s review of strategic alternatives and not because of any actual or potential conflict of interest among the members of ILG’s Board. Following that meeting, ILG entered into an engagement letter with Moelis on December 5, 2017, which superseded the letter agreement entered into on January 25, 2017 and expanded Moelis’ engagement to encompass ILG’s exploration of strategic alternatives.

On December 31, 2017, ILG’s strategic review committee met via teleconference together with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss. During that meeting, representatives of Goldman Sachs and Moelis previewed various potential strategic alternatives with the strategic review committee, including the execution of ILG’s standalone plan, the execution of a variation of ILG’s standalone plan that included a potential strategic acquisition or levered recapitalization, potential business combination transactions with MVW including ILG’s acquisition of MVW or MVW’s acquisition of ILG for stock or a combination of cash and stock consideration, the potential acquisition of other industry participants, and the potential sale of ILG to other potential strategic or financial acquirors.

On January 4, 2018, in further preparation for ILG’s Board meeting scheduled for January 9, 2018, ILG’s strategic review committee met via teleconference together with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss in attendance. During that meeting, ILG’s strategic review committee discussed recent movements in ILG’s stock price and recently updated management projections. Additionally, ILG’s strategic review committee and its advisors discussed (i) whether to re-engage with MVW concerning a potential business combination transaction, (ii) other potential strategic alternatives that might be available to ILG, including those discussed at the December 31, 2017 meeting of ILG’s strategic review committee, and (iii) considerations relating to the possible public announcement by ILG of a review of its strategic alternatives.

On January 9, 2018, ILG’s Board held an in-person meeting with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss in attendance. During that meeting, ILG’s financial advisors discussed with ILG various potential strategic alternatives for ILG’s Board to consider. The potential alternatives were the same as previously discussed with ILG’s strategic review committee and included the execution of ILG’s standalone plan, the execution of a variation of ILG’s standalone plan that included a potential strategic acquisition or levered recapitalization, potential business combination transactions with MVW or a third party including ILG’s acquisition of MVW or MVW’s acquisition of ILG for stock or a combination of cash and stock consideration, the potential acquisition of other industry participants including Party B, a vacation ownership developer and operator, and Party C, another vacation ownership developer and operator, and the potential sale of ILG to a third party, including other potential strategic or financial acquirors. After reviewing the various strategic alternatives, ILG’s Board instructed Goldman Sachs and Moelis to engage in discussions with MVW, Party B and Party C regarding a potential transaction to determine the merits of each such potential transaction.

On January 12, 2018, Goldman Sachs spoke to John E. Geller, Jr., the Executive Vice President and Chief Financial and Administrative Officer of MVW, indicating that in addition to Moelis, Goldman Sachs would be a financial advisor for ILG and that ILG may be open to engaging in further discussions with MVW regarding a potential transaction and seeking to ascertain MVW’s interest in pursuing such a transaction as well as MVW’s perspective with respect to past discussions between MVW and ILG. At the direction of MVW’s management, representatives of J.P. Morgan subsequently contacted representatives of Goldman Sachs on the morning of January 15, 2018 to arrange a call to discuss the potential transaction.

On January 15, 2018, ILG’s strategic review committee met via teleconference, together with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss, to discuss its approach to engagement with MVW and conversations representatives of Goldman Sachs had with representatives of MVW’s management. ILG’s strategic review committee discussed with its legal and financial advisors the form of consideration that ILG should seek in a potential strategic transaction if MVW were to acquire ILG. ILG’s strategic review committee instructed Goldman Sachs and Moelis to continue to engage in discussions with J.P. Morgan to further explore MVW’s interest in pursuing a potential business combination transaction.

On January 16, 2018, representatives of Goldman Sachs and J.P. Morgan had a telephone conference during which representatives of J.P. Morgan expressed MVW’s openness to continued discussions with ILG.

On January 22, 2018, Mr. Nash had a call with Party C to discuss a potential acquisition of Party C. Following that call, ILG provided certain high-level information regarding ILG’s views on the potential merits of such a potential transaction on February 1, 2018. Following delivery of these materials, no further discussions with Party C occurred.

On January 26, 2018, ILG entered into a confidentiality agreement with Party B in connection with a potential acquisition of Party B by ILG, that included customary standstill provisions with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon ILG entering into a binding agreement related to a change of control of ILG.

On January 29, 2018, FrontFour delivered a formal notice of nomination to ILG stating its intent to nominate a slate of four individuals named therein to stand for election at ILG’s 2018 Annual Meeting of Stockholders.

On February 5, 2018, representatives and advisors of ILG and Party B met in person to discuss a potential business combination transaction and began sharing due diligence information regarding the two companies. On February 6, 2018, representatives of J.P. Morgan, Goldman Sachs and Moelis had a telephone conference, during which, at the direction of ILG’s strategic review committee, representatives Goldman Sachs and Moelis informed representatives of J.P. Morgan that, in order to facilitate a revised MVW proposal, ILG was willing to engage in reciprocal due diligence and representatives of Goldman Sachs and Moelis would be sending ILG’s reciprocal due diligence request list.

On February 8, 2018, ILG’s strategic review committee met via teleconference, together with representatives of Goldman Sachs, Moelis and Paul, Weiss, to discuss recent developments with potential counterparties, including an update on discussions with Party B and a recent telephonic meeting among representatives of Goldman Sachs, Moelis and J.P. Morgan on February 6, 2018. ILG’s strategic review committee concluded that ILG’s management should move forward with a mutual due diligence process with each of Party B and MVW in order to better determine the merits of each potential transaction.

On February 13, 2018, ILG’s strategic review committee met via teleconference, together with representatives of Goldman Sachs, Moelis and Paul, Weiss. At the meeting, representatives of Goldman Sachs and Moelis provided ILG’s strategic review committee with an update on discussions with each of MVW and Party B. Additionally, ILG’s strategic review committee and its advisors discussed the ongoing diligence process with MVW and Party B.

On February 15 and 16, 2018, MVW’s Board held a regularly scheduled meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. At this meeting, MVW’s management and representatives of J.P. Morgan provided an update on the status of discussions with ILG and its advisors. Following the update, representatives of J.P. Morgan provided MVW’s Board with an updated financial analysis regarding the proposed business combination with ILG. Following discussion, MVW’s Board agreed MVW’s management should continue discussions with ILG regarding a potential business combination.

On February 19, 2018, ILG’s strategic review committee met with representatives of Goldman Sachs, Moelis and Paul, Weiss and ILG’s financial advisors provided an update regarding the status of ongoing discussions with MVW and Party B, as well as matters relating to ILG’s review of strategic alternatives and the potential benefits of (and other considerations relating to) publicly announcing that review process.

On February 21, 2018, ILG’s Board had a regularly scheduled meeting with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss in attendance. During the course of that meeting ILG’s Board received an update on and discussed with ILG’s management the status of diligence discussions with each of MVW and Party B. In addition, ILG’s financial advisors and ILG’s management reviewed with ILG’s Board updated financial projections as compared to the financial projections discussed at the January 9, 2018 meeting of ILG’s Board.

Also on February 21, 2018, FrontFour released a public letter to the stockholders of ILG, urging ILG to pursue a business combination with MVW, and asserting its support for its four director nominees.

On February 23, 2018, ILG’s strategic review committee met with representatives of Goldman Sachs, Moelis and Paul, Weiss to discuss the FrontFour letter of February 21, 2018, and ILG’s ongoing review of strategic alternatives, including the status of discussions with Party B and MVW.

Throughout the period from January 26, 2018 through the signing of the definitive merger agreement, ILG’s strategic review committee provided periodic updates on their discussions to ILG’s Board.

On February 26, 2018, ILG received a preliminary proposal from Party B setting forth a potential framework for a business combination transaction involving ILG and Party B.

On February 28, 2018, during its quarterly earnings call, ILG’s management announced that ILG’s Board had established a strategic review committee to explore potential strategic opportunities and that ILG was in discussions with multiple parties. Following that announcement, ILG and representatives of its financial advisors had discussions with certain additional strategic parties and financial sponsors to determine if there was interest in pursuing a transaction with ILG, none of which resulted in further discussions, other than those described in more detail below.

A regularly scheduled meeting of ILG’s strategic review committee was held on March 1, 2018, with representatives of Goldman Sachs, Moelis and Paul, Weiss in attendance. During that meeting, representatives of Goldman Sachs and Moelis provided an update regarding the ongoing discussions and diligence process with each of MVW and Party B. Representatives of Goldman Sachs and Moelis discussed with ILG’s strategic review committee the potential framework for a business combination transaction involving Party B as set forth in Party B’s February 26, 2018 presentation and related valuation assumptions and potential next steps. Additionally, representatives of Goldman Sachs informed ILG’s strategic review committee that following the earnings call representatives of J.P. Morgan had called representatives of Goldman Sachs to discuss ILG’s announcement of its review of strategic alternatives and potential impacts on a business combination transaction with MVW.

On March 2, 2018, reciprocal virtual data rooms were opened by ILG and MVW following agreement on preliminary information to be provided between representatives of the two companies.

On March 5, 2018, reciprocal virtual data rooms were opened by ILG and Party B following agreement on preliminary information to be provided.

On March 8, 2018, Mr. Nash contacted Party D, another vacation ownership developer and operator, via teleconference to discuss whether it would have any interest in exploring a potential business combination. Party D did not express any interest in further pursuing a transaction at such time and no further discussions with Party D occurred.

On March 12, 2018, at the direction of ILG’s strategic review committee, representatives of ILG’s management, Goldman Sachs and Moelis met with representatives of MVW’s management and their advisors for a reciprocal due diligence session.

On March 13, 2018, at the direction of ILG’s strategic review committee, representatives of ILG’s management, Goldman Sachs and Moelis met with representatives of Party B and their advisors for a reciprocal due diligence session.

On March 14, 2018, representatives of Party B informed representatives of Goldman Sachs and Moelis that Party B was no longer interested in pursuing a transaction with ILG because, among other reasons, the anticipated timing of such a transaction did not coincide with Party B’s other strategic alternatives.

On March 15, 2018, ILG’s strategic review committee met via teleconference with representatives of Goldman Sachs, Moelis and Paul, Weiss to discuss recent developments with MVW and Party B. Representatives of Goldman Sachs and Moelis provided ILG’s strategic review committee with an update on the March 12, 2018 meeting with representatives of MVW and ILG’s strategic review committee discussed Party B’s decision to terminate discussions regarding a potential business combination. Representatives of Goldman Sachs and Moelis informed ILG’s strategic review committee that MVW continued to conduct its due diligence review of ILG, ILG continued to conduct reciprocal diligence on MVW and that representatives of MVW had indicated MVW would put forth a transaction proposal to ILG’s strategic review committee in the near term.

On March 16, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management updated MVW’s Board on the progress of discussions with ILG, including the positive tone of the March 12 meeting with representatives of ILG’s management, Goldman Sachs and Moelis. MVW’s management informed MVW’s Board that it was MVW’s management’s view that more information was needed before MVW could formulate terms of a potential business combination with ILG and discussed additional financial analysis and possible synergies with respect to a potential business combination with ILG. Following discussion, MVW’s Board agreed MVW’s management should continue discussions with ILG regarding a potential business combination.

Over the next two weeks, MVW and its advisors continued to conduct due diligence on ILG and ILG and its advisors continued to conduct due diligence on MVW, including, on March 16, 2018, a diligence call between MVW, ILG and their respective advisors to discuss potential cost savings and other synergies potentially available in a business combination transaction between the companies.

On March 22, 2018, ILG’s strategic review committee met via teleconference with representatives of Goldman Sachs, Moelis and Paul, Weiss in attendance to review the status of discussions with MVW. ILG’s strategic review committee then discussed the extensive diligence of ILG’s business that had been completed by MVW and agreed that ILG would continue further diligence of MVW in connection with ILG’s consideration of a possible strategic business combination transaction between the two companies. ILG’s strategic review committee’s representatives then described the status of recent discussions with Party E, a private equity firm that had previously contacted ILG to discuss a possible acquisition of ILG, regarding a possible transaction. In discussions with its legal and financial advisors, ILG’s strategic review committee considered Party E’s ability to obtain the necessary financing to consummate a transaction and agreed to engage in further discussions with Party E following the execution of a confidentiality agreement. ILG’s strategic review committee also discussed whether to contact additional financial sponsors but determined not to do so given its view of the challenges to a financial sponsor’s ability to pay an acceptable value and to ultimately consummate a transaction.

On March 30, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management discussed the strategic rationale for a business combination. MVW’s Board and representatives of J.P. Morgan discussed management projections for MVW and ILG (see “The Merger—Certain Prospective Financial Information Used by MVW.”) and management forecasts relating to anticipated synergies, which, in each case, MVW’s management had provided to and directed J.P, Morgan to use for the purposes of their financial analyses. Kirkland reviewed MVW’s Board’s fiduciary duties in the context of the potential business combination transaction with ILG. Following the discussion, MVW’s Board authorized MVW’s management to continue to pursue a potential business combination transaction with ILG and to submit a preliminary non-binding proposal to acquire ILG on the terms described immediately below.

On March 30, 2018, ILG received a written proposal from MVW to acquire ILG. Under the terms of MVW’s March 30, 2018 proposal, each ILG stockholder would receive $14.00 in cash and 0.165 shares of MVW common stock, which implied total consideration of $36.00 per share of ILG common stock based on MVW’s closing stock price on March 29, 2018. Under that proposal, two current ILG directors to be mutually agreed by ILG and MVW would serve on MVW’s Board post-transaction.

On April 1, 2018, ILG’s strategic review committee met via teleconference with representatives of ILG’s management, Goldman Sachs, Moelis, and Paul, Weiss in attendance to consider MVW’s March 30, 2018 proposal. ILG’s strategic review committee and its financial advisors discussed financial and other aspects of that proposal and determined that it was sufficiently compelling to invite further engagement with MVW to attempt to improve the terms of the offer.

On April 2, 2018, ILG’s Board met via teleconference with representatives of ILG’s management, Goldman Sachs, Moelis, and Paul, Weiss in attendance to consider MVW’s proposal of March 30, 2018. During the course of that meeting, ILG’s Board received an update from ILG’s strategic review committee on their exploration of strategic alternatives. In addition, ILG’s legal and financial advisors provided an update of such discussions and summarized the material terms of the March 30, 2018 proposal from MVW. Following a lengthy discussion about the best approach for maximizing value for ILG stockholders, including the optimal mix of stock and cash consideration, ILG’s Board directed management and its financial advisors to continue its discussions with MVW and directed its financial advisors to seek an additional $2.00 per share in cash from MVW, seek four Board seats instead of the two proposed, and confirm that closing of the transaction would be subject to only limited and customary conditions.

On April 3, 2018, at the direction of ILG’s Board, ILG’s financial advisors held a call with J.P. Morgan on which they conveyed ILG’s request for an additional $2.00 in cash to be added to the total consideration per share of ILG common stock, and for two additional board seats in the combined company (for a total of four).

On April 4, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management updated MVW’s Board on ILG’s counterproposal. Representatives of J.P. Morgan provided MVW’s Board with preliminary financial perspectives regarding ILG’s counterproposal. Following discussion, MVW’s Board authorized MVW’s management and J.P. Morgan to make a counteroffer to ILG consistent with the proposals below.

On April 4, 2018, ILG’s financial advisors held another call with J.P. Morgan. J.P. Morgan stated that MVW agreed to increase the consideration to be received by ILG stockholders by $0.50 per share in cash, for a cash component of $14.50 per share of ILG common stock, with no change to the exchange ratio or number of board designees. J.P. Morgan also confirmed that the transaction would only be subject to customary closing conditions.

On April 5, 2018, ILG’s strategic review committee met via teleconference with representatives of Goldman Sachs, Moelis and Paul, Weiss in attendance, at which time it received an update from its financial advisors on recent discussions with MVW, including the revised offer of a cash component of $14.50 per share of ILG common stock, and discussions with Party E. The strategic review committee directed Goldman Sachs and Moelis to ask for an additional $0.50 per share in consideration from MVW. Following that direction, ILG’s strategic review committee determined to provide Party E with further diligence access subject to executing a confidentiality agreement.

Later on April 5, 2018, ILG and Party E entered into a confidentiality agreement regarding a possible negotiated transaction between the two entities that included customary standstill provisions with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon ILG entering into a binding agreement related to a change of control of ILG.

On April 5, 2018, after further discussion between the parties’ financial advisors, MVW agreed to increase the cash consideration by a further $0.25 per share, for a cash component of $14.75 per share of ILG common stock, with no change in the exchange ratio. MVW’s proposal implied $36.84 in total consideration per share of ILG common stock, based on MVW’s closing stock price on April 5, 2018.

On April 6, 2018, ILG provided Party E with access to a preliminary virtual dataroom which included confidential information regarding ILG’s business and future prospects.

Also on April 6, 2018, in light of ILG’s strategic review committee’s determination the day before to proceed toward a definitive transaction with MVW, as well as in light of the status of discussions with Party E, Moelis confirmed to ILG’s Board that it had no recent engagements with either MVW or Party E (and such confirmation was re-confirmed on April 28, 2018).

From April 6, 2018 through the execution and delivery of the merger agreement, ILG and MVW, together with their respective advisors, continued to perform reciprocal due diligence on the other party.

On April 7, 2018, ILG’s Board met via teleconference with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss in attendance, to discuss the continuing negotiations with MVW. During that meeting, ILG’s Board received an update from ILG’s strategic review committee on their recent meetings. Representatives of Goldman Sachs and Moelis then provided a summary of such negotiations and MVW’s current offer of $14.75 in cash and 0.165 in MVW shares for each share of ILG common stock, and two board seats. Representatives of Goldman Sachs and Moelis then provided ILG’s Board with a summary of the revised proposal, including a comparison to prior proposals presented by MVW, and expressed their view that, based upon the course of negotiations with MVW, this was the highest price MVW would be willing to pay to acquire ILG at this time. Following discussion, ILG’s Board determined that the consideration offered in MVW’s revised proposal was acceptable and instructed ILG’s financial advisors to notify MVW’s financial advisors of that determination so that the parties could proceed with negotiations.

On April 12, 2018, representatives of Kirkland delivered an initial draft of a merger agreement to Paul, Weiss.

On April 13, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. At the meeting, MVW’s Board received an update from MVW’s management on its discussions with ILG, its due diligence review of ILG and ILG’s due diligence review of MVW. Also on April 13, 2018, at the request of MVW, Kirkland provided to JPMorgan Chase Bank draft debt financing commitment papers for financing of the cash portion of the merger consideration, which representatives of MVW, Kirkland and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), outside counsel to JPMorgan Chase Bank, proceeded to negotiate. MVW subsequently added Bank of America, N.A. to the financing.

On April 17, 2018, ILG’s strategic review committee met via teleconference with representatives of Goldman Sachs, Moelis and Paul, Weiss in attendance to discuss and consider the terms and conditions set forth in the draft merger agreement, including the contemplated transaction structure and MVW’s request for a voting agreement from Qurate Retail and its subsidiaries.

On April 19, 2018, ILG’s strategic review committee met via teleconference with representatives of Goldman Sachs, Moelis and Paul, Weiss in attendance to discuss recent developments with respect to a potential transaction with MVW, including an update on MVW’s diligence of ILG and ILG’s diligence of MVW.

On April 19, 2018, Simpson Thacher provided Kirkland comments to the debt financing commitment papers, including Bank of America, N.A. as a joint arranger with JPMorgan Chase Bank.

On April 20, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s management and representatives of Kirkland and J.P. Morgan provided an update on the status of the merger agreement, which was still being reviewed by Paul, Weiss, and due diligence of both parties. Also on April 20, J.P. Morgan provided updated written disclosure with respect to prior fees it had received for financial advisory and underwriting services provided by its investment banking division to MVW, ILG and Qurate Retail, Inc. over the previous two years. For more information on prior services provided to MVW, ILG and Qurate Retail, Inc. see “—Opinion of MVW’s Financial Advisor.”

During the period from April 20, 2018 to April 29, 2018, the parties and their respective representatives exchanged several drafts of the merger agreement and other related transaction documents and continued to negotiate the terms of the proposed transaction.

On April 23, 2018, ILG’s compensation committee met via teleconference with representatives of Paul, Weiss in attendance, to discuss certain employee related matters in the merger agreement, including the treatment of outstanding equity-based awards and the compensation-related covenants in the merger agreement.

On April 25, 2018, MVW and J.P. Morgan executed an amended engagement letter which, among other things, increased the transaction fee payable to J.P. Morgan and included an acknowledgement by MVW that the potential business combination with ILG could trigger payment, delivery obligations and/or adjustment rights in connection with certain hedging arrangements entered into between MVW and an affiliate of J.P. Morgan. For more information on the fees payable to J.P. Morgan in connection with the proposed transaction see “—Opinion of MVW’s Financial Advisor.”

On April 26, 2018, ILG’s strategic review committee met via teleconference with representatives of Goldman Sachs, Moelis and Paul, Weiss in attendance to discuss the status of the negotiations with MVW and to review the terms of the merger agreement. ILG’s strategic review committee also discussed separate preliminary financial analyses prepared by each of Goldman Sachs and Moelis of the merger consideration to be paid to ILG stockholders pursuant to the merger agreement. Following that discussion, ILG’s strategic review committee determined to recommend to ILG’s Board that it continue discussions regarding the potential transaction with MVW.

On April 26, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. MVW’s Board and MVW’s management reviewed and discussed the strategic rationale for the business combination with ILG, summaries of the legal, financial and operational due diligence review of ILG, and the merger agreement and principal provisions still being negotiated. Representatives of Kirkland reviewed again with MVW’s Board their fiduciary duties in connection with the proposed business combination. Representatives of J.P. Morgan reviewed with MVW’s Board its preliminary financial analysis of the proposed transaction. Representatives of J.P. Morgan then orally reviewed J.P. Morgan’s prior fees disclosure, a written copy of which had been provided to MVW’s Board on April 20, 2018. MVW’s Board engaged in discussion throughout the meeting and, following such discussion, agreed MVW’s management should work to finalize the terms of the potential business combination with ILG.

On April 27, 2018, ILG’s Board held a telephonic meeting with representatives of ILG’s management, Goldman Sachs, Moelis and Paul, Weiss in attendance. During that meeting, a representative of Paul, Weiss reviewed and discussed the fiduciary duties applicable to the ILG directors in connection with the proposed transaction and the terms of the merger agreement. In addition, ILG’s management and representatives of Paul, Weiss, Goldman Sachs and Moelis provided updates on the status of negotiations with MVW. ILG’s Board discussed key remaining issues in the merger agreement negotiation, including efforts required to obtain regulatory approvals, as well as the termination fee payable by ILG or MVW in the event that, among other situations, ILG or MVW were to terminate the merger agreement to enter into an alternative transaction. Goldman Sachs and Moelis also each presented to ILG’s Board its preliminary financial analyses of the merger consideration. ILG’s Board also discussed certain management projections for ILG, forecasts for MVW and forecasts relating to anticipated synergies, in each case identified in “The Merger—Unaudited Prospective Financial Information—ILG Unaudited Prospective Financial Information,” and directed each of Goldman Sachs and Moelis to use these management projections and forecasts, or subsets thereof, for their respective financial analyses. For further information regarding these management projections and forecasts, please see “The Merger—Unaudited Prospective Financial Information—ILG Unaudited Prospective Financial Information.” Following that meeting, ILG’s Board also received a presentation from Ernst & Young LLP regarding the status and findings of ILG’s ongoing due diligence investigation of MVW from finance and accounting perspectives.

On April 29, 2018, ILG’s Board met via teleconference with representatives of ILG’s management, Goldman Sachs, Moelis, and Paul, Weiss in attendance. At that meeting, representatives of each of Goldman Sachs and Moelis reviewed with ILG’s Board their respective financial analyses of the merger consideration to be paid to the ILG stockholders pursuant to the merger agreement, which was consistent with the financial analyses that representatives of each of Goldman Sachs and Moelis, respectively, had presented to ILG’s Board at the meeting on April 27, 2018. Representatives of each of Goldman Sachs and Moelis then rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion from each of Goldman Sachs and Moelis, dated April 30, 2018 and April 29, 2018, respectively, to ILG’s Board to the effect that, as of the date of its written opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by each of Goldman Sachs and Moelis in preparing each of their respective written opinions, as set forth in each such opinion, the merger consideration to be paid to the ILG stockholders pursuant to the merger agreement was fair from a financial point of view to such holders (see “—Opinions of ILG’s Financial Advisors”). Representatives of Paul, Weiss reminded ILG’s Board of their fiduciary duties under applicable law and reviewed with ILG’s Board the final negotiated terms of the merger agreement, focusing on certain changes to the terms discussed at the meeting of ILG’s Board on April 27, 2018, and the voting agreement. After such review and following further discussion with representatives of Moelis, Goldman Sachs and Paul, Weiss about potential reasons for and against the proposed transaction, including ILG’s Board’s analysis of the possible alternatives to the proposed transaction, including continuing to operate as a standalone business, and the risks associated with such possible alternatives (see below under the heading “—ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board”), ILG’s Board approved the proposed transaction.

On April 29, 2018, MVW’s Board held a meeting with representatives of MVW’s management, J.P. Morgan and Kirkland in attendance. At that meeting, MVW’s management made a presentation to MVW’s Board regarding the business, financial and other aspects of the potential business combination with ILG and the outcome of management’s due diligence review of ILG. Representatives of J.P. Morgan then rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion from J.P. Morgan, dated April 29, 2018 to MVW’s Board to the effect that, as of the date of its written opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by J.P. Morgan in preparing its written opinion, as set forth in such opinion, the merger consideration to be paid by MVW in the proposed business combination with ILG was fair, from a financial point of view, to MVW (see “—Opinion of MVW’s Financial Advisor”). Representatives of Kirkland reminded MVW’s Board of their fiduciary duties under applicable law and reviewed with MVW’s Board the final negotiated terms of the merger agreement, focusing on certain changes to the terms discussed at the meeting of MVW’s Board on April 26, 2018. After such review and following further discussion with representatives of J.P. Morgan and Kirkland about potential reasons for and against the proposed transaction (see below under the heading “—MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board”), MVW’s Board approved the proposed transaction. Later that night on April 29, 2018, representatives of MVW, Kirkland and Simpson Thacher finalized the terms of the debt financing commitment papers to fund MVW’s cash portion of the merger consideration. MVW, JPMorgan Chase Bank and Bank of America, N.A. subsequently executed the debt financing commitment papers.

Following the meetings of ILG’s Board and MVW’s Board on April 29, 2018, ILG, MVW, Paul, Weiss and Kirkland finalized the terms of the merger agreement. During the early morning of April 30, 2018, ILG, MVW, Holdco, Ignite Merger Sub, Volt Corporate Merger Sub and Volt LLC Merger Sub executed and delivered the merger agreement. Simultaneously with the execution of the merger agreement, Qurate Retail, Liberty USA Holdings, LLC, MVW and ILG entered into the voting agreement, pursuant to which Qurate Retail agreed to vote all its ILG Common Stock in favor of the adoption of the merger agreement.

On the morning of April 30, 2018, prior to the opening of trading on the NYSE and NASDAQ, ILG and MVW issued a joint press release announcing the execution of the merger agreement.

ILG’s Reasons for the Combination Transactions; Recommendation of ILG’s Board

ILG’s Board, at a meeting held on April 29, 2018, unanimously:

•	approved and declared advisable the merger agreement, the Combination Transactions and all of the other transactions contemplated by the merger agreement;

•	declared that it is in the best interests of ILG and its stockholders that ILG enter into the merger agreement and consummate the Combination Transactions and all of the other transactions contemplated by the merger agreement;

•	directed that the merger agreement be submitted to a vote at a meeting of ILG stockholders; and

•	recommended that ILG stockholders vote their shares to approve the Combination Transactions contemplated by the merger agreement.

Accordingly, ILG’s Board unanimously recommends a vote “FOR” the ILG combination transactions proposal and a vote “FOR” all other proposals.

In evaluating the proposed Combination Transactions, ILG’s Board consulted with and received the advice of ILG’s outside legal and financial advisors, held discussions with ILG’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, the following:

•	the per share merger consideration, having an implied value of $36.93 per share of ILG common stock (comprised of (i) $14.75 in cash, plus (ii) 0.165 shares of MVW common stock valued at $22.18 per share of ILG common stock based on the closing price of MVW common stock on April 27, 2018), representing a premium of approximately 21.6% to the closing price for the shares of ILG common stock on February 28, 2018, the last trading day prior to ILG’s announcement of the formation of a strategic review committee and a premium of approximately 19.2% over ILG’s common stock price using the 30-day trading average price ending February 28, 2018;

•	ILG’s Board’s understanding of the business operations, financial condition, earnings and prospects of ILG, including the prospects of ILG on a standalone basis, ILG’s Board’s views of market competition and the challenges and opportunities facing the lodging and timeshare industry;

•	the fact that the per share merger consideration to be paid to ILG stockholders consisted of a significant MVW common stock component and that ILG stockholders would own approximately 43% of the equity interests of MVW’s common stock immediately following the completion of the Combination Transactions, which would give former ILG stockholders the opportunity to participate in any future earnings and growth of MVW and future appreciation in the value of MVW’s common stock following the Combination Transactions should they decide to retain the MVW common stock they would receive in the Combination Transactions;

•	that the price proposed by MVW reflected extensive negotiations between the parties and their respective advisors, and represented the highest proposal that ILG received for shares of ILG common stock after publicly announcing and undertaking a comprehensive review of ILG’s strategic alternatives, and was the highest price per share of ILG common stock to which ILG’s Board believed MVW was willing to agree;

•	the results of ILG’s due diligence investigation of MVW, which included a review of historical financial results and projections, and legal and other matters;

•	ILG’s Board’s review of MVW’s business operations, financial condition, earnings and prospects;

•	the financial profile of a combined ILG and MVW relative to that of ILG as a standalone company, with greater free cash flow as well as the synergies anticipated to be achievable through the Combination Transactions and the anticipated market capitalization, liquidity and capital structure of the combined company, including the potential capital markets benefits afforded to a larger public company;

•	the respective financial analyses reviewed and discussed with ILG’s Board by representatives of each of Goldman Sachs and Moelis as well as the separate oral opinions of each of Goldman Sachs and Moelis rendered to ILG’s Board on April 29, 2018 (which were subsequently confirmed by delivery of a separate written opinion of each of Goldman Sachs and Moelis) to the effect that, as of the date of such written opinion and based on and subject to the qualifications, limitations and assumptions set forth in those opinions, the merger consideration to be paid to ILG stockholders pursuant to the merger agreement was fair, from a financial point of view, to such stockholders;

•	the fact that the ILG Supporting Stockholders, representing approximately 13.4% of the aggregate voting power of all shares of ILG common stock, agreed to enter into a voting agreement that includes their agreement to vote in favor of the approval of the Combination Transactions and voting against an alternative acquisition proposal;

•	the fact that ILG stockholders will have statutory appraisal rights under Delaware law in connection with the Combination Transactions;

•	other opportunities for the combined company to generate additional stockholder value, including:

•	that the combined company will create a leading integrated vacation experience company, with significant scale, an expanded presence in key leisure destinations, the largest portfolio of upper-upscale and luxury brands in the industry and world-class exchange networks;

•	the position of the combined company as a leader and innovator in the vacation ownership business, with a more diversified product portfolio and significantly enhanced marketing potential to drive sales growth;

•	the potential for the combined company to realize synergies following the Combination Transactions including through operating efficiencies;

•	the elimination of uncertainty and potential conflict with respect to the planned integration of Marriott International’s Marriott Rewards and SPG Loyalty programs;

•	that the combined company, on a pro forma basis, has the ability to continue to provide strong returns to stockholders based on projected growth in adjusted EBITDA and free cash flow;

•	that the combined company expects to enhance the long-term stability of ILG’s exchange business with permanent access to MVW’s inventory; and

•	that the higher-growth vacation ownership business will become a larger part of the combined company relative to ILG’s existing exposure to the lower growth exchange and rental business;

•	the fact that the board of directors of the combined company will include two members from the existing ILG’s Board;

•	the fact that ILG stockholders will be able to either retain the stock portion of the per share merger consideration or, given the expected liquidity of the combined company’s stock, at their option, dispose of the stock portion of the per share merger consideration;

•	the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of MVW common stock which offers ILG stockholders the opportunity to benefit from any increase in the trading price of MVW common stock before the closing of the Combination Transactions;

•	the likelihood that the proposed Combination Transactions would be consummated based on, among other things:

•	the absence of a financing condition in the merger agreement and the obligation under the merger agreement of MVW to use reasonable best efforts to obtain alternative debt financing if all or any portion of the committed financing becomes unavailable for any reason;

•	the limited scope of the other conditions to closing;

•	the level of the commitments by the parties to obtain applicable regulatory approvals, which in the view of ILG’s Board after considering the advice of counsel, made it highly likely that the Combination Transactions once announced would be completed; and

•	that ILG is entitled to enforce specifically the terms of the merger agreement;

•	other terms of the merger agreement, including:

•	ILG’s ability, at any time before obtaining ILG stockholder approval and under certain circumstances, to consider and respond to an unsolicited acquisition proposal, to furnish non-

public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a proposal;

•	ILG’s Board’s ability, under certain circumstances, to withdraw, qualify or modify ILG’s Board’s recommendation to ILG stockholders that they vote in favor of the approval of the Combination Transactions contemplated by the merger agreement or to approve or recommend an alternative acquisition proposal;

•	the ability of ILG to seek damages in the event of a willful and material breach by MVW of its obligations under the merger agreement;

•	the outside date under the merger agreement of October 30, 2018 (which may be extended to January, 30, 2019 and extended further to April 30, 2019 under certain circumstances), allowing for sufficient time to complete the merger;

•	the general obligation of each of ILG and MVW to use its reasonable best efforts to consummate the Combination Transactions as promptly as reasonably practicable; and

•	ILG’s ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, provided that ILG concurrently with such termination pays to MVW a termination fee of $146,000,000;

•	ILG’s Board’s strategic alternatives review process, which included a review of a variety of possible strategic alternatives other than a sale of ILG, including the acquisition of other companies, a levered recapitalization and continuing to operate as a standalone company, and through which the parties (including both strategic and financial parties) that were believed to be the most able and willing to pay the highest price for ILG were solicited, including being given an opportunity to make offers to acquire ILG;

•	the assessment by ILG’s Board, taking into account, among other things, its review of potential strategic alternatives with the assistance of ILG’s management and ILG’s advisors, that none of these strategic alternatives were reasonably likely to present superior opportunities for ILG, or reasonably likely to create greater value for ILG stockholders, than the Combination Transactions;

•	the risk that pursuing other potential strategic alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with MVW; and

•	the expected receipt by ILG of an opinion from Paul, Weiss, tax counsel to ILG, regarding the qualification of the Combination Transactions as reorganizations within the meaning of Section 368(a) of the Code.

In the course of its deliberations, ILG’s Board also considered a variety of risks and other countervailing factors related to entering into the merger agreement, the Combination Transactions and the other transactions contemplated thereby, including but not limited to:

•	the possibility that the Combination Transactions may be delayed or not occur at all, due to a failure of one or more conditions to closing;

•	the risk that regulatory agencies may not approve the Combination Transactions or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are expected to occur in connection with the Combination Transactions;

•	the risks and costs to ILG if the Combination Transactions are delayed or do not occur at all, including the potential negative impact on ILG’s ability to retain key employees, the diversion of ILG’s management and employee attention and the potential disruptive effects on ILG’s day-to-day operations and ILG’s relationships with third parties, including its customers, vendors and partners;

•	the restrictions on the conduct of ILG’s business prior to the consummation of the Combination Transactions, which may delay or prevent ILG from undertaking business opportunities that may arise or other actions it would otherwise take with respect to ILG’s operations pending consummation of the Combination Transactions;

•	the challenges inherent in the combination of two businesses of the size and complexity of ILG and MVW, including potential risks associated with achieving anticipated synergies and successfully integrating ILG’s business, operations and workforce with those of MVW, the fact that the resulting portfolio could be challenging to maintain and grow;

•	the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of MVW common stock, meaning ILG stockholders cannot be sure at the time they vote on the Combination Transactions of the market value of the merger consideration they will receive, and the possibility that ILG stockholders could be adversely affected by a decrease in the market price of MVW common stock before the closing of the Combination Transactions;

•	the risk of incurring substantial expenses related to the Combination Transactions, including in connection with any litigation resulting from the announcement or pendency of the Combination Transactions;

•	the provisions of the merger agreement that restrict ILG’s ability to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to specified exceptions, and that require ILG to give MVW the opportunity to propose revisions to the terms of the Combination Transactions contemplated by the merger agreement before ILG would be able to terminate the merger agreement to accept a superior proposal;

•	the possibility that, if the Combination Transactions are not consummated, under certain circumstances, ILG may be required to pay to MVW a termination fee of $146,000,000, as more fully described in the section entitled “The Merger Agreement—Termination of the Merger Agreement,” which could discourage other third parties from making an alternative acquisition proposal for ILG, but which ILG’s Board believed would not be a meaningful deterrent;

•	MVW’s ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, provided that MVW concurrently with such termination pays to ILG a termination fee of $146,000,000;

•	the risk of losses or other damages resulting from the failure to obtain consent of certain licensees;

•	the potential downward pressure on the share price of MVW following the closing of the Combination Transactions that may result if ILG stockholders seek to sell a significant portion of their shares of MVW common stock after closing; and

•	the risks of the type and nature described in the section entitled “Risk Factors.”

In addition, ILG’s Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of ILG stockholders generally, including the treatment of ILG equity-based awards held by such directors and executive officers in the Combination Transactions described in the section entitled “—Interests of ILG Directors and Executive Officers in the Combination Transactions,” MVW’s agreement to indemnify ILG directors and officers against certain claims and liabilities and the fact that certain of ILG’s directors would continue to be directors on the board of directors of the combined company as described in the section entitled “The Merger Agreement—Governance.”

The foregoing discussion of the information and factors that ILG’s Board considered is not intended to be exhaustive, but rather is meant to include the material factors that ILG’s Board considered. ILG’s Board collectively reached the conclusion to approve the merger agreement, the Combination Transactions and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of ILG’s Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that ILG’s Board considered in connection with its evaluation of the Combination Transactions, ILG’s Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of ILG’s Board. Rather, in considering the various factors, individual members of ILG’s Board considered all of these factors as a whole and concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement, declare its advisability and recommend that ILG stockholders vote to approve the Combination Transactions. In considering the factors discussed above, individual directors may have given different weights to different factors and the factors are not presented in any order of priority.

Opinions of ILG’s Financial Advisors

Opinion of Goldman Sachs & Co. LLC

At a meeting of ILG’s Board, Goldman Sachs rendered to ILG’s Board its oral opinion, subsequently confirmed in writing, to the effect that, as of April 30, 2018, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration per share of $14.75 in cash and 0.165 shares of MVW common stock to be paid to the holders (other than MVW and its affiliates) of the shares of ILG common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated April 30, 2018, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of Goldman Sachs’ opinion contained in this joint proxy statement / prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of ILG’s Board in connection with its consideration of the Combination Transactions and the opinion does not constitute a recommendation as to how any ILG stockholder should vote with respect to the Combination Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to ILG stockholders and Annual Reports on Form 10-K of ILG for the five years ended December 31, 2017, and annual reports to MVW stockholders and Annual Reports on Form 10-K of MVW for the five years ended December 31, 2017;

•	certain interim reports to ILG stockholders and Quarterly Reports on Form 10-Q of ILG, and certain interim reports to MVW stockholders and Quarterly Reports on Form 10-Q of MVW;

•	certain other communications from ILG and MVW to their respective stockholders;

•	certain publicly available research analyst reports for ILG and MVW;

•	certain internal financial analyses and forecasts for MVW on a stand-alone basis prepared by its management (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as the “MVW Forecasts”); and

•

certain internal financial analyses and forecasts for ILG prepared by its management (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as the “ILG Forecasts”), MVW Forecasts as adjusted by management of ILG (which we refer to in this section “—Opinion of Goldman Sachs &

Co. LLC” as the “ILG Adjusted MVW Forecasts”), and certain financial analyses and forecasts for MVW on a pro forma basis giving effect to the Combination Transactions prepared by the management of ILG by compiling the ILG Forecasts, the ILG Adjusted MVW Forecasts and the Synergies (as defined below), in each case as approved for Goldman Sachs’ use by ILG (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as the “Pro Forma Forecasts”; we refer to the ILG Forecasts, the ILG Adjusted MVW Forecasts and the Pro Forma Forecasts collectively in this section “—Opinion of Goldman Sachs & Co. LLC” as the “Forecasts”), including certain operating synergies projected by management of MVW to result from the Combination Transactions as adjusted by management of ILG, as approved for Goldman Sachs’ use by ILG (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of ILG and MVW regarding their assessment of the strategic rationale for, and the potential benefits of, the Combination Transactions and the past and current business operations, financial condition and future prospects of MVW and with members of the senior management of ILG regarding their assessment of the past and current business operations, financial condition and future prospects of ILG; reviewed the reported price and trading activity for shares of ILG common stock and MVW common stock; compared certain financial and stock market information for ILG and MVW with similar information for certain other timeshare companies the securities of which are publicly traded; reviewed the premia paid in certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of ILG’s Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of ILG’s Board that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ILG. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of ILG or MVW or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Combination Transactions would be obtained without any adverse effect on ILG or MVW or on the expected benefits of the Combination Transactions in any way meaningful to its analysis. Goldman Sachs assumed that the Combination Transactions would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of ILG to engage in the Combination Transactions, or the relative merits of the Combination Transactions as compared to any strategic alternatives that may be available to ILG; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than MVW and its affiliates) of shares of ILG common stock, as of the date of the opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the Combination Transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the Combination Transactions, including, the fairness of the Combination Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of ILG; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of ILG, or class of such persons, in connection with the Combination Transactions, whether relative to the merger consideration to be paid to the holders (other than MVW and its affiliates) of shares of ILG common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of MVW common stock would trade at any time or as to the impact of the Combination Transactions on the solvency or viability of ILG or MVW or the ability of ILG or MVW to pay their respective obligations when they come due.

Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of ILG’s Board in connection with its consideration of the Combination Transactions and the opinion does not constitute a recommendation as to how any holder of shares of ILG common stock should vote with respect to the Combination Transactions or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses delivered by Goldman Sachs to ILG’s Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2018, the business day prior to the announcement of the transaction, and is not necessarily indicative of current market conditions.

Summary of the Merger Consideration

Goldman Sachs derived an implied value per share of $36.93 for the merger consideration to be paid for each share of ILG common stock pursuant to the merger agreement by adding (i) the cash consideration of $14.75 to (ii) an implied value of the stock consideration of $22.18, calculated by multiplying the exchange ratio of 0.165 by the closing price per share of the MVW common stock on April 27, 2018 of $134.43.

Goldman Sachs also calculated the premium represented by the implied value of $36.93 it derived for the merger consideration as compared to:

•	to the closing price of $30.36 for the shares of ILG common stock as of February 28, 2018 (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as the “Undisturbed Share Price”), the last trading day prior to ILG’s announcement of the formation of a strategic review committee;

•	the average trading price of $30.98 for the shares of ILG common stock over the 30-day period ended February 28, 2018;

•	the average price of $26.68 for the shares of ILG common stock over the 52-week period ended February 28, 2018; and

•	the 52-week high trading price of $32.77 for the shares of ILG common stock during the 52-week period ended February 28, 2018.

The following table presents a summary of the results of these calculations:

Premia
Premium to Undisturbed Share Price	21.6%
Premium to 30-Day Trading Average	19.2%
Premium to 52-Week Trading Average	38.4%
Premium to 52-Week High Price	12.7%

Goldman Sachs derived a total implied equity value for ILG of $4,691 million by multiplying the implied value per share of $36.93 it derived for the merger consideration by the total number of fully diluted outstanding shares of ILG, calculated using information provided by ILG’s management. Goldman Sachs also derived a total implied enterprise value for ILG of $5,103 million by adding to the total implied equity value the net debt (debt excluding securitized debt facilities less cash) of ILG as of March 31, 2018 of $412 million, as provided by ILG’s management.

Goldman Sachs also calculated total implied enterprise value for ILG as multiples of each of the following:

•	adjusted earnings before interest, taxes, depreciation and amortization (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as “EBITDA”) for ILG for the four quarter period ended March 31, 2018 (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as “LTM”) as provided by ILG’s management;

•	estimated 2018 adjusted EBITDA (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as 2018E Adjusted EBITDA) for ILG reflecting consensus analyst estimates as published by the Institutional Brokers’ Estimate System (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as “I/B/E/S”) as of April 27, 2018;

•	2018E Adjusted EBITDA for ILG as reflected in the ILG Forecasts;

•	estimated 2019 adjusted EBITDA (which we refer to in this section “—Opinion of Goldman Sachs & Co. LLC” as 2019E Adjusted EBITDA) for ILG reflecting consensus analyst estimates as published by I/B/E/S as of April 27, 2018; and

•	2019E Adjusted EBITDA for ILG as reflected in the ILG Forecasts.

The following table presents a summary of the results of these calculations:

Multiples
Implied LTM Adjusted EBITDA Multiple	14.5x
Implied 2018E Adjusted EBITDA Multiple (I/B/E/S)	14.0x
Implied 2018E Adjusted EBITDA Multiple (ILG Forecasts)	14.2x
Implied 2019E Adjusted EBITDA Multiple (I/B/E/S)	11.7x
Implied 2019E Adjusted EBITDA Multiple (ILG Forecasts)	12.0x

Illustrative Discounted Cash Flow Analysis—ILG Standalone

Using the ILG Forecasts, Goldman Sachs performed an illustrative discounted unlevered free cash flow analysis on ILG. Using mid-year convention and discount rates ranging from 9.5% to 11.0%, reflecting estimates of ILG’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2018 (i) estimates of the unlevered free cash flow to be generated by ILG for the period from April 1, 2018 to December 31, 2022, derived from the ILG Forecasts and (ii) a range of illustrative terminal values for ILG as of June 30, 2022, calculated by applying perpetuity growth rates ranging from 2.0% to 3.0% to an estimate of the terminal year unlevered free cash flow of ILG, derived from the ILG Forecasts (which analysis implied terminal year EBITDA multiples ranging from 7.8x to 10.9x). Goldman Sachs derived these discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the ILG Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for ILG by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for ILG net debt (debt excluding securitized debt facilities less cash) of ILG as of March 31, 2018 as provided by ILG’s management, to derive a range of illustrative equity values for ILG. Goldman Sachs divided the range of illustrative equity values by the total number of fully diluted outstanding shares of ILG, calculated using information provided by ILG’s management, to derive a range of illustrative present equity values per share for the shares of ILG common stock of $27.47 to $38.31.

Illustrative Present Value of Future Stock Price Analysis—ILG Standalone

Goldman Sachs performed an illustrative analysis of the present values per share of ILG as of March 31, 2018 based on theoretical future prices calculated by Goldman Sachs for the shares of ILG common stock. Using the ILG Forecasts, Goldman Sachs first derived a range of theoretical future enterprise values for ILG on a standalone basis as of the end of each of the calendar years 2018 through 2021, by applying illustrative one year forward enterprise values to EBITDA multiples ranging from 9.0x to 11.0x to the estimate of adjusted EBITDA for ILG for the following calendar year, as reflected in the ILG Forecasts. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average EBITDA multiples for ILG, MVW, and Wyndham Worldwide Corporation over the 1, 3 and 5-year periods ended April 27, 2018 and the average EBITDA multiple for Hilton Grand Vacations Inc. over the one-year period ended April 27, 2018. Goldman Sachs then calculated a range of hypothetical future equity values for ILG as of the end of each of the calendar years 2018 through 2021, by subtracting from the range of theoretical future enterprise values it derived for ILG the estimate of ILG’s future net debt (debt excluding securitized debt facilities less cash) as of the end of each such calendar year as reflected in the ILG Forecasts. Goldman Sachs then calculated a range of theoretical future prices per share of ILG as of the end of each of the calendar years 2018 through 2021, by dividing the range of hypothetical future equity values it derived as described above by the total number of fully diluted shares of ILG estimated to be outstanding as of the end of each such calendar year, as reflected in the ILG Forecasts. Using the year-end convention and an illustrative discount rate of 11.4%, reflecting an estimate of ILG’s cost of equity, Goldman Sachs discounted to present value as of March 31, 2018 the range of theoretical future prices per share it derived for ILG as described above to yield a range of illustrative present values per share of ILG. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then, for each of the calendar years 2018 to 2021, using the mid-year convention and same illustrative discount rate, discounted the amounts per share of the projected dividends of ILG from March 31, 2018 through and including the applicable calendar year as reflected in the ILG Forecasts to determine the present values of such projected dividends as of March 31, 2018, and added such present values of the projected dividends to the range of present values per share of ILG it derived as described above. The following table presents, with respect to each future date, the range of present values per share for the shares of ILG common stock derived from this analysis:

Future Date:	Low	High
December 31, 2018	$26.34	$32.56
December 31, 2019	$28.77	$35.12
December 31, 2020	$29.51	$35.63
December 31, 2021	$29.53	$35.27

Premia Paid Analysis

Goldman Sachs analyzed the premia paid in all acquisition transactions announced since January 1, 2013 with mixed consideration of cash and stock and with a transaction value ranging from $1 billion to $10 billion involving U.S. target companies in all industries. With respect to each of these transactions, Goldman Sachs reviewed the implied premium of the price paid in the transaction to the closing stock price of the target company on the last day prior to the announcement of the transaction as published by Thomson Reuters. The following table presents the results of this review:

Percentile	Premium
25th Percentile	13.0%
Median	25.0%
75th Percentile	34.1%

Based on its review of the implied premia for the selected transactions and its professional judgment and experience, Goldman Sachs applied a reference range of illustrative premiums of 13.0% to 34.1% to the

Undisturbed Share Price of $30.36 for the ILG common stock as of February 28, 2018. This analysis resulted in a range of implied values of $34.31 to $40.71 per share of ILG common stock.

Illustrative Discounted Cash Flow Analysis—Pro Forma Combined Company; Implied Premium

Using the Pro Forma Forecasts (including the Synergies), Goldman Sachs performed an illustrative discounted unlevered free cash flow analysis for the combined company on a pro forma basis. Using mid-year convention and discount rates ranging from 10.0% to 11.5%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2018 (i) estimates of the unlevered free cash flow to be generated by the pro forma combined company for the period from April 1, 2018 to December 31, 2022, derived from the Pro Forma Forecasts and (ii) a range of illustrative terminal values for the pro forma combined company as of June 30, 2022, calculated by applying perpetuity growth rates ranging from 2.0% to 3.0% to the estimate of the terminal year unlevered free cash flow of the pro forma combined company, derived from the Pro Forma Forecasts (which analysis implied terminal year EBITDA multiples ranging from 7.3x to 9.8x). Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pro Forma Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company pro forma net debt (debt excluding warehouse and securitized debt facilities less cash) of $2,433 million for the pro forma combined company as of March 31, 2018 as provided by ILG’s and MVW’s managements, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs divided the range of illustrative equity values by the total number of fully diluted outstanding shares of the pro forma combined company, calculated using information provided by managements of ILG and MVW, to derive a range of illustrative present equity values per share for the shares of pro forma combined company common stock of $95.98 to $142.78.

Goldman Sachs then multiplied the range of illustrative present equity values it derived for the shares of the pro forma combined company’s common stock by the exchange ratio of 0.165 shares of MVW common stock to be paid for each share of ILG common stock pursuant to the merger agreement, and added the result to the $14.75 in per share cash consideration to be paid to holders of ILG common stock pursuant to the merger agreement. This analysis resulted in a range of illustrative present values for the merger consideration to be paid for the shares of ILG common stock pursuant to the merger agreement of $30.59 to $38.31. The premium represented by the implied present values of the merger consideration as compared to the illustrative present equity values per share of ILG common stock derived as described above under “Illustrative Discounted Cash Flow Analysis—ILG Standalone” ranged from (0.0)% to 11.3%.

Illustrative Present Value of Future Stock Price Analysis—Pro Forma Combined Company; Implied Premium

Goldman Sachs performed an illustrative analysis of the implied present values per share of the pro forma combined company as of March 31, 2018 based on theoretical future prices calculated by Goldman Sachs for the shares of the pro forma combined company common stock. Using the Pro Forma Forecasts (including the Synergies) Goldman Sachs first derived a range of theoretical future enterprise values for the pro forma combined company as of the end of each of the calendar years 2018 through 2021, by applying illustrative one year forward enterprise value to EBITDA multiples ranging from 9.0x to 11.0x to the estimate of adjusted EBITDA for the pro forma combined company for the following calendar year, as reflected in the Pro Forma Forecasts. These illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average EBITDA multiples for ILG, MVW, Wyndham Worldwide

Corporation over the 1, 3 and 5-year periods ended April 27, 2018 and the average EBITDA multiple for Hilton Grand Vacations Inc. over the one-year period ended April 27, 2018. Goldman Sachs calculated a range of theoretical future equity values for the pro forma combined company as of the end of each of the calendar years 2018 through 2021, by subtracting from the range of theoretical future enterprise values it derived for the pro forma combined company the estimate of the pro forma combined company’s future net debt (debt excluding warehouse and securitized debt facilities less cash) as of the end of each such calendar year, as reflected in the Pro Forma Forecasts. Goldman Sachs then calculated a range of theoretical future prices per share of the pro forma combined company as of the end of each of the calendar years 2018 through 2021, by dividing the range of theoretical future equity values it derived as described above by the total number of fully diluted shares of the pro forma combined company estimated to be outstanding as of the end of each such calendar year, as reflected in the Pro Forma Forecasts. Using the year-end convention and an illustrative discount rate of 12.0%, reflecting an estimate of the pro forma combined company’s cost of equity, Goldman Sachs discounted to present value as of March 31, 2018 the range of theoretical future prices per share it derived for the pro forma combined company as described above to yield a range of illustrative present values per share of the pro forma combined company. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then, for each of the calendar years 2018 to 2021, using the mid-year convention and same illustrative discount rate, discounted the amounts per share of the projected dividends of the pro forma combined company from March 31, 2018 through and including the applicable calendar year, as reflected in the Pro Forma Forecasts, to determine the implied present values of such projected dividends as of March 31, 2018, and added such implied present values of the projected dividends to the range of present values per share of the pro forma combined company it derived as described above. The following table presents, with respect each future date, the range of present values per share for the shares of pro forma combined company common stock derived from this analysis.

Future Date:	Low	High
December 31, 2018	$ 98.49	$128.28
December 31, 2019	$113.71	$144.33
December 31, 2020	$119.54	$149.31
December 31, 2021	$120.00	$147.65

Goldman Sachs then multiplied the range of present values it derived for the shares of the pro forma combined company’s common stock by the exchange ratio of 0.165 shares of MVW common stock to be paid for each share of ILG common stock pursuant to the merger agreement, and added the product of that calculation to the $14.75 in per share cash consideration to be paid to holders of ILG common stock pursuant to the merger agreement. The following table presents the range of present values for the merger consideration to be paid for the shares of ILG common stock pursuant to the merger agreement derived from this analysis:

Future Date:	Low	High
December 31, 2018	$31.00	$35.92
December 31, 2019	$33.51	$38.57
December 31, 2020	$34.47	$39.39
December 31, 2021	$34.55	$39.11

The premium represented by the present values of the merger consideration as compared to the present values per share of ILG common stock derived as described above under “Illustrative Present Value of Future Stock Price Analysis—ILG Standalone” ranged from 9.8% to 17.7%.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to ILG or the Combination Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to ILG’s Board as to the fairness from a financial point of view to the holders (other than MVW and its affiliates) of shares of ILG common stock, as of the date of the opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of ILG, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between ILG and MVW and was approved by ILG’s Board. Goldman Sachs provided advice to ILG during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to ILG or ILG’s Board or that any specific amount of consideration constituted the only appropriate consideration for the Combination Transactions.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by ILG’s Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to ILG’s Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement / prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of ILG, MVW, any of their respective affiliates and third parties, including Qurate Retail, which is a significant stockholder of ILG, and related entities of a significant stockholder of Qurate Retail, or any currency or commodity that may be involved in the Combination Transactions. Goldman Sachs has acted as financial advisor to ILG in connection with, and has participated in certain of the negotiations leading to, the Combination Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to Qurate Retail and/or related entities of a significant stockholder of Qurate Retail from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Liberty Global plc, which shares a significant stockholder with Qurate Retail, in connection with its acquisition of Cable & Wireless Communications Plc in May 2016; as placement agent with respect to a private offering of 1.75% exchangeable senior debentures due 2046 (aggregate principal amount of $750,000,000) by Qurate Retail in August 2016; as bookrunner with respect to a public offering by Ziggo Group Holding B.V., a subsidiary of Liberty Global plc, of its 6.000% senior notes due 2027 (aggregate principal amount of $625,000,000), its 5.500% senior secured notes due 2027 (aggregate principal amount of $2,000,000,000) and its 4.250% senior secured notes due 2027 (aggregate principal amount of €775,000,000) in September 2016; as a joint bookrunner in connection with the initial public offering of 30,026,635 American Depository Shares, representing 30,026,635 Class A shares, of Trivago N.V., which is a subsidiary of Expedia, Inc. (an indirectly related entity of a significant stockholder of Qurate Retail), in December 2016; as bookrunner in connection with a convertible financing (aggregate principal amount of $300,000,000) for LendingTree, Inc. (an indirectly related entity of a significant stockholder of Qurate Retail), in May 2017; as bookrunner with respect to a public offering by Sirius XM Holdings Inc., a subsidiary of

Liberty Media Corporation, which shares a significant stockholder with Qurate Retail, of its 5.000% senior notes due 2027 (aggregate principal amount of $1,250,000,000) and its 3.875% senior notes due 2022 (aggregate principal amount of $750,000,000) in June 2017; and as bookrunner with respect to a public offering by Sirius XM Holdings Inc. of its 5.000% senior notes due 2027 (aggregate principal amount of $250,000,000) and its 3.875% senior notes due 2022 (aggregate principal amount of $250,000,000) in August 2017. During the two year period ended April 30, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Qurate Retail and/or affiliates and related entities of a significant stockholder of Qurate Retail of approximately $65,930,913. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to ILG, MVW, Qurate Retail and their respective affiliates and related entities for which Goldman Sachs’ Investment Banking Division may receive compensation.

ILG’s Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Combination Transactions. Pursuant to the engagement letter dated November 13, 2017, Goldman Sachs was engaged to act as financial advisor to ILG and ILG’s Board in connection with the Combination Transactions. The engagement letter provides for a transaction fee of $15,000,000, all of which is contingent upon consummation of the Combination Transactions. ILG may also pay Goldman Sachs, at its sole discretion, an additional discretionary fee of up to $5,000,000 upon completion of the Combination Transactions. In addition, ILG agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Moelis & Company LLC

At the meeting of ILG’s Board on April 29, 2018 to evaluate the Combination Transactions, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated April 29, 2018, addressed to ILG’s Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the merger consideration to be received in the Combination Transactions by holders of ILG common stock is fair, from a financial point of view, to such holders.

The full text of Moelis’ written opinion dated April 29, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion was provided for the use and benefit of ILG’s Board (solely in its capacity as such) in its evaluation of the Combination Transactions. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the merger consideration and does not address ILG’s underlying business decision to effect the Combination Transactions or the relative merits of the Combination Transactions as compared to any alternative business strategies or transactions that might be available to ILG. Moelis’ opinion does not constitute a recommendation as to how any stockholder of ILG should vote or act with respect to the Combination Transactions or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to ILG and MVW;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of ILG furnished to Moelis by ILG, including financial forecasts provided to or discussed with Moelis by management of ILG;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of MVW furnished to Moelis by MVW, including financial forecasts provided to or discussed with us by management of MVW;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of MVW furnished to Moelis by ILG, including financial forecasts provided to or discussed with management of ILG;

•	reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Combination Transactions (which we refer to in this section “—Opinion of Moelis & Company LLC” as the “Expected Synergies”) and certain other pro forma financial effects of the Combination Transactions furnished to Moelis by managements of each of ILG and MVW;

•	conducted discussions with members of senior managements and representatives of ILG and MVW concerning the publicly available and internal information described in the foregoing, as well as the business and prospects of ILG and MVW generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft of the merger agreement;

•	participated in certain discussions and negotiations among representatives of ILG and MVW and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis with the consent of ILG’s Board, relied on the information supplied to, discussed with or reviewed by it for the purpose of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of any such information. With the consent of ILG’s Board, Moelis relied upon, without independent verification, the assessment of ILG and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information provided to Moelis by management of ILG relating to ILG and MVW, Expected Synergies and other pro forma financial effects referred to above, Moelis assumed, at the direction of ILG’s Board, that such financial forecasts and other information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of ILG as to the future performance of ILG and MVW, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. Moelis also assumed, at the direction of ILG’s Board, that the future financial results (including Expected Synergies) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with the consent of ILG’s Board, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of ILG or MVW, nor was Moelis furnished with any such evaluation or appraisal.

Moelis’ opinion did not address ILG’s underlying business decision to effect the Combination Transactions or the relative merits of the Combination Transactions as compared to any alternative business strategies or transactions that might be available to ILG and did not address any legal, regulatory, tax or accounting matters. At the direction of ILG’s Board, Moelis was not asked to, nor did it, offer any opinion as to any terms of the merger agreement or any aspect or implication of the Combination Transactions, except for the fairness of the merger consideration from a financial point of view to the holders of ILG common stock. With the consent of ILG’s Board, Moelis expressed no opinion as to what the value of MVW common stock actually would be when issued pursuant to the Combination Transactions or the prices at which ILG common stock or MVW common stock may trade at any time. In rendering its opinion, Moelis assumed, with the consent of ILG’s Board, that the final executed form of the merger agreement would not differ in any material respect from the draft that Moelis reviewed, that the Combination Transactions would be consummated in accordance with its terms without any waiver or modification that could be material to Moelis’ analysis, and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis expressed no views as to whether any holders of ILG common stock that are parties to any voting agreements relating to the Combination Transactions may be entitled to any additional consideration in connection with the Combination Transactions. Moelis assumed, with the consent of ILG’s Board, that all governmental, regulatory or other consents or approvals necessary for the completion of the Combination Transactions will be obtained, except to the extent that could not be material to Moelis’ analysis. Except as described in this summary, ILG and ILG’s Board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update the opinion for developments after the date of the opinion.

Moelis’ opinion did not address the fairness of the Combination Transactions or any aspect or implication of the Combination Transactions to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of ILG, other than the fairness of the merger consideration from a financial point of view to the holders of ILG common stock. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Combination Transactions, or any class of such persons, relative to the merger consideration or otherwise.

The following is a summary of the material financial analyses presented by Moelis to ILG’s Board at its meeting held on April 29, 2018, in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Unless the context indicates otherwise, for purposes of, among other things, deriving per share implied equity values from implied enterprise values as more fully described below, Moelis calculated (a) enterprise values for (i) ILG based on debt (less cash and cash equivalents) (“net debt”) as of March 31, 2018 in the aggregate of $412 million, and (ii) MVW based on net debt as of March 31, 2018 in the aggregate of $(23) million, and (b) per share amounts for (i) ILG based on diluted shares outstanding as of April 27, 2018, using the treasury stock method, and (ii) MVW based on diluted shares outstanding as of April 26, 2018, using the treasury stock method. All such information for ILG was provided by management of ILG and all such information for MVW was provided by management of MVW.

Financial Analyses of ILG

For purposes of the financial analyses described in this section “—Opinion of Moelis & Company LLC”, the term “implied merger consideration” refers to the implied value of the per share consideration provided for in the Combination Transactions of $36.93 consisting of the cash portion of the consideration of $14.75 and the implied value of the stock portion of the consideration of 0.165 shares of MVW common stock based on MVW’s closing stock price of $134.43 per share on April 27, 2018.

Selected Public Companies Analysis. Moelis reviewed financial and stock market information of U.S. publicly traded vacation ownership companies. Moelis reviewed the enterprise value (“Enterprise Value”) of each of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on April 27, 2018, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, net debt, plus, where applicable, book value of non-controlling interests) as a multiple of estimated Adjusted EBITDA (defined in this section “—Opinion of Moelis & Company LLC” as earnings before interest, taxes, depreciation and amortization expense, adjusted for certain non-cash and one-time or non-recurring items) for the calendar years 2018 and 2019 (referred to as CY2018 and CY2019). Moelis also reviewed corresponding information for ILG based on (i) ILG’s closing stock price on February 28, 2018, the last trading day prior to disclosure that ILG had established a strategic review committee of the ILG’s Board and that discussions with multiple parties regarding potential strategic transactions were ongoing (the “Unaffected Stock Price Date”), (ii) ILG’s closing stock price on April 27, 2018, and (iii) the implied merger consideration. Financial data for the selected companies, as well as ILG (except as noted in the table below), was based on publicly available median consensus research analysts’ estimates (except with respect to Bluegreen Vacations Corporation (“Bluegreen”), which was based on the mean of the two publicly available research analysts’ estimates), public filings and other publicly available information. In the case of each of ILG and MVW, Moelis reviewed both (a) median consensus research analyst estimates, which reflected the CY2018 impact of 2017 hurricanes on certain of the companies’ respective properties, and (b) such analyst estimates as adjusted for CY2018 to exclude such impact, as estimated by the respective managements of ILG and MVW.

The results of this analysis are summarized in the following table(1):

Enterprise Value / Adjusted EBITDA
Selected Companies	CY2018	CY2019
MVW (w/ hurricane impact)	11.4x	10.1x
MVW (w/o hurricane impact)	11.2x	NA
Bluegreen Vacations Corporation(2)	11.2x	10.3x
Hilton Grand Vacations Inc.(3)	9.4x	9.1x
Wyndham Worldwide Corporation(4)	10.8x	10.0x

Mean (w/ hurricane impact)	10.7x	9.9x
Mean (w/o hurricane impact)	10.6x	NA
Median (w/ hurricane impact)	11.0x	10.0x
Median (w/o hurricane impact)	11.0x	NA

ILG at Unaffected Stock Price Date(5)	11.2x	9.6x
ILG at April 27, 2018 (w/ hurricane impact)	12.6x	10.5x
ILG at April 27, 2018 (w/o hurricane impact)	11.8x	NA
ILG at Implied Merger Consideration (w/ hurricane impact)(6)	14.0x	11.7x
ILG at Implied Merger Consideration (w/o hurricane impact)(6)	13.2x	NA

(1)	“NA” indicates information not publicly available.
(2)	Enterprise Value is pro forma for the acquisition of The Éilan Hotel and Spa.
(3)	Pro forma for repurchase of approximately 2.5 million shares directly from selling stockholder.
(4)	Pro forma for acquisition of La Quinta Holdings and sale of European Vacation Rentals business.
(5)	Reflects consensus research analyst estimates published as of the Unaffected Stock Price Date.
(6)	Enterprise Values calculated using net debt as of March 31, 2018; not most recently reported quarter end.

In reviewing the characteristics of the selected public companies for purposes of determining reference ranges, Moelis noted that (i) ILG’s external exchange business comprises a significant portion of its Adjusted EBITDA, (ii) of the selected public companies, only Wyndham Worldwide Corporation (which we refer to in this section “—Opinion of Moelis & Company LLC” as “Wyndham”) has a sizeable external exchange business, but Wyndham also owns a sizeable hotel franchising/management business which it intends to spin off during 2018, and to which research analysts have generally ascribed higher EBITDA multiples (relative to its vacation ownership and external exchange business), (iii) Hilton Grand Vacations Inc. (which we refer to in this section “—Opinion of Moelis & Company LLC” as “HGV”) and MVW are pure-play vacation ownership companies (i.e., they have no external exchange or other businesses), (iv) ILG’s vacation ownership business is similar to HGV and MVW in that each acts as a developer and marketer of upscale timeshare products affiliated with well-

known global hospitality brands, (v) HGV, MVW and ILG have generally similar near-term growth profiles, (vi) Bluegreen recently completed its IPO (November 17, 2017) and currently has a limited public equity float, and (vii) relative to ILG and the other selected public companies, Bluegreen has less scale and no affiliation with leading hospitality brands and targets a middle income demographic.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 9.50x to 11.50x Enterprise Value / Adjusted EBITDA for CY2018, and (ii) 9.25x to 10.50x Enterprise Value / Adjusted EBITDA for CY2019, which selected ranges generally reflected the full range of trading multiples for the selected public companies as of April 27, 2018 (including MVW adjusted to exclude the estimated hurricane impact). Moelis then applied such multiple ranges to corresponding financial data for ILG (based on 2018 and 2019 Adjusted EBITDA estimates for ILG provided by management of ILG, adjusted to exclude the estimated hurricane impact, as provided by management of ILG). Moelis then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for ILG, as compared to the implied merger consideration:

Implied Per Share Reference Ranges Based On:		Implied Merger Consideration
Adjusted CY2018 EBITDA	Adjusted CY2019 EBITDA
$25.44 — $31.48	$28.47 — $32.76	$36.93

Selected Precedent Transactions Analysis. Moelis reviewed financial information of certain selected transactions in the vacation ownership industry announced since January 1, 2012 involving target companies of scale. Moelis reviewed implied transaction values of the selected transactions as a multiple, to the extent information was publicly available, of Adjusted EBITDA for the latest twelve-month period (“LTM”) for which financial information was publicly available immediately preceding announcement of the relevant transaction. Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction (unless otherwise noted below) and, in certain instances, an estimated fiscal year ending subsequent to the transaction announcement date was used if no LTM financial data was available. Implied transaction values were calculated based on the Enterprise Values implied for the target companies using the implied purchase prices paid for the common equity of the target companies.

The results of this analysis are summarized in the following table:

Announcement Date	Target	Acquiror	Transaction Value / LTM EBITDA
June 29, 2016	Diamond Resorts International, Inc.	Apollo Global Management LLC	6.9x	(1)
November 25, 2015	Intrawest Resorts Club Group	Diamond Resorts International, Inc.	10.8x	(2)
October 28, 2015	Vistana Signature Experiences, Inc.	ILG	11.2x	(3)
August 17, 2015	Gold Key Resorts	Diamond Resorts International, Inc.	NA
May 20, 2015	Silverleaf Resorts, Inc.	Orange Lake Holdings LLP	NA
May 7, 2014	Hyatt Residential Group	ILG	NA
September 14, 2012	Shell Vacations LLC	Wyndham Worldwide Corporation	NA

(1)	EBITDA, as defined by Diamond Resorts International, Inc., was adjusted to deduct vacation ownership cost of sales consistent with other public companies in industry.
(2)	Based on fiscal year ended June 30, 2015 EBITDA as subsequently disclosed by parent company, Intrawest Resorts Holdings, Inc.

(3)	Transaction Value based on ILG common stock 20-day volume weighted average price as of announcement date; multiple based on fiscal year ended December 31, 2015 estimated Adjusted EBITDA as subsequently disclosed by ILG.

In reviewing the characteristics of the selected precedent transactions for purposes of determining a reference range, Moelis noted that (i) there was a limited set of precedent transactions involving vacation ownership company targets of scale, (ii) it considered the ILG/Vistana Merger to be the high end of any possible reference range in light of it representing a significant portion of ILG’s current business, but also recognizing that Vistana was a pure-play vacation ownership business, and (iii) it considered a premium to the multiple implied by the Diamond Resorts International, Inc. sale to be the low end of any possible reference range in light of its having (a) significantly less scale than ILG, (b) no “branded” vacation ownership business, and (c) a vacation ownership inventory model focused on repurchases from existing owners. Moelis also noted that all of the data underlying the selected precedent transactions pre-dated the federal tax legislation enacted in December 2017.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of 8.50x to 11.00x LTM Adjusted EBITDA. Moelis then applied such multiple range to the Adjusted EBITDA for ILG (adjusted to exclude the estimated hurricane impact, as provided by management of ILG) for the LTM period ended March 31, 2018. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for ILG, as compared to the implied merger consideration:

Implied Per Share Reference Range	Implied Merger Consideration
$21.29 — $28.50	$36.93

Discounted Cash Flow Analysis. Moelis performed a discounted cash flow (“DCF”) analysis of ILG using financial forecasts and other information and data provided by management of ILG for the period beginning with the last three quarters of 2018 through the year ending 2022 to calculate the present value as of March 31, 2018 of the estimated future unlevered free cash flows projected to be generated by ILG. Unlevered free cash flow estimates for the last three quarters of 2018 were based on estimated full year 2018 forecasts provided by management of ILG, adjusted to reflect first quarter 2018 actual results. In performing the DCF analysis of ILG, Moelis (a) (i) treated ILG’s management’s estimates for stock-based compensation as a cash expense and (ii) used ILG’s management’s estimated cash tax rates, which reflected ILG’s management’s estimates of the impact of the federal tax legislation enacted in December, 2017, and (b) used a range of discount rates of 9.50% to 11.0% based on an estimate of ILG’s weighted average cost of capital (“WACC”). The estimated WACC range was derived using the capital asset pricing model (“CAPM”) (taking into consideration capitalization and market data for ILG, MVW and the other selected public companies referred to above), including a size premium. Moelis noted that stock price performance data underlying the WACC calculations was primarily based on data prior to the enactment of federal tax legislation in December, 2017. In performing the DCF analysis of ILG, Moelis used a range of estimated terminal values derived by applying a range of multiples of 8.50x to 10.00x to ILG’s estimated Adjusted EBITDA for 2022. The selected range of terminal multiples reflected ILG’s approximate recent (one-year average) Adjusted EBITDA trading multiples, at the high end, and its approximate two and five year average trading multiples at the low end (in all cases, as of the Unaffected Stock Price Date) (Moelis noted that the perpetuity growth rate ranges implied by the selected discount rates and terminal multiples ranged from 1.1% to 3.7%). Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for ILG, as compared to the implied merger consideration:

Implied Per Share Reference Range	Implied Merger Consideration
$27.69 — $33.62	$36.93

Financial Analyses of MVW

Selected Public Companies Analysis. Moelis reviewed financial and stock market information of the selected vacation ownership companies referred to and summarized above under the heading “Financial Analyses of ILG – Selected Public Companies Analysis”, including such information for ILG and MVW. In reviewing the characteristics of the selected public companies for purposes of determining reference ranges, Moelis noted that: (i) ILG and MVW have generally similar near-term growth, scale and business profiles, and (ii) MVW, however, has superior longer-term growth prospects in light of its pure-play vacation ownership business (as compared to ILG’s business mix which includes the slower growth external exchange business).

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of (i) 9.75x to 11.75x Enterprise Value / Adjusted EBITDA for CY2018, and (ii) 9.50x to 10.75x Enterprise Value / Adjusted EBITDA for CY2019, which selected ranges were 0.25x higher than the ranges selected with respect to ILG, for the reasons noted above. Moelis then applied such multiple ranges to corresponding financial data for MVW (based on 2018 and 2019 Adjusted EBITDA estimates for MVW provided by management of ILG, adjusted to exclude the estimated hurricane impact, as provided by management of MVW). Moelis then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for MVW, as compared to MVW’s closing stock price on April 27, 2018:

Implied Per Share Reference Ranges Based On:		MVW’s Closing Stock Price on April 27, 2018
Adjusted CY2018 EBITDA	Adjusted CY2019 EBITDA
$112.70 — $135.37	$121.74 — $137.47	$134.43

Selected Precedent Transactions Analysis. Moelis reviewed the financial information of the selected transactions referred to and summarized above under the heading “Financial Analyses of ILG—Selected Precedent Transactions Analysis.” In reviewing the characteristics of the selected precedent transactions for purposes of determining a reference range, Moelis noted that it considered (i) the factors set forth above under “Financial Analyses of ILG—Selected Precedent Transactions Analysis”, (ii) the business mix considerations set forth above under “Financial Analyses of MVW—Selected Public Companies Analysis”, and (iii) the Vistana sale to be the most relevant at the high end because of its similar business mix characteristics to that of MVW, both of which are pure-play vacation ownership businesses of scale.

Based on the foregoing and using its professional judgment, Moelis selected reference range multiples of 8.75x to 11.25x LTM Adjusted EBITDA, which selected range was 0.25x higher than the range selected with respect to ILG, for the reasons noted above. Moelis then applied such multiple range to the Adjusted EBITDA for MVW (adjusted to exclude the estimated hurricane impact, as provided by management of MVW) for the LTM period ended March 31, 2018. Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for MVW, as compared to MVW’s closing stock price on April 27, 2018:

Implied Per Share Reference Range	MVW’s Closing Stock Price on April 27, 2018
$94.75 — $121.19	$134.43

Discounted Cash Flow Analysis. Moelis performed a DCF analysis of MVW using financial forecasts and other information and data provided by management of MVW, as adjusted by management of ILG, for the period beginning with the last three quarters of 2018 through the year ending 2022 to calculate the present value as of March 31, 2018 of the estimated future unlevered free cash flows projected to be generated by MVW. Unlevered free cash flow estimates for the last three quarters of 2018 were based on estimated full year 2018 forecasts provided by management of ILG, adjusted to reflect first quarter 2018 actual results. In performing the DCF analysis of MVW, Moelis (a) (i) treated MVW’s management’s estimates for stock-based compensation as a cash expense and (ii) used MVW’s management’s estimated cash tax rates, which reflected MVW’s management’s estimates of the impact of the federal tax legislation enacted in December, 2017, and (b) used a range of discount rates of 9.50% to 11.0% based on an estimate of MVW’s WACC. The estimated WACC range was derived using the CAPM (taking into consideration capitalization and market data for ILG, MVW and the other selected public companies referred to above), including a size premium. Moelis noted that the stock price performance data underlying the WACC calculations was primarily based on data prior to the enactment of federal tax legislation in December, 2017. In performing the DCF analysis of MVW, Moelis used a range of estimated terminal values derived by applying a range of multiples of 8.75x to 10.25x to MVW’s estimated Adjusted EBITDA for 2022, which selected range was 0.25x higher than the range selected with respect to ILG. The selected range of terminal multiples reflected (i) MVW common stock having traded at premiums to ILG common stock on an Enterprise Value / NTM Adjusted EBITDA basis over their respective one- and two-year averages (through the Unaffected Stock Price Date with respect to ILG) by approximately 0.8x and 0.7x, respectively, and (ii) the expectation that longer-term EBITDA growth of MVW, as compared to that of ILG, will be higher in light of the expected decelerating growth of ILG’s external exchange business as compared to MVW’s pure-play vacation ownership business (Moelis noted that the perpetuity growth rate ranges implied by the selected discount rates and terminal multiples ranged from 1.8% to 4.2%). Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference range for MVW, as compared to MVW’s closing stock price on April 27, 2018:

Implied Per Share Reference Range	MVW’s Closing Stock Price on April 27, 2018
$126.56 — $149.24	$134.43

Pro Forma Discounted Cash Flow Analysis. Moelis performed a DCF analysis of MVW pro forma for the Combination Transactions (which we refer to in this section “—Opinion of Moelis & Company LLC” as “pro forma MVW”) using financial forecasts and other information and data for each of ILG and MVW (for the periods indicated) as described above. The pro forma DCF analysis reflected (i) the stand alone DCF Enterprise Values derived for each of ILG and MVW as described above under “Financial Analyses of ILG – Discounted Cash Flow Analysis” and “Financial Analyses of MVW – Discounted Cash Flow Analysis”, plus (ii) the present value of (a) the $50 million of Expected Synergies projected by management of ILG to be achieved over three years, beginning in CY2019, at rates of approximately 25%, 50% and 100% during calendar years 2019, 2020 and 2021, respectively, and (b) a range of terminal multiples for the run rate Expected Synergies derived from a blended terminal multiple weighted in proportion to the relative contribution of each of ILG and MVW to pro forma MVW’s estimated Adjusted EBITDA for 2022. In addition, Moelis assumed, for purposes of the pro forma DCF analysis, that there would be no changes to ILG’s current licensing arrangements with third-party branded vacation ownership properties of ILG, including the current arrangement related to the Hyatt-branded properties (Moelis noted that ILG’s management indicated that it did not believe it would be meaningful to forecast any scenarios regarding potential changes to any such licensing arrangements). Moelis then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above, after additionally adjusting for (i) additional indebtedness equal to the estimated cash consideration to be paid in the Combination Transactions, together with estimated Combination Transactions related fees and expenses of $171 million, as provided by management of MVW, and (ii) the estimated number of shares of MVW common stock to be issued as stock consideration in the Combination Transactions. This analysis indicated the following implied per share reference ranges for the merger consideration per share of ILG common stock (i.e., $14.75 in cash, together with the implied per share value of 0.165 shares of pro forma MVW common stock), both with and without the benefit of the $50 million of Expected Synergies, as well as the percentage change in value as compared to the per share values derived in the stand-alone DCF analysis for ILG described above.

Estimated Synergies	Implied Pro Forma Merger Consideration Per Share Reference Range	Percentage Change Vs. Stand-Alone ILG DCF
$0	$31.63 — $36.33	8.1% — 14.2%
$50 million	$32.76 — $37.70	12.1% — 18.3%

Other Information

Moelis also noted for ILG’s Board the following analyses that were not considered part of Moelis’ financial analyses with respect to its opinion but were referenced for informational purposes:

Historical Exchange Ratio Analysis. Moelis reviewed, for illustrative purposes, the ratio of the volume weighted average price (“VWAP”) per share of ILG common stock to the VWAP per share of MVW common stock for certain periods over the prior three years. For each of the periods set forth in the table below, each such period ending April 27, 2018 for MVW and the Unaffected Stock Price Date for ILG, Moelis compared the implied exchange ratio based on such VWAPs to the implied exchange ratio calculated by dividing the implied merger consideration amount of $36.93 by the closing price of MVW common stock on April 27, 2018 of $134.43. In each case, Moelis also compared the implied ownership percentage of holders of ILG common stock in pro forma MVW based on such implied exchange ratios derived from the VWAPs over the applicable period to the implied ownership percentage of holders of ILG common stock in pro forma MVW (excluding the cash consideration).

The results of this analysis are summarized in the following table:

	ILG	MVW	Implied Exchange Ratio	Implied ILG Stockholder Ownership
Recent Trading Price	$30.36 (February 28, 2018)	$134.43 (April 27, 2018)	0.226x	50.9%
30-Trading Day VWAP	$30.97	$131.26	0.236x	52.0%
90-Trading Day VWAP	$29.59	$137.47	0.215x	49.7%
1-Year VWAP	$26.64	$127.35	0.209x	49.0%
VWAP Since ILG/Vistana Merger Announcement (October 28, 2015)	$20.55	$93.96	0.219x	50.1%
2-Year VWAP	$21.56	$102.51	0.210x	49.1%
3-Year VWAP	$21.09	$91.63	0.230x	51.3%
Combination Transactions	$36.93	$134.43	0.275x	43.1%(1)

(1)	Percentage reflects only stock component of merger consideration; does not include cash portion of merger consideration.

Pro Forma Accretion/Dilution Analysis. Moelis derived, for illustrative purposes, theoretical pro forma MVW stock prices by applying a range of potential trading multiples to the sum of each company’s CY2018 and CY2019 median consensus research analysts’ estimated Adjusted EBITDA (adjusted to exclude any hurricane impact, as per the respective managements of each of ILG and MVW) plus the potential run-rate Expected Synergies of $50 million, as estimated by management of ILG. Moelis selected ranges of potential trading multiples for pro forma MVW of (i) 10.7x to 11.7x for CY2018 Adjusted EBITDA, and (ii) 9.6x to 10.6x for CY2019 Adjusted EBITDA. The midpoints of each selected range reflected the approximate trading multiples for MVW common stock as of April 27, 2018. Moelis then derived implied per share reference ranges of theoretical pro forma MVW common stock prices from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above, after additionally adjusting for (i) additional indebtedness equal to the estimated cash consideration to be paid in the Combination Transactions, together with estimated Combination Transactions related fees and expenses of $171 million, as provided by management of MVW, and (ii) the estimated number of shares of MVW common stock to be issued as stock consideration in the Combination Transactions. Moelis then calculated reference ranges for the pro forma theoretical value of the merger consideration per share of ILG common stock (i.e., $14.75 per share in cash, plus the theoretical value of 0.165 shares of pro forma MVW common stock implied by the pro forma analysis), based on both achievement of the $50 million of Expected Synergies, as well as before the impact of any Expected Synergies, and compared such theoretical implied merger consideration reference range values to the closing price of ILG common stock on the Unaffected Stock Price Date.

The results of this analysis are summarized in the following table:

Estimated Synergies	CY2018 Pro Forma MVW Stock Price Accretion/(Dilution)
$0	(21.1)% — (10.2)%
$50 million	(13.0)% — (1.3)%

Estimated Synergies	CY2018 Pro Forma Implied Merger Consideration Per Share Premium
$0	6.2% — 14.2%
$50 million	12.2% — 20.7%

Estimated Synergies	CY2019 Pro Forma MVW Stock Price Accretion/(Dilution)
$0	(19.2)% — (6.9)%
$50 million	(11.8)% — (1.2)%

Estimated Synergies	CY2019 Pro Forma Implied Merger Consideration Per Share Premium
$0	7.6% — 16.6%
$50 million	13.0% — 22.6%

Moelis further noted for ILG’s Board the following additional factors that were not considered part of Moelis’ financial analyses with respect to its opinion, but were referenced for informational purposes:

•	the historical closing trading prices for ILG common stock during the 52-week period ended February 28, 2018 (the Unaffected Stock Price Date), which reflected low and high stock prices during such period of $18.22 and $32.77 per share compared to the implied merger consideration of $36.93 per share;

•	the historical closing trading prices for MVW common stock during the 52-week period ended April 27, 2018, which reflected low and high stock prices during such period ranging from $108.72 and $152.51 per share compared to MVW’s closing stock on April 27, 2018 of $134.43 per share;

•	one-year forward stock price targets for ILG common stock in recently published, publicly available Wall Street research analysts’ reports, which indicated undiscounted low and high stock price targets ranging from $34.00 to $38.00 per share compared to the implied merger consideration of $36.93 per share; and

•	one-year forward stock price targets for MVW common stock in recently published, publicly available Wall Street research analysts’ reports, which indicated undiscounted low and high stock price targets ranging from $139.00 to $170.00 per share compared to MVW’s closing stock on April 27, 2018 of $134.43 per share.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to ILG, MVW or the Combination Transactions. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither ILG, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’ length negotiations between ILG and MVW and was approved by ILG’s Board. Moelis did not recommend any specific consideration to ILG or ILG’s Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Combination Transactions.

Pursuant to the engagement letter dated December 5, 2017, which superseded the engagement letter dated January 25, 2017, Moelis acted as financial advisor to ILG in connection with the Combination Transactions and will receive a fee for its services of $10,000,000, in the aggregate, $2,000,000 of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the Combination Transactions. In addition, at ILG’s sole discretion, it may pay Moelis an additional, discretionary fee of $2,500,000 upon completion of the Combination Transactions. Furthermore, ILG has agreed to reimburse Moelis for certain expenses and to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of ILG and MVW. Moelis has provided investment banking and other services to ILG unrelated to the Combination Transactions and in the future may provide such services to MVW and has received and may receive compensation for such services. In the past two years prior to the date of the opinion, Moelis acted as financial advisor to ILG in connection with its acquisition of Vistana Signature Experiences, Inc., which acquisition was consummated in May 2016. In connection with the Vistana acquisition, Moelis received a fee of $8,000,000 from ILG and was reimbursed by ILG for certain expenses arising out of its engagement.

ILG’s Board selected Moelis as its financial advisor in connection with the Combination Transactions because Moelis has substantial experience in similar transactions and familiarity with ILG. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Certain ILG Financial Forecasts

Other than annual and other limited financial guidance provided to investors, which it may update from time to time, ILG does not, as a matter of course, publicly disclose long-term forecasts as to future performance, earnings or other results due to, among other reasons, the unpredictability of the underlying assumptions and estimates. However, ILG has included below certain financial forecasts of ILG that, as described below, were furnished to ILG’s Board, ILG’s financial advisors, MVW and MVW’s financial advisor in connection with discussions concerning the Combination Transactions. In addition, ILG’s management provided to ILG’s Board and ILG’s financial advisors financial forecasts of MVW, which were the financial forecasts for MVW provided to ILG’s management by MVW’s management and adjusted by ILG’s management and financial forecasts for the combined company, after giving effect to the Combination Transactions, and adjusted for anticipated synergies.

For internal purposes and in connection with the process leading to the Merger Agreement, ILG’s management prepared certain projections of future financial performance of ILG on a stand-alone basis for the fiscal years ended December 31, 2018, 2019, 2020, 2021 and 2022. We refer to the ILG forecasts in this joint proxy statement/prospectus as the “ILG Financial Forecasts.” The estimates of ILG’s future financial performance set forth below entitled “ILG Financial Forecasts” were prepared by ILG’s management based on management’s reasonable best estimates, judgments and assumptions with respect to ILG’s future financial performance at the time such estimates were prepared. ILG’s management furnished the ILG Financial Forecasts to ILG’s Board, ILG’s financial advisors, Goldman Sachs and Moelis, MVW and MVW’s financial advisor, J.P. Morgan.

In addition, MVW’s management provided to ILG’s management certain projections of MVW’s future financial performance on a stand-alone basis for the fiscal years ended December 31, 2018, 2019, 2020, 2021 and 2022 (the “MVW Financial Forecasts”). ILG’s management then made certain adjustments to the MVW Financial Forecasts, which adjusted projections were then provided by ILG’s management to ILG’s Board and ILG’s financial advisors. We refer to the ILG-adjusted MVW forecasts in this joint proxy statement/prospectus as the “ILG-Adjusted MVW Financial Forecasts.”

The management of ILG, after discussions with MVW, also estimated that the projected realization of annual synergies from cost synergies would be $50 million in the aggregate within three years following the closing (which we refer to as the “ILG Projected Synergies”). Such synergies are not reflected in the ILG Financial Forecasts or the ILG-Adjusted MVW Financial Forecasts. In addition, ILG’s management prepared certain projections of future financial and operating performance for the combined company for the fiscal years ended December 31, 2018, 2019, 2020, 2021 and 2022 by combining the ILG Financial Forecasts, the ILG-Adjusted MVW Financial Forecasts and the Projected Synergies. Such projections are referred to in this joint proxy statement/prospectus as the “ILG Combined Company Financial Forecasts.” The ILG Combined Company Financial Forecasts were provided to ILG’s Board and ILG’s financial advisors, Goldman Sachs and Moelis.

The ILG Financial Forecasts, the ILG-Adjusted MVW Financial Forecasts, the ILG Projected Synergies and the ILG Combined Company Financial Forecasts are sometimes referred to as the “ILG Forward Looking Financial Information.”

With the approval of ILG, Goldman Sachs and Moelis utilized the ILG Forward Looking Financial Information for their respective financial analyses and for purposes of their respective opinions (summarized in the section entitled “—Opinions of ILG’s Financial Advisors” beginning on page 12 of this joint proxy statement/prospectus). The ILG Forward Looking Financial Information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of this information is presented below. Furthermore, aside from the ILG-Adjusted MVW Financial Forecasts, the ILG Forward Looking Financial Information summarized below do not give effect to the Financial Accounting Standards Board’s new revenue recognition standards and did not include certain homeowners associations that are currently consolidated in ILG’s reported financial statements. The financial forecasts ILG made available to ILG’s Board, ILG’s financial advisors, and MVW were prepared under ILG’s then-current revenue recognition standards, except for the ILG-Adjusted MVW Financial Forecasts which reflected the Financial Accounting Standards Board’s new revenue recognition standards.

ILG Forward Looking Financial Information covers multiple years and by their nature become less reliable with each successive year. While the ILG Forward Looking Financial Information was prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying these financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which ILG and MVW operate, and the risks and uncertainties described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are outside the control of ILG and MVW and will be beyond the control of the combined company. We urge ILG stockholders and MVW stockholders to review ILG’s SEC filings for a description of risk factors with respect to ILG’s business and MVW’s SEC filings for a description of risk factors with respect to MVW’s business, as well as, in each case, the section entitled “Risk Factors.” There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the ILG Forward Looking Financial Information, whether or not the Combination Transactions are completed. The inclusion in this joint proxy statement/prospectus of the ILG Forward Looking Financial Information below should not be regarded as an indication that ILG, MVW, their respective boards of directors or their respective financial advisors considered, or now considers, these forecasts to be necessarily predictive of future results. The ILG Forward Looking Financial Information should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on this information. In addition, both the ILG Financial Forecasts and the ILG-Adjusted MVW Financial Forecasts assume that each of ILG and MVW would continue to operate as standalone companies, without giving effect to the Combination Transactions or other transactions discussed in this joint proxy statement/prospectus and as if such Combination Transactions and other transactions had not been contemplated by ILG or MVW.

The ILG Forward Looking Financial Information includes certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as presented in this joint proxy statement/prospectus may not be comparable to similarly titled amounts used by ILG, MVW or other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. Neither Ernst & Young LLP (ILG’s and MVW’s independent registered public accounting firm) nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The Ernst & Young LLP reports incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of ILG and MVW, respectively. Those reports do not extend to the financial forecasts and should not be read to do so. The ILG Forward Looking Financial Information forecasts were prepared by ILG solely for use by ILG’s Board in connection with its consideration of ILG’s strategic alternatives, Goldman Sachs and Moelis in connection with their respective financial analyses and opinions and, with respect to the ILG Financial Forecasts, potential counterparties to a strategic transaction. Such forecasts are subjective in many respects.

By including in this joint proxy statement/prospectus the ILG Forward Looking Financial Information below, none of ILG, MVW or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of ILG or MVW compared to the information contained in the financial forecasts. Further, the inclusion of ILG Forward Looking Financial Information in this joint proxy statement/prospectus does not constitute an admission or representation by ILG or MVW that this information is material. The financial forecasts summarized in this section reflected the best estimates, judgments and assumptions available to ILG’s management at the time they were prepared and have not been updated to reflect any changes since the dates the financial forecasts were prepared. Neither ILG, MVW, nor, after completion of the Combination Transactions, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the ILG Forward Looking Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

ILG Forward Looking Financial Information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ILG and MVW contained in ILG’s and MVW’s public filings with the SEC.

The summary of the financial forecasts is not included in this joint proxy statement/prospectus in order to induce any stockholder to vote in favor of the ILG combination transactions proposal or any of the other proposals to be voted on at the ILG and MVW special meetings; it is included because ILG Forward Looking Financial Information were made available to ILG’s Board and ILG’s financial advisors and, in the case of the ILG Financial Forecasts, to MVW and MVW’s financial advisor.

ILG Financial Forecasts

The following table presents a summary of the ILG Financial Forecasts prepared by ILG’s management. The ILG Financial Forecasts were reviewed with ILG’s Board. The ILG Financial Forecasts were also provided to Goldman Sachs and Moelis and approved by ILG for their use in connection with respective financial analyses and fairness opinions rendered to ILG’s Board (summarized in the section entitled “—Opinions of ILG’s Financial Advisors” beginning on page 12 of this joint proxy statement/prospectus) and were also provided to MVW. Amounts in millions, except per share data.

	2018E	2019E	2020E	2021E	2022E
Total Revenues (Excluding Cost Reimbursements)(1)	$1,584	$1,745	$1,856	$1,985	$2,067
Adjusted EBITDA(2)	$360	$425	$483	$519	$543
EPS	$1.31	$1.72	$2.06	$2.27	$2.42
Dividend Per Share	$0.70	$0.77	$0.85	$0.93	$1.02
Unlevered Free Cash Flow(3)	$256	$261	$288	$334	$373

(1)	Total revenues includes vacation ownership interest sales, service and membership related fees, rental and ancillary service fees and consumer financing fees.

(2)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the ILG Financial Forecasts, Adjusted EBITDA is defined as net income attributable to common stockholders, before interest income or expense (excluding consumer financing interest income and expense), provision for income taxes, depreciation and amortization, non-cash compensation expense, other non-operating income and certain special or non-recurring items. Adjusted EBITDA does not reflect additional EBITDA of approximately $23 million in 2018E and approximately $10 million in 2019E that ILG’s management estimated may have been achieved by ILG absent the 2017 hurricanes that impacted certain of ILG’s properties, which estimates were provided to Goldman Sachs and Moelis by ILG’s management.

(3)	Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. ILG unlevered free cash flow is defined as Adjusted EBITDA, less “theoretical” cash taxes, non-cash compensation expense, certain special or non-recurring cash items and capital expenditures, plus or less certain balance sheet changes including net proceeds from securitizations. Unlevered free cash flows for ILG were arithmetically derived from the ILG Financial Forecasts prepared and provided by ILG’s management to Goldman Sachs and Moelis and approved by ILG for use by Goldman Sachs and Moelis.

ILG-Adjusted MVW Financial Forecasts

The following table presents a summary of the ILG-Adjusted MVW Financial Forecasts which were based on certain projections prepared by MVW’s management of MVW’s future financial performance, as adjusted by ILG’s management. The ILG-Adjusted MVW Financial Forecasts were reviewed with ILG’s Board. The ILG-Adjusted MVW Financial Forecasts were also provided to Goldman Sachs and Moelis and approved by ILG for their use in connection with their respective financial analyses and fairness opinions rendered to ILG’s Board (summarized in the section entitled “—Opinions of ILG’s Financial Advisors” beginning on page 12 of this joint proxy statement/prospectus). Amounts in millions, except per share data.

	2018E	2019E	2020E	2021E	2022E
Total Revenues (Excluding Cost Reimbursements)(1)	$1,566	$1,713	$1,841	$1,960	$2,062
Adjusted EBITDA(2)	$310	$352	$407	$433	$457
Adjusted EPS(3)	$6.65	$7.65	$8.95	$9.53	$10.03
Dividend Per Share	$1.59	$1.84	$1.96	$2.15	$2.29
Unlevered Free Cash Flow(4)	$309	$208	$168	$248	$279

(1)	Total revenues includes vacation ownership interest sales, resort management and other services fees, rental revenue and financing fees.

(2)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the ILG-Adjusted MVW Financial Forecasts, Adjusted EBITDA is defined as net income, before interest income or expense (excluding consumer financing interest income and expense), provision for income taxes, depreciation, non-cash compensation expense and certain special or non-recurring charges. Adjusted EBITDA does not reflect additional EBITDA of approximately $7.5 million in 2018E that MVW’s management estimated may have been achieved by MVW absent the 2017 hurricanes that impacted certain of MVW’s properties, which estimate was provided to Goldman Sachs and Moelis by MVW’s management.

(3)	Adjusted EPS excluded non-recurring and other special items.

(4)	Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. MVW unlevered free cash flows is defined as Adjusted EBITDA, less “theoretical” cash taxes, non-cash compensation expense, certain special or non-recurring cash items and capital expenditures (net of proceeds from asset sales), plus or less certain balance sheet changes including net proceeds from securitizations. Unlevered free cash flow for MVW were arithmetically derived from the ILG-Adjusted MVW Financial Forecasts prepared by MVW’s management, as adjusted by ILG’s management, and provided by ILG’s management to Goldman Sachs and Moelis and approved by ILG for use by Goldman Sachs and Moelis.

ILG Pro Forma Forecasts for Combined Company

The following table presents a summary of the ILG Combined Company Financial Forecasts prepared by ILG’s management. The ILG Combined Company Financial Forecasts were reviewed with ILG’s Board. The ILG Combined Company Financial Forecasts were also provided to Goldman Sachs and Moelis and approved by ILG for their use in connection with their respective financial analyses and fairness opinions rendered to ILG’s Board (summarized below in the section entitled “—Opinions of ILG’s Financial Advisors” beginning on page 12 of this joint proxy statement/prospectus). Amounts in millions, except per share data.

	Q2-Q4 2018E	2019E	2020E	2021E	2022E
Total Revenues (Excluding Cost Reimbursements)(1)	$2,379	$3,458	$3,697	$3,945	$4,128
Adjusted EBITDA(2)	$510	$790	$915	$1,002	$1,051
EPS	$3.53	$7.82	$9.83	$11.21	$11.89
Dividend Per Share	$0.81	$1.84	$1.96	$2.15	$2.29
Unlevered Free Cash Flow(3)	$576	$478	$474	$619	$689

(1)	Total revenues includes vacation ownership interest sales, service and membership related fees, resort management and other services fees, rental revenue and financing fees.

(2)	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. For purposes of the ILG Combined Company Financial Forecasts, Adjusted EBITDA is defined as net income, before interest income or expense (excluding consumer financing interest income and expense), provision for income taxes, depreciation and amortization, non-cash compensation expense, other non-operating income, certain special or non-recurring charges and transaction costs.

(3)

Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. Combined company unlevered free cash flow is defined as the sum of (i) ILG Unlevered Free Cash Flow as defined above under “ILG Financial Forecasts,” (ii) MVW Unlevered Free Cash Flow as defined above under “ILG-Adjusted MVW Financial Forecasts,” and (iii) the ILG Projected Synergies; giving effect to (iv) ILG’s management’s estimates of the expected transaction costs and the expected pro forma tax rate. Unlevered free cash flows for the combined company were arithmetically derived as described above and approved by ILG for use by Goldman Sachs and Moelis.

MVW’s Reasons for the Combination Transactions; Recommendation of MVW’s Board

After careful consideration, MVW’s Board, at a meeting held on April 29, 2018, unanimously determined that the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated by the merger agreement are advisable and in the best interest of MVW and its stockholders; authorized and approved the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated thereby by a unanimous vote of its directors; and adopted resolutions directing that the MVW stock issuance proposal be submitted to MVW stockholders for their consideration. Accordingly, MVW’s Board unanimously recommends that MVW stockholders vote “FOR” the MVW stock issuance proposal.

MVW’s Board considered many reasons in making its decision to recommend the adoption of the merger agreement and the approval of the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated thereby and in making its recommendation to the MVW stockholders that they approve the issuance of shares of MVW common stock in the Initial Holdco Merger. In arriving at its decision, MVW’s Board consulted with MVW’s senior management, legal advisors, financial advisors and other advisors, reviewed a significant amount of information, considered a number of reasons and concluded in its business judgment that the proposed Combination Transactions are likely to result in significant strategic and financial benefits to MVW and its stockholders, including the following anticipated benefits (which are not listed in any relative order of importance):

Strategic and Financial Benefits of the Combination Transactions

•	Combining MVW and ILG would create a leading upper-upscale vacation ownership company with locations in key destinations and create a more globally diversified company, with increased scale, geographic presence, diversity of revenue streams and product offerings;

•	The complementary asset and brand portfolios and strengths of MVW and ILG and the expectation that ILG’s exchange network would expand operating margins;

•	The expectation that MVW would achieve a minimum of $75 million of targeted annual cost synergies by leveraging operational and general and administrative cost efficiencies;

•	The expectation that adding the exclusive right to use the Westin and Sheraton brands in the vacation ownership business represents a strong strategic fit in conjunction with brands that MVW licenses from Marriott International and enhances MVW’s ability to deliver membership benefits;

•	The expectation that adding the exclusive right to use the Hyatt brand in the vacation ownership business would broaden and diversify MVW’s vacation ownership platform;

•	The expectation of sales growth with respect to ILG’s vacation ownership business and potential for further improvement when combined with opportunities provided by MVW’s agreements with Marriott International;

•	The expectation that the free cash flow from the combined businesses after the Combination Transactions would be strong and allow for MVW to advance further growth prospects, enhance stockholder returns and/or repay debt;

•	The fact that because the exchange ratio under the merger agreement is fixed (and will not be adjusted for fluctuations in the market price of shares of MVW common stock or ILG common stock), MVW has greater certainty as to the number of shares of MVW common stock to be issued in the Initial Holdco Merger;

•	Based on outstanding shares of both companies as of April 30, 2018, MVW stockholders would own approximately 57% of the combined company on a fully diluted basis immediately following the closing of the Combination Transactions and, therefore, will continue to participate in potential appreciation in equity value of the combined company;

•	All eight of MVW’s current directors will continue to serve on MVW’s Board with the expected addition of two members of ILG’s current board, ensuring continuity of MVW’s Board and the addition of directors with a deep knowledge of ILG, enhancing MVW’s Board’s understanding of the exchange and rental business;

•	The oral and written opinion of J.P. Morgan to MVW’s Board, dated April 29, 2018, and related financial analysis presented by J.P. Morgan to MVW’s Board on such date, to the effect that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth in such opinion, the merger consideration in the proposed Combination Transactions was fair, from a financial point of view, to MVW. A copy of that written opinion is included as Annex D to this joint proxy statement/prospectus and described under “—Opinion of MVW’s Financial Advisor,” beginning on page 13 of this joint proxy statement/prospectus;

•	The belief of MVW’s Board, following consultation with MVW’s senior management, and based in part upon the debt financing commitments that MVW obtained, that it was likely that MVW would be able to obtain the necessary financing to pay the aggregate cash portion of the merger consideration and refinance existing ILG indebtedness if necessary, and that after the completion of the Combination Transactions, MVW would be able to repay and service any indebtedness that is expected to form the interim or permanent financing of the Combination Transactions and, with respect to such indebtedness, to comply with the financial covenants applicable to such indebtedness, after its review and discussion of various factors, including the expected terms of the proposed interim and permanent financing for the Combination Transactions (including fees and interest);

•	Given MVW’s Board’s knowledge of MVW’s business, operations, financial condition, earnings and prospects and MVW’s Board’s knowledge of ILG’s business, operations, financial condition, earnings and prospects, taking into account ILG’s publicly filed information and the results of MVW’s due diligence review of ILG, the prospects for the combined company are favorable;

•	The terms and conditions of the merger agreement reflect ILG’s and MVW’s commitment to closing. In addition, MVW will be given the opportunity to match the terms of any potentially superior offer that ILG may receive, further supporting the likelihood of completing the Combination Transactions; and

•	While the merger agreement includes a nonsolicitation provision, it does not preclude a third party from making an unsolicited offer for a takeover proposal with ILG or MVW, and under certain circumstances, ILG or MVW may furnish non-public information to and enter into discussions with, such a third party about the takeover proposal. Should ILG’s Board or MVW’s Board, as applicable, withdraw or modify in a manner adverse to the other party its recommendations to ILG or MVW stockholders on the Combination Transactions, the changing party must pay the other party a termination fee of $146 million if the other party elects to terminate the merger agreement as a result.

Uncertainties, Risks and Potentially Negative Considerations

In the course of its deliberations, MVW’s Board also considered a variety of uncertainties, risks and other potentially negative considerations relevant to the transaction, including the following:

•	The restrictions on the conduct of MVW’s business during the period between the execution of the merger agreement and the completion of the Combination Transactions;

•	The costs associated with completing the Combination Transactions and realizing the benefits MVW expects to obtain in connection with the Combination Transactions, including management’s time and energy and potential opportunity cost;

•	The challenges in absorbing the effect of any failure to complete the Combination Transactions, including potential termination fees and stockholder and market reactions;

•	The potential earnings dilution to MVW stockholders following the closing of the Combination Transactions if synergies and cost savings are not achieved;

•	The challenges inherent in combining two businesses of the size and complexity of ILG and MVW, including the possible diversion of management and employee attention for an extended period of time;

•	The potential for diversion of management and employee attention during the period before completion of the Combination Transactions, and the potential negative effects on MVW’s and the combined company’s business;

•	The extent to which MVW’s increased leverage could result in restrictions on its uses of cash, which could cause MVW to reduce capital expenditures, limit financing offered to customers (which could result in reduced sales) and dedicate an unsustainable level of its cash flow from operations to the payment of principal and interest on its indebtedness;

•	The risk that certain provisions in certain of ILG’s and MVW’s contracts may constrain or delay the timing for realizing, operational and development plans, synergies, cost savings and other anticipated benefits expected to result from a combination of ILG and MVW;

•	The risk that regulatory agencies may object to and challenge the Combination Transactions or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the combined company; see the section entitled “—Regulatory Clearances Required for the Combination Transactions” beginning on page 121 of this joint proxy statement/prospectus;

•	Hyatt’s right to terminate or take other actions with respect to its license with ILG following the consummation of the Combination Transactions;

•	If the Vistana spin-off is determined to be taxable, under the tax matters agreement, Vistana, ILG, as successor to Vistana, and, after the Combination Transactions, MVW, may be required to indemnify Starwood or Marriott International, as successor to Starwood, for any liabilities incurred by Starwood if the liabilities are caused by any action or inaction undertaken by Vistana or ILG, as successor to Vistana, following the spin-off (including as a result of the Combination Transactions);

•	The absence of a financing condition in the merger agreement and ILG’s ability to specifically enforce MVW’s obligations under the merger agreement whether or not MVW is able to obtain the proceeds of its committed financing for the acquisition;

•	ILG’s right, subject to certain conditions, to respond to and negotiate on certain alternative takeover proposals made before the time ILG stockholders approve the ILG Combination Transactions proposal and the right of ILG’s Board to withdraw or modify in a manner adverse to MVW its recommendation to ILG stockholders with respect to the ILG Combination Transactions proposal, subject to ILG paying MVW a termination fee of $146 million if ILG elects to terminate the merger agreement as a result;

•	The risk that ILG stockholders or MVW stockholders may object to and challenge the Combination Transactions and take actions that may prevent or delay the consummation of the Combination Transactions, including voting down the proposals at the ILG or MVW special meetings; and

•	The potential that the fixed exchange ratio under the merger agreement could result in MVW delivering greater value to ILG stockholders than had been anticipated by MVW should the value of the shares of MVW common stock increase from the date of the execution of the merger agreement.

Further, MVW’s Board considered that some members of MVW’s Board and certain MVW executive officers may have interests in the proposed Combination Transactions as individuals that are in addition to, and that may be different from, the interest of MVW stockholders generally, as described under “—Interests of MVW Directors and Executive Officers in the Combination Transactions” beginning on page 120 of this joint proxy statement/prospectus.

After considering the factors described above, MVW’s Board unanimously concluded that the potentially positive reasons relating to the merger agreement and the transactions contemplated thereby (including the issuance of shares of MVW common stock to ILG stockholders) outweighed the potentially negative reasons.

The foregoing discussion of the information and reasons considered by MVW’s Board is not exhaustive but is intended to reflect the material reasons considered by MVW’s Board in its evaluation of the Combination Transactions. In view of the complexity, and the large number, of the reasons considered, MVW’s Board, both individually and collectively, did not find it practicable to, and did not attempt to, quantify or assign any relative or specific weight to the various reasons. Rather, MVW’s Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of MVW’s Board may have given different weight to different reasons.

The foregoing discussion of the information and reasons considered by MVW’s Board is forward-looking in nature. This information should be read in light of the reasons described under “Risk Factors” beginning on page 31 of this joint proxy statement/prospectus and “Special Note About Forward-Looking Statements” beginning on page 45 of this joint proxy statement/prospectus.

Opinion of MVW’s Financial Advisor

Pursuant to an engagement letter dated May 20, 2016, as amended on April 25, 2018, MVW retained J.P. Morgan as its financial advisor in connection with the Combination Transactions.

At the meeting of MVW’s Board on April 29, 2018, J.P. Morgan rendered its oral opinion to MVW’s Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid by MVW in the Combination Transactions was fair, from a financial point of view, to MVW. J.P. Morgan has confirmed its April 29, 2018 oral opinion by delivering its written opinion to MVW’s Board, dated April 29, 2018, that, as of such date, the merger consideration to be paid by MVW in the Combination Transactions was fair, from a financial point of view, to MVW.

The full text of the written opinion of J.P. Morgan, dated April 29, 2018, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. MVW stockholders are urged to read the opinion in its entirety. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s written opinion was addressed to MVW’s Board (in its capacity as such) in connection with and for the purpose of its evaluation of the Combination Transactions. The opinion does not constitute a recommendation to any stockholder of MVW as to how such stockholder should vote with respect to the Combination Transactions or any other matter. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft of the merger agreement dated April 29, 2018;

•	reviewed certain publicly available business and financial information concerning MVW and ILG and the industries in which they operate;

•	compared the financial and operating performance of MVW and ILG with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of MVW common stock and ILG common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of MVW and ILG relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the Combination Transactions (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the managements of MVW and ILG with respect to certain aspects of the Combination Transactions, and the past and current business operations of MVW and ILG, the financial condition and future prospects and operations of MVW and ILG, the effects of the Combination Transactions on the financial condition and future prospects of MVW and ILG, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by MVW and ILG or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with MVW, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of MVW or ILG under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the Synergies referred to above, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of MVW and ILG to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Combination Transactions and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan assumed that the representations and warranties made by MVW and ILG in the merger agreement and related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to MVW with respect to such issues as relevant to the rendering of its opinion. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Combination Transactions will be obtained without any adverse effect on MVW or ILG or on the contemplated benefits of the Combination Transactions.

The projections for MVW and ILG were prepared by the respective managements of MVW and ILG and, at the direction of the management of MVW, were used by J.P. Morgan for purposes of its analyses of the Combination Transactions. Such projections are herein referred to as the “MVW Projections” and the “ILG Projections”, respectively. Typically, neither MVW nor ILG publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Combination Transactions, and such projections were not prepared with a view toward public disclosure. The MVW Projections and ILG Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the ILG Projections and the MVW Projections, please refer to the section entitled “— Certain ILG Financial Forecasts” beginning on page 96 of this joint proxy statement/prospectus and “—Certain Prospective Financial Information Used by MVW” beginning on page 110 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid by MVW in the Combination Transactions, and J.P. Morgan has expressed no opinion as to the fairness of the merger consideration to the holders of any class of securities, creditors or other constituencies of MVW or as to the underlying decision by MVW to engage in the Combination Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Combination Transactions, or any class of such persons relative to the merger consideration to be paid by MVW in the Combination

Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which MVW common stock or ILG common stock will trade at any future time.

The terms of the merger agreement were determined through arm’s length negotiations between MVW and ILG, and the decision to enter into the merger agreement was solely that of MVW’s Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by MVW’s Board in its evaluation of the Combination Transactions and should not be viewed as determinative of the views of MVW’s Board or management with respect to the Combination Transactions or the merger consideration to be paid in the Combination Transactions.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to MVW’s Board on April 29, 2018 and contained in the presentation delivered to MVW’s Board on such date in connection with the rendering of such opinion, and the summaries contained therein do not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of MVW and ILG with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to MVW and ILG, respectively. The companies selected by J.P. Morgan were:

•	Hilton Grand Vacations, Inc.

•	Bluegreen Vacations Corporation

•	Wyndham Worldwide Corporation

None of the selected companies reviewed is identical to MVW or ILG. Certain of these companies may have characteristics that are materially different from those of MVW and ILG. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to those of MVW and ILG. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect MVW or ILG.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of enterprise value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt (excluding securitized debt), less cash, cash equivalents and a percentage of illustrative cash from available securitizable receivables) to the consensus equity research analyst estimates for the company’s EBITDA (defined as earnings before interest (excluding interest on securitized debt), taxes, depreciation and amortization) for the fiscal years ended December 31, 2018 and December 31, 2019, adjusted to exclude any securitized receivables, which we refer to as “Adjusted EV/2018E Adjusted EBITDA” and “Adjusted EV/2019E Adjusted EBITDA”, respectively. Financial data for certain of the selected companies was adjusted for certain capital markets and mergers and acquisitions activity since the companies last reported.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges of 9.25x to 11.50x for Adjusted EV/2018E Adjusted EBITDA and 8.75x to 10.25x for Adjusted EV/2019E Adjusted EBITDA.

After applying these multiple reference ranges to MVW’s estimated Adjusted EBITDA for the fiscal years ended December 31, 2018 and December 31, 2019, based on the MVW Projections, adjusted to subtract MVW’s management’s estimated hurricane impact for MVW of $7 million in 2018 and $0 in 2019, the analysis indicated the following implied per share equity value ranges for MVW, rounded to the nearest $0.25:

	Implied Per Share Equity Value for MVW
	Low	High
Adjusted EV / Adjusted 2018E EBITDA (hurricanes adjusted)	$117.75	$144.00
Adjusted EV / Adjusted 2019E EBITDA (hurricanes adjusted)	$120.75	$139.75

The range of implied per share equity values for MVW common stock was compared to the closing price per share of MVW common stock of $134.43 on April 27, 2018, the last trading day prior to entry into the merger agreement.

J.P. Morgan then applied the same multiple reference ranges of 9.25x to 11.50x for Adjusted EV/2018E Adjusted EBITDA and 8.75x to 10.25x for Adjusted EV/2019E Adjusted EBITDA to ILG’s estimated EBITDA for the fiscal years ended December 31, 2018 and December 31, 2019, based on the ILG Projections, adjusted to subtract MVW’s management’s estimated hurricane impact for ILG of $23 million in 2018 and $10 million in 2019, the analysis indicated the following implied per share equity value ranges for ILG, rounded to the nearest $0.25:

	Implied Per Share Equity Value for ILG
	Low	High
Adjusted EV / Adjusted 2018E EBITDA (hurricanes adjusted)	$25.50	$32.25
Adjusted EV / Adjusted 2019E EBITDA (hurricanes adjusted)	$27.75	$32.75

The range of implied per share equity values for ILG common stock was compared to (i) the closing price per share of ILG common stock of $30.36 on February 28, 2018, the day of ILG’s Q4 2017 earnings call during which ILG announced that it was reviewing strategic alternatives, (ii) the closing price per share of ILG common stock of $32.65 on April 27, 2018, the last trading day prior to entry into the merger agreement and (iii) the implied merger consideration of $36.93 per share of ILG common stock.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted implied equity value per share for each of MVW and ILG common stock on a standalone basis. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

Based upon the MVW Projections and ILG Projections provided by MVW’s management, including the unlevered free cash flow that each of MVW and ILG is expected to generate during fiscal years 2018 through 2022, J.P. Morgan calculated a range of terminal values for each of MVW and ILG at the end of the projection period ending December 31, 2022 by applying a terminal growth rate ranging from 1.5% to 2.5% to the unlevered free cash flow of each of MVW and ILG during the terminal period. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2017 using a range of discount rates from 8.0% to 9.0% for each of MVW and ILG. This discount range was based upon J.P. Morgan’s analysis of the weighted average cost of capital of each of MVW and ILG. The present value of the unlevered free cash flow of MVW was adjusted for net cash, and of ILG for net debt (excluding illustrative cash from available securitizable receivables) and minority interests.

The foregoing analysis indicated the following implied per share equity value range for MVW common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value for MVW
	Low	High
MVW	$141.00	$180.75

The range of implied per share equity values for MVW common stock was compared to the closing price per share of MVW common stock of $134.43 on April 27, 2018, the last trading day prior to entry into the merger agreement.

The foregoing analysis indicated the following implied per share equity value range for ILG common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value for ILG
	Low	High
ILG	$33.25	$45.00

The range of implied per share equity values for ILG common stock was compared to (i) the closing price per share of ILG common stock of $30.36 on February 28, 2018, the day of ILG’s Q4 2017 earnings call during which ILG announced that it was reviewing strategic alternatives, (ii) the closing price per share of ILG common stock of $32.65 on April 27, 2018, the last trading day prior to entry into the merger agreement and (iii) the implied merger consideration of $36.93 per share of ILG common stock.

Discounted Cash Flow Analysis – With Synergies. J.P. Morgan also conducted a discounted cash flow analysis for the purpose of determining the fully diluted implied equity value per share of ILG common stock that included the present value of the Synergies provided to J.P. Morgan by MVW’s management for purposes of its analysis. J.P. Morgan assumed, at the direction of MVW’s management, $75 million of run-rate synergies and that 50% of run-rate synergies and 50% of one-time costs to achieve synergies would be realized in each of 2018 and 2019, and an annual growth rate to run-rate synergies of 2% would begin in 2020. In performing these analyses, J.P. Morgan used the same methodology and assumptions as described under Discounted Cash Flow Analysis above with respect to ILG.

The analysis indicated the following implied per share equity value range for ILG common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value for ILG
	Low	High
ILG	$39.00	$52.50

The range of implied per share equity values for ILG common stock was compared to (i) the closing price per share of ILG common stock of $30.36 on February 28, 2018, the day of ILG’s Q4 2017 earnings call during which ILG announced that it was reviewing strategic alternatives, (ii) the closing price per share of ILG common stock of $32.65 on April 27, 2018, the last trading day prior to entry into the merger agreement and (iii) the implied merger consideration of $36.93 per share of ILG common stock.

Other Information

Illustrative Value Creation Analysis. J.P. Morgan conducted an illustrative value creation analysis based on the MVW Projections and the ILG Projections, that compared the implied equity value of MVW derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied equity value.

J.P. Morgan determined the pro forma combined company implied equity value by calculating: (i) the sum of (a) the implied equity value of each of MVW and ILG using the midpoint value of each as determined in J.P. Morgan’s discounted cash flow analysis (b) the midpoint of the discounted present value of synergies as determined in J.P. Morgan’s discounted cash flow analysis with synergies, less (ii) the sum of (a) transaction costs as estimated by MVW’s management and (b) the aggregate cash portion of the merger consideration.

For purposes of the foregoing, for each discounted present value calculation, J.P. Morgan applied the midpoint of a perpetuity growth rate range of 1.5% to 2.5% and the midpoint of a discount rate range of 8.0% to 9.0%. The foregoing analysis indicated, on an illustrative basis, that the Combination Transactions created hypothetical incremental implied value for the holders of MVW common stock of 4%. J.P. Morgan also determined that the foregoing analysis using the same methodology, but substituting run rate synergies of $75 million with $100 million at the request of MVW’s management, indicated, on an illustrative basis, that the Combination Transactions created hypothetical incremental implied value for the holders of MVW common stock of 8%.

J.P. Morgan noted that the value creation analysis was a hypothetical, illustrative analysis only and was not a prediction as to future share trading.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of MVW or ILG. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to MVW or ILG. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to those of MVW and ILG. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to MVW or ILG.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise MVW with respect to the Combination Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with MVW and the industry in which it operates.

For services rendered in connection with the Combination Transactions, MVW agreed to pay J.P. Morgan a transaction fee of $18 million, of which $2.5 million became payable by MVW at the time J.P. Morgan delivered its opinion, and the remainder of which is contingent and payable upon the consummation of the Combination Transactions. MVW may also pay J.P. Morgan, at its sole discretion, a discretionary fee of up to $3,000,000 based on its evaluation of J.P. Morgan’s performance under the engagement letter, upon the consummation of the Combination Transactions. J.P. Morgan may also receive a fee from MVW in the event MVW receives a break-up fee in connection with the termination or abandonment of the Combination Transactions, or the failure of the Combination Transactions to occur. In addition, MVW has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with MVW, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on MVW’s revolving credit facility which closed in August 2017 and active bookrunner on MVW’s convertible notes offering which closed in September 2017. One of J.P. Morgan’s employees, Melquiades Martinez, is a member of MVW’s Board. In addition, a commercial banking affiliate of J.P. Morgan is an agent bank and a lender under outstanding credit facilities of MVW, for which it receives customary compensation or other financial benefits. In connection with the Combination Transactions, MVW entered into a commitment letter with an affiliate of J.P. Morgan pursuant to which such affiliate committed, subject to customary conditions, to provide MVW with approximately $1.2 billion in unsecured debt financing. J.P. Morgan expects to receive customary compensation in connection with this financing commitment. See “—Description of Debt Financing beginning on page 124 of this joint proxy statement/prospectus. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with ILG for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on ILG’s securitizations which closed in September 2016 and September 2017. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Qurate Retail, which is a significant stockholder of ILG, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on an exchangeable convertible bond offering which closed in August 2016. In addition, during that period, J.P. Morgan acted as financial advisor to Qurate Retail in connection with a split-off transaction which closed in November 2016, a split-off transaction that closed in March 2018, and the acquisition of General Communications, Inc. which closed in March 2018. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of MVW and less than 1% of the outstanding common stock of each of ILG and Qurate Retail. During the two-year period preceding delivery of its opinion ending on April 29, 2018, the aggregate fees received by J.P. Morgan from MVW were approximately $4 million, from ILG approximately $1 million and from Qurate Retail approximately $10 million. The commitment fee to be paid by MVW pursuant to its commitment letter with J.P. Morgan is approximately $5,820,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of MVW, ILG or Qurate Retail for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities or other financial instruments and in the future may at any time hold long or short positions in such securities or other financial instruments of MVW, ILG or Qurate Retail.

Certain Prospective Financial Information Used by MVW

MVW Prospective Financial Information

MVW does not as a matter of course publicly disclose forecasts as to future earnings and other financial performance beyond the current fiscal year, due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of MVW related to the Combination Transactions, MVW’s management provided to ILG and ILG’s financial advisor, as well as to J.P. Morgan in connection with J.P. Morgan’s evaluation of the fairness of the merger consideration from a financial point of view, nonpublic, internal financial forecasts regarding MVW’s anticipated future operations for the 2018 through 2022 fiscal years. MVW’s Board considered these internal forecasts for purposes of evaluating the Combination Transactions, and MVW has included a summary of these internal forecasts below to give MVW stockholders and investors access to certain non-public information that was furnished to third parties.

MVW did not prepare these internal financial forecasts with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles in the United States. MVW is not including the summary of these internal financial forecasts below to influence any MVW stockholder’s decision whether to vote for the MVW stock issuance proposal or any other proposal and these internal forecasts do not give effect to the Combination Transactions. Neither Ernst & Young LLP (ILG’s and MVW’s independent registered public accounting firm) nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The Ernst & Young LLP reports incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of ILG and MVW. Those reports do not extend to the financial forecasts and should not be read to do so.

MVW based these internal financial forecasts on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions) that are inherently subjective and uncertain and are beyond the control of MVW’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to MVW’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the “Risk Factors” section of MVW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the period ended March 31, 2018 which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus as well as factors described in the “Risk Factors” section of this joint proxy statement/prospectus. These internal financial forecasts also reflect assumptions as to certain business assumptions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

Stockholders should not regard the inclusion of a summary of these internal financial forecasts in this joint proxy statement/prospectus as an indication that any of MVW, ILG or their respective affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such. MVW, ILG and their respective affiliates, advisors, officers, directors, partners and representatives can give you no assurance that projected results will be achieved and actual results could differ materially. Further, the inclusion of the MVW financial forecasts in this joint proxy statement/prospectus does not constitute an admission or representation by MVW or ILG that this information is material. MVW, ILG and their respective affiliates, advisors, officers, directors, partners and representatives undertake no obligation to update or otherwise revise or reconcile these internal financial forecasts. MVW, its affiliates, advisors, officers, directors, partners or representatives make no representation regarding MVW’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. Further, MVW has made no representation to ILG, in the merger agreement or otherwise, concerning these internal financial forecasts. These forecasts do not give effect to the Combination Transactions. MVW urges all stockholders to review MVW’s SEC filings for a description of MVW’s reported financial results.

The following table presents a summary of MVW’s unaudited prospective financial information for the years ending December 31, 2018 through 2022:

	Fiscal Year
($ in millions)	2018E	2019E	2020E	2021E	2022E
Net revenues (ex. cost reimbursements)	$1,579	$1,732	$1,874	$2,009	$2,158
Adjusted EBITDA	$319	$354	$424	$451	$486
Unlevered Free Cash Flow(1)	$348	$202	$189	$257	$275

(1)	Unlevered Free Cash Flow was calculated by J.P. Morgan based on the MVW unaudited prospective financial information for purposes of J.P. Morgan’s discounted cash flow analysis. J.P. Morgan’s Unlevered Free Cash Flow calculation was provided to MVW’s management, which subsequently reviewed and approved such projections.

MVW-Approved ILG Prospective Financial Information

In connection with its due diligence process, MVW’s management received from ILG’s management non-public, internal financial forecasts regarding ILG’s anticipated future operations for the 2018 through 2022 fiscal years. The following table presents a summary of ILG’s unaudited prospective financial information for the years ending December 31, 2018 through 2022:

	Fiscal Year
($ in millions)	2018E	2019E	2020E	2021E	2022E
Net revenues (ex. cost reimbursements)	$1,584	$1,745	$1,856	$1,985	$2,067
Adjusted EBITDA	$360	$425	$483	$519	$543
Unlevered Free Cash Flow(1)	$258	$266	$292	$338	$377

(1)	Unlevered Free Cash Flow was calculated by J.P. Morgan based on the ILG unaudited prospective financial information for purposes of J.P. Morgan’s discounted cash flow analysis. J.P. Morgan’s Unlevered Free Cash Flow calculation was provided to MVW’s management, which subsequently reviewed and approved such projections.

Based on instructions from MVW’s management, J.P. Morgan utilized the ILG prospective financial information for their analyses and support for their opinion described under the section entitled “—Opinion of MVW’s Financial Advisor” beginning on page 104 of this joint proxy statement/prospectus.

Interests of ILG Directors and Executive Officers in the Combination Transactions

In considering the recommendation of ILG’s Board to vote “FOR” the ILG combination transactions proposal and the ILG advisory compensation proposal, ILG stockholders should be aware that certain members of ILG’s Board and certain executive officers of ILG may have interests in the Combination Transactions that may be in addition to, or different from, their interests as ILG stockholders. These interests may create the appearance of conflicts of interest. ILG’s Board was aware of these potential conflicts of interest during its deliberations on the merits of the Combination Transactions and in making its decision to approve the merger agreement and the Combination Transactions.

Certain of the directors and executive officers of ILG negotiated the terms of the merger agreement, and ILG’s Board unanimously recommended that ILG stockholders vote in favor of the ILG combination transactions proposal, the ILG advisory compensation proposal and the ILG adjournment proposal. These directors and executive officers may have interests in the Combination Transactions that are different from, or in addition to, those of ILG stockholders. These interests include the continued employment of certain executive officers of ILG by the combined company, the continued service as directors of MVW following the Combination Transactions of certain directors of ILG, the treatment of equity-based awards in the Combination Transactions, transaction bonus awards, employment agreements and other rights held by ILG directors and executive officers and the indemnification of former ILG directors and officers by the combined company. ILG stockholders should be aware of these interests when they consider ILG’s Board recommendations that they vote in favor of the ILG combination transactions proposal and the ILG advisory compensation proposal.

Outstanding Shares Held by Directors and Executive Officers

ILG’s directors and executive officers own ILG common stock and will receive the same merger consideration on the same terms and conditions as other ILG stockholders.

The following table shows, for each ILG director and executive officer, as applicable: (1) the number of shares of ILG common stock held by such individual and (2) the value of such awards. The values in the table below have been determined assuming a share price of $34.12, which is the average share price for the five business days following the public announcement of the Combination Transactions and are based on applicable holdings as of July 18, 2018 (and without regard to any acquisitions or dispositions that may be made after such date), and which excludes ILG common stock subject to issuance pursuant to granted and outstanding ILG RSUs, ILG PSUs, ILG restricted shares and ILG DSUs.

Name	Shares of ILG Common Stock (#)		Value ($)
Directors
David Flowers	25,065		855,218
Victoria L. Freed	35,272		1,203,481
Lizanne Galbreath	25,235		861,018
Chad Hollingsworth	18,833		642,582
Lewis J. Korman	68,912	(1)	2,351,277
Thomas J. Kuhn	68,704		2,344,180
Thomas J. McInerney	126,912		4,330,237
Thomas P. Murphy, Jr.	67,912		2,317,157
Stephen R. Quazzo	42,311	(2)	1,443,651
Thomas O. Ryder	47,354		1,615,718
Avy H. Stein	83,414		2,846,086
Executive Officers
Craig M. Nash	1,151,858	(3)	39,301,395
Sergio D. Rivera	56,226		1,918,431
Jeanette E. Marbert	441,571		15,066,403
William L. Harvey	233,955		7,982,545
John A. Galea	67,674		2,309,037
Victoria J. Kincke	101,017		3,446,700
Marie A. Lee	17,048		581,678
Kelly R. Frank	13,657		465,977

(1)	Mr. Korman’s private foundation holds 2,000 share units.
(2)	Mr. Quazzo’s wife owns 171 shares of ILG common stock and trusts for his children own a total of 5,817 shares of ILG common stock.
(3)	Mr. Nash’s children hold 221,860 shares of ILG common stock in trusts.

Treatment of ILG Equity-Based Awards

In connection with the completion of the Combination Transactions, each outstanding ILG equity-based award, including awards held by ILG directors and executive officers, will be converted into a right to receive (1) an award in respect of shares of MVW common stock, par value $0.01 per share on the same terms and conditions (excluding any performance goals) as the applicable ILG equity-based award, in an amount determined by multiplying the number of shares of ILG common stock subject to such award (assuming achievement of target performance levels for any performance-based awards) by the equity award exchange ratio, and (2) an award of cash subject to the same vesting conditions applicable to such ILG equity-based award (excluding any performance goals), in an amount determined by multiplying the number of shares of ILG common stock subject to such award (assuming achievement of target performance levels for any performance-based awards) by the cash merger consideration. In addition, MVW may permit a holder of ILG equity-based awards to elect to receive, in lieu of cash, an MVW equity award on the same terms and conditions (excluding any performance goals) with respect to a number of shares of MVW common stock, with the value of MVW equity for this purpose being the MVW per share fair market value. If permitted, holders of ILG equity-based awards will be required to make any such election no later than ten days prior to the effective time of the ILG Merger.

For more details about the treatment of ILG equity-based awards, including awards held by ILG directors and current and former executive officers, please see the section entitled “The Merger Agreement—Treatment of ILG Equity-Based Awards” below.

ILG equity-based awards (including following the conversion described above) held by current ILG executive officers are generally subject to “double-trigger” accelerated vesting upon termination without “cause” or resignation for “good reason” within one or two years following the Combination Transactions. The definitions of “cause” and “good reason” applicable to each current ILG executive officer are those under the executive officer’s employment or the applicable award agreement. ILG RSU awards granted to non-employee directors provide for “single-trigger” accelerated vesting upon the completion of the Combination Transactions, and accordingly, to the extent such awards do not vest in the ordinary course before the completion of the Combination Transactions, such awards will accelerate upon completion of the Combination Transactions. The following table shows, for each ILG director and executive officer, as applicable: (1) the number of shares of ILG common stock subject to unvested ILG restricted stock awards, ILG RSUs, ILG PSUs (assuming target level performance) and ILG DSUs held by such individual and (2) the value of such awards. The values in the table below have been determined assuming a share price of $34.12, which is the average ILG share price for the five business days following the public announcement of the Combination Transactions, and are based on applicable holdings as of July 18, 2018 (and without regard to any grants that may be made after such date), which date is the assumed date of the consummation of the Combination Transactions solely for purposes of this compensation-related disclosure.

Name	Restricted Stock or RSUs (#)(1)	Value ($)	PSUs (#)	Value ($)	DSUs (#)	Value ($)
Directors
David Flowers	3,611	123,207	—	—	—	—
Victoria L. Freed	3,611	123,207	—	—	—	—
Lizanne Galbreath	3,611	123,207	—	—	—	—
Chad Hollingsworth	3,611	123,207	—	—	—	—
Lewis J. Korman	3,611	123,207	—	—	—	—
Thomas J. Kuhn	3,611	123,207	—	—	48,079	1,640,455
Thomas J. McInerney	3,611	123,207	—	—	—	—
Thomas P. Murphy, Jr.	3,611	123,207	—	—	—	—
Stephen R. Quazzo	3,611	123,207	—	—	—	—
Thomas O. Ryder	3,611	123,207	—	—	4,446	151,698
Avy H. Stein	3,611	123,207	—	—	20,904	713,244
Executive Officers
Craig M. Nash	276,562	9,436,295	262,304	8,949,812	—	—
Sergio D. Rivera	88,314	3,013,274	80,814	2,757,374	—	—
Jeanette E. Marbert	91,653	3,127,200	85,686	2,923,606	—	—
William L. Harvey	77,616	2,648,258	74,476	2,541,121	—	—
John A. Galea	30,035	1,024,794	29,123	993,677	—	—
Victoria J. Kincke	30,035	1,024,794	29,123	993,677	—	—
Marie A. Lee	26,868	916,736	25,766	879,136	—	—
Kelly R. Frank	19,736	673,392	18,916	645,414	—	—

(1)	Amounts in this column include time-based ILG RSUs and ILG PSUs for which the performance goals have already been satisfied.

Individual Agreements with ILG Executive Officers

Severance Arrangements with ILG Executive Officers

Messrs. Nash, Rivera, Harvey and Galea and Mses. Marbert, Kincke, Lee and Frank are each a party to an employment agreement with ILG that provides for certain payments and benefits if the executive officer is terminated without “cause” or the executive officer resigns for “good reason” during the two-year period beginning on a “change in control” of ILG (which will occur upon consummation of the Combination Transactions). Upon any such termination, the executive officer will have the right to receive, in addition to accrued benefits (1) a lump sum cash payment equal to the severance multiple (3.0 for Mr. Nash, 2.5 for Mr. Rivera and Ms. Marbert, 2.0 for Mr. Harvey, 1.5 for Mses. Kincke, Lee and Frank and Mr. Galea) times the sum of (A) the executive officer’s base salary and (B) his or her target annual incentive; (2) a lump sum cash payment equal to the prorated annual incentive amount based on the greater of actual or target performance; and (3) reimbursement of COBRA premiums for a period of twelve months multiplied by the executive’s applicable severance multiple.

In the event that any severance or other amounts paid to an ILG executive officer pursuant to his or her employment agreement or otherwise would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), such amounts would either (i) be reduced to the largest payment possible without the imposition of an excise tax under Section 4999 of the Code or (ii) be paid in full to the executive officer, whichever provides the executive officer with the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

“Cause” for purposes of the employment agreements (other than Mr. Rivera and Ms. Frank’s), generally means: (1) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by the executive; provided, however, that after indictment, ILG may suspend the executive from the rendition of services, but without limiting or modifying in any other way ILG’s obligations under the employment agreement; provided, further, that the executive’s employment will be immediately reinstated if the indictment is dismissed or otherwise dropped and there are not otherwise grounds to terminate the executive’s employment for cause; (2) a material breach by the executive of a fiduciary duty owed to ILG; provided that for Mr. Nash, the board of directors; for Ms. Marbert and Mr. Harvey, the CEO; for Mr. Galea, the CFO; and for Mses. Kincke and Lee, the executive’s reporting officer (in each case, the “Supervising Authority”) determines, in the Supervising Authority’s good faith discretion, that such material breach undermines the Supervising Authority’s confidence in the executive’s fitness to continue in his or her position, as evidenced in writing from the Supervising Authority; (3) a material breach by the executive of any of the covenants made by the executive; provided, however, that in the event such material breach is curable, the executive will have failed to remedy such material breach within ten days of the executive having received a written demand for cure by the Supervising Authority, which demand specifically identifies the manner in which ILG believes that the executive has materially breached any of the covenants made by the executive; (4) the willful or gross neglect by the executive of the material duties required by the employment agreement following receipt of written notice from the Supervising Authority which specifically identifies the nature of such willful or gross neglect and a reasonable opportunity to cure; or (5) a knowing and material violation by the executive of any ILG policy pertaining to ethics, wrongdoing or conflicts of interest.

“Cause” for purposes of Mr. Rivera and Ms. Frank’s employment agreements generally means: (i) any material breach by the executive of any of the duties, responsibilities or obligations of his or her employment, or any policies or practices of ILG; (ii) the executive’s failure or refusal either to perform, to ILG’s satisfaction, the duties or obligations of his or her employment, or to follow any lawful order or direction by ILG; or (iii) any acts or omissions by the executive that constitute fraud, dishonesty, breach of trust, gross negligence, civil or criminal illegality, or any other conduct or behavior that could otherwise subject ILG or any of its affiliates to civil or criminal liability or otherwise adversely affect its or their business, interests or reputation. The executive may not be terminated for cause unless and until the executive is given written notice specifying the grounds for such termination and not less than thirty days to correct such acts or omissions, if correctable; provided, that ILG may relieve the executive of his or her duties during this cure period, if it deems necessary.

“Good reason” for purposes of the employment agreements (other than Mr. Rivera and Ms. Frank’s) generally means any of the following, but only if occurring without the executive’s consent: (1) a change (provided that for Mr. Nash and Ms. Marbert, it is a material change) in the geographic location at which the executive must perform his or her services; (2) ILG materially (for Mr. Nash, significantly) diminishes the executive’s duties and responsibilities or, for Ms. Marbert and Mr. Harvey only, reporting relationships; (3) ILG breaches a material term of the employment agreement (for Mr. Nash, materially breaches any term of the employment agreement); or (4) for Mr. Nash only, the executive is required to report to a corporate officer or employee of ILG instead of reporting directly to ILG’s Board; provided that, in no event will the executive’s resignation be for good reason unless (x) an event or circumstance will have occurred and the executive provides ILG with written notice thereof within thirty days after the executive has knowledge of the occurrence or existence of such event or circumstance, which notice specifically identifies the event or circumstance that the executive believes constitutes good reason, (y) ILG fails to correct the circumstance or event so identified within thirty days after the receipt of such notice, and (z) the executive resigns within ninety days after the date of delivery of the notice referred to above.

“Good reason” for purposes of Mr. Rivera and Ms. Frank’s employment agreements generally means any of the following, but only if occurring without the executive’s consent: (1) a material diminution in the executive’s title, duties or level of responsibilities, for Ms. Frank, as of the date of the employment agreement and excluding for this purpose any such reduction that is an isolated and inadvertent action not taken in bad faith or that is authorized pursuant to the employment agreement; (2) for Mr. Rivera, a material diminution in base salary, and for Ms. Frank, a reduction in base salary in effect on the effective date of the employment agreement; (3) the relocation of the executive’s principal place of employment outside of a fifty mile radius of (A) the current place of employment for Mr. Rivera or (B) Miami, Florida or Orlando, Florida for Ms. Frank; or (4) a material breach by ILG of any of its obligations under the employment agreement; provided that in no event will the executive’s resignation be for good reason unless (x) an event or circumstance set forth in clauses (1) through (4) above will have occurred and the executive provides ILG with written notice within ninety days for Mr. Rivera and thirty days for Ms. Frank after the executive has knowledge of the occurrence or existence of such event or circumstance, which notice specifically identifies the event or circumstance that the executive believes constitutes good reason, (y) ILG fails to correct the circumstance or event so identified within thirty days after the receipt of such notice, and (z) the executive resigns within thirty days, for Mr. Rivera, and ninety days for Ms. Frank, after the cure period.

Payment of the amounts contemplated above are conditioned upon an executive officer’s execution of a release of claims against ILG and its affiliates and compliance with two-year post-termination noncompete and nonsolicit of customers, employees and business partners/affiliates covenants, and perpetual confidentiality and mutual nondisparagement covenants.

We estimate that the aggregate amount payable to the ILG executive officers pursuant to the terms of their respective employment agreements (excluding the value of accelerating ILG equity-based awards) would equal approximately $17,311,660, assuming that the consummation of the Combination Transactions was July 18, 2018, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Combination Transactions.

Transaction Bonus Plan

On April 30, 2018, in connection with the proposed Combination Transactions, the compensation committee of ILG’s Board adopted a transaction bonus plan for a select group of ILG employees, including each of the ILG executive officers, granting each a right to a one-time payment to be paid in cash, following a “change in control” (as defined in the ILG, Inc. 2013 Stock and Incentive Compensation Plan, and would include the Combination Transactions) of ILG (each bonus, a “transaction bonus”), provided that the aggregate amount payable under such program cannot exceed $3,000,000. Payment of each transaction bonus will be made within 10 days following the closing of the proposed Combination Transactions, so long as the participant: (1) is actively employed by ILG on the Closing Date; (2) is in good standing through and including the Closing Date;

and (3) has no disciplinary action in the participant’s record between the date the transaction bonus is issued and the Closing Date. Each executive officer is entitled to a transaction bonus equal to 60% of his/her annual base salary. If the executive officer’s employment is terminated prior to the change in control closing date for any reason, the executive officer will not receive the transaction bonus. We estimate that the aggregate amount payable to the ILG executive officers pursuant to the transaction bonus plan would equal approximately $2,136,600.

Director Fees

Pursuant to the merger agreement, MVW will permit ILG to pay non-employee members of ILG’s Board their cash annual fees, meeting fees, retainers and stipends, in each case, in the ordinary course of business. In addition, prior to the closing of the Combination Transactions, ILG may grant in the ordinary course of business ILG RSUs with respect to a number of shares of ILG common stock with a value of $125,000 (which is consistent with the 2017 annual grant) as of the date of grant to each non-employee member of ILG’s Board as the 2018 annual equity award.

2018 Bonuses

In the merger agreement, MVW agreed to permit ILG to pay bonuses to ILG employees in respect of calendar year 2018 (the “2018 bonuses”) in an amount equal to the target 2018 bonus applicable to each ILG employee and at the time that the 2018 bonuses would normally be paid by ILG in the ordinary course of business consistent with past practice, but in no event later than March 15, 2019. If any ILG employee’s employment is terminated as a result of death, disability or for any other reason that would entitle the ILG employee to severance under his or her applicable severance arrangement prior to the payment of the 2018 bonus, such ILG employee will be entitled to receive a prorated portion of the target 2018 bonus applicable to such ILG employee, based on the relative portion of the 2018 calendar year during which such ILG employee was employed by MVW, ILG and their respective subsidiaries or affiliates. Such prorated target 2018 bonus will be payable promptly following the date of such termination.

Salary Increases

The merger agreement provides that MVW will permit ILG to increase base salaries for all employees, including the executive officers, in the ordinary course, consistent with past practice and in conjunction with its typical annual review, provided that the salary increase for any executive officer may not exceed 5% of such executive officers’ current base salary.

Benefit Arrangements of the Surviving Corporation

As described under “The Merger Agreement—Employee Benefits Matters,” the merger agreement requires the combined company to continue to provide certain compensation and benefits following the completion of the Combination Transactions to all ILG employees, including ILG’s executive officers, who remain employed by MVW following completion of the Combination Transactions.

Indemnification of ILG Directors and Executive Officers

Upon consummation of the Combination Transactions, MVW will indemnify directors and officers of ILG and its subsidiaries against liability and expenses in connection with any claims relating to (1) the fact that such person was an officer or director of ILG or its subsidiaries or serving at the request of ILG, as applicable, or any of its subsidiaries as a director or officer of another person at the request of ILG or (2) matters relating to acts or omissions of such directors and officers occurring before the consummation of the Combination Transactions to the same extent such directors and officers are indemnified under ILG’s Amended and Restated Certificate of Incorporation (“ILG’s certificate of incorporation”) and ILG’s Fifth Amended and Restated Bylaws (“ILG’s bylaws”) or the organizational documents of ILG’s subsidiaries, as applicable.

For a period of six years from and after the consummation of the Combination Transactions, MVW will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by ILG or any of its subsidiaries, or provide substitute policies for not less than the existing coverage and have other terms no less favorable to the insured persons for claims arising from facts or events that occurred on or before the consummation of the Combination Transactions, except that in no event will MVW be required to pay for such insurance policies (or substitute insurance policies) for any one policy year more than 300% of the annual premium payable by ILG for such insurance for the year ending December 31, 2017. Alternatively, ILG may obtain a six-year “tail” policy under its existing directors and officers insurance policy in lieu of the foregoing if and to the extent it may be obtained for an amount not to exceed the maximum aggregate amount otherwise payable for such six-year period pursuant to the previous sentence.

Quantification of Payments to ILG’s Named Executive Officers

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of ILG’s named executive officers that is based on or otherwise relates to the Combination Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Combination Transactions-related compensation payable to ILG’s named executive officers.

The ILG “named executive officers” for purposes of the disclosure in this joint proxy statement/prospectus are: Craig M. Nash (Chairman, President and Chief Executive Officer); Sergio D. Rivera (Executive Vice President, ILG; President and Chief Executive Officer, Vacation Ownership Segment); Jeanette E. Marbert (Executive Vice President, ILG; President and Chief Executive Officer, Exchange & Rental Segment); William L. Harvey (Executive Vice President and Chief Financial Officer); John A. Galea (Executive Vice President and Chief Accounting Officer); and Victoria J. Kincke (Executive Vice President, General Counsel and Secretary).

To the extent that any of ILG’s named executive officers’ compensation arrangements are described in “—Interests of ILG Directors and Executive Officers in the Combination Transactions—Treatment of ILG Equity-Based Awards” of this joint proxy statement/prospectus, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each ILG named executive officer’s golden parachute compensation as of July 18, 2018 calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Combination Transactions constitutes a change in control for purposes of the applicable compensation plan or agreement;

•	the change in control was consummated on July 18, 2018, the latest practicable date prior to the filing of this joint proxy statement/prospectus;

•	each ILG named executive officer experiences a qualifying termination immediately following the change in control; and

•	the value of the accelerated vesting of the named executive officers’ ILG equity-based awards is calculated using the share price of $34.12 per share, the average ILG share price for the five business days following the public announcement of the Combination Transactions.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this joint proxy statement/prospectus. As a result, the transaction-related compensation, if any, to be received by an ILG named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of ILG equity-based awards held by the ILG named executive, officer that are vested prior to the consummation of the Combination Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Craig M. Nash	6,872,466	18,386,108	97,350	25,355,924
Sergio D. Rivera	3,379,863	5,770,647	39,125	9,189,635
Jeanette E. Marbert	2,949,699	6,050,807	50,920	9,051,425
William L. Harvey	1,947,189	5,189,379	31,300	7,167,868
John A. Galea	996,483	2,018,471	23,475	3,038,429
Victoria J. Kincke	996,483	2,018,471	23,475	3,038,429

(1)	Under relevant SEC rules, we are required to provide information in this table with respect to ILG’s “named executive officers,” who are generally the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers. For purposes of this disclosure, we included six executive officers because Mr. Galea and Ms. Kincke’s compensation is identical.

(2)	The amount listed in this column represents the pre-tax value of the cash amount payable to ILG’s named executive officers, including severance payable pursuant to each named executive officer’s employment agreement and the transaction bonuses payable to each named executive officer pursuant to the transaction bonus program.

The cash severance amount is calculated as follows: cash severance is equal to the sum of (A) for Mr. Nash, 3 times, for Mr. Rivera and Ms. Marbert, 2.5 times, for Mr. Harvey, 2 times and for Mr. Galea and Ms. Kincke, 1.5 times the sum of (1) base salary and (2) target annual incentive bonus, and (B) a pro-rata portion of the annual incentive amount for the fiscal year of termination of employment based on the greater of actual or target performance. The merger agreement provides that all bonuses for fiscal 2018 will be paid assuming target performance achievement. For purposes of this calculation, we assumed termination on July 18, 2018 and that the pro-rated bonuses would be paid assuming target performance achievement.

Cash severance amounts are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment that occurs within two years following the consummation of the Combination Transactions). As a condition of receiving the severance benefits, each ILG named executive officer must execute a release of claims and comply with restrictive covenants applicable to him or her.

In addition, on April 30, 2018, ILG implemented a transaction bonus program that included each of the named executive officers. Such bonuses are “single-trigger,” and provide each executive officer a one-time cash payment equal to 60% of each named executive officer’s annual base salary, payable within 10 days following the closing of the proposed Combination Transactions, so long as the executive remains employed and in good standing through the Closing Date. For purposes of this calculation, we assumed each of the named executive officers remained employed and in good standing through the Closing Date.

The estimated amount of each component of the cash payment is set forth in the table below, including the target annual bonus, prorated target annual bonus and transaction bonus. Each of these amounts other than the pro-rated bonus and transaction bonus will be multiplied by the applicable multiple for the named executive officer.

Name	Salary ($)	Bonus ($)	Pro-Rated Bonus ($)	Transaction Bonus ($)
Named Executive Officers
Craig M. Nash	875,000	1,050,000	572,466	525,000
Sergio D. Rivera	550,000	550,000	299,863	330,000
Jeanette E. Marbert	480,000	480,000	261,699	288,000
William L. Harvey	420,000	336,000	183,189	252,000
John A. Galea	309,000	169,950	92,658	185,400
Victoria J. Kincke	309,000	169,950	92,658	185,400

(3)	As described in more detail in “—Interests of ILG Directors and Executive Officers in the Combination Transactions—Treatment of ILG Equity-Based Awards” of this joint proxy statement/prospectus, the amounts in this column represent the aggregate pre-tax amounts payable to each ILG named executive officer as a result of the Combination Transactions, on a “double-trigger” basis with respect to all unvested ILG RSUs and ILG PSUs (collectively, “ILG equity-based awards”) held by such ILG named executive officers as of such date upon a qualifying termination as described below. Such unvested ILG equity-based awards are valued based on the price of $34.12 per share in respect of ILG common stock subject to such ILG RSUs and target ILG PSUs on a pre-tax basis at the effective time of the Initial Holdco Merger. With respect to ILG RSUs, this amount represents the value of cash amounts payable in respect of such ILG RSUs, calculated on a pre-tax basis by multiplying $34.12 by the number of shares of ILG common stock subject to such ILG RSUs. With respect to ILG PSUs, this amount represents the value of cash amounts payable in respect of such ILG PSUs, calculated on a pre-tax basis by multiplying the $34.12 by the number of shares of ILG common stock subject to such ILG PSUs assuming target performance achievement. There are no ILG equity-based awards held by named executive officers which would accelerate and become payable on a “single-trigger” basis.

(4)	Upon a qualifying termination of employment, ILG is required to provide continued health coverage of the type then in effect for 36 months for Mr. Nash, 30 months for Mr. Rivera and Ms. Marbert, 24 months for Mr. Harvey and 18 months for Mr. Galea and Ms. Kincke. Such benefits are “double-trigger” and are subject to the same conditions as the cash severance payment described above.

Interests of MVW Directors and Executive Officers in the Combination Transactions

In considering the recommendation of MVW’s Board to vote “FOR” the MVW stock issuance proposal, MVW stockholders should be aware that certain members of MVW’s Board and certain executive officers of MVW may have interests in the Combination Transactions that may be in addition to, or different from, their interests as MVW stockholders. These interests may create the appearance of conflicts of interest. MVW’s Board was aware of these potential conflicts of interest during its deliberations on the merits of the Combination Transactions and in making its decisions to approve the merger agreement and the Combination Transactions.

Each of the current members of MVW’s Board will continue as a director of MVW following the completion of the Combination Transactions and will hold office from and after the completion of the Combination Transactions until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement or removal.

Additionally, Stephen P. Weisz and John E. Geller, Jr. will continue to serve in their current positions following the completion of the Combination Transactions.

The Combination Transactions will not result in a “change in control” for purposes of any MVW equity-based awards or employment-related agreements, and so no payments, accelerated vesting or benefit enhancements will be triggered by the Combination Transactions.

Additionally, MVW and ILG have agreed that MVW may take the following actions: (1) implement a retention program, payable in cash and/or equity in an aggregate amount not to exceed $10,000,000, and (2) implement a transaction bonus program, payable in cash and/or equity, in an aggregate amount not to exceed $5,000,000.

Board of Directors of MVW Following the Combination Transactions

Upon the effective time of the Initial Holdco Merger, MVW’s Board will expand from its current size of eight members to ten members. All eight members of MVW’s Board prior to the Combination Transactions will remain on MVW’s Board following the Combination Transactions, and two members of ILG’s Board as mutually agreed upon by MVW and ILG will be appointed to MVW’s Board at the effective time of the Initial Holdco Merger.

Regulatory Clearances Required for the Combination Transactions

ILG and MVW have agreed to use their reasonable best efforts to obtain all governmental and regulatory clearances and approvals required to complete the transactions contemplated by the merger agreement.

United States Antitrust. Under the HSR Act, certain transactions, including the Combination Transactions, may not be completed until notifications have been given and information furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. ILG and MVW filed the Notification and Report Forms with the Antitrust Division and the FTC on May 18, 2018 and on May 29, 2018, the FTC granted early termination of the HSR Act waiting period.

Mexican Antitrust. The approval of the Combination Transactions by the COFECE under the Mexican Federal Economic Competition Law is required to consummate the Combination Transactions. Under the Mexican Federal Economic Competition Law, transactions involving parties with sales above certain revenue levels cannot be completed until they are reviewed and approved by COFECE. MVW and ILG filed a formal notification to COFECE of the Combination Transactions on June 1, 2018 and on July 12, 2018 COFECE unanimously and unconditionally approved the Combination Transactions.

MVW and ILG cannot assure you that a challenge to the Combination Transactions will not be made or that, if a challenge is made, it will not succeed.

Exchange of Shares in the Combination Transactions

At the effective time of the Initial Holdco Merger, shares of ILG common stock which have been converted into the right to receive shares of Holdco common stock will convert into the right to receive merger consideration automatically. MVW will deposit (or cause to be deposited) with the exchange agent, book-entry shares or certificates representing sufficient shares of MVW common stock to be delivered as the stock merger consideration and to be sold by the exchange agent to make payments of cash in lieu of fractional shares of MVW common stock and cash sufficient to make payments of the cash merger consideration.

As soon as reasonably practicable after the effective time of the Initial Holdco Merger, the exchange agent will, and MVW will cause the exchange agent to, mail a letter of transmittal and instructions for use in effecting the surrender of the certificates or the book-entry shares in exchange for the merger consideration to (a) each holder of record of a certificate that immediately prior to the ILG Merger represented outstanding shares of ILG common stock (“Certificate”), and (b) each holder of uncertificated shares of ILG common stock represented by book-entry (“Book-Entry Shares”). Upon surrender of a Certificate or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by MVW, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by MVW or the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the merger consideration that such holder has the right to receive under the merger agreement, and any Certificate and Book-Entry Share so surrendered or cancellation shall forthwith be canceled.

No dividends or other distributions with respect to MVW common stock with a record date after the Initial Holdco Merger shall be paid to the holder of any unsurrendered Certificate or uncancelled Book-Entry Share with respect to any shares of MVW common stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the merger agreement, in each case until the surrender or cancellation of such Certificate or Book-Entry Share in accordance with the merger agreement. Subject to applicable laws, following surrender or cancellation of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of MVW common stock issued in exchange therefor, without interest, (i) at the time of such surrender or cancellation, the amount of any cash payable in lieu of a fractional share of MVW common stock to which such holder is entitled pursuant to the merger agreement and the amount of dividends or other distributions with a record date after the Initial Holdco Merger theretofore paid with respect to such shares of MVW common stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Initial Holdco Merger but prior to such surrender or cancellation and a payment date subsequent to such surrender or cancellation payable with respect to such shares of MVW common stock.

If any Certificates have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by MVW or the exchange agent, the posting by such person of a bond in such reasonable amount as MVW or the exchange agent, as applicable, may direct as indemnity against any claim that may be made against with respect to such Certificate, the exchange agent will deliver in exchange for such lost, stolen or destroyed Certificate, the merger consideration and any unpaid dividends and other distributions on shares of MVW common stock deliverable in respect thereof.

Each of the parties to the merger agreement and the exchange agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to the merger agreement those amounts that it is required to deduct and withhold from such payments under applicable tax law.

Treatment of ILG Equity-Based Awards

Each ILG equity-based award that is outstanding as of the effective time of the ILG Merger will first be converted into a Holdco equity-based award of the same type on a one-for-one basis at the effective time of the Initial Holdco Merger and will then be converted into a right to receive (a) MVW equity-based awards, and (b) a cash-based award at the effective time of the Initial Holdco Merger; provided that MVW may permit holders of ILG equity-based awards to elect to convert the cash portion of the ILG equity-based awards to an MVW equity-based award. If permitted, holders of ILG equity-based awards will be required to make any such election no later than ten days prior to the effective time of the ILG Merger. The result of such conversion and potential election is the following:

•	Each ILG RSU award will be converted into a right to receive (i) an MVW RSU award, with generally the same terms and conditions (including vesting conditions) as were applicable to the ILG RSU award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG RSU award prior to conversion). The number of shares of MVW common stock subject to each converted RSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG RSU award (the “RSU number”) by 0.165 (the “equity award exchange ratio”), rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying $14.75 (the “cash merger consideration”) by the RSU number.

•

Each ILG PSU award will be converted into a right to receive (i) an MVW RSU award, with generally the same terms and conditions (including time-vesting conditions, but excluding performance goals) that applied to the ILG PSU award prior to conversion; and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award with generally the same terms and conditions (including time-vesting conditions, but excluding performance goals) that applied to the ILG PSU award before conversion.

The number of shares of MVW common stock subject to each such RSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG PSU award that each holder would be eligible to receive based on deemed achievement of performance at target level immediately prior to the effective time of the Initial Holdco Merger (the “PSU number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the PSU number.

•	Each ILG restricted stock award will be converted into a right to receive (i) an MVW restricted stock award with generally the same terms and conditions (including vesting conditions) as were applicable to the ILG restricted stock award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG restricted stock award prior to conversion). The number of shares of MVW common stock subject to each converted restricted stock award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG restricted stock award (the “restricted share number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the restricted share number.

•	Each ILG DSU award will be converted into a right to receive (i) an MVW DSU award with generally the same terms and conditions as were applicable to the ILG DSU award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG DSU award prior to conversion). The number of shares of MVW common stock subject to each converted DSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG DSU award (the “DSU number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the DSU number.

•	If holders of ILG equity-based awards elect to convert their respective cash-based award to an MVW equity-based award, the value of the MVW equity-based award will be the MVW per share fair market value.

Dividend Policy and Share Repurchases

MVW most recently paid a quarterly cash dividend of $0.40 per share to its stockholders. Under the merger agreement, MVW may, without ILG’s consent, declare and pay any regular quarterly cash dividend made by MVW in accordance with its existing dividend policy in an amount up to $0.40 per share. The merger agreement prohibits MVW from purchasing shares of its capital stock without ILG’s consent.

ILG most recently paid a quarterly cash dividend of $0.175 per share to its stockholders. Under the merger agreement, ILG may, without MVW’s consent, declare and pay any regular quarterly cash dividend made by ILG in accordance with its existing dividend policy in an amount up to $0.175 per share. The merger agreement prohibits ILG from purchasing shares of its capital stock without MVW’s consent.

The merger agreement also requires coordination between ILG and MVW for the record and payment dates for their regular quarterly dividends to ensure that (a) for the calendar quarter immediately preceding the calendar quarter that includes the closing of the Combination Transactions, (i) ILG stockholders receive a regular quarterly dividend from ILG and (ii) MVW stockholders receive a regular quarterly dividend from MVW, and (b) for the calendar quarter that includes the closing of the Combination Transactions, (i) ILG does not declare or pay a regular quarterly dividend for such quarter and (ii) MVW stockholders after the Initial Holdco Merger (including the former ILG stockholders who receive shares of MVW common stock in connection with the Initial Holdco Merger) receive a regular quarterly dividend from MVW for such quarter.

NYSE Market Listing of MVW Common Stock

MVW has agreed to use reasonable best efforts to cause the MVW common stock issued in connection with the Initial Holdco Merger to be approved for listing on the NYSE. The listing of the common shares of MVW is also a condition to completion of the Initial Holdco Merger.

Agreement with Certain ILG Stockholders

Concurrently with the execution of the merger agreement, MVW and ILG entered into a voting agreement, attached as Annex F to this joint proxy statement/prospectus, with the ILG Supporting Stockholders, pursuant to which the ILG Supporting Stockholders have agreed, among other matters and upon the terms and subject to the conditions set forth in the voting agreement, to vote all of their shares of ILG common stock in favor of the ILG combination transactions proposal and the other actions contemplated by the merger agreement and against any proposal that would reasonably be expected to result in an alternative transaction and any action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions. The ILG Supporting Stockholders are the beneficial owners of 16,643,957 shares of ILG common stock in the aggregate, or approximately 13.4% of the voting power of ILG as of the date of this joint proxy statement/prospectus. Under the voting agreement, (i) MVW agreed to assume all obligations and liabilities of ILG under the Registration Rights Agreement and (ii) Qurate Retail was granted certain additional registration rights to Qurate Retail.

The voting agreement will terminate automatically upon the earlier of (i) such date and time as the merger agreement shall be terminated pursuant to its terms, (ii) the effective time of the Final Holdco Merger and (iii) the execution of any agreement, which amends, modifies or changes certain provisions of the merger agreement in a manner that is or is reasonably expected to be adverse to the ILG Supporting Stockholders, provided, however, that certain rights and obligations of the parties to the voting agreement, including the registration rights granted to Qurate Retail and the Liberty Parties and the obligations of the combined company concerning such registration rights, shall survive termination of the voting agreement.

Delisting and Deregistration of ILG Common Stock

Upon closing of the Combination Transactions, ILG common stock will be delisted from the NASDAQ and there will no longer be a trading market for such stock. In addition, ILG common stock will be deregistered under the Exchange Act, and ILG will no longer file periodic reports with the SEC.

Description of Debt Financing

Overview

In connection with the Combination Transactions, MVW intends to issue or borrow, or to cause one of its wholly-owned subsidiaries to issue or borrow, a combination of debt securities in a public or private offering, term loans and/or revolving loans. On June 8, 2018, MVW entered into a bridge facility commitment letter with JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Robinson Humphrey, Inc., Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Credit Suisse Loan Funding LLC, as joint arrangers, pursuant to which the bridge commitment parties have agreed to provide a 364-day senior unsecured bridge loan facility in an aggregate principal amount of up to $2,450,000,000. The bridge commitment parties’ obligation to fund the bridge facility is subject to several limited conditions as set forth in the bridge facility commitment letter, including, among others, completion of the merger, the non-occurrence of a material adverse effect (as defined in the bridge facility commitment letter) on ILG, the accuracy in all material respects of certain representations and warranties related to both MVW and ILG, the delivery of certain financial statements of MVW and ILG and other customary conditions.

Bridge Loan

Pursuant to the terms of the bridge facility commitment letter, the proceeds of the loans under the bridge facility will be available upon the satisfaction of several limited conditions precedent on completion of the merger and, if drawn, will be used, in part, to finance the cash component of the merger consideration and to pay fees, commissions and expenses incurred in connection with the merger. The loans under the bridge facility will mature on the 364th day after funding thereof.

Conditions Precedent

The bridge commitment parties’ obligation to fund the loans under the bridge facility is subject to several limited conditions, including completion of the merger, the non-occurrence of a material adverse effect (as such term is defined in the bridge facility commitment letter) on ILG, the accuracy in all material respects of certain representations and warranties related to both MVW and ILG, the delivery of certain financial statements of MVW and ILG and other customary conditions more fully set forth in the bridge facility commitment letter.

Interest

At the option of Marriott Ownership Resorts, Inc. (the “Borrower”), a subsidiary of MVW, borrowings under the bridge facility will bear interest at either a base rate or at the reserve adjusted Eurodollar rate, plus, in each case, an applicable margin. The applicable margin will initially be 1.00% with respect to base rate borrowings, and 2.00% with respect to the reserve adjusted Eurodollar rate borrowings, and subject to increase every ninety-day period by 0.25%, beginning on the ninetieth day after the closing of, and funding of the loans under, the bridge facility, based on how long the loans under the bridge facility are outstanding.

If the base rate option is selected by the Borrower, interest will be at the base rate plus the applicable margin, calculated on the basis of the actual number of days elapsed in a year of 365 or 366 days and payable quarterly in arrears. The base rate will be, for any day, a fluctuating rate per annum equal to the highest of (i) the rate publicly announced by the administrative agent as its “prime rate”, (ii) the Federal Funds effective rate plus 1/2 of 1.00% and (iii) the one-month reserve adjusted Eurodollar Rate (provided, that the reserve adjusted Eurodollar Rate shall not be less than zero), plus 1.00%.

If the reserve adjusted Eurodollar rate option is selected by the Borrower, interest will be determined based on interest periods to be selected by the Borrower of one, two, three or six months or (if agreed by all relevant lenders under the bridge facility) twelve months and for each interest period will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”), for deposits with a term equivalent to such interest period in U.S. dollars adjusted for applicable reserve requirements (such rate as so adjusted is referred to in this joint proxy statement/prospectus as the “reserve adjusted Eurodollar rate”), plus the applicable margin. Interest will be paid at the end of each interest period (and at the end of every three months, in the case of interest periods longer than three months) and will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

Covenants and Events of Default

The bridge facility commitment letter provides that the definitive financing agreement documenting the bridge facility (if any), which is referred to in this joint proxy statement/prospectus as the “bridge credit agreement”, will contain covenants substantially similar to the covenants in the Credit Agreement, dated as of August 16, 2017, among MVW, the Borrower, the several banks and other financial institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “2017 existing credit facility”), which relate to, among other things, the following subjects:

•	legal existence;

•	payment of taxes;

•	maintenance of insurance;

•	performance of obligations;

•	maintenance of property;

•	observance of legal requirements;

•	delivery of financial statements and other information;

•	books and records;

•	limitations on indebtedness;

•	limitations on liens;

•	limitations on dispositions of assets;

•	limitations on affiliate transactions;

•	limitations on mergers, consolidations, amalgamations, liquidations and dissolutions;

•	limitations on restricted payments;

•	limitations on investments;

•	limitation on dividends by subsidiaries; and

•	limitation on negative pledges.

In addition, the bridge facility commitment letter provides that the bridge credit agreement (if executed and delivered) will include (x) a financial covenant requiring the ratio of consolidated net indebtedness to consolidated adjusted EBITDA not to exceed 4:50:1.00 (defined and calculated in a manner consistent with the 2017 existing credit facility) and (y) a financial covenant requiring the ratio of consolidated adjusted EBITDA to consolidated interest expense not to exceed 2:50:1.00 (defined and calculated in a manner consistent with the 2017 existing credit facility).

The bridge facility commitment letter also provides that the bridge credit agreement (if executed and delivered) will contain events of default substantially similar to the events of default in the 2017 existing credit facility, limited to nonpayment of principal when due; nonpayment of interest or fees within five business days of due date; violation of covenants (subject to a grace period of thirty days in the case of certain affirmative covenants); material inaccuracy of representations and warranties (subject to a grace period of thirty days); payment default or default resulting in or permitting acceleration in respect of indebtedness in excess of an amount to be agreed; bankruptcy or insolvency events; change in control; undischarged judgments in excess of an amount to be agreed; invalidity of any material guarantee; and certain events under the Employee Retirement Income Security Act of 1974, as amended, which is referred to in this joint proxy statement/prospectus as “ERISA”, in an amount that could reasonably be expected to result in a material adverse effect.

Securitization and Warehouse Facility

ILG will use commercially reasonable efforts to close a term securitization with net proceeds of approximately $200,000,000 (if appropriate given the amount of receivables then available, or such lesser amount as ILG reasonably determines, and net of any required deposit of proceeds into a prefunding account) secured by its vacation ownership notes receivable in a manner consistent with past practice; provided that, if such securitization cannot be effected on reasonable terms (in ILG’s discretion), then ILG will use its commercially reasonable efforts to implement a receivables financing with respect to such vacation ownership notes receivable through a warehouse credit facility with a capacity of at least $250,000,000 that will survive the closing of the Combination Transactions without a material change in terms.

Litigation Relating to the Combination Transactions

On July 6, 2018, a complaint challenging the Combination Transactions was filed on behalf of alleged stockholders of ILG in the District Court for the District of Delaware, captioned Scarantino v. ILG, Inc., et al., Case No. 1:18-cv-00999-UNA.

The complaint names as defendants ILG, ILG’s directors, Holdco, Ignite Merger Sub, MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub. The complaint alleges that (i) ILG and ILG’s directors issued a false and misleading registration statement in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (ii) ILG’s directors, MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub violated Section 20(a) of the Exchange Act by allegedly exercising control over ILG and ILG’s directors while they issued a false and misleading registration statement. The complaint seeks an injunction preventing the defendants from consummating the Combination Transactions and attorneys’ fees and costs, as well as other remedies.

On July 13, 2018, a complaint challenging the Combination Transactions was filed on behalf of an alleged stockholder of ILG in the District Court for the Southern District of Florida, captioned Patricia Stephens v. ILG, Inc., et al., Case No. 1:18-cv-22844-CMA.

The complaint names ILG and ILG’s directors as defendants. The complaint alleges that (i) ILG and ILG’s directors issued a false and misleading registration statement in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and (ii) ILG’s directors violated Section 20(a) of the Exchange Act by allegedly exercising control over ILG while issuing a false and misleading registration statement. The complaint seeks an injunction preventing the defendants from consummating the Combination Transactions and attorneys’ fees and costs, as well as other remedies.

ILG and MVW believe that these lawsuits are without merit and intend to defend themselves vigorously. Similar lawsuits could be filed in the future.

Appraisal Rights for ILG Stockholders

Under Delaware law, holders of ILG common stock are entitled to receive payment in cash for the fair value of their shares of ILG common stock as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration ILG stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights.

ILG stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Strict compliance with the statutory procedures is required to perfect appraisal rights under Delaware law.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by an ILG stockholder in order to dissent from the Combination Transactions and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex E to this joint proxy statement/prospectus. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of ILG common stock unless otherwise indicated.

Section 262 requires that stockholders for whom appraisal rights are available be notified not less than twenty days before the stockholders’ meeting to vote on the Combination Transactions that appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes notice to ILG stockholders of the availability of appraisal rights in compliance with the requirements of Section 262. If an ILG stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex E to this joint proxy statement/prospectus because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.

If you are a record holder of shares of ILG common stock and wish to elect to demand appraisal of your shares, you must satisfy each of the following conditions:

•	You must deliver to ILG a written demand for appraisal of your shares before the vote with respect to the Combination Transactions is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption and approval of the ILG combination transactions proposal. Voting against or failing to vote for the adoption and approval of the ILG combination transactions proposal by itself does not constitute a demand for appraisal within the meaning of Section 262.

•	You must not vote in favor of, or consent in writing to, the adoption and approval of the ILG combination transactions proposal. A vote in favor of the adoption and approval of the ILG combination transactions proposal, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the adoption and approval of the ILG combination transactions proposal. Therefore, an ILG stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the ILG combination transactions proposal or abstain from voting on the ILG combination transactions proposal.

•	You must continue to hold your shares of ILG common stock through the effective date of the Combination Transactions. Therefore, a stockholder who is the record holder of shares of ILG common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the Combination Transactions will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the Combination Transactions are completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your shares of ILG common stock. All demands for appraisal should be addressed to ILG Inc., 6262 Sunset Drive, Miami, Florida 33143, Attention: Corporate Secretary, and must be delivered before the vote on the ILG combination transactions proposal is taken at the ILG special meeting and should be executed by, or on behalf of, the record holder of the shares of ILG common stock. The demand must reasonably inform ILG of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

Only a holder of record of shares of ILG common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holders name. To be effective, a demand for appraisal by a holder of ILG common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its ILG stock certificate(s) (or in the stock ledger). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to ILG. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If an ILG stockholder holds shares of ILG common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within ten days after the effective time, MVW must give written notice that the Combination Transactions have become effective to each former ILG stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the ILG combination transactions proposal. Within one hundred and twenty days after the effective date of the Combination Transactions, any stockholder who has complied with Section 262 will, upon written request to MVW be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the ILG combination transactions proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of ILG common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from MVW the statement described in the previous sentence. Such written statement will be mailed to the requesting ILG stockholder within ten days after such written request is received by MVW or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within one hundred and twenty days after the effective date of the Combination Transactions, either MVW or any ILG stockholder who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all ILG stockholders entitled to appraisal. A person who is the beneficial owner of shares of ILG common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by an ILG stockholder, service of a copy of such petition shall be made upon MVW. MVW has no obligation to file such a petition in the event there are dissenting ILG stockholders. Accordingly, the failure of an ILG stockholder to file such a petition within the period specified could nullify the ILG stockholder’s previously written demand for appraisal. There is no present intent on the part of ILG to file an appraisal petition, and ILG stockholders seeking to exercise appraisal rights should not assume that ILG will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares. Accordingly, ILG stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

If a petition for appraisal is duly filed by an ILG stockholder and a copy of the petition is delivered to MVW, MVW will then be obligated, within twenty days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all ILG stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by MVW. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those ILG stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the ILG stockholders who have demanded appraisal for their shares represented by Certificates (if any) to submit their Certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any such ILG stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determination of the ILG stockholders entitled to appraisal of their shares of ILG common stock, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Combination Transactions, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Combination Transactions through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Combination Transactions and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, ILG may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the ILG stockholders entitled to receive the same, upon surrender by such holders of the Certificates representing those shares or in the case of book-entry shares, forthwith.

In determining fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

ILG stockholders should be aware that the fair value of shares of ILG common stock as determined under Section 262 could be more than, the same as, or less than the value that such ILG stockholder is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon MVW and the ILG stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of an ILG stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any ILG stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any ILG stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within one hundred and twenty days after the effective time, or if the ILG stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within sixty days after the effective time, then the right of that ILG stockholder to appraisal will cease and that ILG stockholder will be entitled to receive an amount of shares of MVW common stock equal to the exchange ratio for his, her or its shares of ILG common stock pursuant to the merger agreement. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any ILG stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any ILG stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within sixty days after the effective date of the Combination Transactions.

In view of the complexity of Section 262 of the DGCL relating to appraisal rights, ILG stockholders that consider making a demand for appraisal in accordance with Delaware law, should seek the advice of their own legal advisor. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

No Rights of Appraisal for MVW Stockholders

Holders of MVW common stock will not have any rights of appraisal as a result of the Combination Transactions.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of ILG and MVW are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. ILG and MVW stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions about the Combination Transactions, including the approval of the ILG combination transactions proposal or the MVW stock issuance proposal, as applicable.

The merger agreement is included in this joint proxy statement/prospectus to provide you with information on its terms and is not intended to provide any factual information about ILG or MVW. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may not be intended as statements of fact, but rather as a way of allocating the risk between the parties if the statements therein prove to be inaccurate;

•	have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus.

This summary is qualified in its entirety by reference to the merger agreement.

Terms of the Combination Transactions; Merger Consideration

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, MVW will combine with ILG in a series of business combinations:

•	first, Ignite Merger Sub will be merged with and into ILG, with ILG surviving the merger as a wholly-owned subsidiary of Holdco;

•	second, ILG will be converted from a Delaware corporation to a Delaware limited liability company;

•	third, Volt Corporate Merger Sub will be merged with and into Holdco, after which Holdco will survive the merger as a wholly-owned subsidiary of MVW; and

•	fourth, Holdco will be merged with and into Volt LLC Merger Sub, with Volt LLC Merger Sub surviving the merger as a wholly-owned subsidiary of MVW.

As a result of the Combination Transactions, (a) Volt LLC Merger Sub will remain a wholly-owned subsidiary of MVW, (b) ILG LLC (formerly known as ILG) will become a wholly-owned direct subsidiary of Volt LLC Merger Sub, (c) Ignite Merger Sub will cease to exist, (d) Volt Corporate Merger Sub will cease to exist and (e) Holdco will cease to exist.

Subject to the terms and conditions of the merger agreement, (a) as a result of the ILG Merger, each share of ILG common stock will be converted into the right to receive one share of Holdco common stock and (b) as a result of the Initial Holdco Merger, each share of Holdco common stock (including any right to receive shares of Holdco common stock as a result of the ILG Merger) will be converted into the right to receive (i) 0.165 shares of MVW common stock (the “stock merger consideration”) and (ii) $14.75 in cash without interest (the “cash merger consideration”). No fractional shares of MVW common stock will be issued to former ILG stockholders in connection with the Combination Transactions. Instead, each former holder of ILG common stock will receive cash in lieu of any fractional shares of MVW common stock that they would otherwise have been entitled to receive.

The rights of ILG stockholders who receive shares of MVW common stock as merger consideration after the merger will be governed by MVW’s certificate of incorporation and MVW’s bylaws. The rights of MVW stockholders will continue to be governed by MVW’s certificate of incorporation and MVW’s bylaws. See the section entitled “Comparison of Stockholder Rights” beginning on page 171 of this joint proxy statement/prospectus.

Completion of the Combination Transactions

The closing of the Combination Transactions will take place on the third business day after all conditions to the completion of the Combination Transactions have been satisfied or waived, unless the parties to the merger agreement agree to a different date (the “Closing Date”). The ILG Merger will become effective at 11:58 p.m. New York City time on the Closing Date or at such later time as the parties agree and specify in the certificate of merger for the ILG Merger filed with the Secretary of State of the State of Delaware; provided that such date and time must be before the effective time of the ILG LLC Conversion. The ILG LLC Conversion will become effective at 11:59 p.m. New York City time on the Closing Date or at such later time as the parties agree and specify in the certificate of conversion for the ILG LLC Conversion filed with the Secretary of State of the State of Delaware; provided that such date and time must be after the effective time of the ILG Merger and before the effective time of the Initial Holdco Merger. The Initial Holdco Merger will become effective at 12:01 a.m. New York City time on the day immediately following the Closing Date or at such later time as the parties agree and specify in the certificate of merger for the Initial Holdco Merger filed with the Secretary of State of the State of Delaware; provided that such date and time must be after the effective time of the ILG LLC Conversion and before the effective time of the Final Holdco Merger. The Final Holdco Merger will become effective at 12:02 a.m. New York City time on the day immediately following the Closing Date or at such later time as the parties agree and specify in the certificate of merger for the Final Holdco Merger filed with the Secretary of State of the State of Delaware; provided that such date and time must be after the effective time of the Initial Holdco Merger.

Upon completion of the Combination Transactions, ILG stockholders will own approximately 43% of MVW on a fully diluted basis, and MVW stockholders will own approximately 57% of MVW on a fully diluted basis.

MVW and ILG are currently targeting to complete the Combination Transactions by the end of August 2018. However, as the Combination Transactions are subject to the satisfaction or waiver of conditions described in the merger agreement, it is possible that factors outside the control of ILG and MVW could result in the Combination Transactions being completed at an earlier time, a later time or not at all.

Conversion of Shares; Exchange of Shares in the Combination Transactions

At the effective time of the Initial Holdco Merger, shares of ILG common stock which have been converted into the right to receive shares of Holdco common stock will convert into the right to receive merger consideration automatically. MVW will deposit (or cause to be deposited) with the exchange agent, book-entry shares or certificates representing sufficient shares of MVW common stock to be delivered as the stock merger consideration and to be sold by the exchange agent to make payments of cash in lieu of fractional shares of MVW common stock and cash sufficient to make payments of the cash merger consideration.

As soon as reasonably practicable after the effective time of the Initial Holdco Merger, the exchange agent will, and MVW will cause the exchange agent to, mail a letter of transmittal and instructions for use in effecting the surrender of the Certificates or the book-entry shares in exchange for the merger consideration to (a) each holder of record of a Certificate, and (b) each holder of Book-Entry Shares. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by MVW, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by MVW or the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the merger consideration that such holder has the right to receive under the merger agreement, and any Certificate and Book-Entry Share so surrendered or cancellation shall forthwith be canceled.

No dividends or other distributions with respect to MVW common stock with a record date after the Initial Holdco Merger shall be paid to the holder of any unsurrendered Certificate or uncancelled Book-Entry Share with respect to any shares of MVW common stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to the merger agreement, in each case until the surrender or cancellation of such Certificate or Book-Entry Share in accordance with the merger agreement. Subject to applicable laws, following surrender or cancellation of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of MVW common stock issued in exchange therefor, without interest, (i) at the time of such surrender or cancellation, the amount of any cash payable in lieu of a fractional share of MVW common stock to which such holder is entitled pursuant to the merger agreement and the amount of dividends or other distributions with a record date after the Initial Holdco Merger theretofore paid with respect to such shares of MVW common stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Initial Holdco Merger but prior to such surrender or cancellation and a payment date subsequent to such surrender or cancellation payable with respect to such shares of MVW common stock.

If any Certificates have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by MVW or the exchange agent, the posting by such person of a bond in such reasonable amount as MVW or the exchange agent, as applicable, may direct as indemnity against any claim that may be made against with respect to such Certificate, the exchange agent will deliver in exchange for such lost, stolen or destroyed Certificate, the merger consideration and any unpaid dividends and other distributions on shares of MVW common stock deliverable in respect thereof.

Each of the parties to the merger agreement and the exchange agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to the merger agreement those amounts that it is required to deduct and withhold from such payments under applicable tax law.

Representations and Warranties

The merger agreement contains the following representations and warranties by ILG and MVW, which are generally reciprocal, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	organization, standing and power;

•	authority with respect to the execution and delivery of the merger agreement, and the due and valid execution and delivery and enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	capital structure;

•	ownership of subsidiaries;

•	SEC documents and financial statements;

•	internal controls and disclosure controls and procedures;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	accuracy of information supplied or to be supplied for use in this joint proxy statement/prospectus;

•	absence of certain changes and events from December 31, 2017 to the date of execution of the merger agreement;

•	compliance with applicable laws and permits;

•	litigation;

•	employee benefits matters, ERISA compliance and employment and labor matters;

•	tax matters;

•	inapplicability of state takeover statutes and anti-takeover devices;

•	intellectual property;

•	material contracts;

•	environmental matters;

•	compliance with applicable anti-corruption and trade sanctions laws;

•	real property;

•	opinions from financial advisors;

•	broker’s fees payable in connection with the Combination Transactions;

•	affiliate transactions; and

•	timeshare and exchange matters.

The merger agreement also contains certain representations and warranties of ILG about its wholly-owned subsidiaries Ignite Holdco, Inc. and Ignite Holdco Subsidiary, Inc., including their organization, standing and power, lack of prior business activities or liabilities, authority with respect to the execution and delivery of the merger agreement and the due and valid execution and delivery and enforceability of the merger agreement and capital structure.

The merger agreement also contains certain representations and warranties of MVW about:

•	its wholly-owned subsidiaries Volt Merger Sub, Inc. and Volt Merger Sub, LLC, including their organization, standing and power, lack of prior business activities or liabilities, authority with respect to the execution and delivery of the merger agreement and the due and valid execution and delivery and enforceability of the merger agreement and capital structure; and

•	matters with respect to the debt commitment letter regarding financing.

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, with respect to either party, any fact, circumstance, effect, change, event or development that (i) materially adversely affects the business, properties, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (ii) prevents or materially impairs or delays the consummation of any of the transactions contemplated by the merger agreement, other than, in the case of clause (i) only, any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of:

•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect on such party);

•	the execution and delivery of the merger agreement or the public announcement of the Combination Transactions or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of such party and its subsidiaries with employees, customers, suppliers, lenders or partners;

•	any change, in and of itself, in the market price or trading volume of such party’s securities, or any change in the credit rating of such party (provided that the underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a material adverse effect on such party);

•	any hurricane, tornado, flood, earthquake or other natural disaster;

•	any litigation brought by stockholders of such party alleging breach of fiduciary duty or inadequate disclosure in connection with the merger agreement or any of the transactions contemplated thereby; and

•	except to the extent that the following affect a party and its subsidiaries in a disproportionate manner as compared to other companies that participate in the businesses that such party and its subsidiaries operate:

•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction;

•	any change in applicable law, regulation or U.S. GAAP (or authoritative interpretation thereof) first proposed after the date of the merger agreement; and

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement.

Conduct of Business

Each of ILG and MVW has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the Initial Holdco Merger. In general, each of ILG and MVW has agreed to, and to cause their respective subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organizations, preserve their assets and properties in good repair and condition, use commercially reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them.

Each of ILG and MVW has also agreed to various specific restrictions relating to the conduct of its business, including with respect to the following (subject in each case to certain exceptions, including those specified below or in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement):

•	declaring, setting aside or paying any dividends on, making any distributions in respect of, or entering into any agreement with respect to the voting stock of, any of its capital stock, except that ILG and MVW may continue to pay their regular quarterly dividend;

•	splitting, combining or reclassifying any of its capital stock or other shares of capital stock, other equity interests or other voting securities, any securities convertible into or exchangeable or exercisable for, or based upon the value of, its shares of capital stock, other equity interests or other voting securities, any warrants, calls, options or other rights to acquire from it, or its obligations to issue, any capital stock, other equity interests or other voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, its capital stock, other equity interests or other voting securities or any shares of its restricted stock, restricted stock units, stock appreciation rights, “phantom” stock or similar securities or rights, in each case, that are derivative of, or provide economic benefits based on the value of, its capital stock, other equity interest or other voting securities (collectively, the “Securities”) or issuing or authorizing the issuance of any of its capital stock or any other Securities;

•	purchasing, redeeming or otherwise acquiring any shares of its capital stock or the capital stock of any of its subsidiaries or any other Securities or any rights, warrants or options to acquire such shares or other Securities;

•	issuing, delivering, selling, pledging or otherwise encumbering or subjecting to any lien any shares of its capital stock, any voting securities or other Securities;

•	other than in the ordinary course of business consistent with past practice, amending, renewing, terminating or waiving in any material respect certain specified contracts except for any amendments or renewals of, such contracts without adverse changes, additions or deletions of terms;

•	entering into any new agreement, contract or other binding obligation containing any material non-competition agreement, any material agreement that grants the other party or any third person exclusivity or “most favored nation” status or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, the businesses of it and its subsidiaries, taken as a whole, is or would be conducted;

•	entering into or renewing, or amending in any material respect, any material agreement, contract or other binding obligation relating to outsourcing of operations;

•	in the case of ILG, enter into any agreement, contract or other binding obligation with respect to acquisition, development or construction of vacation ownership inventory to the extent amounts payable thereunder by ILG or any of its subsidiaries would be in excess of 110% of the amounts budgeted therefor in the budget provided to MVW prior to the date of the merger agreement;

•	in the case of ILG, enter into, extend, amend or renew any agreement, contract or other binding obligation requiring payments by ILG or any of its subsidiaries of more than $2,000,000 individually, or $10,000,000 in the aggregate, unless such agreement, contract or other binding obligation is terminable without payment or penalty on less than twelve months’ written notice;

•	(i) entering into any joint venture, joint development or analogous transaction, (ii) merging with or entering into a consolidation with or otherwise acquiring any interest in any person, or acquiring a substantial portion of the assets, all or a portion of the business (or any division or line of business thereof) or any property of any person, (iii) authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (iv) otherwise (x) acquiring an interest in any assets or (y) securing new management agreements with respect to any assets (except for certain ordinary course acquisitions of tangible assets and capital expenditures (and in the case of MVW, office leases)), or (v) entering into any new line of business, subject to certain exceptions, including in the case of (i), (ii) (but excluding any merger or consolidation of parties to the merger agreement with any person), and (iv), one or more series of transactions with respect to which the consideration (including loans and leases, and valuing leases for the purposes of this calculation at their net present value) does not exceed $10,000,000 individually or $30,000,000 in the aggregate;

•	(i) transferring, selling, leasing, subleasing, licensing, sublicensing or otherwise disposing of any material assets or material properties of it or any of its subsidiaries or (ii) mortgaging or pledging any material assets or material properties of it or any of its subsidiaries, or subjecting any such assets or properties to any other lien not otherwise permitted by the merger agreement, subject to certain exceptions, including sales or other disposition transactions in the ordinary course of business consistent with past practice (provided that the sale or transfer of material assets and licensing on an exclusive basis shall not constitute the ordinary course of business consistent with past practice; and provided, further that the sale of vacation ownership interests to consumers and recordation of applicable real estate offering documents against properties to create vacation ownership interests constitute the ordinary course of business consistent with past practice), and one or more series of such transactions with respect to which the consideration does not exceed, with respect to ILG, $5,000,000 individually or $10,000,000 in the aggregate, and with respect to MVW, $50,000,000 in the aggregate;

•	creating, incurring, assuming, refinancing, prepaying, repaying or replacing any indebtedness for borrowed money, or issuing any debt securities or any right to acquire debt securities, assuming, guaranteeing, endorsing or otherwise becoming liable or responsible for the indebtedness of, or make any loans, advances or capital contributions to, or investments in, another person or entering into any arrangement having the economic effect of any of the foregoing, subject to certain exceptions, including debt incurred or repaid in the ordinary course of business and consistent with past practice under current borrowing agreements or refinancings thereof or securitization indebtedness in the ordinary course of business and consistent with past practice;

•	waiving, releasing, assigning, settling or compromising any pending or threatened action which (i) is material to its and its subsidiaries’ business, taken as a whole, (ii) otherwise involves the payment by such party of an amount in excess of $5,000,000 in the case of ILG and $10,000,000 in the case of MVW (excluding any amounts that may be paid under existing insurance policies) other than settlements or compromises of any pending or threatened action for an amount not materially in excess of the amount reflected or reserved against in its balance sheet, or (iii) involves any admission of criminal wrongdoing;

•	except as required by any benefit plan, program, or arrangement agreement or incentive, employment, or other compensation plan, program, or arrangement (collectively referred to herein as “benefit plan”) in effect on the date of the merger agreement or as required by applicable law:

•	increasing any compensation or benefit to, or entering into or amending any employment, change-in-control or severance agreement with, any current or former director, officer or other employee, other than with respect to employees who are not directors or executive officers or not otherwise receiving an annual base salary of $200,000 or above, increases in compensation or benefits in the ordinary course of business consistent with past practice;

•	granting or paying any bonuses, other than payment of performance-based bonuses outstanding on the date of the merger agreement in the ordinary course of business consistent with past practice and in accordance with the terms of any benefit plan in effect on the date of the merger agreement, to any director, officer or other employee;

•	entering into or adopting any new material benefit plan, or any plan, program, policy, agreement or arrangement that would be a material benefit plan if it was in effect on the date of the merger agreement (including any stock option, stock benefit or stock purchase plan), or amending or modifying, in a manner that would materially increase costs to ILG or MVW (as applicable), any existing material benefit plan or accelerating the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former, director, officer or other employee;

•	granting to any current or former director, officer or other employee any right to receive, or paying to any current or former director, officer or other employee, any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice); or

•	taking any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any director, officer or other employee;

•	changing any of its financial or tax accounting policies or procedures currently in effect, except as required by U.S. GAAP, Regulation S-X of the Exchange Act, or a governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), or as required by applicable law;

•	making, changing or revoking any material tax election, entering into any material closing agreement, settling any material tax claim, audit or assessment, or surrendering any right to claim a material tax refund, in each case except in the ordinary course of business;

•	take any action that would reasonably be expected to cause, for U.S. federal income tax purposes, the ILG Merger and the ILG LLC Conversion, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code or the Initial Holdco Merger and the Final Holdco Merger, taken together, to fail to constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

entering into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements (in the case of MVW, outside of the ordinary course of business), except with respect to securitization facilities entered into in fiscal year 2018 and intercompany debt in the ordinary course of business consistent with past practice;

•	other than as necessary to maintain value and functionality of its facilities, making aggregate capital expenditures that are greater than 110% of its budgeted capital expenditures as disclosed to the other party before the date of the merger agreement;

•	amending its organizational documents or adopting any stockholder rights plan, “poison pill” anti-takeover plan or similar device that would apply to the Combination Transactions;

•	entering into any transaction, contract, agreement, arrangement or understanding between it or any of its subsidiaries, on the one hand, and any of its affiliates (other than its wholly-owned subsidiaries), on the other hand, that would be required to be disclosed by it under Item 404 of Regulation S-K under the Securities Act;

•	entering into, or amending or modifying in any material respect, any collective bargaining agreement, card check neutrality/labor peace agreement or accretion provisions with any labor union; and

•	authorizing, or committing or agreeing to take, any of the foregoing actions.

No Solicitation of Alternative Proposals

Each of ILG and MVW has agreed that it will not and will not permit or authorize any of its controlled affiliates or any of its or their officers, directors or employees to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its controlled affiliates not to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage any inquiries regarding, or the making of, any proposal the consummation of which by any person would involve (1) a transaction or series of transactions pursuant to which a third party acquires or would acquire, directly or indirectly, beneficial ownership of more than 25% of the outstanding shares of common stock of such party or securities representing 25% or more of the voting power of such party, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving such party or any of its subsidiaries, (2) any transaction pursuant to which a third party acquires or would acquire, directly or indirectly, assets of such party or its subsidiaries representing 25% or more of the consolidated revenues, net income or assets of such party and its subsidiaries, taken as a whole, or (3) any disposition of assets representing 25% or more of the consolidated revenues, net income or assets of such party and its subsidiaries, taken as a whole (an “alternative transaction”); or

•	enter into, participate in or continue any discussions or negotiations with any person, with respect to any inquiries regarding, or the making of, any proposal the consummation of which by any person would constitute an alternative transaction (and shall cause any previously granted physical or electronic data room access provided to any such person to be immediately terminated).

Notwithstanding these restrictions, the merger agreement provides that, if at any time before obtaining approval of its stockholders, ILG or MVW receives a proposal that its board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a “superior proposal” (as defined below) and that did not result from a breach of the non-solicitation obligations set forth in the merger agreement, then ILG or MVW, as applicable, may (i) furnish information with respect to itself and its subsidiaries to the person making such proposal and its representatives and financing sources under a customary confidentiality agreement containing terms as to confidentiality and non-use generally no less restrictive than the terms of the confidentiality agreement entered into between ILG and MVW (provided that any such information that is non-public must have been previously provided to the other party or must be provided to the other party before or substantially concurrently with the time it is provided to such person) and (ii) participate in discussions or negotiations with the person making such proposal and its representatives and financing sources.

The merger agreement also requires each party to (i) notify the other party promptly, and in any event within 24 hours of receipt, advise the other party orally and in writing if such party receives any proposal relating to an alternative transaction, which notice must include a copy of such proposal and the identity of the person making such proposal, (ii) keep the other party reasonably informed of the status and material terms and conditions of any such proposal (including any material changes, modifications or amendments thereto) and (iii) provide the other party with any written proposal, indication of interest (or amendment thereto) or any other written material that constitutes an offer (or amendment thereto) for an alternative transaction or contains material terms thereof, including copies of any proposed definitive agreements relating to an alternative transaction and any financing commitments related thereto.

For purposes of the merger agreement, “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an alternative transaction (with all references to 25% in the definition of “alternative transaction” above being treated as references to 50%) that (i) did not result from a breach of the applicable non-solicitation obligations set forth in the merger agreement, (ii) is on terms that the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the party’s stockholders than the transactions contemplated by the merger agreement, taking into account all relevant factors (including any changes to the merger agreement that may be proposed by the other party) and (iii) the board of directors of such party determines in good faith is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Changes in Board Recommendations

ILG and MVW have agreed under the merger agreement to, through their respective boards of directors, recommend to their respective stockholders, that, in the case of ILG, they approve the ILG Merger and the Initial Holdco Merger and, in the case of MVW, they approve the issuance of shares of MVW common stock as consideration for the Initial Holdco Merger, and to include such recommendations in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither ILG’s Board nor MVW’s Board will (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, in any manner adverse to the other party, its approval or recommendation of the ILG Merger, the Initial Holdco Merger or the merger agreement or the issuance of the shares of MVW common stock in connection with the Initial Holdco Merger, as applicable, (ii) approve or recommend, or propose publicly to approve or recommend, any alternative transaction (any action referred to in clause (i) or this clause (ii) is referred to as an “adverse recommendation change”) or (iii) cause or permit ILG or MVW, as applicable, or any of ILG’s or MVW’s controlled affiliates, as applicable, to enter into any letter of intent, agreement in principle, term sheet, acquisition agreement or other agreement relating to any alternative transaction (other than a confidentiality agreement permitted by the merger agreement).

Notwithstanding the foregoing restrictions, at any time before obtaining the applicable stockholder approval, ILG’s Board or MVW’s Board, as applicable, may, if it determines in good faith, after it has received a proposal for an alternative transaction and determined that such transaction constitutes a superior proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, effect an adverse recommendation change or terminate the merger agreement to enter into a definitive agreement providing for such superior proposal (subject to its obligation to pay a termination fee as described below under “— Expenses and Termination Fees”). However, such board of directors may take any such action only (i) at a time that is after (x) it has given the other party at least five business days written notice specifying the material terms and conditions of such proposal (and including copies in the form provided to such party of the superior proposal and the then-current proposed draft definitive agreements relating to the superior proposal and financing documents), identifying the person making such proposal and stating that it intends to take such action and (y) it has negotiated in good faith with the other party during such five business day period (to the extent such other party desires to negotiate) with respect to any revisions of the terms of the transactions contemplated by the merger agreement proposed by such other party in response to such superior proposal and (ii) after such five business day period and following ILG’s Board or MVW’s Board, as applicable, having taken into account all changes (if any) to the terms of the merger agreement proposed by the other party and any other information provided by the other party in response to such notice; provided that if there is a material subsequent modification to the terms and conditions of such superior proposal, ILG or MVW, as applicable must again deliver a notice and comply with the above requirements, except that the notice period shall be three business days instead of five business days.

In addition, at any time before obtaining the applicable stockholder approval, ILG’s Board or MVW’s Board, as applicable, may, if it determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, effect an adverse recommendation change in response to any material event or circumstance that was not known by ILG’s Board or MVW’s Board, as applicable, on the date of the merger agreement (or if known, the consequences of which were not known by such board as of the date of the merger agreement), which event or circumstance, or any consequence thereof, (1) becomes known by the board of directors of such party before the time such party receives the applicable stockholder approval and (2) does not relate to a proposal, the consummation of which would constitute an alternative transaction. However, such board of directors may take any such action only (i) at a time that is after (x) it has given the other party at least five business days written notice advising the other party of all material information with respect to such event or circumstance, or any consequence thereof, and stating that it intends to make an adverse recommendation change and providing a full description of its rationale therefor and (y) it has negotiated in good faith with the other party during such five-day period (to the extent such other party desires to negotiate) with respect to any revisions of the terms of the transactions contemplated by the merger agreement proposed by such other party in response to such event or circumstance, or any consequence thereof, and (ii) following ILG’s Board or MVW’s Board, as applicable, having taking into account any changes to the terms of the merger agreement proposed by the other party and any other information provided by the other party in response to such notice.

If the board of directors of ILG or MVW effects an adverse recommendation change, such party will nonetheless continue to be obligated to hold its stockholder meeting and submit the proposals described in this joint proxy statement/prospectus to its stockholders, as applicable, unless the merger agreement has been terminated in accordance with its terms before such stockholder meeting.

Efforts to Obtain Required Stockholder Votes

ILG has agreed to hold a special meeting of its stockholders as soon as is reasonably practicable for the purpose of obtaining ILG stockholder approval of the ILG combination transactions proposal. Subject to the ability of ILG’s Board to make an adverse recommendation change, ILG must, through ILG’s Board, recommend to its stockholders the approval of the ILG combination transactions proposal. After careful consideration, ILG’s Board, at a meeting held on April 29, 2018, unanimously determined that it is advisable and in the best interests of ILG’s stockholders to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the Combination Transactions, and resolved to recommend the adoption of the merger agreement by ILG’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of ILG’s stockholders.

MVW has agreed to hold a special meeting of its stockholders as soon as is reasonably practicable for the purpose of obtaining MVW stockholder approval of the MVW stock issuance proposal. Subject to the ability of MVW’s Board to make an adverse recommendation change, MVW must, through MVW’s Board, recommend to its stockholders the approval of the MVW stock issuance proposal. After careful consideration, MVW’s Board, at a meeting held on April 29, 2018, unanimously determined that the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated by the merger agreement are advisable and in the best interest of MVW and its stockholders; authorized and approved the merger agreement, the issuance of shares of MVW common stock in the Initial Holdco Merger and the other transactions contemplated thereby by a unanimous vote of its directors; and adopted resolutions directing that the MVW stock issuance proposal be submitted to MVW stockholders for their consideration.

Both ILG and MVW are required to use their reasonable best efforts to hold the ILG special meeting and the MVW special meeting on the same date.

Efforts to Complete the Combination Transactions

Subject to the terms and conditions of the merger agreement, ILG and MVW have each agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the combination and the other transactions contemplated by the merger agreement, including using reasonable best efforts for:

•	the obtaining of all necessary actions or notifications, waivers, consents and approvals from governmental entities, including any action or non-action under antitrust laws before the effective time of the Initial Holdco Merger, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any required consents from, or to avoid an action or proceeding by, any governmental entity;

•	the obtaining of all necessary consents, approvals or waivers with respect to certain agreements;

•	the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties;

•	the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and

•	the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.

The foregoing obligations are subject to certain exceptions and limitations, including that neither MVW nor ILG will be required pursuant to any antitrust laws to hold separate (including by trust or otherwise) or divest any of its businesses or assets or enter into any consent decree or other agreement that would restrict it in the conduct of its business as previously conducted if such actions, either by themselves or taken together, would be material to the business of MVW, Vistana and their respective subsidiaries, taken as a whole, or would be material to the business of ILG and its subsidiaries, taken as a whole. Additionally, in no event will MVW be required to (a) de-flag a property unless (x) no inventory from such property has been contributed to the MVW destination trust or the Sheraton or Westin flex programs and (y) the property is inside the continental United States or (b) sell, transfer, license or otherwise forgo exclusive rights existing as of the date hereof associated with (including exclusive access to Marriott International systems, services and platforms), or divest, any of the following brands: Marriott Vacation Club, Grand Residences by Marriott, The Ritz-Carlton Destination Club, The Ritz-Carlton Residences, Sheraton or Westin. Nothing in the Merger Agreement shall require ILG or its subsidiaries to take or agree to take any action (and ILG and its subsidiaries shall not take any action without the prior written consent of MVW) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the closing of the Combination Transactions.

Indemnification, Exculpation and Insurance

The merger agreement requires MVW to indemnify and hold harmless each former and present director and officer of ILG and any of its subsidiaries, and each person who was serving as a current or former director or officer of another entity at the request of ILG or any of its subsidiaries, each referred to as an indemnified party, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding arising out of or pertaining to the fact that the indemnified party is or was such an officer or director or for any acts or omission in the indemnified party’s capacity as such an officer or director before the effective time of the Initial Holdco Merger, to the same extent as such indemnified parties were indemnified as of the date of the merger agreement under the organizational documents of ILG or any of its subsidiaries, or any indemnification agreements in existence as of the date of the merger agreement.

The merger agreement also requires MVW to maintain for six years following the Closing Date either the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by ILG and any of its subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons, except that in no event will MVW be required to pay with respect to such insurance policies (or substitute insurance policies) for any one policy year more than 300% of the annual premium payable by ILG for the fiscal year ending December 31, 2017. ILG may obtain a six-year “tail” policy under its existing directors and officers insurance policy in lieu of the foregoing if and to the extent it may be obtained for an amount not to exceed the maximum aggregate amount otherwise payable for such six-year period pursuant to the previous sentence.

Employee Benefits Matters

The merger agreement requires that, from and after the effective time of the Initial Holdco Merger, MVW will honor all ILG compensation and benefit plans and agreements in accordance with their terms and MVW has agreed that, from and after the effective time of the Initial Holdco Merger and subject to applicable law and collective bargaining agreements:

•	For a period of one year following the Combination Transactions, MVW will provide, or cause to be provided, to each employee of ILG and its subsidiaries who continues to be employed by MVW and its subsidiaries, base compensation and cash incentive opportunities that are no less favorable than the base compensation and cash incentive opportunities provided to such employee before the effective time of the Initial Holdco Merger (excluding any transaction bonuses or retention payments) and employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, and post-employment or retiree health or welfare benefits) that are no less favorable in the aggregate than the employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, and post-employment or retiree health or welfare benefits) provided to each such employee before the effective time of the Initial Holdco Merger;

•	MVW will provide, or cause to be provided, to each employee of ILG and its subsidiaries who is terminated on or before the first anniversary of the closing of the Combination Transactions with severance benefits that are no less favorable than the severance benefits provided to each such employee before the effective time of the Initial Holdco Merger;

•	For purposes of determining eligibility, vesting and solely with respect to severance, vacation and paid time off benefits, determining levels of benefits under each employee benefit plan of MVW and its affiliates (excluding defined benefit pension, nonqualified deferred compensation, any equity or equity-based, and post-employment or retiree health or welfare benefits (other than severance)) providing benefits to any employee of ILG or its subsidiaries after the effective time of the Initial Holdco Merger, and subject to applicable law, the terms of the applicable plan, and obligations under applicable collective bargaining or similar agreements, each ILG employee will be credited with his or her years of service with ILG and its subsidiaries before the effective time of the Initial Holdco Merger to the same extent such employee was entitled to credit for such service under ILG compensation and benefit plans of the same type, except to the extent such credit would result in a duplication of benefits or compensation for the same period of service;

•	To the extent that MVW and its affiliates establish a scheduling bid practice or program, each employee of ILG and its subsidiaries will be credited with his or her years of service with ILG and its subsidiaries, as the case may be, before the effective time of the Initial Holdco Merger, consistent with any service crediting that is granted to similarly situated employees of MVW and its affiliates;

•	Subject to applicable law and obligations under applicable collective bargaining or other similar agreements, and solely with respect to the applicable plan year in which the closing occurs, MVW will use or will cause an affiliate to use commercially reasonable efforts to permit each ILG employee to be immediately eligible to participate in MVW welfare plans without any waiting time to the extent coverage under the MVW welfare plan replaces coverage under an ILG welfare plan of the same type in which such employee participated immediately before the effective time of the Initial Holdco Merger;

•	Subject to applicable law and obligations under applicable collective bargaining or other similar agreements, and solely with respect to the applicable plan year in which the closing occurs, MVW will use or will cause an affiliate to use commercially reasonable efforts to waive for each ILG employee all preexisting condition exclusions and actively-at-work requirements of MVW’s medical, dental, pharmaceutical and/or vision benefit plans to the extent such exclusions and actively-at-work requirements would not have applied or were satisfied under the corresponding ILG plan before the effective time of the Initial Holdco Merger; and

•	Subject to applicable law and obligations under applicable collective bargaining or other similar agreements, and solely with respect to the applicable plan year in which the closing occurs, MVW will use or will cause an affiliate to use commercially reasonable efforts to take into account eligible expenses incurred by ILG employees and their covered dependents during the portion of the plan year ending on the date of the employees’ participation in the MVW’s medical, dental, pharmaceutical and/or vision benefit plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the ILG employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with MVW’s medical, dental, pharmaceutical and/or vision benefit plans.

•	Subject to applicable law and obligations under applicable collective bargaining or other similar agreement, MVW will permit ILG to pay bonuses to ILG employees in respect of calendar year 2018 (the “2018 bonuses”) in an amount equal to the target 2018 bonus applicable to each ILG employee and at the time that the 2018 bonuses would normally be paid by ILG in the ordinary course of business consistent with past practice, but in no event later than March 15, 2019. If any ILG employee’s employment is terminated as a result of death, disability or for any other reason that would entitle the ILG employee to severance under his or her applicable severance arrangement prior to the payment of the 2018 bonus, such ILG employee will be entitled to receive a pro-rated portion of the target 2018 bonus applicable to such ILG employee, based on the relative portion of the 2018 calendar year during which such ILG employee was employed by MVW, ILG and their respective subsidiaries or affiliates, such prorated target 2018 bonus to be payable promptly following the date of such termination.

ILG and MVW acknowledge that a “change of control” will occur at or before the effective time of the Initial Holdco Merger under the ILG compensation and benefit plans.

Treatment of ILG Equity-Based Awards

Each ILG equity-based award that is outstanding as of the effective time of the ILG Merger will first be converted into a Holdco equity-based award of the same type on a one-for-one basis at the effective time of the Initial Holdco Merger and will then be converted into a right to receive (a) MVW equity-based awards, and (b) a cash-based award at the effective time of the Initial Holdco Merger; provided that MVW may permit holders of ILG equity-based awards to elect to convert the cash portion of the ILG equity-based awards to an MVW equity-based award. If permitted, holders of ILG equity-based awards will be required to make any such election no later than ten days prior to the effective time of the ILG Merger. The result of such conversion and potential election is the following:

•	Each ILG RSU award will be converted into a right to receive (i) an MVW RSU award with generally the same terms and conditions (including vesting conditions) as were applicable to the ILG RSU award prior to conversion; and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG RSU award prior to conversion). The number of shares of MVW common stock subject to each converted RSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG RSU award (the “RSU number”) by 0.165 (the “equity award exchange ratio”), rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying $14.75 (the “cash merger consideration”) by the RSU number.

•	Each ILG PSU award will be converted into a right to receive (i) an MVW RSU award, with generally the same terms and conditions (including time-vesting conditions, but excluding performance goals) that applied to the ILG PSU award prior to conversion and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award with generally the same terms and conditions (including time-vesting conditions, but excluding performance goals) that applied to the ILG PSU award before conversion. The number of shares of MVW common stock subject to each such RSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG PSU award that each holder would be eligible to receive based on deemed achievement of performance at target level immediately prior to the effective time of the Initial Holdco Merger (the “PSU number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the PSU number.

•	Each ILG restricted stock award will be converted into a right to receive (i) an MVW restricted stock award with generally the same terms and conditions (including vesting conditions) as were applicable to the ILG restricted stock award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG restricted stock award prior to conversion). The number of shares of MVW common stock subject to each converted restricted stock award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG restricted stock award (the “restricted share number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the restricted share number.

•

Each ILG DSU award will be converted into a right to receive (i) an MVW DSU award with generally the same terms and conditions as were applicable to the ILG DSU award prior to conversion, and (ii) unless the relevant ILG equity-based award holder makes an election to receive the cash portion of his/her award in equity (as described above), a cash-based award (which will be subject to the same vesting conditions applicable to the ILG DSU award prior to conversion). The number of shares of MVW common stock subject to each converted DSU award will be determined by multiplying the number of shares of ILG common stock subject to the original ILG DSU award (the “DSU number”) by the equity award exchange ratio, rounded up or down to the nearest whole share as applicable. The amount of the cash-based award will be determined by multiplying the cash merger consideration by the DSU number.

•	If holders of ILG equity-based awards elect to convert their respective cash-based award to an MVW equity-based award, the value of the MVW equity-based award will be the MVW per share fair market value.

Governance

Upon the effective time of the Initial Holdco Merger, MVW’s Board will expand from its current size of eight members to ten members. All eight members of MVW’s Board prior to the Combination Transactions will remain on MVW’s Board following the Combination Transactions, and two members of ILG’s Board as mutually agreed upon by MVW and ILG will be appointed to MVW’s Board at the effective time of the Initial Holdco Merger.

Financing

MVW has agreed to use its reasonable best efforts to take, and cause Volt Corporate Merger Sub and Volt LLC Merger Sub (the “MVW Entities”) to take, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the debt financing for the merger on or before the Closing Date.

MVW will keep ILG reasonably informed of the status of its efforts to arrange the MVW debt financing including providing, upon request by ILG, such material documentation as may be reasonably necessary to allow ILG to monitor the process of such financing activities. If any portion of the debt financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated by the debt commitment letter, MVW will (i) promptly notify ILG and (ii) use its reasonable best efforts to arrange and obtain alternative debt financing on term and conditions not less favorable to MVW than the debt commitment letter and in an amount at least equal to the amount that will enable MVW to consummate the transactions contemplated by the merger agreement.

ILG has agreed to, and agreed to cause its subsidiaries to, provide, and agreed to use its and their reasonable best efforts to have each of its and its subsidiaries’ respective representatives, in each case, to use their respective reasonable best efforts to provide, such cooperation as may be reasonably requested by the MVW Entities in connection with the arrangement of the debt financing (including any of the permanent financing referred to in the debt commitment letter), subject to customary limitations.

MVW shall promptly reimburse ILG for all out-of-pocket fees and expenses incurred by ILG in connection with such cooperation, except in connection with any ordinary course preparation of, or filing with the SEC, of any financial information. MVW will indemnify ILG and its subsidiaries and their respective directors, employees and other representatives against any and all losses incurred in connection with such cooperation other than in respect of information provided by ILG or its subsidiaries.

In no event shall ILG or its subsidiaries be required to pay any commitment or other fee or give an indemnity or incur any liability or expense in connection with assisting the MVW Entities in arranging the debt financing or as a result of any information provided by ILG, its subsidiaries or any of their respective affiliates or representatives in connection with the debt financing to the extent such expenses are not subject to reimbursement in accordance with the terms of the merger agreement or such indemnity or liability is not otherwise subject to indemnification pursuant to the terms of the merger agreement.

Securitization and Warehouse Facility

ILG will use commercially reasonable efforts to close a term securitization with net proceeds of approximately $200,000,000 (if appropriate given the amount of receivables then available, or such lesser amount as ILG reasonably determines, and net of any required deposit of proceeds into a prefunding account) secured by its vacation ownership notes receivable in a manner consistent with past practice; provided that, if such securitization cannot be effected on reasonable terms (in ILG’s discretion), then ILG will use its commercially reasonable efforts to implement a receivables financing with respect to such vacation ownership notes receivable through a warehouse credit facility with a capacity of at least $250,000,000 that will survive the closing of the Combination Transactions without a material change in terms.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between ILG and MVW in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period before the effective time of the Initial Holdco Merger;

•	the payment of certain costs and expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus (including filing fees) and the filings of the pre-merger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees);

•	taking all action necessary to eliminate or minimize the effect of takeover laws on the Combination Transactions and the transactions contemplated thereby;

•	notification to the other party of any notices from governmental entities or any actions commenced or threatened in connection with the Combination Transactions;

•	the use of MVW’s reasonable best efforts to cause the shares of MVW common stock issuable in connection with the Initial Holdco Merger to be approved for listing on the NYSE (subject to official notice of issuance);

•	cooperation between ILG and MVW in the defense or settlement of any stockholder litigation relating to the Combination Transactions;

•	the use of each party’s reasonable best efforts to cause the Combination Transactions to qualify as reorganizations within the meaning of Section 368(a) the Code;

•	cooperation between ILG and MVW in connection with public announcements;

•	causing any dispositions of ILG common stock resulting from the Combination Transactions and any acquisitions of MVW common stock resulting from the Combination Transactions by each individual who may become subject to reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under of the Exchange Act; and

•	coordination between ILG and MVW for the record and payment dates for their regular quarterly dividends to ensure that (a) ILG stockholders receive a regular quarterly dividend from ILG and MVW stockholders receive a regular quarterly dividend from MVW for the calendar quarter immediately preceding the calendar quarter in which the Closing Date occurs, and (b) for the calendar quarter in which the Closing Date occurs, (i) ILG does not declare or pay a regular quarterly dividend for such quarter, and (ii) MVW stockholders after the Initial Holdco Merger (including the former ILG stockholders who receive shares of MVW common stock in connection with the Initial Holdco Merger) receive a regular quarterly dividend from MVW.

Conditions to Completion of the Combination Transactions

The respective obligations of MVW and ILG to complete the Combination Transactions are subject to the satisfaction or waiver of the following conditions:

•	the approval of the ILG combination transactions proposal by the holders of a majority of all outstanding shares of ILG common stock entitled to vote thereon;

•	the approval of the MVW stock issuance proposal by the holders of a majority of the shares of MVW common stock present in person or represented by proxy at the MVW special meeting and entitled to vote thereon;

•	the termination or expiration of any applicable waiting period under the HSR Act (early termination was received in May 2018);

•	the receipt of all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, the COFECE under the Mexican Economic Federal Competition Law (received in July 2018);

•	the absence of any judgment, order, law or other legal restraint by a court or other governmental entity of competent jurisdiction that prevents the consummation of the Combination Transactions;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part; and

•	the approval for listing by the NYSE of the shares of MVW common stock issuable in the Initial Holdco Merger.

Each of MVW’s and ILG’s obligations to complete the Combination Transactions is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party related to its capital structure being true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties must be true and correct as of such date), except, in each case, for de minimis inaccuracies (which are defined in the merger agreement as inaccuracies in the representations and warranties that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of ILG or MVW, as applicable);

•	certain representations and warranties of the other party relating to organization, standing, corporate power, authority, inapplicability of state anti-takeover statutes, brokers and its wholly-owned subsidiaries party to the merger agreement being true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties must be true and correct as of such date);

•	the representation and warranty of the other party relating to the absence of facts, circumstances, effects, changes, events or developments that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect of the other party being true and correct as of the Closing Date;

•	each other representation and warranty of the other party (without giving effect to any limitation as to materiality or material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the merger agreement) being true and correct as of the Closing Date (except to the extent such representations and warranties relate to a specific date in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement;

•	the receipt of an officer’s certificate executed by an authorized officer of the other party certifying that conditions in the five preceding bullet points have been satisfied; and

•

for ILG, ILG’s receipt of an opinion from Paul, Weiss (or, if Paul, Weiss is unable to deliver such an opinion, from Kirkland), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the Initial Holdco Merger, even after the receipt of the required stockholder approvals, under the following circumstances:

•	by mutual written consent of ILG and MVW;

•	by either ILG or MVW if:

•	the Initial Holdco Merger is not consummated by October 31, 2018 (the “Outside Date”), subject, at either party’s election, to two three-month extension periods if certain regulatory approvals and consents are not received; provided that this right to terminate the merger agreement will not be available to a party whose failure to perform any of its obligations under the merger agreement in any material respect has been the primary cause of, or primarily resulted in, the failure of the Initial Holdco Merger to be consummated by such time;

•	the approval of the ILG combination transactions proposal will not have been obtained by reason of the failure to obtain the required vote at a duly convened ILG stockholders meeting or any adjournment or postponement thereof;

•	the approval of the MVW stock issuance proposal will not have been obtained by reason of the failure to obtain the required vote at a duly convened MVW stockholders meeting or any adjournment or postponement thereof;

•	any legal restraint is in effect preventing the consummation of the Combination Transactions, and such restraint has become final and nonappealable, or if any governmental entity that must grant regulatory approval of the Combination Transactions pursuant to the terms of the merger agreement has denied approval of Combinations Transactions and such denial has become final and nonappealable; or

•	the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would give rise to the failure of the applicable condition to consummate the Combination Transactions and (ii) is incapable of being cured by such party or is not cured by the earlier of (x) the Outside Date and (y) thirty days following receipt of written notice of such breach; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•	by ILG, at any time before the MVW special meeting, if (i) MVW’s Board will have failed to include in this joint proxy statement/prospectus its recommendation to MVW stockholders, without modification or qualification in a manner adverse to ILG, that its stockholders approve the MVW stock issuance proposal; (ii) MVW’s Board will have failed to publicly reaffirm its recommendation of the MVW stock issuance proposal within ten business days after the date any alternative transaction with respect to MVW or any material modification thereto is first commenced, published or sent or given to MVW stockholders, upon a request to do so by ILG at least five business days before the expiration of any such ten-business-day period; or (iii) MVW’s Board has effected an adverse recommendation change;

•

by MVW, at any time before the ILG special meeting, if (i) ILG’s Board will have failed to include in this joint proxy statement/prospectus its recommendation to ILG stockholders, without modification or qualification in a manner adverse to MVW, that its stockholders approve the ILG combination transactions proposal; (ii) ILG’s Board will have failed to publicly reaffirm its recommendation of the ILG combination transactions proposal within ten business days after the date any alternative transaction with respect to ILG or any material modification thereto is first commenced, published or sent or given to ILG stockholders, upon a request to do so by MVW at least five business days before the expiration of any such ten-business-day period; or (iii) ILG’s Board has effected an adverse recommendation change;

•	by ILG, at any time before obtaining the requisite approval from its stockholders, pursuant to the provisions of the merger agreement governing entry into a binding agreement providing for a superior proposal described under “— Changes in Board Recommendations” beginning on page 139 of this joint proxy statement/prospectus; and

•	by MVW, at any time before obtaining the requisite approval from its stockholders, pursuant to the provisions of the merger agreement governing entry into a binding agreement providing for a superior proposal described under “— Changes in Board Recommendations” beginning on page 139 of this joint proxy statement/prospectus.

If the merger agreement is terminated, the agreement will become void, without liability or obligation on the part of any of the parties, except in the case of a willful and material pre-termination breach of the merger agreement or fraud. The provisions of the merger agreement relating to fees and expenses, effects of termination, confidentiality, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between ILG and MVW and certain other provisions of the merger agreement will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

Generally, each party must pay all fees and expenses incurred by it in connection with the Combination Transactions and the other transactions contemplated by the merger agreement. However, upon a termination of the merger agreement, a party will become obligated to pay to the other party a termination fee in the following circumstances:

ILG will be obligated to pay (or cause to be paid) a termination fee of $146,000,000 to MVW if:

•	the merger agreement is terminated (a) by MVW because ILG’s Board, before obtaining requisite stockholder approval, (i) failed to include in this joint proxy statement/prospectus its recommendation to ILG stockholders, without modification or qualification in a manner adverse to MVW that its stockholders approve the ILG Merger and the Initial Holdco Merger; (ii) failed to publicly reaffirm its recommendation of the ILG Merger and the Initial Holdco Merger; or (iii) has effected an adverse recommendation change; or (b) by either ILG or MVW, at a time when MVW is entitled to terminate the merger agreement under any of the circumstances described in clause (a), because the Initial Holdco Merger failed to be consummated on or before the Outside Date or because ILG stockholders failed to approve the ILG Merger or the Initial Holdco Merger at the ILG special meeting;

•	the merger agreement is terminated by ILG in order to enter into a binding agreement providing for a superior proposal; or

•	all of the following circumstances occur:

•	the merger agreement is terminated by either ILG or MVW as a result of (i) the Initial Holdco Merger failed to be consummated on or before the Outside Date (so long as the MVW special meeting has not occurred) or (ii) MVW stockholders having failed to approve the issuance of the MVW common stock in the Initial Holdco Merger at the MVW special meeting;

•	before the date of the ILG special meeting, a proposal for a transaction that would constitute an alternative transaction (substituting 50% for all 25% thresholds in the definition of alternative transaction) (such a transaction, a “qualifying transaction”) with respect to ILG has been made to ILG or ILG stockholders or has otherwise become publicly known or any person has publicly announced an intention to make a proposal for a qualifying transaction with respect to ILG; and

•	during the period commencing as of the date of the merger agreement and ending twelve months following the date of the termination of the merger agreement, ILG enters into a definitive agreement with respect to such a qualifying transaction which is subsequently consummated (even if after such twelve-month period), or any qualifying transaction with respect to ILG is consummated.

MVW will be obligated to pay (or cause to be paid) a termination fee of $146,000,000 to ILG if:

•	the merger agreement is terminated (a) by ILG because MVW’s Board, before obtaining requisite stockholder approval, (i) failed to include in this joint proxy statement/prospectus its recommendation to MVW stockholders, without modification or qualification in a manner adverse to ILG that its stockholders approve the issuance of the MVW common stock in the Initial Holdco Merger; (ii) failed to publicly reaffirm its recommendation of the issuance of the MVW common stock in the Initial Holdco Merger; or (iii) has effected an adverse recommendation change; or (b) by either ILG or MVW, at a time when ILG is entitled to terminate the merger agreement pursuant to any of the circumstances described in clause (a), because the Initial Holdco Merger failed to be consummated on or before the Outside Date or because MVW stockholders failed to approve the issuance of the MVW common stock in the Initial Holdco Merger at the MVW special meeting;

•	the merger agreement is terminated by MVW in order to enter into a binding agreement providing for a superior proposal; or

•	all of the following circumstances occur:

•	the merger agreement is terminated by either ILG or MVW as a result of MVW stockholders having failed to approve the issuance of the MVW common stock in the Initial Holdco Merger at the MVW special meeting;

•	before the date of the MVW special meeting, a proposal for a qualifying transaction with respect to MVW has been made to MVW or MVW stockholders or has otherwise become publicly known or any person has publicly announced an intention to make a proposal for a qualifying transaction with respect to MVW; and

•	during the period commencing as of the date of the merger agreement and ending twelve months following the date of the termination of the merger agreement or MVW enters into a definitive agreement for such a qualifying transaction which is subsequently consummated (even if after such twelve-month period) or any qualifying transaction with respect to MVW is consummated.

Amendments, Extensions and Waivers

Amendment. Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after receipt of the requisite stockholder approvals; provided that (i) no amendment of certain provisions may be materially adverse to a financing source without their prior written consent, (ii) after such stockholder approvals have been received, there may not be, without further approval of ILG stockholders or MVW stockholders, as applicable, any amendment that changes the amount or the form of the consideration to be delivered to the holders of ILG common stock or Holdco common stock or that by law otherwise expressly requires the further approval of ILG stockholders or MVW stockholders, as the case may be, and (iii) except as provided in clause (ii), no amendment of the merger agreement may be submitted to be approved by ILG stockholders or MVW stockholders unless required by applicable law.

Extension; Waiver. At any time before the effective time, a party may, in writing, (i) extend the time for performance of any obligation or act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party, (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement or (iv) waive the satisfaction of any of the conditions contained in the merger agreement, and no such extension or waiver will require approval of ILG stockholders or MVW stockholders unless required by applicable law; provided that no such extension or waiver may be materially adverse to a financing source without their prior written consent.

No Third-Party Beneficiaries

The merger agreement is not intended to confer any rights or remedies upon any person other than the parties thereto, the financing sources with respect to certain provisions of the merger agreement, and, with respect to the provisions described in the section entitled “—Indemnification, Exculpation and Insurance” beginning on page 141 of this joint proxy statement/prospectus, the indemnified parties.

Specific Performance

The parties have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy if any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences of the Combination Transactions to ILG U.S. holders. For purposes of this discussion, the term “ILG U.S. holder” means a beneficial owner of shares of ILG common stock (and, from and after the ILG Merger, a former beneficial owner of ILG common stock whose shares are converted into the right to receive Holdco common stock) that for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity or arrangement treated as a corporation for U.S. federal income tax purposes created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Holders of ILG common stock who are not ILG U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors about the tax treatment to them under U.S. and non-U.S. laws.

The discussion applies only to ILG U.S. holders who hold ILG common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes). The discussion assumes that the Combination Transactions and the other transactions contemplated by the merger agreement will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the tax consequences of the Combination Transactions relevant to a particular holder and, in particular, may not address U.S. federal income tax considerations applicable to ILG U.S. holders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies, regulated investment companies, real estate investment trusts or tax exempt entities;

•	stockholders whose functional currency is not the U.S. dollar;

•	stockholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	stockholders who hold ILG common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction;

•	stockholders who acquired their shares of ILG common stock through the exercise of employee stock options or otherwise as compensation;

•	U.S. expatriates or entities covered by the anti-inversion rules under the Code;

•	persons who actually or constructively own more than 5% of ILG common stock;

•	persons subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); and

•	persons subject to the base erosion and anti-abuse tax.

In addition, tax consequences arising under U.S. state, local and foreign laws, the alternative minimum tax or under U.S. federal laws other than U.S. federal income tax laws, are not addressed in this joint proxy statement/prospectus.

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of ILG common stock, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partnerships holding shares of ILG common stock and partners in such partnerships are strongly urged to consult with their own tax advisors about the tax consequences of the Combination Transactions to them.

This discussion is based, and the tax opinions referred to in the following paragraphs will be based, upon the provisions of the Code, applicable U.S. Treasury regulations, published positions of the IRS, judicial decisions and other applicable authorities, as in effect on the date of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, or the date of the tax opinion filed with the registration statement on Form S-4, as the case may be. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to in the following paragraphs. No rulings have been or will be sought from the IRS concerning the tax consequences of the Combination Transactions, and the tax opinions of counsel to be received in connection with the Combination Transactions will not be binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position on the tax consequences of the Combination Transactions described in this discussion or the tax opinions of counsel, or that any such contrary position would not be sustained.

Tax matters are complicated, and the tax consequences of the Combination Transactions to ILG stockholders will depend on each stockholder’s particular tax situation.

ILG stockholders are strongly urged to consult with their own tax advisors about the tax consequences of the Combination Transactions to them, including the effects of U.S. federal, state and local, foreign and other tax laws.

U.S. Federal Income Tax Consequences to ILG U.S. Holders

ILG and MVW intend that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of ILG to effect the Combination Transactions is conditioned on ILG’s receipt of an opinion from Paul, Weiss (or, if Paul, Weiss is unable to deliver such an opinion, from Kirkland), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ILG does not currently intend to waive this opinion condition to its obligation to complete the Combination Transactions. If ILG waives this opinion condition after this registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, and if the U.S. federal income tax consequences of the Combination Transactions have materially changed, ILG will recirculate this joint proxy statement/prospectus and resolicit the votes of ILG stockholders.

This opinion of counsel does not address any state, local or foreign tax consequences of the Combination Transactions. It is based on certain assumptions and representations as to factual matters from ILG, MVW, Holdco, Ignite Merger Sub, Volt Corporate Merger Sub and Volt LLC Merger Sub, as well as certain covenants by those parties. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect. The opinion of counsel is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. ILG and MVW do not intend to request a ruling from the IRS about any aspects of the U.S. federal income tax consequences of the Combination Transactions. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the opinion cannot be relied upon and the U.S. federal income tax consequences of the merger could differ from those described below.

Subject to the qualifications and limitations set forth herein, the following is a summary of certain material U.S. federal income tax consequences of the Combination Transactions to ILG U.S. holders:

•	ILG U.S. holders will not recognize any gain or loss as a result of the ILG Merger. ILG U.S. holders will be deemed to receive shares of Holdco common stock in exchange for their shares of ILG common stock. Each ILG U.S. holder’s tax basis in the shares of Holdco common stock deemed received in the ILG Merger will be the same as his, her or its tax basis in the shares of ILG common stock converted in the ILG Merger. The holding period of the shares of Holdco common stock deemed received in the ILG Merger by the ILG U.S. holder will include the holding period of the shares of ILG common stock converted in the ILG Merger. An ILG U.S. holder who exchanges his, her or its right to receive shares of Holdco common stock in the Initial Holdco Merger, as described below, will be deemed to surrender shares of Holdco common stock in the Initial Holdco Merger.

•

Each ILG U.S. holder will recognize gain, but not loss, in the Initial Holdco Merger, equal to the lesser of (i) the amount of cash received (other than cash received in lieu of a fractional share of MVW common stock) and (ii) the excess, if any, of (x) the sum of the amount of cash received (including cash received in lieu of a fractional share of MVW common stock) and the fair market value of the MVW common stock received in the Initial Holdco Merger (determined at the effective time of the Initial Holdco Merger) over (y) the ILG U.S. holder’s tax basis in the shares of Holdco common stock deemed surrendered in the Initial Holdco Merger. If an ILG U.S. holder recognizes gain equal to the amount described in clause (i) rather than clause (ii) of the preceding sentence, such ILG U.S. holder will also recognize gain or loss attributable to cash received in lieu of a fractional share of MVW common stock.

•	Each ILG U.S. holder’s aggregate tax basis in the shares of MVW common stock received in the Initial Holdco Merger (including any fractional share of MVW common stock for which cash is received) will be the same as his, her or its aggregate tax basis in the Holdco common stock deemed surrendered in the Initial Holdco Merger, increased by the amount of gain recognized (excluding any gain attributable to the receipt of cash in lieu of a fractional share of MVW common stock) and decreased by the amount of cash received (other than cash received in lieu of a fractional share of MVW common stock).

•	The holding period of the shares of MVW common stock received in the Initial Holdco Merger (including any fractional share of MVW common stock for which cash is received) by an ILG U.S. holder will include the holding period of the shares of Holdco common stock that he or she is deemed to surrender in the Initial Holdco Merger.

Subject to the discussion below under “—Potential Treatment of Cash as a Dividend,” any gain recognized in the Initial Holdco Merger generally will be long-term capital gain if the ILG U.S. holder’s holding period for the shares of Holdco common stock deemed surrendered is more than one year at the effective time of the Initial Holdco Merger.

Each ILG U.S. holder should consult his, her or its tax advisor about the application of these rules. The amount of gain (or non-recognized loss) must be computed separately for each block of ILG common stock if those blocks were purchased at different prices or at different times, and a loss realized on one block of stock may not be used to offset a gain realized on another block of stock. If an ILG U.S. holder acquired different blocks of shares of ILG common stock at different prices or at different times, the ILG U.S. holder should consult his, her or its tax advisor about the calculation of gain (or non-recognized loss) for different blocks of Holdco common stock deemed surrendered in the Initial Holdco Merger and the identification of the tax basis and holding periods of the particular shares of MVW common stock received in the Initial Holdco Merger.

Cash Received in Lieu of Fractional Shares

A cash payment received by an ILG U.S. holder in lieu of a fractional share of MVW common stock will be treated as if the ILG U.S. holder received a fractional share of MVW common stock in the Initial Holdco Merger and then received the cash in exchange for that fractional share. As a result, the ILG U.S. holder should generally recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the basis of the Holdco common stock deemed surrendered that is allocable to the fractional share. Any gain or loss should generally be long-term capital gain or loss if the ILG U.S. holder’s holding period for the shares of Holdco common stock deemed surrendered is more than one year at the effective time of the Initial Holdco Merger. The deductibility of capital losses is subject to limitations.

Potential Treatment of Cash as a Dividend

It is possible that all or part of the gain that an ILG U.S. holder recognizes in the Initial Holdco Merger (other than any gain attributable to the receipt of cash in lieu of a fractional share of MVW common stock) could be treated as dividend income rather than capital gain if (1) the ILG U.S. holder is a significant stockholder of MVW or (2) the ILG U.S. holder’s percentage ownership, taking into account constructive ownership rules, in MVW after the Initial Holdco Merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of MVW common stock rather than a combination of cash and shares in the Initial Holdco Merger. This could happen, for example, because of ownership of additional shares of MVW common stock by such holder, ownership of MVW common stock by a person related to such holder or a share repurchase by MVW from other MVW stockholders. The IRS has indicated in rulings that any reduction in the interest of a stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of an ILG U.S. holder, including the application of certain constructive ownership rules, ILG U.S. holders are urged to consult their own tax advisors as to the potential tax consequences of the Combination Transactions to them.

Medicare Tax on Certain Investment Income

Certain non-corporate ILG U.S. holders whose income exceeds certain thresholds may also be subject to a 3.8% tax on their “net investment income” up to the amount of such excess. Gain or loss recognized in the Combination Transactions will be includable in an ILG U.S. holder’s net investment income for purposes of this tax. Non-corporate ILG U.S. holders should consult their own tax advisors regarding the possible effect of this tax.

Information Reporting and Backup Withholding

ILG U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the Initial Holdco Merger, including cash in lieu of fractional shares of MVW common stock. Payments will not be subject to backup withholding if the ILG U.S. holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides MVW or the exchange agent, as appropriate, with a properly completed IRS Form W-9 (or its successor form) certifying that such ILG U.S. holder is a U.S. person, the taxpayer identification number provided is correct and such ILG U.S. holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against an ILG U.S. holder’s U.S. federal income tax liability, provided that the ILG U.S. holder timely furnishes the required information to the IRS.

The discussion of the material U.S. federal income tax consequences set forth above is intended to provide only a general summary and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Combination Transactions. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are dependent on, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the Combination Transactions and does not address the tax consequences of any transaction other than the Combination Transactions.

ACCOUNTING TREATMENT

The Combination Transactions will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. This means that MVW will allocate the purchase price to the fair value of ILG’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill.

MVW AND ILG UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On April 30, 2018, MVW and ILG entered into the merger agreement, under which MVW will combine with ILG through the Combination Transactions. After the completion of the Combination Transactions, ILG will be an indirect wholly-owned subsidiary of MVW.

The following unaudited pro forma combined financial statements present the combination of the historical financial statements of MVW and ILG, adjusted to give effect to the Combination Transactions.

These unaudited pro forma combined financial statements give effect to the proposed Combination Transactions. Specifically, MVW presents the pro forma combined balance sheet as if the Combination

Transactions had occurred on March 31, 2018. MVW presents the pro forma combined statements of income for the three months ended March 31, 2018 and the fiscal year ended December 31, 2017 as if the Combination Transactions had occurred on December 31, 2016, the beginning of the earliest period presented.

The unaudited pro forma combined financial statements were prepared using purchase accounting with MVW considered the acquirer of ILG. Under purchase accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The unaudited pro forma purchase price allocation was based on a preliminary estimate of the fair values of the tangible and intangible assets and liabilities of ILG. Following the effective date of the Combination Transactions, MVW expects to complete the purchase price allocation after considering the fair value of ILG’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. Accordingly, the unaudited pro forma purchase price allocations are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The final purchase price allocation may be different than that reflected in the unaudited pro forma purchase price allocation presented herein, and this difference may be material.

In order to make these unaudited pro forma combined financial statements easier to read, MVW refers to unaudited pro forma combined financial statements, associated adjustments and related information as the “pro forma financial statements” throughout this joint proxy statement/prospectus. All such statements and information are unaudited and combined, except where such information by its presentation or context applies only to MVW or ILG.

The pro forma financial statements do not reflect the realization of any expected cost savings or other synergies from the acquisition of ILG as a result of restructuring activities and other cost savings initiatives. MVW currently estimates that synergies and planned restructuring activities will result in annual combined cost savings of at least $75 million within two years following the consummation of the Combination Transactions, which are not reflected in the pro forma financial statements. Although MVW believes such cost savings and other synergies will be realized following the business combination, there can be no assurance that these cost savings or any other synergies will be achieved in full or at all. In addition, the pro forma financial statements do not reflect the planned restructuring charges associated with these cost savings, which are expected to be expensed in MVW’s statement of income. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the combined company when the Combination Transactions are completed.

The unaudited pro forma adjustments are based upon currently available information, estimates and assumptions that MVW’s management believes are reasonable as of the date hereof. The pro forma adjustments and related assumptions are described in the accompanying notes presented on the following pages, which should be read together with the pro forma financial statements. Additionally, MVW is still in the process of identifying and evaluating any accounting policy differences that would require conformity of policy and any pro forma adjustments needed to reflect the same.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined MVW and ILG business would have reported had the Combination Transactions been completed as of the dates set forth in the pro forma financial statements and should not be taken as being indicative of future combined results of operations or financial position. The actual results may differ significantly from those reflected in the pro forma financial statements for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma financial statements and actual amounts. As a result, the pro forma financial statements do not purport to be indicative of what the financial condition or results of operations would have been had the Combination Transactions been completed on the applicable dates of the unaudited pro forma financial statements. They also may not be useful in predicting the future financial condition and results of operations of the combined company.

The pro forma financial statements are based on, and should be read together with, the separate historical consolidated financial statements and accompanying notes of MVW and ILG for the applicable periods, which are incorporated by reference in this joint proxy statement/prospectus:

•	MVW consolidated financial statements as of and for (1) the year ended December 31, 2017 in its Current Report on Form 8-K dated June 5, 2018 and (2) the three months ended March 31, 2018 in its Quarterly Report on Form 10-Q; and

•	ILG consolidated financial statements as of and for (1) the year ended December 31, 2017 in its Current Report on Form 8-K dated June 5, 2018 and (2) the three months ended March 31, 2018 in its Quarterly Report on Form 10-Q.

Rounding

Calculated values were determined using whole numbers.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of March 31, 2018

(In millions)

	Historical		Pro forma adjustments		Pro forma combined
	MVW	ILG (a)
ASSETS
Cash and cash equivalents	$324	$158	$(292)	(b)	$190
Restricted cash	61	256			317
Accounts receivable, net	63	125	(15)	(c)	173
Vacation ownership notes receivable, net	1,133	733	48	(d)	1,914
Inventory	727	557	44	(e)	1,328
Investments in unconsolidated entities	—	54			54
Property and equipment	251	621	6	(f)	878
Goodwill	—	565	2,178	(g)	2,743
Intangible assets, net	—	438	422	(h)	860
Other	201	263	(22)	(i)	442

TOTAL ASSETS	$2,760	$3,770	$2,369		$8,899

LIABILITIES AND EQUITY
Accounts payable	$80	$54	$(3)	(c)	$131
Advance deposits	97	91			188
Accrued liabilities	122	158	(9)	(c)	271
Deferred revenue	114	308	(9)	(j)	413
Payroll and benefits liability	81	68			149
Deferred compensation liability	79	13			92
Debt, net	1,012	1,093	7	(k)	3,765
			1,653	(l)
Other	12	106	(3)	(c)	115
Deferred taxes	97	140	56	(m)	293

TOTAL LIABILITIES	1,694	2,031	1,692		5,417

Redeemable non-controlling interest	—	1			1
Contingencies and Commitments
Preferred stock	—	—			—
Common stock	—	1	(1)	(g)	—
			—	(n)
Treasury stock	(696)	(164)	164	(g)	(696)
Additional paid-in capital	1,184	1,277	(1,277)	(g)	3,655
			2,435	(n)
			36	(o)
Accumulated other comprehensive income	23	(26)	26	(g)	23
Retained earnings	555	610	(610)	(g)	459
			(2)	(l)
			(107)	(p)
			13	(m)

TOTAL EQUITY BEFORE NON-CONTROLLING INTERESTS	1,066	1,698	677		3,441

Non-controlling interests	—	40			40

TOTAL EQUITY	1,066	1,738	677		3,481

TOTAL LIABILITIES AND EQUITY	$2,760	$3,770	$2,369		$8,899

Notes to Unaudited Pro Forma Combined Balance Sheet

(a)	Certain reclassification adjustments have been made to the historical presentation of ILG financial information in order to conform to a combined unclassified MVW balance sheet. In order to prepare the pro forma financial statements, MVW performed a preliminary review of ILG’s accounting policies to identify significant differences. After the Combination Transactions are completed, MVW will conduct an additional review of ILG’s accounting policies to determine if differences in accounting policies require further adjustment or reclassification of ILG’s results of operations, assets or liabilities to conform to MVW’s accounting policies and classifications. As a result of that review, MVW may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the pro forma financial statements.

	At March 31, 2018
($ in millions)	ILG	Reclassification adjustments	ILG conformed to MVW’s presentation
Restricted cash and cash equivalents — current	$252	$(252)	$—
Restricted cash and cash equivalents — non-current	4	(4)	—
Restricted cash	—	256	256

	$256	$—	$256

Vacation ownership mortgages receivable, net — current	$82	$(82)	$—
Vacation ownership mortgages receivable, net — non-current	651	(651)	—
Vacation ownership notes receivable, net	—	733	733

	$733	$—	$733

Vacation ownership inventory — current	$497	$(497)	$—
Vacation ownership inventory — non-current	60	(60)	—
Inventory	—	557	557

	$557	$—	$557

Prepaid income taxes	$39	$(39)	$—
Prepaid expenses	105	(105)	—
Other current assets	33	(33)	—
Other non-current assets	86	(86)	—
Other	—	263	263

	$263	$—	$263

Accrued expenses and other current liabilities	$91	$(91)	$—
Advance deposits	—	91	91

	$91	$—	$91

Income taxes payable, non-current	$2	$(2)	$—
Accounts payable	—	2	2

	$2	$—	$2

Other long-term liabilities	$13	$(13)	$—
Deferred compensation liability	—	13	13

	$13	$—	$13

	At March 31, 2018
($ in millions)	ILG	Reclassification adjustments	ILG conformed to MVW’s presentation
Current portion of securitized debt from VIEs	$135	$(135)	$—
Securitized debt from VIEs — non-current	395	(395)	—
Debt, net	—	530	530

	$530	$—	$530

Deferred revenue — current	$224	$ (224)	$—
Deferred revenue — non-current	84	(84)	—
Deferred revenue	—	308	308

	$308	$—	$308

(b)	Represents net use of cash as part of consummating the Combination Transactions.

(c)	To reflect the elimination of intercompany balances between MVW and ILG.

(d)	To reflect the estimated purchase accounting adjustment to ILG’s vacation ownership notes receivable remeasured at fair value. Fair value was determined using an income approach based on the expected future performance of the respective vacation ownership notes receivable portfolio.

(e)	To reflect the estimated purchase accounting adjustment to ILG’s vacation ownership inventory remeasured at fair value. Fair value was determined using an income approach based on expected proceeds from sales of vacation ownership inventory, less costs to sell and a normal profit margin on these sales.

(f)	To reflect the estimated purchase accounting adjustment to property and equipment owned by ILG. Fair value was based on most recent available independent appraisals. Refer to note (g) to the “Notes to Unaudited Pro Forma Combined Statement of Income” for additional details regarding the pro forma adjustments related to remeasuring these items to fair value.

(g)	To reflect adjustments to remove ILG’s historical goodwill and stockholders’ equity, and to recognize goodwill generated by the Combination Transactions.

Under purchase accounting, the total estimated purchase consideration and non-controlling interests will be allocated to ILG’s tangible and intangible assets and liabilities based on final determinations of fair value as of the date the Combination Transactions are completed. The purchase price will be computed using the value of MVW common stock and the number of outstanding shares of ILG common stock and equity-based awards on the Closing Date. Therefore the actual purchase price and resulting goodwill will fluctuate with the market price of MVW common stock and the number of outstanding shares of ILG common stock and equity-based awards until the Combination Transactions are consummated. As a result, the final purchase price and goodwill could differ significantly from the current estimate, which could materially impact the pro forma financial statements.

Total purchase consideration noted in the table below was determined based on the issuance of approximately 20.5 million shares of MVW common stock using a stock price of $118.63, the closing price as of July 9, 2018. At this stock price, the allocation of total estimated purchase consideration results in goodwill of $2.7 billion, as detailed in table below. As a measure of sensitivity on total purchase consideration, a change of $10 to the stock price used would change the total purchase consideration by approximately $207 million. As a reference, MVW’s stock price volatility over the period between January 1, 2018 and July 9, 2018 has ranged from a high of $154.14 to a low of $107.17.

The preliminary estimated allocation of the purchase consideration and non-controlling interests, on a pro forma basis, as if the Combination Transactions closed on March 31, 2018 is as follows. The preliminary estimated allocation will be subject to further refinement and may result in material changes. These changes will primarily relate to the allocation of consideration transferred and the fair value assigned to all tangible and intangible assets and liabilities acquired and identified.

(in millions, except per share data)
Equivalent shares of MVW common stock to be issued	20.5
MVW common stock price as of July 9, 2018	$118.63

Estimated stock consideration to be transferred	2,436
Cash consideration to ILG stockholders	1,835
Fair value of MVW equity-based awards issued in exchange for vested ILG equity-based awards (see note o)	36

Estimate of consideration expected to be transferred	4,307
Redeemable non-controlling interest(1)	1
Non-controlling interests(1)	40

Estimate of total value to allocate	$4,348

ILG’s book value of net assets before non-controlling interests	(1,698)
Redeemable non-controlling interest(1)	(1)
Non-controlling interests(1)	(40)
Adjustments to historical net book values:
Vacation ownership notes receivable (see note d)	(48)
Inventory (see note e)	(44)
Property and equipment (see note f)	(6)
Intangible assets (see note h)	(422)
Other assets (see note i)	22
Deferred revenue (see note j)	(9)
Debt (see note k)	7
Deferred taxes (see note m)	69
Reversal of historical ILG goodwill	565

Goodwill	$2,743

(1)	Represents non-controlling interests remaining in ILG. These non-controlling interests include the CLC World Resorts & Hotels interest in VRI Europe (“VRI Europe”) (a fully consolidated joint venture resort management company of which ILG purchased 75.5% of the shares in connection with the VRI Europe transaction on November 4, 2013), the non-controlling interests held in ILG’s fully consolidated joint venture entity acquired as part of the acquisition of the vacation ownership business of Hyatt Corporation on October 1, 2014, and the portion of ILG’s consolidated homeowners’ associations related to individual or third-party vacation ownership product owners. For the purposes of these unaudited pro forma financial statements, the book value of the non-controlling interests was used for the purchase price allocation, which is preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed.

(h)	To reflect adjustments to ILG’s historical intangible assets, and to recognize the amount of the total estimated purchase consideration allocated to intangible assets with definite-lives and indefinite-lives, consisting of ILG’s member relationships, management contracts, and trade names and trademarks. Refer to note (i) to the “Notes to Unaudited Pro Forma Combined Statement of Income” for additional details regarding the pro forma adjustments related to these intangible assets.

(i)

In its adoption of ASC 606, MVW elected to apply the practical expedient permitted under the standard to expense costs rather than capitalize costs to obtain a contract as incurred and ILG elected to capitalize these costs. As MVW has an accounting policy to expense these costs as incurred, this pro forma adjustment reflects the elimination of the assets recorded by ILG related to these capitalized costs and the associated amortization during the respective periods and recognizes an estimate of costs during the respective periods that would have been expensed, in order to conform ILG’s accounting policy to that of MVW.

(j)	To reflect the estimated purchase accounting adjustment to ILG’s deferred revenue balances. Purchase accounting requires that the acquiring entity should recognize deferred revenue of the acquired company only if it relates to a legal performance obligation assumed by the acquiring entity. Consequently, ILG’s pre-Combination Transactions deferred revenue as of the Combination Transactions date for which there is no remaining legal performance obligation post-Combination Transactions is eliminated in purchase accounting. The actual amount of the purchase accounting adjustment will be based on the deferred revenue balances at the close of the Combination Transactions.

(k)	To reflect the estimated purchase accounting adjustments related to the existing ILG debt re-measured at fair value.

(l)	Represents assumptions related to net changes to borrowings for purposes of funding the Combination Transactions. MVW intends to perform an exchange offering with respect to the outstanding ILG 5.625% senior notes for exchange notes to be issued by MVW, which will be contingent upon completion of the Combination Transactions. The exchange notes are expected to have substantially the same terms as the existing ILG notes exchanged. This debt continues to be reflected in the pro forma combined balance sheet at estimated fair value as indicated in note k. The actual amount drawn under the new credit facility will be based on the cash balances available on the Closing Date. Cash balances on the Closing Date are expected to be higher than those as of March 31, 2018 as a result of the securitization of a pool of $436 million of vacation ownership notes receivable completed subsequent to the balance sheet date. Approximately $327 million of vacation ownership notes receivable were purchased by the Marriott Vacation Club Owner Trust 2018-1 (the “Trust”) on June 28, 2018. On the date of the securitization, the Trust held $106 million of the proceeds, which will be released as the remaining vacation ownership notes receivable are purchased or, if not used for that purpose, returned to the investors. We expect an additional $50 million of vacation ownership notes receivable will be purchased by the Trust prior to the close of the Combination Transactions.

($ in millions)	Term	At March 31, 2018
Senior secured term loan — variable rate	7 years	$900
Senior unsecured financing — fixed rate	8 years	750
Revolving credit facility — variable rate	5 years	254

Total amount issued or drawn as of March 31, 2018		1,904

Debt issuance costs and discounts		(33)
Repayment of outstanding ILG credit facility		(220)
Write off of historical debt issuance costs and discounts		2

		$1,653

(m)	Represents deferred income tax adjustments recorded at an estimated statutory blended rate of 24.0% to reflect the differences in the carrying values of the acquired assets and the assumed liabilities, excluding goodwill, for financial reporting purposes and the cost basis for income tax purposes, which will be carried over as part of the Combination Transactions. Deferred taxes relating to goodwill for prior ILG acquisitions have also been removed from the pro forma combined financial statements. Also includes tax adjustments related to transaction costs, a portion of which are capitalized and a portion of which are deductible, and other pro forma adjustments noted herein.

(n)

To reflect the approximately 20.5 million share issuance calculated and priced as of July 9, 2018, which was partially offset by certain other pro forma adjustments impacting Additional paid-in capital. The actual number of shares of MVW common stock that MVW will issue to ILG stockholders upon closing of the Combination Transactions will be based on the actual number of shares of ILG common stock outstanding when the Combination Transactions close, and the valuation of those shares will be based on the trading price of MVW common stock at that time.

(o)	To reflect stock compensation adjustments related to the issuance of MVW equity-based awards to replace ILG equity-based awards for pre-Combination Transactions services. Under acquisition accounting, the fair value of replacement awards attributable to pre-Combination Transactions services are to be included in the consideration transferred and treated as Additional paid-in capital.

(p)	To reflect the amounts related to transaction costs directly attributable to the Combination Transactions which are not presented on the historical balance sheet.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

THREE MONTHS ENDED March 31, 2018

(In millions, except per share amounts)

	Historical		Pro forma adjustments			Pro forma combined
	MVW	ILG (a)
REVENUES
Sale of vacation ownership products	$175	$123	$			$298
Resort management and other services	70	151		(6)	(b)	214
				(1)	(c)
Financing	35	24		(4)	(d)	55
Rental	75	119				194
Cost reimbursements	216	65				281

TOTAL REVENUES	571	482		(11)		1,042
EXPENSES
Cost of vacation ownership products	46	39		3	(e)	88
Marketing and sales	107	78		(3)	(b)	185
				3	(f)
Resort management and other services	38	64		(3)	(b)	99
				—	(f)
Financing	4	4				8
Rental	56	72				128
General and administrative	29	74		—	(f)	102
				—	(g)
				(1)	(h)
Consumer financing interest	7	4				11
Royalty fee	15	11				26
Amortization expense of intangibles	—	5		6	(i)	11
Cost reimbursements	216	65				281

TOTAL EXPENSES	518	416		5		939
Gains and other income, net	1	—				1
Interest expense	(4)	(7)		(23)	(j)	(34)
Other	(3)	6				3

EARNINGS BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	47	65		(39)		73
Provision for income taxes	(11)	(20)		10	(k)	(21)

NET INCOME	36	45		(29)		52

Net income attributable to non-controlling interests	—	(2)				(2)

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$36	$43		$(29)		$50

EARNINGS PER SHARE
Earnings per share — Basic	$1.35				(l)	$1.05
Earnings per share — Diluted	$1.32				(l)	$1.03
Weighted average shares outstanding — Basic	26.7				(l)	47.2
Weighted average shares outstanding — Diluted	27.3				(l)	48.2

MARRIOTT VACATIONS WORLDWIDE CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

YEAR ENDED December 31, 2017

(In millions, except per share amounts)

	Historical		Pro forma adjustments			Pro forma combined
	MVW	ILG (a)
REVENUES
Sale of vacation ownership products	$757	$464	$			$1,221
Resort management and other services	279	501		(23)	(b)	757
Financing	135	89		(10)	(d)	214
Rental	262	391				653
Cost reimbursements	750	326				1,076

TOTAL REVENUES	2,183	1,771		(33)		3,921
EXPENSES
Cost of vacation ownership products	194	90		14	(e)	298
Marketing and sales	395	293		(12)	(b)	675
				(1)	(f)
Resort management and other services	155	165		(10)	(b)	310
				—	(f)
Financing	18	17				35
Rental	223	295				518
General and administrative	110	285		—	(f)	394
				—	(g)
				(1)	(h)
Litigation settlement	4	—				4
Consumer financing interest	25	12				37
Royalty fee	63	43				106
Amortization expense of intangibles	—	20		25	(i)	45
Cost reimbursements	750	326				1,076

TOTAL EXPENSES	1,937	1,546		15		3,498
Gains and other income, net	6	—				6
Interest expense	(10)	(26)		(89)	(j)	(125)
Other	(2)	4				2

EARNINGS BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	240	203		(137)		306
Provision for income taxes	(5)	(26)		52	(k)	21

NET INCOME	235	177		(85)		327

Net income attributable to non-controlling interests	—	(3)				(3)

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$235	$174		$(85)		$324

EARNINGS PER SHARE
Earnings per share — Basic	$8.70				(l)	$6.80
Earnings per share — Diluted	$8.49				(l)	$6.65
Weighted average shares outstanding — Basic	27.1				(l)	47.6
Weighted average shares outstanding — Diluted	27.7				(l)	48.6

Notes to Unaudited Pro Forma Combined Statements of Income

(a)	Certain presentation changes have been made to the historical presentation of ILG financial information in order to conform to a combined MVW presentation. In order to prepare the pro forma financial statements, MVW performed a preliminary review of ILG’s accounting policies to identify significant differences. After the Combination Transactions are completed, MVW will conduct an additional review of ILG’s accounting policies to determine if differences in accounting policies require further adjustment or reclassification of ILG’s results of operations, assets or liabilities to conform to MVW’s accounting policies and classifications. As a result of that review, MVW may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the pro forma financial statements.

	Three Months Ended March 31, 2018
($ in millions)	ILG	Reclassification adjustments	ILG conformed to MVW’s presentation
Service and membership related	$152	$(152)	$—
Rental and ancillary services	118	(118)	—
Resort management and other services	—	151	151
Rental	—	119	119

	$270	$—	$270

Cost of service and membership related sales	$64	$(64)	$—
Cost of sales of rental and ancillary services	72	(72)	—
Resort management and other services	—	64	64
Rental	—	72	72

	$136	$—	$136

Cost of consumer financing	$8	$(8)	$—
Financing	—	4	4
Consumer financing interest	—	4	4

	$8	$—	$8

Depreciation expense	$15	$(15)	$—
General and administrative	—	15	15

	$15	$—	$15

Equity in earnings from unconsolidated entities	$1	$(1)	$—
Other	—	1	1

	$1	$—	$1

	Year Ended December 31, 2017
($ in millions)	ILG	Reclassification adjustments	ILG conformed to MVW’s presentation
Service and membership related	$506	$(506)	$—
Rental and ancillary services	386	(386)	—
Resort management and other services	—	501	501
Rental	—	391	391

	$892	$—	$892

Cost of service and membership related sales	$165	$(165)	$—
Cost of sales of rental and ancillary services	295	(295)	—
Resort management and other services	—	165	165
Rental	—	295	295

	$460	$—	$460

Cost of consumer financing	$29	$(29)	$—
Financing	—	17	17
Consumer financing interest	—	12	12

	$29	$—	$29

Depreciation expense	$60	$(60)	$—
General and administrative	—	60	60

	$60	$—	$60

Interest income	$1	$(1)	$—
Gain on bargain purchase	2	(2)	—
Equity in earnings from unconsolidated entities	4	(4)	—
Other	—	7	7

	$7	$—	$7

(b)	To reflect the elimination of intercompany revenue and expenses between MVW and ILG.

(c)	To record decreases in amortized deferred revenue related to the decreases in fair value of ILG’s deferred revenue based on the purchase price allocation. Refer to note (j) to the “Notes to Unaudited Pro Forma Combined Balance Sheet” for additional details regarding the pro forma adjustments related to deferred revenue.

(d)	To reflect an adjustment to financing revenue to convert interest income recognition from acquired vacation ownership notes receivable to approximate the level-yield method pursuant to Accounting Standards Codification 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality. The level-yield method requires MVW to recognize as interest income the excess of the cash flows expected to be collected on the acquired vacation ownership notes receivable portfolio over the fair value of the portfolio.

(e)	To reflect the impact to cost of sales attributable to the purchase price adjustment remeasuring vacation ownership inventory to fair value, which has a recurring impact post-close of the Combination Transactions.

(f)

In its adoption of ASC 606, MVW elected to apply the practical expedient permitted under the standard to expense costs rather than capitalize costs to obtain a contract as incurred and ILG elected to capitalize these costs. As MVW has an accounting policy to expense these costs as incurred, this pro forma adjustment reflects the elimination of the assets recorded by ILG related to these capitalized costs and the associated amortization during the respective periods to, and recognizes an estimate of costs during the respective periods that would have been expensed, in order to conform ILG’s accounting policy to that of MVW.

(g)	To reflect a preliminary pro forma adjustment to recognize changes to straight-line depreciation expense resulting from the fair value adjustments to acquired property and equipment. The pro forma adjustments for depreciation expense are based on the preliminary purchase price allocation which is subject to further adjustments as additional information becomes available and as additional analyses are performed.

(h)	To reflect the elimination of non-recurring transaction-related expenses incurred by MVW or ILG directly associated with the Combination Transactions.

(i)	To reflect a preliminary pro forma adjustment to recognize incremental straight-line amortization expense resulting from the allocation of purchase consideration to definite-lived intangible assets subject to amortization. The pro forma adjustments for amortization expense are as follows:

($ in millions)	Fair Value	Three Months Ended March 31, 2018	Year Ended December 31, 2017	Weighted Average Useful Life (years)
Member relationships	$524	$9	$35	15
Management contracts	216	2	10	22

		11	45
Previously recorded amortization expense of intangibles		(5)	(20)

		$6	$25

(j)	Pro forma interest expense includes estimates for the fixed and variable rate debt MVW intends to issue to fund the Combination Transactions, including the impact of changes to amortization of debt issuance costs, discounts and purchase accounting adjustments. The pro forma interest expense associated with newly issued debt is based on a weighted average interest rate of 5.3%. The actual interest rate will be based on market and other conditions. For each 1/8% (12.5 basis points) change in the estimated weighted average interest rate for the new variable rate senior secured term loan, the new fixed rate senior unsecured financing and the new variable rate credit facility, interest expense would increase or decrease by approximately $2 million per year.

($ in millions)	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Interest expense on new debt	$25	$96
Amortization of debt issuance costs on new debt	1	5
Less: historical interest expense on ILG credit facility	(2)	(9)
Less: historical amortization of debt issuance costs	(1)	(3)
Amortization of change in fair value of acquired debt	—	—

	$23	$89

(k)	To reflect the pro forma tax effect of the adjustments herein at an estimated statutory blended rate of 24.0% for the quarter ended March 31, 2018 and 37.5% for the year ended December 31, 2017. The 2017 historical income statement includes the estimated impacts of the Tax Cuts and Jobs Act, which have not been reflected in the pro forma combined financial statements. For the purposes of these unaudited pro forma combined financial statements, we have not made adjustments related to the remeasurement of the deferred tax assets and liabilities due to the reduction the corporate tax rate from 35% to 21%, and the transition tax on un-repatriated earnings of foreign subsidiaries with respect to the combined company since these are non-recurring items and not directly attributable to the Combination Transactions.

(l)	The following table shows our calculation of pro forma combined basic and diluted earnings per share for the quarter ended March 31, 2018 and fiscal year ended December 31, 2017.

(in millions, except per share data)	Three Months Ended March 31, 2018	Year Ended December 31, 2017
Pro forma net income attributable to common stockholders	$50	$324
Basic weighted average MVW shares outstanding	26.7	27.1
ILG shares converted to MVW shares(1)	20.5	20.5

Pro forma basic weighted average shares outstanding	47.2	47.6
Dilutive effect of securities:
Employee stock options and SARs	0.4	0.4
Restricted stock units	0.2	0.2

MVW equity-based awards	0.6	0.6
ILG equity-based awards converted to MVW equity-based awards(1)	0.4	0.4

Pro forma diluted weighted average shares outstanding	48.2	48.6

Pro forma basic earnings per share	$1.05	$6.80
Pro forma diluted earnings per share	$1.03	$6.65

(1)	Represents the estimated number of shares of MVW common stock to be issued to ILG stockholders based on the number of shares of ILG common stock outstanding as of July 9, 2018 and after giving effect to the exchange ratio as defined in the merger agreement. Awards are assumed to consist of the right to receive shares and an award of cash. ILG historical adjusted weighted average diluted shares outstanding for both the three months ended March 31, 2018 and the fiscal year ended December 31, 2017 was 125.8 million.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS OF ILG

The table below shows the number of shares of ILG common stock beneficially owned as of July 18, 2018 by (i) principal stockholders who beneficially own more than 5% of ILG’s outstanding common stock, (ii) each director of ILG, (iii) each named executive officer of ILG and (v) all directors and executive officers of ILG as a group. The information in this table is based upon the latest filings of either a Schedule 13D, Schedule 13G or Form 13F (or amendments thereto) as filed by the respective stockholder with the SEC as of the date stated in the footnotes below.

The stockholder’s percentage of ownership was calculated assuming the stockholder beneficially owned that number of shares on July 18, 2018.

	ILG common stock
	Shares	%
Name and Address of Beneficial Owner
Qurate Retail, Inc. (formerly Liberty Interactive Corporation)(1) 12300 Liberty Boulevard Englewood, CO 80112	16,643,957	13.4
Blackrock, Inc.(2) 55 East 52nd Street New York, NY 10055	11,243,741	9.1
The Vanguard Group(3) 100 Vanguard Blvd. Malvern, PA 19355	9,153,245	7.4
David Flowers(5)	25,065	*
Kelly R. Frank	13,657	*
Victoria L. Freed(5)	35,272	*
Lizanne Galbreath(5)	25,235	*
John A. Galea(4)	67,674	*
William L. Harvey(4)	233,955	*
Chad Hollingsworth(5)	18,833	*
Victoria J. Kincke(4)	101,017	*
Lewis J. Korman(5)	68,912	*
Thomas J. Kuhn(5)	68,704	*
Maria A. Lee	17,048	*
Jeanette E. Marbert(4)	441,571	*
Thomas J. McInerney(5)	126,912	*
Thomas P. Murphy, Jr.(5)	67,912	*
Craig M. Nash(4)(6)	1,151,858	*
Stephen R. Quazzo(5)(6)	42,311	*
Sergio D. Rivera(4)(5)	56,226	*
Thomas O. Ryder(5)	47,354	*
Avy H. Stein(5)	83,414	*
All executive officers and directors as a group (19 persons)	2,692,930	2.2

(1)	Based upon information reported on Amendment No.1 to Schedule 13D which was filed with the SEC on November 2, 2015. Liberty Interactive Corporation (formerly Liberty Media Corporation) is a publicly traded corporation. According to its Schedule 14A, filed April 19, 2018, Liberty’s chairman, John C. Malone, controls 37.5% of the voting power of Qurate Retail, Inc. (formerly Liberty Interactive Corporation).

(2)	Based upon information reported on Amendment No. 10 to Schedule 13G which was filed with the SEC on January 25, 2018, Blackrock, Inc. and its subsidiaries beneficially own and have sole dispositive rights over 11,243,741 shares and have sole voting rights over 11,008,274 shares

(3)	Based upon information reported on Amendment No. 2 to Schedule 13G which was filed with the SEC on February 9, 2018, The Vanguard Group, Inc. and its subsidiaries beneficially own and have sole dispositive rights over 9,021,801, have shared dispositive rights over 131,444 shares, have sole voting rights over 124,750 shares and have shared voting rights over 15,537.

(4)	Excludes RSUs that vest more than 60 days after July 13, 2018.

(5)	Excludes 3,611 RSUs that vest more than 60 days after July 13, 2018. For Mr. Kuhn, excludes 48,079 share units, for Mr. Ryder 4,446 share units and for Mr. Stein, 20,904 share units under the Non-Employee Director Deferred Compensation Plan, which would be paid no sooner than six months following termination of services as a director of ILG. For Mr. Korman, excludes 2,000 share units held by his private foundation.

(6)	Excludes 221,860 shares held by trusts for the benefit of Mr. Nash’s children and 5,988 shares held by trusts for the benefit of Mr. Quazzo’s family members and by his spouse.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of ILG stockholders and the relative powers of ILG’s Board are governed by the laws of the State of Delaware, including the DGCL, and ILG’s certificate of incorporation and ILG’s bylaws. As a result of the Combination Transactions, each issued and outstanding share of ILG common stock will be converted into the right to receive the merger consideration, consisting of 0.165 shares of MVW common stock and $14.75 in cash, without interest. Each share of MVW’s common stock issued to ILG stockholders in connection with the Combination Transactions will be issued in accordance with, and will carry with it the rights and obligations set forth in, MVW’s certificate of incorporation and MVW’s bylaws, which are incorporated by reference herein. MVW is a corporation governed by the laws of the State of Delaware. The rights of MVW stockholders are governed by applicable Delaware law, including the DGCL, and by MVW’s certificate of incorporation and MVW’s bylaws.

Many of the principal attributes of ILG common stock are similar to those of MVW common stock. However, there are differences between the rights of ILG stockholders under ILG’s certificate of incorporation and bylaws and the rights of MVW stockholders under MVW’s certificate of incorporation and MVW’s bylaws.

The following is a summary comparison of the material differences between the current rights of ILG stockholders under ILG’s certificate of incorporation and bylaws and the current rights of MVW stockholders under MVW’s certificate of incorporation and MVW’s bylaws. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE or NASDAQ listing requirements, and is not intended to provide a comprehensive summary of Delaware law.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of ILG’s certificate of incorporation and bylaws and MVW’s certificate of incorporation and MVW’s bylaws, all of which are incorporated by reference herein. See the section entitled “Where You Can Find More Information and Incorporation by Reference” beginning on page 193 of this joint proxy statement/prospectus. ILG’s certificate of incorporation and ILG’s bylaws have been filed by ILG with the SEC. MVW’s certificate of incorporation and MVW’s bylaws have been filed by MVW with the SEC.

	ILG	MVW
Authorized and Outstanding Capital Stock	The authorized capital stock of ILG currently consists of 300,000,000 shares of Common Stock (“common stock”), par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.	The authorized capital stock of MVW currently consists of 100,000,000 shares of Common Stock (“common stock”), par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.
	As of July 13, 2018, the record date for the ILG special meeting, ILG had 124,310,401 shares of common stock and no shares of preferred stock issued and outstanding.	As of July 13, 2018, the record date for the MVW special meeting, MVW had 26,572,516 shares of common stock and no shares of preferred stock issued and outstanding.

	ILG	MVW
	The number of authorized shares of preferred stock (“Preferred Stock”) may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of ILG entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.	The number of authorized shares of common stock or preferred stock may be increased or reduced (but not below the number of issued shares of common stock or preferred stock as applicable) by the affirmative vote of the holders of a majority of the stock of MVW entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL.

Consolidation and Division; Subdivision	Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation. ILG may amend its certificate of incorporation as described under “—Amendments of Governing Documents” beginning on page 184 of this joint proxy statement/prospectus.	Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation. MVW may amend its certificate of incorporation as described under “—Amendments of Governing Documents” beginning on page 184 of this joint proxy statement/prospectus.

Reduction of Share Capital	Under the DGCL, ILG, by an affirmative vote of a majority of ILG’s Board, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.	Under the DGCL, MVW, by an affirmative vote of a majority of MVW’s Board, may reduce its capital by reducing or eliminating the capital associated with shares of capital stock that have been retired, by applying some or all of the capital represented by shares purchased, redeemed, converted or exchanged or by transferring to surplus the capital associated with certain shares of its stock. No reduction of capital may be made unless the assets of the corporation remaining after the reduction are sufficient to pay any debts for which payment has not otherwise been provided.

Preemption Rights, Share Warrants and Options	ILG stockholders do not have preemptive rights to acquire newly issued shares.	MVW stockholders do not have preemptive rights to acquire newly issued shares.
	Under the DGCL, capital stock issued by ILG may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the corporation, in each case, having a value not less than the par value	Under the DGCL, capital stock issued by MVW may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the corporation, in each case, having a value not less than the par value

	ILG	MVW
	or stated capital of the shares so issued, as determined by the board of directors.	or stated capital of the shares so issued, as determined by the board of directors.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

Under the DGCL, ILG’s Board may declare and pay a dividend to the holders of ILG capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of ILG capital stock or in other property.

Distributions / Dividends

Under the DGCL, MVW’s Board may declare and pay a dividend to the holders of MVW capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of MVW capital stock or in other property.

Repurchases / Redemptions

Under the DGCL, ILG may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If ILG were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion.

Repurchases / Redemptions

Under the DGCL, MVW may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If MVW were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion.

Purchases by Subsidiaries of ILG

Under the DGCL, shares of ILG capital stock may be acquired by subsidiaries of ILG without stockholder approval. Shares of such capital stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Purchases by Subsidiaries of MVW

Under the DGCL, shares of MVW capital stock may be acquired by subsidiaries of MVW without stockholder approval. Shares of such capital stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Dividends in Shares / Bonus Issues	ILG may make distributions to its stockholders in the form of a stock dividend. See the discussion of dividends and distributions under “—Distributions,	MVW may make distributions to its stockholders in the form of a stock dividend. See the discussion of dividends and distributions under “—Distributions,

	ILG	MVW
	Dividends, Repurchases and Redemptions” beginning on page 173 of this joint proxy statement/prospectus.	Dividends, Repurchases and Redemptions” beginning on page 173 of this joint proxy statement/prospectus.

Lien on Shares, Calls on Shares and Forfeiture of Shares	Not applicable.	Not applicable.

Number and Election of Directors

ILG’s certificate of incorporation provides that, the number of directors will be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board of Directors. There are currently thirteen directors, eleven of which are non-employee directors.

The members of ILG’s Board are elected annually.

ILG’s bylaws provide that, directors shall be elected by a plurality of the votes cast at the stockholders’ annual meeting in each year (however, ILG’s Board has separately adopted a majority voting policy in its Corporate Governance Guidelines).

MVW’s certificate of incorporation provides that, subject to the rights, if any, of preferred shares, the number of directors on MVW’s Board will be determined from time to time solely by resolution adopted by affirmative vote of a majority of such directors then in office. As of the date of this joint proxy statement/prospectus, MVW’s Board consisted of eight directors. If the Combination Transactions are completed, MVW’s Board will be expanded to ten directors following such completion.

The DGCL permits classified boards and the MVW certificate of incorporation provides that directors of MVW will be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with each class serving three-year staggered terms. MVW’s bylaws provide that directors shall be elected by a plurality of the votes cast at the stockholders’ annual meeting.

Removal of Directors	Under the DGCL, the Board or any individual director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the outstanding capital stock of the Company entitled to vote in an election of directors.	MVW’s certificate of incorporation provides that any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least two-thirds of the total voting power of the outstanding shares of capital stock of the MVW entitled to vote generally in the election of directors.

Vacancies	ILG’s certificate of incorporation provides that any vacancy on the Board, including a vacancy resulting from an increase in the number of directors, will only be filled by the affirmative vote of a majority of the	MVW’s certificate of incorporation and MVW’s bylaws provide that, subject to the rights, if any, of preferred shares, any vacancies on MVW’s Board which result from any cause or newly created directorships may be filled solely by the

	ILG	MVW
	Board then in office, even though less than a quorum.	affirmative vote of a majority of the directors then in office.

Duties of Directors	Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, before making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.	Under Delaware law, a company’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, before making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its stockholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

	Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, must, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who	Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, must, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who

	ILG	MVW
	has been selected with reasonable care by or on behalf of the corporation.	has been selected with reasonable care by or on behalf of the corporation.

Conflicts of Interest of Directors	Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts about such interested director’s relationship or interest are disclosed or are known to the board of directors or an informed and properly functioning independent committee thereof, and a majority of disinterested directors or such committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts about such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.	Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts about such interested director’s relationship or interest are disclosed or are known to the board of directors or an informed and properly functioning independent committee thereof, and a majority of disinterested directors or such committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts about such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.

	Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.	Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Indemnification of Officers and Directors	Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other	Under the DGCL, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other

	ILG	MVW
	enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, for any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.	enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, for any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

	The DGCL provides that a Delaware corporation must indemnify a director or officer against expenses (including attorneys’ fees) actually and reasonably incurred if such person successfully defends himself or herself in a proceeding to which such person was a party because he or she was a director or officer of the Delaware corporation. The DGCL further provides that a Delaware corporation may purchase and maintain insurance on behalf of any director, officer, employee or agent of such corporation against any liability asserted against such person and incurred by such person in any such capacity, whether or not such corporation would have the power to indemnify such person against such liability.	The DGCL provides that a Delaware corporation must indemnify a director or officer against expenses (including attorneys’ fees) actually and reasonably incurred if such person successfully defends himself or herself in a proceeding to which such person was a party because he or she was a director or officer of the Delaware corporation. The DGCL further provides that a Delaware corporation may purchase and maintain insurance on behalf of any director, officer, employee or agent of such corporation against any liability asserted against such person and incurred by such person in any such capacity, whether or not such corporation would have the power to indemnify such person against such liability.

	ILG’s bylaws provides that each director, officer and trustee will be indemnified and held harmless by ILG to the fullest extent authorized by the DGCL; provided, that ILG will indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.	MVW’s certificate of incorporation provides that MVW will indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL, provided that it will only indemnify proceedings to enforce rights to indemnification initiated by an indemnitee if such proceeding was authorized by the board of directors and such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

	ILG has not entered into separate indemnification agreements with its directors and officers.	MVW has not entered into separate indemnification agreements with its directors and officers.

Limitation on Director Liability	Under the DGCL, a corporation may include in its certificate of incorporation a provision	Under the DGCL, a corporation may include in its certificate of incorporation a provision

	ILG	MVW
	that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to the exceptions described in the following paragraph. ILG’s certificate of incorporation includes such a provision.	that limits or eliminates the personal liability of directors to the corporation and its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to the exceptions described in the following paragraph. MVW’s certificate of incorporation includes such a provision.

	However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemptions; or any transaction in which the director derives an improper personal benefit.	However, a corporation may not limit or eliminate the personal liability of a director for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; intentional or negligent payments of unlawful dividends or unlawful stock purchases or redemptions; or any transaction in which the director derives an improper personal benefit.

Annual Meetings of Stockholders	Under the DGCL, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. The Delaware Court of Chancery may order a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of thirteen months after its last annual meeting.	Under the DGCL, an annual meeting of stockholders is required for the election of directors and for such other proper business as may be conducted thereat. The Delaware Court of Chancery may order a corporation to hold an annual meeting if the corporation has failed to hold an annual meeting for a period of thirteen months after its last annual meeting.

	ILG’s bylaws provide that the annual meeting of stockholders will be held at the time and place determined by ILG’s Board.	MVW’s bylaws provide that the annual meeting of stockholders will be held at the time and place determined by MVW’s Board.

Advance Notice Provisions	ILG’s bylaws provide that at each annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting (i) by or at the direction of the Board or (ii) by any stockholder entitled to vote for the election of directors at the applicable meeting of stockholders who complies with the notice procedures set forth in ILG’s bylaws.	MVW’s bylaws provide that the proposal of business to be considered by stockholders (other than nominations for the election of directors) may be made only (i) pursuant to MVW’s notice of meeting, (ii) by or at the direction of the directors of MVW or (iii) by a stockholder of record who is entitled to vote and who has complied with the advance notice procedures set forth in MVW’s bylaws.

	In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have	In general, an MVW stockholder wishing to raise a proposal or make a nomination for the election of directors at an annual meeting of stockholders must provide

	ILG	MVW
given timely notice thereof in writing to the Secretary. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of ILG (a) not less than forty-five days nor more than seventy-five days before the first anniversary of the date on which ILG first mailed its proxy materials for the preceding year’s annual meeting of stockholders, or (b) if the date of the annual meeting is more than thirty days before or more than thirty days after the first anniversary of the preceding year’s annual meeting, the later of (i) the ninetieth day prior to the date of such annual meeting or, (ii) the tenth day following the day on which public announcement of the date of such meeting is first made by ILG.

written notice delivered to the secretary at MVW’s principal executive offices no later than the ninetieth day nor earlier than the hundred-and-twentieth day before the first anniversary of the prior year’s annual meeting, unless the annual meeting is more than thirty days before or more than seventy days after such anniversary date, or if no annual meeting was held in the preceding year, in which case the notice must be delivered not earlier than the hundred-and-twentieth day before such annual meeting and not later than the later of the ninetieth day before such annual meeting or the tenth day following the date on which the date of such meeting is first publicly announced by MVW, regardless of any postponements, deferrals or adjournments of such annual meeting to a later date.

	The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.	The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the stockholder submitting the proposal or making the nomination.

	The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in ILG’s bylaws and, if any proposed nomination or business is not in compliance with ILG’s bylaws, to declare that such defectively proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.	The chairman of the board of directors may determine that, if any proposed nomination or business raised at the meeting was not properly brought before the meeting in accordance with the procedures set forth in the bylaws, and if so determined, such business will not be transacted. If a stockholder does not provide the information required under the bylaws, or if the stockholder does not appear at the annual or special meeting of stockholders of MVW to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted.

Calling Special Meetings of Stockholders	Under Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.	Under Delaware law, special meetings of stockholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

	ILG’s certificate of incorporation provides that, except as otherwise required by law	MVW’s certificate of incorporation provides that, subject to the rights, if any,

	ILG	MVW
	and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders may be called only by or at the direction of the Board or by a person specifically designated with such authority by the Board. Stockholders are not entitled to call special meetings.	of preferred shares, special meetings of the stockholders may be called at any time only by the board of directors, or by the chairman of the board with the concurrence of a majority of the board.

	Under ILG’s bylaws, special meetings of the stockholders may be called at any time only by or at the direction of the Board or by a person specifically designated with such authority by the Board. Only such business shall be conducted at a special meeting of stockholders as have been brought before the meeting pursuant to the Company’s notice of meeting.	Under MVW’s bylaws, meetings of the stockholders will be held at such place as is designated from time to time by the board of directors.

Notice Provisions	Under the DGCL and ILG’s bylaws, written notice of annual and special meetings of ILG stockholders must be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.	Under the DGCL and MVW’s bylaws, written notice of annual and special meetings of MVW stockholders must be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

	ILG’s bylaws provide that if mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of ILG. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in the DGCL.	MVW’s bylaws provide that notice of an annual and special meeting of stockholders may be given personally, by mail or by electronic transmission in accordance with the DGCL. Notice of a special meeting must also state the purpose for which the special meeting is called.

Quorum at Stockholder Meetings	ILG’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all of the votes entitled to be cast at the meeting constitutes a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.	MVW’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all of the votes entitled to be cast at the meeting constitutes a quorum at any annual or special meeting of stockholders.

Adjournment of Stockholder Meetings	ILG’s bylaws provide that, whether or not a quorum is present, a majority of the stockholders present in person or	MVW’s bylaws provide that, whether or not a quorum is present, a majority of the stockholders present in person or

	ILG	MVW
	represented by proxy or the chairman of the meeting may adjourn the meeting. No notice of an adjourned meeting need be given unless the adjournment is for more than thirty days or a new record date is fixed for the adjourned meeting.	represented by proxy or the chairman of the meeting may adjourn the meeting. No notice of an adjourned meeting need be given unless the adjournment is for more than thirty days or a new record date is fixed for the adjourned meeting.

Voting Rights	Under ILG’s certificate of incorporation, each holder of ILG common stock entitled to vote at any meeting of stockholders is entitled to one vote for each share of ILG common stock that he or she holds as of the record date for the meeting.	Under MVW’s certificate of incorporation, each holder of MVW stock entitled to vote at any meeting of stockholders is entitled to one vote for each share of MVW stock that he or she holds as of the record date for the meeting.

	Under ILG’s bylaws, at any meeting of stockholders at which a quorum is present, all elections shall be determined by a plurality of the votes cast (however, ILG’s Board has separately adopted a majority voting polices in its Corporate Governance Guidelines), and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.	Under MVW’s bylaws, at any meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders shall be decided by an affirmative vote of the holders of a majority in voting power of the votes cast present in person or represented by proxy, unless the question is one upon which by express provision of the DGCL or of the certificate of incorporation a different vote is required, in which case such express provision will govern and control the decision of such question.

	The DGCL provides for a merger vote of a majority of the outstanding voting shares.	MVW’s certificate of incorporation provides that approval of any proposal for MVW to merge or consolidate with any other entity, or sell, lease or exchange substantially all of its assets or business requires the affirmative vote of the holders of at least two-thirds in voting power of the issued and outstanding stock entitled to vote generally in the election of directors.

Stockholder Action by Written Consent	Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the actions so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the actions so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

	ILG	MVW

	Under ILG’s certificate of incorporation, stockholders cannot act by written consent.	Under MVW’s certificate of incorporation, stockholders cannot act by written consent.

Inspection of Books and Records	Under the DGCL, a stockholder of a Delaware corporation has the right to inspect and copy the corporation’s and, in certain circumstances, any subsidiary’s, stock ledger, stockholder lists and other books and records upon written demand under oath stating a purpose reasonably related to the person’s interest as a stockholder.	Under the DGCL, a stockholder of a Delaware corporation has the right to inspect and copy the corporation’s and, in certain circumstances, any subsidiary’s, stock ledger, stockholder lists and other books and records upon written demand under oath stating a purpose reasonably related to the person’s interest as a stockholder.

	If ILG does not grant the inspection right or does not reply to such request, the stockholder can seek an order to compel inspection from the Delaware Court of Chancery.	If MVW does not grant the inspection right or does not reply to such request, the stockholder can seek an order to compel inspection from the Delaware Court of Chancery.

Disclosure of Interests in Shares	Neither the DGCL nor ILG’s governing documents impose any obligation with respect to disclosure by stockholders of their interests in ILG’s shares, except as part of a stockholders’ nomination of a director or stockholder proposals to be made at an annual meeting.	Neither the DGCL nor MVW’s governing documents impose any obligation with respect to disclosure by stockholders of their interests in MVW’s shares, except as part of a stockholders’ nomination of a director or stockholder proposals to be made at an annual meeting.

Rights of Dissenting Stockholders	The DGCL provides that appraisal rights are available to dissenting stockholders in connection with certain mergers or consolidations. However, unless a corporation’s certificate of incorporation otherwise provides (which ILG’s certificate of incorporation does not), the DGCL does not provide for appraisal rights if (i) the shares of the corporation are (1) listed on a national securities exchange or (2) held of record by more than 2,000 stockholders; or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the merger. However, notwithstanding the foregoing, the DGCL provides that appraisal rights will be available to the stockholders of a corporation if the stockholders are required by the terms of a merger agreement to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in	The DGCL provides that appraisal rights are available to dissenting stockholders in connection with certain mergers or consolidations. However, unless a corporation’s certificate of incorporation otherwise provides (which MVW’s certificate of incorporation does not), the DGCL does not provide for appraisal rights if (i) the shares of the corporation are (1) listed on a national securities exchange or (2) held of record by more than 2,000 stockholders; or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the merger. However, notwithstanding the foregoing, the DGCL provides that appraisal rights will be available to the stockholders of a corporation if the stockholders are required by the terms of a merger agreement to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in

	ILG	MVW
	respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts; or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts as described above. The DGCL does not provide appraisal rights to stockholders with respect to the sale of all or substantially all of a corporation’s assets or an amendment to a corporation’s certificate of incorporation, although a corporation’s certificate of incorporation may so provide (which ILG’s certificate of incorporation does not).	respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts; or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts as described above. The DGCL does not provide appraisal rights to stockholders with respect to the sale of all or substantially all of a corporation’s assets or an amendment to a corporation’s certificate of incorporation, although a corporation’s certificate of incorporation may so provide (which MVW’s certificate of incorporation does not).

Anti-Takeover Measures

Under the DGCL, certain anti-takeover provisions apply to ILG as a publicly traded company that may have the effect of making it more difficult for a third party to acquire ILG. In particular, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, before such time, the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder. An interested stockholder is defined as either (i) the owner of 15% or more of the outstanding voting stock or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately before the date that such person became an interested stockholder.

Under the DGCL, certain anti-takeover provisions apply to MVW as a publicly traded company that may have the effect of making it more difficult for a third party to acquire MVW. In particular, Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless, among other exceptions, before such time, the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder. An interested stockholder is defined as either (i) the owner of 15% or more of the outstanding voting stock or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately before the date that such person became an interested stockholder.

	ILG	MVW
	A corporation may “opt out” of Section 203 of the DGCL; ILG has elected to opt out of Section 203 of the DGCL.	A corporation may “opt out” of Section 203 of the DGCL. MVW has not opted out of Section 203 of the DGCL.

Rights Agreement	ILG does not have a stockholder rights plan in place.	MVW does not have a stockholder rights plan in place.

Variation of Rights Attaching to a Class or Series of Shares	Under ILG’s certificate of incorporation, the board of directors may issue preferred stock in one or more series without stockholder approval.	Under MVW’s certificate of incorporation, the board of directors may issue preferred stock in one or more series without stockholder approval.

	Such preferred stock may be issued with such voting power, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or other restrictions as fixed by the board. A variation of the rights attached to issued shares of ILG would be effected through an amendment to ILG’s certificate of incorporation, as described under “—Amendments of Governing Documents” beginning on page 184 of this joint proxy statement/prospectus.	Such preferred stock may be issued with such voting power, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or other restrictions as fixed by the board. A variation of the rights attached to issued shares of MVW would be effected through an amendment to MVW’s certificate of incorporation, as described under “—Amendments of Governing Documents” beginning on page 184 of this joint proxy statement/prospectus.

Amendments of Governing Documents	Under the DGCL, a corporation’s certificate of incorporation may be amended only if the board of directors adopts a resolution approving the amendment and declaring its advisability and the holders of a majority of the outstanding stock entitled to vote approve the amendment; provided that unless expressly required by the certificate of incorporation, stockholder approval is not required for an amendment to change the name of the corporation, to change the nature of a corporation’s business or its powers or purposes, to change the authorized capital of the corporation including reclassification of outstanding shares, to cancel or otherwise alter the rights of stockholders to receive accrued but undeclared dividends, to create new classes of stock, to change the duration of the corporation, or to delete historical provisions in the certificate of incorporation relating to the corporation’s incorporator, initial board of directors, the	Under the DGCL, a corporation’s certificate of incorporation may be amended only if the board of directors adopts a resolution approving the amendment and declaring its advisability and the holders of a majority of the outstanding stock entitled to vote approve the amendment; provided that unless expressly required by the certificate of incorporation, stockholder approval is not required for an amendment to change the name of the corporation, to change the nature of a corporation’s business or its powers or purposes, to change the authorized capital of the corporation including reclassification of outstanding shares, to cancel or otherwise alter the rights of stockholders to receive accrued but undeclared dividends, to create new classes of stock, to change the duration of the corporation, or to delete historical provisions in the certificate of incorporation relating to the corporation’s incorporator, initial board of directors, the

	ILG	MVW
	initial share subscribers, or previously effected changes to stock. If the proposed amendment would adversely affect the rights, powers, par value or preferences of the holders of a class of stock (or one or more series of a class), then the holders of the class of stock (or, if not all series are affected, just the shares of the series affected) shall be entitled to vote as a class on the amendment.	initial share subscribers, or previously effected changes to stock. If the proposed amendment would adversely affect the rights, powers, par value or preferences of the holders of a class of stock (or one or more series of a class), then the holders of the class of stock (or, if not all series are affected, just the shares of the series affected) shall be entitled to vote as a class on the amendment.

	ILG’s certificate of incorporation provides that ILG may amend, alter, change or repeal any provision in the certificate of incorporation in the manner prescribed by the DGCL. To amend the certificate of incorporation, the Board shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance the DGCL shall be executed.	MVW’s certificate of incorporation provides that MVW may amend, alter, change or repeal any provision in the certificate of incorporation in the manner prescribed by the DGCL. MVW’s certificate of incorporation requires a vote of two-thirds of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, in order to alter, amend or adopt any provision inconsistent with or repeal certain provisions of the certificate of incorporation relating to (i) the board of directors, (ii) stockholder action, (iii) the authority to call a special meeting of stockholders, (iv) the approval of any proposal for MVW to merge or consolidate with any other entity, or sell, lease or exchange substantially all of its assets or business, and (v) the authority to make, alter, amend and repeal the certificate of incorporation or bylaws.

	The Board is expressly authorized to adopt, alter or amend the ILG’s bylaws by the affirmative vote of a majority of the directors present. The affirmative vote of a majority of the votes cast shall be required for stockholders to adopt, amend, alter or repeal any provision of ILG’s bylaws.	Under MVW’s certificate of incorporation and MVW’s bylaws, the board of directors may make, alter, amend and repeal bylaws of the corporation (except those that provide otherwise), and any bylaws made by the directors may be altered, amended or repealed by the directors or the stockholders, except that the affirmative vote of at least two thirds of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal or adopt any provision of the bylaws.

Rights Upon Liquidation	Under the DGCL, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by the written consent of stockholders holding 100% of	Under the DGCL, unless the board of directors approves a proposal to dissolve, a dissolution must be approved by the written consent of stockholders holding 100% of

	ILG	MVW
	the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.	the total voting power of the corporation. If a dissolution is initially approved by the board of directors, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

	In the event of any liquidation, dissolution or winding up of ILG after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of ILG’s common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. Shares of common stock are not subject to redemption by operation of a sinking fund or otherwise.	Upon dissolution, after satisfaction of the claims of creditors, the assets of MVW would be distributed to stockholders in accordance with their respective interests, including any rights a holder of shares of preferred stock may have to preferred distributions upon dissolution or liquidation of the corporation.

Enforcement of Civil Liabilities Against Foreign Persons	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

Forum Selection	ILG’s bylaws provide that unless ILG consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following: (i) any derivative action or proceeding brought on behalf of ILG, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, other employee or agent of ILG to ILG or ILG’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws of ILG (in each case, as they may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine.	MVW’s certificate of incorporation provides that unless MVW consents in writing to the selection of an alternative forum, the Court of Chancery of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of MVW, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of MVW to MVW or the stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws, or (iv) any other action asserting a claim governed by the internal affairs doctrine.

APPRAISAL RIGHTS

ILG stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. ILG common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

Under the DGCL, as well as the governing documents of MVW, the stockholders of MVW are not entitled to appraisal rights in connection with the Combination Transactions.

See “Appraisal Rights for ILG Stockholders” and “No Rights of Appraisal for MVW Stockholders.”

LEGAL MATTERS

The validity of the shares of MVW common stock will be passed upon for MVW by Kirkland. The obligation of ILG to effect the Combination Transactions is conditioned on ILG’s receipt of an opinion from Paul, Weiss (or, if Paul, Weiss is unable to deliver such an opinion, from Kirkland), to the effect that, for U.S. federal income tax purposes, (a) the ILG Merger and the ILG LLC Conversion, taken together, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (b) the Initial Holdco Merger and the Final Holdco Merger, taken together, will constitute an integrated plan that will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. See the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 151 of this joint proxy statement/prospectus.

EXPERTS

The consolidated financial statements of ILG appearing in ILG’s Current Report on Form 8-K dated June 5, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of MVW appearing in MVW’s Current Report on Form 8-K dated June 5, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

ILG

In case the Combination Transactions are not completed, an ILG stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify ILG in writing no later than the 45th day, nor earlier than the 75th day, before the first anniversary of the date on which ILG first mailed its proxy materials for the preceding year’s annual meeting, unless the date of the annual meeting is advanced by more than thirty days or delayed by more than thirty days from the anniversary date, in which case notice must be delivered not later than the close of business on the later of (i) the ninetieth day prior to such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made. The chairman of the annual meeting will determine whether any such stockholder proposal was made in accordance with the terms of ILG’s bylaws. If the chairman determines that such proposal was not made in accordance with the terms of ILG’s bylaws, such proposal will be disregarded.

MVW

An MVW stockholder who intends to introduce a proposal for consideration at the 2019 MVW annual meeting of stockholders may seek to have that proposal and a statement in support of the proposal included in MVW’s proxy statement if the proposal relates to a subject that is permitted under Rule 14a-8 under the Exchange Act. Additionally, in order to be eligible for inclusion in MVW’s proxy statement, the MVW stockholder must submit the proposal and supporting statement to MVW’s Corporate Secretary, Marriott Vacations Worldwide Corporation, 6649 Westwood Blvd., Orlando, Florida 32821, in writing not later than December 4, 2018, and must satisfy the other requirements of Rule 14a-8. MVW stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in MVW’s proxy statement.

An MVW stockholder may otherwise propose business for consideration or nominate persons for election to MVW’s Board, in compliance with federal proxy rules, applicable state law and other legal requirements and without seeking to have the proposal included in MVW’s proxy statement pursuant to Rule 14a-8. MVW’s bylaws provide that any such proposals or nominations must be submitted to us not later than the close of business on the ninetieth day nor earlier than the close of business on the hundred-and-twentieth day prior to the first anniversary of the preceding year’s annual meeting. In the event that the date of MVW’s annual meeting is more than thirty days before or more than seventy days after the first anniversary of the preceding year’s annual meeting (other than as a result of adjournment or postponement), then, to be timely, such stockholder’s notice must be submitted in writing not earlier than the close of business on the hundred-and-twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the date on which public announcement of the date of such meeting is first made by MVW. Accordingly, MVW stockholders who wish to nominate persons for election as directors or bring forth other proposals outside of Rule 14a-8 at the 2019 MVW annual meeting of stockholders must give notice of their intention to do so in writing to MVW’s Corporate Secretary on or before February 14, 2019, but no sooner than January 15, 2019. The MVW stockholder’s submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the MVW stockholder’s ownership of MVW common stock as required by MVW’s bylaws. Stockholder proposals or nominations not meeting these requirements will not be entertained at the MVW annual meeting. If a stockholder fails to meet these deadlines or satisfy the requirements of Rule 14a-4 under the Exchange Act, the proxies MVW solicits allow MVW to vote on such proposals as MVW deems appropriate. A copy of MVW’s bylaws was filed with the SEC as Exhibit 3.2 to Current Report Form 8-K on November 22, 2011 and is publicly available on the website of the SEC or you may obtain a copy by submitting a request to the Corporate Secretary, Marriott Vacations Worldwide Corporation, 6649 Westwood Blvd., Orlando, Florida 32821.

ILG PROPOSAL NO. 1—APPROVAL OF ILG COMBINATION TRANSACTIONS

As discussed throughout this joint proxy statement/prospectus, ILG is asking its stockholders to approve the ILG combination transactions and the other transactions contemplated by the merger agreement. Holders of shares of ILG common stock should read carefully this joint proxy statement/prospectus in its entirety, including the Annexes, for more detailed information concerning the merger agreement and the Combination Transactions. In particular, holders of shares of ILG common stock are directed to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus.

The affirmative vote of the holders of a majority of all outstanding shares of ILG common stock entitled to vote is required for ILG to complete the Combination Transactions.

ILG’s Board has unanimously approved the Combination Transactions and the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the Combination Transactions, are advisable and in the best interests of ILG and its stockholders. ILG’s Board unanimously recommends that ILG stockholders vote “FOR” the ILG combination transactions proposal.

ILG PROPOSAL NO. 2—ADVISORY VOTE ON SPECIFIED COMPENSATORY ARRANGEMENTS RELATING TO THE ILG COMBINATION TRANSACTIONS

In accordance with Section 14(A)(b) of the Exchange Act, ILG is providing its stockholders with the opportunity to cast a non-binding, advisory vote at the ILG special meeting to approve the compensation that may be paid or become payable to ILG’s named executive officers in connection with the Combination Transactions, as disclosed under “The Combination Transactions—Interests of ILG Directors and Executive Officers in the Combination Transactions” beginning on page 112 of this joint proxy statement/prospectus. This non-binding, advisory proposal relates only to the existing contractual obligations of ILG (including arrangements that may only become effective if the Combination Transactions are consummated) that may result in a payment to ILG’s named executive officers in connection with the consummation of the Combination Transactions (regardless of the timing of payment) and does not relate to any new compensation or other arrangements entered into in connection with or following the Combination Transactions.

As a non-binding, advisory vote, this proposal is not binding upon ILG, ILG’s Board or MVW, and approval of this proposal is not a condition to completion of the Combination Transactions. The vote on named executive officer compensation payable in connection with the Combination Transactions is a vote separate and apart from the vote to approve the Combination Transactions. Accordingly, ILG stockholders may vote to approve the compensation that may be paid or become payable to ILG’s named executive officers in connection with the Combination Transactions and vote to not approve the Combination Transactions and vice versa. Accordingly, if the Combination Transactions are consummated, ILG and/or MVW will be contractually obligated to pay the compensation payable under such arrangements, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote.

The affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting is required to approve the non-binding, advisory proposal. ILG’s Board unanimously recommends to vote “FOR” the ILG advisory compensation proposal.

ILG PROPOSAL NO. 3—ADJOURNMENT

The ILG special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the ILG combination transactions proposal.

If, at the ILG special meeting, the number of shares of ILG common stock present or represented and voting in favor of the ILG combination transactions proposal is insufficient to approve such proposal, ILG intends to move to adjourn the ILG special meeting in order to enable ILG’s Board to solicit additional proxies for approval of the ILG combination transactions proposal.

In the ILG adjournment proposal, ILG is asking its stockholders to authorize the holder of any proxy solicited by ILG’s Board to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to vote to adjourn the ILG special meeting to another time and place for the purpose of soliciting additional proxies. If ILG stockholders approve the proposal to adjourn the ILG special meeting, ILG could adjourn the ILG special meeting and any adjourned session of the ILG special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from ILG stockholders who have previously voted.

The affirmative vote of a majority of all the votes cast, either in person or represented by proxy, at the ILG special meeting is required to approve the adjournment of the ILG special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the ILG proposal for the issuance of ILG common stock.

ILG’s Board unanimously recommends to vote “FOR” the ILG adjournment proposal.

MVW PROPOSAL NO. 1—APPROVAL OF ISSUANCE OF MVW COMMON STOCK

As discussed in this joint proxy statement/prospectus, MVW stockholders are being asked to consider and vote on the proposal to issue shares of MVW common stock to ILG stockholders under the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/ prospectus.

You should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the proposal to issue shares of MVW common stock to ILG stockholders under the merger agreement and the other transactions contemplated by the merger agreement, including the Combination Transactions.

MVW’s Board has unanimously approved the merger agreement and the Combination Transactions and determined that the merger agreement and the transactions contemplated thereby, including the Combination Transactions and the issuance of shares of MVW common stock to ILG stockholders under the merger agreement, are advisable and in the best interests of MVW and its stockholders. MVW’s Board unanimously recommends that MVW stockholders vote “FOR” the MVW stock issuance proposal.

MVW PROPOSAL NO. 2—ADJOURNMENT

The MVW special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the MVW stock issuance proposal.

If, at the MVW special meeting, the number of shares of MVW common stock present or represented and voting in favor of any proposal is insufficient to approve such proposal, MVW intends to move to adjourn the MVW special meeting in order to enable MVW’s Board to solicit additional proxies for approval of the MVW proposal for the issuance of MVW common stock.

In the MVW adjournment proposal, MVW is asking its stockholders to authorize the holder of any proxy solicited by MVW’s Board to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to vote to adjourn the MVW special meeting to another time and place for the purpose of soliciting additional proxies. If MVW stockholders approve the proposal to adjourn the MVW special meeting, MVW could adjourn the MVW special meeting and any adjourned session of the MVW special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from MVW stockholders who have previously voted.

The affirmative vote of the holders of a majority of the shares of MVW common stock present in person or represented by proxy and entitled to vote at the MVW special meeting is required to approve the adjournment of the MVW special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the MVW proposal for the issuance of MVW common stock.

MVW’s Board unanimously recommends to vote “FOR” the MVW adjournment proposal.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither MVW’s Board nor ILG’s Board knows of any matters that will be presented for consideration at either the MVW special meeting or the ILG special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either of the special meetings or any adjournments or postponements of the special meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

ILG and banks and brokerage firms that hold shares of ILG stockholders have delivered only one joint proxy statement/prospectus to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. ILG will deliver promptly, upon written or oral request, a separate copy of the joint proxy statement/prospectus to any stockholder at a shared address to which a single copy of the documents was delivered. An ILG stockholder who wishes to receive a separate copy of the joint proxy statement/prospectus, now or in the future, may obtain one, without charge, by addressing a request to Investor Relations, ILG, Inc., 6262 Sunset Drive, Miami, Florida 33143 or by calling (305) 666-1861. You may also obtain a copy of the joint proxy statement/prospectus from the investor relations page on ILG’s website (http://investors.ilg.com). ILG stockholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports or notices and wish to receive a single copy of such materials in the future should submit their request by contacting ILG in the same manner. If you are the beneficial owner, but not the record holder, of ILG shares and wish to receive only one copy of the proxy materials and annual reports or notices in the future, you will need to contact your bank, broker or other nominee to request that only a single copy of each document be mailed to all ILG stockholders at the shared address in the future.

If you and other residents at your mailing address own shares of MVW common stock in “street name”, your broker or bank may have sent you a notice that your household will receive only one joint proxy statement/prospectus for each company in which you hold stock through that broker or bank unless you respond with contrary instructions. This practice, known as “householding,” is designed to reduce our printing and postage costs. If you did not respond, the broker or bank will send only one copy of this joint proxy statement/prospectus to your address. You may revoke your consent to householding at any time by contacting Broadridge Financial Services, Inc. either by calling 1-866-540-7095 or by writing to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. In any event, if you did not receive an individual copy of this joint proxy statement/prospectus, or if you wish to receive individual copies of this joint proxy statement/prospectus or MVW’s proxy materials for future meetings, MVW will promptly send a copy to you if you write to Marriott Vacations Worldwide Corporation, 6649 Westwood Boulevard, Orlando, Florida, 32821, Attention: Investor Relations or call Investor Relations at 407-206-6000. You may also obtain a copy of the joint proxy statement/prospectus from MVW’s website (http://ir.marriottvacationsworldwide.com/sec-filings) by clicking on “SEC Filings.” If you and other residents at your mailing address are registered stockholders and you receive more than one copy of this joint proxy statement/prospectus, but you wish to receive only one copy, you must request, in writing, that MVW eliminates these duplicate mailings. To request the elimination of duplicate copies, please write to Computershare, P.O. Box 505000, Louisville, Kentucky, 40233-5000.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

MVW and ILG each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information about issuers, including ILG and MVW, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult ILG’s or MVW’s website for more information about ILG or MVW, respectively. ILG’s website is www.ilg.com. MVW’s website is www.marriottvacationsworldwide.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus. MVW has filed with the SEC a registration statement of which this joint proxy statement/prospectus is a part. The registration statement registers the shares of MVW common stock to be issued to ILG stockholders in the Combination Transactions. The registration statement, including the attached exhibits, contains additional relevant information about MVW and MVW common stock. The rules and regulations of the SEC allow ILG and MVW to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows ILG and MVW to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that ILG has previously filed with the SEC (other than information furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about ILG, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (including the portions of ILG’s Proxy Statement on Schedule 14A, filed on May 7, 2018, incorporated by reference therein) (except for Items 6, 7 and 8 of Part II thereof and XBRL Exhibits 101 thereto which have been updated by ILG’s Current Reports on Form 8-K filed on June 5, 2018 and July 19, 2018).

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

•	Current Reports on Form 8-K or 8-K/A, filed on May 1, 2018, May 3, 2018, June 5, 2018, June 15, 2018, July 3, 2018 and July 19, 2018.

In addition, ILG incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the ILG special meeting (other than information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or ILG will provide you with copies of these documents, without charge, upon written or oral request to:

Corporate Secretary

ILG, Inc.

6262 Sunset Drive

Miami, Florida 33143

(305) 666-1861

This joint proxy statement/prospectus also incorporates by reference the documents listed below that MVW has previously filed with the SEC (other than information furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about MVW, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (including the portions of MVW’s Proxy Statement on Schedule 14A, filed on April 3, 2018, incorporated by reference therein)

(except for Items 6, 7 and 8 of Part II thereof and XBRL Exhibits 101 thereto which have been updated by MVW’s Current Report on Form 8-K filed on June 5, 2018 and July 19, 2018).

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

•	Current Reports on Form 8-K filed on March 16, 2018, May 1, 2018, May 18, 2018, June 5, 2018, June 28, 2018, July 3, 2018 and July 19, 2018.

•	Registration Statement on Form 10-12B (Registration No. 001-35219) initially filed with the SEC on June 28, 2011, as amended, which includes a description of MVW’s capital stock provided under the heading “Description of Capital Stock” in the information statement attached as Exhibit 99.1, and any amendment or report filed with the SEC for the purpose of updating such description.

In addition, MVW incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the MVW special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or MVW will provide you with copies of these documents, without charge, upon written or oral request to:

Corporate Secretary

Marriott Vacations Worldwide Corporation

6649 Westwood Blvd.

Orlando, Florida 32821

(407) 206-6000

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated             , 2018. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to ILG stockholders or MVW stockholders nor the issuance by MVW of shares of common stock in the Combination Transactions will create any implication to the contrary.

This document contains a description of the representations and warranties that each of ILG and MVW made to the other in the merger agreement. Representations and warranties made by ILG, MVW and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference only to provide you with information about the terms and conditions of the agreements, and not to provide any other factual information about ILG, MVW or their businesses.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of April 30, 2018,

by and among

MARRIOTT VACATIONS WORLDWIDE CORPORATION,

ILG, INC.,

IGNITE HOLDCO, INC.,

IGNITE HOLDCO SUBSIDIARY, INC.,

VOLT MERGER SUB, INC.,

and

VOLT MERGER SUB, LLC

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 30, 2018 (this “Agreement”), by and among Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVW”), ILG, Inc., a Delaware corporation (“ILG”), Ignite Holdco, Inc., a Delaware corporation and wholly-owned direct subsidiary of ILG (“Holdco”), Ignite Holdco Subsidiary, Inc., a Delaware corporation and wholly-owned direct subsidiary of Holdco (“Ignite Merger Sub”), Volt Merger Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of MVW (“Volt Corporate Merger Sub”), and Volt Merger Sub, LLC, a Delaware limited liability company and wholly-owned direct subsidiary of MVW (“Volt LLC Merger Sub”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of MVW and ILG have deemed it advisable and in the best interests of their respective corporations and stockholders that MVW and ILG engage in a business combination;

WHEREAS, for U.S. Federal income Tax purposes, it is intended that (i) the ILG Merger and the ILG LLC Conversion, taken together, qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Initial Holdco Merger and the Final Holdco Merger, taken together, constitute an integrated plan described in Rev. Rul 2001-46, 2001-2 C.B. 321 (the “Integrated Transaction”), (iii) the Integrated Transaction qualify as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (i) through (iii), the “Intended Tax Treatment”) and (iv) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) with respect to each of the reorganizations described above; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of MVW to enter into this Agreement, Qurate Retail, Inc. and Liberty USA Holdings, LLC, (collectively “Qurate Retail”) entered into a voting and support agreement with MVW (the “Qurate Retail Voting Agreement”), pursuant to which such stockholder has agreed, on the terms and subject to the conditions set forth therein, to, among other things, vote all its ILG Common Stock in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE I

THE MERGERS AND THE LLC CONVERSION

Section 1.1 The Combination Transactions.

(a) The ILG Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Ignite Merger Sub shall be merged with and into ILG (the “ILG Merger”) at the ILG Merger Effective Time. Following the ILG Merger Effective Time, the separate corporate existence of Ignite Merger Sub shall cease, and ILG shall continue as the surviving corporation (the “Initial ILG Surviving Corporation”) in the ILG Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Ignite Merger Sub in accordance with the DGCL.

(b) The LLC Conversion. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “Delaware LLC Act”),

following the ILG Merger, the Initial ILG Surviving Corporation shall be converted from a Delaware corporation into a Delaware limited liability company (“ILG LLC”) (the “ILG LLC Conversion”) at the ILG LLC Conversion Effective Time, and ILG LLC, for all purposes under the DGCL and the Delaware LLC Act, shall be deemed to be the same entity as the Initial ILG Surviving Corporation.

(c) The Initial Holdco Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, following the ILG LLC Conversion, Volt Corporate Merger Sub shall be merged with and into Holdco (the “Initial Holdco Merger”) at the Initial Holdco Merger Effective Time. Following the Initial Holdco Merger Effective Time, the separate corporate existence of Volt Corporate Merger Sub shall cease, and Holdco shall continue as the surviving corporation (the “Initial Holdco Surviving Corporation”) in the Initial Holdco Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Volt Corporate Merger Sub in accordance with the DGCL.

(d) The Final Holdco Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware LLC Act, following the Initial Holdco Merger, the Initial Holdco Surviving Corporation shall be merged with and into Volt LLC Merger Sub (the “Final Holdco Merger” and, together with the ILG Merger, the ILG LLC Conversion and the Initial Holdco Merger, the “Combination Transactions”) at the Final Holdco Merger Effective Time. Following the Final Holdco Merger Effective Time, the separate corporate existence of the Initial Holdco Surviving Corporation shall cease, and Volt LLC Merger Sub shall continue as the surviving company (the “Final Surviving Company”) in the Final Holdco Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of the Initial Holdco Surviving Corporation in accordance with the DGCL and the Delaware LLC Act.

(e) Resulting Structure. As a result of the foregoing transactions, (i) Volt LLC Merger Sub (aka, the “Final Surviving Company”) shall remain as a wholly-owned direct subsidiary of MVW, (ii) ILG LLC (fka the “Initial ILG Surviving Corporation” or “ILG”) shall become a wholly-owned direct subsidiary of Volt LLC Merger Sub, (iii) Ignite Merger Sub shall cease to exist, (iv) Volt Corporate Merger Sub shall cease to exist and (v) Holdco shall cease to exist.

(f) Authorized Holdco Shares. In connection with the Combination Transactions, ILG and Holdco shall take such actions as may be necessary to ensure that there are authorized and available for issuance, prior to the ILG Merger, a sufficient number of shares of common stock, par value $0.01 per share, of Holdco (the “Holdco Common Stock”) to permit the issuance of shares of Holdco Common Stock to the holders of shares of common stock, par value $0.01 per share, of ILG (the “ILG Common Stock”) as of the ILG Merger Effective Time in accordance with the terms of this Agreement.

(g) Authorized MVW Shares. In connection with the Combination Transactions, MVW shall take such actions as may be necessary to ensure there are authorized and available for issuance, prior to the Initial Holdco Merger, a sufficient number of shares of common stock, par value $0.01 per share, of MVW (the “MVW Common Stock”) to permit the issuance of shares of MVW Common Stock to the holders of shares of Holdco Common Stock (which includes the former holders of shares of ILG Common Stock that are entitled to receive shares of Holdco Common Stock in the ILG Merger) as of the Initial Holdco Merger Effective Time in accordance with the terms of this Agreement.

Section 1.2 Closing. The closing of the Combination Transactions (the “Closing”) shall take place at 10:00 a.m., New York time, on the third business day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Kirkland & Ellis LLP, New York, New York, 10011, unless another time, date or place is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).

Section 1.3 Effectiveness of ILG Merger.

(a) ILG Merger Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the ILG Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Initial ILG Certificate of Merger”) with respect to the ILG Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The ILG Merger shall become effective at 11:58 p.m. New York City time on the Closing Date or at such other time as ILG and MVW shall agree and specify in the Initial ILG Certificate of Merger; provided that such other time shall be before the ILG LLC Conversion Effective Time (such time as the ILG Merger becomes effective being the “ILG Merger Effective Time”). The ILG Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

(b) Organizational Documents. At the ILG Merger Effective Time, the ILG Charter and the ILG Bylaws shall be amended to read in their entirety as the articles of incorporation of Ignite Merger Sub and the bylaws of Ignite Merger Sub, respectively (except that references to the name of Ignite Merger Sub shall be replaced by references to the name of ILG), in each case until thereafter amended in accordance with Applicable Law.

(c) Officers and Directors. The directors of Ignite Merger Sub immediately prior to the ILG Merger Effective Time shall be the directors of the Initial ILG Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of ILG immediately prior to the ILG Merger Effective Time shall be the officers of the Initial ILG Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.4 Effectiveness of ILG LLC Conversion.

(a) ILG LLC Conversion. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the ILG LLC Conversion to be consummated by filing with the Secretary of State of the State of Delaware a certificate of conversion (the “ILG Certificate of Conversion”) with respect to the ILG LLC Conversion, duly executed and completed in accordance with the relevant provisions of the DGCL and the Delaware LLC Act, and shall make all other filings or recordings required under the DGCL or the Delaware LLC Act. The ILG LLC Conversion shall become effective at 11:59 p.m. New York City time on the Closing Date or at such other time as ILG and MVW shall agree and specify in the ILG Certificate of Conversion; provided that such other time shall be after the ILG Merger Effective Time and before the Initial Holdco Merger Effective Time (such time as the ILG LLC Conversion becomes effective being the “ILG LLC Conversion Effective Time”). The ILG LLC Conversion shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the Delaware LLC Act.

(b) Organizational Documents. At the ILG LLC Conversion Effective Time, the certificate of formation of ILG LLC and the limited liability company agreement of ILG LLC will be in a form agreed to by ILG and MVW prior to the Closing, in each case until thereafter amended in accordance with Applicable Law.

(c) Officers and Directors. The directors of the Initial ILG Surviving Corporation immediately prior to the ILG LLC Conversion Effective Time shall be the managers of ILG LLC, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Initial ILG Surviving Corporation immediately prior to the ILG LLC Conversion Effective Time shall be the officers of ILG LLC, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.5 Effectiveness of Initial Holdco Merger.

(a) Initial Holdco Merger Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Initial Holdco Merger to be consummated by filing on the Closing

Date with the Secretary of State of the State of Delaware a certificate of merger (the “Holdco Certificate of Merger”) with respect to the Initial Holdco Merger, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Initial Holdco Merger shall become effective at 12:01 a.m. New York City time on the day immediately following the Closing Date or at such other time as ILG and MVW shall agree and specify in the Holdco Certificate of Merger; provided that such other time shall be after the ILG LLC Conversion Effective Time and before the Final Holdco Merger Effective Time (such time as the Initial Holdco Merger becomes effective being the “Initial Holdco Merger Effective Time”).

(b) Organizational Documents. At the Initial Holdco Merger Effective Time, the articles of incorporation of Holdco and the bylaws of Holdco shall be amended to read in their entirety as the articles of incorporation of Volt Corporate Merger Sub and the bylaws of Volt Corporate Merger Sub, respectively (except that references to the name of Volt Corporate Merger Sub shall be replaced by references to the name of Holdco), in each case until thereafter amended in accordance with Applicable Law.

(c) Officers and Directors. The directors of Volt Corporate Merger Sub immediately prior to the Initial Holdco Merger Effective Time shall be the directors of the Initial Holdco Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Volt Corporate Merger Sub immediately prior to the Initial Holdco Merger Effective Time shall be the officers of the Initial Holdco Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.6 Effectiveness of Final Holdco Merger.

(a) Final Holdco Merger Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Final Holdco Merger to be consummated by filing on the Closing Date with the Secretary of State of the State of Delaware a certificate of merger (the “Final Certificate of Merger”) with respect to the Final Holdco Merger, duly executed and completed in accordance with the relevant provisions of the Delaware LLC Act and the DGCL, and shall make all other filings or recordings required under the Delaware LLC Act or the DGCL. The Final Holdco Merger shall become effective at 12:02 a.m. New York City time on the day immediately following the Closing Date or at such other time as ILG and MVW shall agree and specify in the Final Certificate of Merger; provided that such other time shall be after the Initial Holdco Merger Effective Time (such time as the Final Holdco Merger becomes effective being the “Final Holdco Merger Effective Time”). The Final Holdco Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the Delaware LLC Act.

(b) Organizational Documents. At the Final Holdco Merger Effective Time, (i) the certificate of formation of Volt LLC Merger Sub shall become the certificate of formation of the Final Surviving Company, until thereafter amended in accordance with Applicable Law, and (ii) the limited liability company agreement of Volt LLC Merger Sub shall become the limited liability company agreement of the Final Surviving Company, until thereafter amended in accordance with Applicable Law.

(c) Officers and Directors. The directors of the Initial Holdco Surviving Corporation immediately prior to the Final Holdco Merger Effective Time shall be the managers of the Final Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Initial Holdco Surviving Corporation immediately prior to the Final Holdco Merger Effective Time shall be the officers of the Final Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT OF THE COMBINATION TRANSACTIONS ON THE CAPITAL STOCK OF ILG AND HOLDCO; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock of ILG and Holdco from the Combination Transactions.

(a) Conversion of ILG Common Stock. As of the ILG Merger Effective Time, by virtue of the ILG Merger and without any action on the part of ILG, Ignite Merger Sub or the holders of any shares of ILG Common Stock or any ILG Equity Awards:

(i) Each issued and outstanding share of ILG Common Stock (other than any ILG Equity Awards to be treated in accordance with Section 2.1(d)) shall be converted into the right to receive one fully paid and nonassessable share of Holdco Common Stock (the “ILG Merger Consideration”). As of the ILG Merger Effective Time, all such shares of ILG Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the ILG Merger Effective Time, each holder of a Certificate or Book-Entry share representing any shares of ILG Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the ILG Merger Consideration.

(ii) Each share of common stock of Ignite Merger Sub issued and outstanding immediately prior to the ILG Merger Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Initial ILG Surviving Corporation.

(b) Conversion of Holdco Common Stock. As of the Initial Holdco Merger Effective Time, by virtue of the Initial Holdco Merger and without any action on the part of Holdco, Volt Corporate Merger Sub or the holders of any shares of Holdco Common Stock (including former holders of ILG Common Stock that are entitled to receive shares of Holdco Common Stock in the ILG Merger) or any Holdco Equity Awards (including former holders of ILG Equity Awards that are entitled to receive Holdco Equity Awards in the ILG Merger):

(i) Each issued and outstanding share of Holdco Common Stock, which for purposes of this Article II shall include any rights to receive shares of Holdco Common Stock as a result of the ILG Merger (other than any shares of Holdco Common Stock to be canceled pursuant to Section 2.1(c), Holdco Equity Awards to be treated in accordance with Section 2.1(d) and any Appraisal Shares), shall be converted into the right to receive 0.165 (the “Exchange Ratio”) fully paid and nonassessable shares of MVW Common Stock, together with cash in lieu of fractional shares of MVW Common Stock as specified below, without interest (the “Stock Merger Consideration”), and $14.75 in cash, without interest (the “Cash Merger Consideration” and, together with the Stock Merger Consideration, the “Merger Consideration”). As of the Initial Holdco Merger Effective Time, all such shares of Holdco Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Initial Holdco Merger Effective Time, each holder of a Certificate or Book-Entry share representing any shares of Holdco Common Stock (or a Certificate or Book-Entry Share representing the right to receive any shares of Holdco Common Stock pursuant to the ILG Merger) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 2.2.

(ii) Each share of common stock of Volt Corporate Merger Sub issued and outstanding immediately prior to the Initial Holdco Merger Effective Time shall be converted into one fully paid and nonassessable share of common stock, no par value per share, of the Initial Holdco Surviving Corporation (the “Initial Holdco Surviving Corporation Common Stock”).

(c) Cancellation of Treasury and Subsidiary Owned Shares of Holdco. Each share of Holdco Common Stock held in the treasury of Holdco or held by any of its wholly owned subsidiaries immediately prior to the Initial Holdco Merger Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Treatment of ILG Equity Awards.

(i) Each ILG Equity Award outstanding as of the ILG Merger Effective Time shall, as of the ILG Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into an award of the same type with respect to Holdco on a one-for-one basis (with the same terms and exercise price, if applicable) and, following such conversion, shall be referred to as “Holdco RSU Awards”, “Holdco PSU Awards”, “Holdco Restricted Share Awards” and “Holdco Deferred Stock Unit Awards,” as applicable.

(ii) Each Holdco RSU Award, whether vested or unvested, that is outstanding immediately prior to the Initial Holdco Merger Effective Time shall, as of the Initial Holdco Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into a right to receive (A) an MVW restricted stock unit award on the same terms and conditions (including applicable vesting conditions) applicable to such Holdco RSU Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time, with respect to a number of shares of MVW Common Stock, rounded up or down to the nearest whole share, determined by multiplying the number of shares of Holdco Common Stock subject to such Holdco RSU Award immediately prior to the Initial Holdco Merger Effective Time (the “RSU Share Number”) by the Exchange Ratio and (B) except as set forth on Section 2.1(d) of the ILG Disclosure Letter, an award of cash (which shall be subject to the same vesting conditions applicable to such Holdco RSU Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time) in an amount determined by multiplying the Cash Merger Consideration by the RSU Share Number.

(iii) Each Holdco PSU Award that is outstanding immediately prior to the Initial Holdco Merger Effective Time shall, as of the Initial Holdco Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into a right to receive (A) an MVW restricted stock unit award on the same terms and conditions (including applicable vesting conditions but excluding performance goals) applicable to such Holdco PSU Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the Initial Holdco Merger Effective Time, with respect to a number of shares of MVW Common Stock, rounded up or down to the nearest whole share, determined by multiplying the number of shares of Holdco Common Stock that the holder would be eligible to receive based on achievement of any applicable performance goals at target level (the “PSU Share Number”) by the Exchange Ratio and (B) except as set forth on Section 2.1(d) of the ILG Disclosure Letter, an award of cash (which shall be subject to the same terms and conditions applicable to such Holdco PSU Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time, but excluding performance goals) in an amount determined by multiplying the Cash Merger Consideration by the PSU Share Number.

(iv) Each Holdco Restricted Share Award that is outstanding immediately prior to the Initial Holdco Merger Effective Time shall, as of the Initial Holdco Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into a right to receive (A) an MVW restricted share award on the same terms and conditions (including applicable vesting conditions) applicable to such Holdco Restricted Share Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time, with respect to a number of shares of MVW Common Stock, rounded up or down to the nearest whole share, determined by multiplying the number of shares of Holdco Common Stock subject to such Holdco Restricted Share Award immediately prior to the Initial Holdco Merger Effective Time (the “Restricted Share Number”) by the Exchange Ratio and (B) except as set forth on Section 2.1(d) of the ILG Disclosure Letter, an award of cash (which shall be subject to the same vesting conditions applicable to such Holdco Restricted Share Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time) in an amount determined by multiplying the Cash Merger Consideration by the Restricted Share Number.

(v) Each Holdco Deferred Stock Unit Award that is outstanding immediately prior to the Initial Holdco Merger Effective Time shall, as of the Initial Holdco Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into a right to receive (A) an MVW deferred stock unit award on the same terms and conditions applicable to such Holdco Deferred Stock Unit Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time, with respect to a number of shares of MVW Common Stock, rounded up or down to the nearest whole share, determined by multiplying the number of shares of Holdco Common Stock subject to such Holdco Deferred Stock Unit Award immediately prior to the Initial Holdco Merger Effective Time (the “DSU Share Number”) by the Exchange Ratio and (B) except as set forth on Section 2.1(d) of the ILG Disclosure Letter, an award of cash (which shall be subject to the same vesting conditions applicable to such Holdco Deferred Stock Unit Award under the applicable ILG Equity Plan and award agreement in effect immediately prior to the ILG Merger Effective Time) in an amount determined by multiplying the Cash Merger Consideration by the DSU Share Number.

(vi) Prior to the Initial Holdco Merger Effective Time, the Board of Directors of ILG or the appropriate committee thereof shall adopt resolutions providing for the treatment of the ILG RSU Awards, ILG PSU Awards, ILG Restricted Share Awards and ILG Deferred Stock Unit Awards (collectively, the “ILG Equity Awards”) and the Holdco RSU Awards, Holdco PSU Awards, Holdco Restricted Share Awards and Holdco Deferred Stock Unit Awards (collectively, the “Holdco Equity Awards”) as contemplated by this Section 2.1(d). As soon as practicable after the Initial Holdco Merger Effective Time, MVW shall, if necessary, prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of MVW Common Stock necessary to fulfill MVW’s obligations under this Section 2.1(d). MVW shall take all corporate action necessary to reserve for issuance a sufficient number of shares of MVW Common Stock for delivery with respect to the Holdco Equity Awards assumed by it in accordance with this Section 2.1(d).

(vii) With respect to any amount payable under this Section 2.1(d) that constitutes nonqualified deferred compensation subject to Section 409A of the Code, to the extent that payment of such amount would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code, such payment shall instead be made at the earliest time permitted under this Agreement and the terms of the corresponding award that occurs on or after the applicable distribution date specified above and that will not result in the imposition of such Tax or penalty.

(e) Conversion of Initial Holdco Surviving Corporation Common Stock. As of the Final Holdco Merger Effective Time, by virtue of the Final Holdco Merger and without any action on the part of the Initial Holdco Surviving Corporation, Volt LLC Merger Sub or the holders of shares of Initial Holdco Surviving Corporation Common Stock:

(i) Each issued and outstanding share of Initial Holdco Surviving Corporation Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each limited liability company interest of Volt LLC Merger Sub issued and outstanding immediately prior to the Final Holdco Merger Effective Time shall be converted into one limited liability company interest of the Final Surviving Company.

Section 2.2 Exchange of Shares and Certificates.

(a) Exchange Agent. Prior to the Initial Holdco Merger Effective Time, MVW shall designate a bank, trust company or nationally recognized stockholder services provider, which shall be acceptable to ILG (the “Exchange Agent”), for the purpose of exchanging, in accordance with this Article II, Certificates and Book-Entry Shares for the Merger Consideration. MVW shall deliver to the Exchange Agent, as needed, (i) cash in an amount sufficient to pay the aggregate Cash Merger Consideration pursuant to Section 2.1(b)(i) and (ii) Certificates or Book-Entry Shares representing a sufficient number of shares of MVW Common Stock to be delivered as the Stock Merger Consideration (including the Excess Shares to be sold by the Exchange Agent pursuant to Section 2.2(e)) in respect of the shares of Holdco Common Stock. MVW shall instruct the Exchange Agent to timely pay the Merger Consideration in accordance with this Agreement.

(b) Exchange Procedures. As soon as reasonably practicable after the Initial Holdco Merger Effective Time, the Exchange Agent shall, and MVW shall cause the Exchange Agent to, mail to (i) each holder of record of a certificate that immediately prior to the ILG Merger Effective Time represented outstanding shares of ILG Common Stock whose shares were converted into the right to receive the ILG Merger Consideration (a “Certificate”), and (ii) each holder of uncertificated shares of ILG Common Stock represented by book entry that were converted into the right to receive the ILG Merger Consideration (“Book-Entry Shares”), which, in each case, by virtue of the Initial Holdco Merger, was subsequently converted into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as MVW and the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or the Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by MVW, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by MVW or the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, and any Certificate and Book-Entry Share so surrendered shall forthwith be canceled. If any portion of the Merger Consideration is to be registered in the name of or paid to a person other than the person in whose name the applicable surrendered Certificate is registered, it shall be a condition to such registration or payment that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such registration or payment of the Merger Consideration shall pay to the Exchange Agent any transfer or other Taxes required by reason of such registration in the name of or payment to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Delivery of the aggregate Merger Consideration, as applicable, with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. Until surrendered or cancelled as contemplated by this Section 2.2, each Certificate or Book-Entry Share shall be deemed at any time after the Initial Holdco Merger Effective Time to represent only the right to receive upon such surrender or cancellation the Merger Consideration. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender or cancellation of Certificates or Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to MVW Common Stock with a record date after the Initial Holdco Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or uncancelled Book-Entry Share with respect to any shares of MVW Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), in each case until the surrender or cancellation of such Certificate or Book-Entry Share in accordance with this Article II. Subject to the effect of Applicable Laws, following surrender or cancellation of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of MVW Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or cancellation, the amount of any cash payable in lieu of a fractional share of MVW Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Initial Holdco Merger Effective Time theretofore paid with respect to such shares of MVW Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Initial Holdco Merger Effective Time but prior to such surrender or cancellation and a payment date subsequent to such surrender or cancellation payable with respect to such shares of MVW Common Stock.

(d) No Further Ownership Rights in ILG Common Stock. The Merger Consideration paid upon the surrender for exchange or cancellation of Certificates or Book-Entry Shares in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.2(b), Section 2.2(c) or Section 2.2(e)) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Holdco Common Stock (and any rights to receive shares of Holdco Common Stock as a result of the ILG Merger) theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the obligation of MVW to pay any dividends or make any other distributions with a record date prior to the Initial Holdco Merger Effective Time that may have been declared or made by ILG on such shares of ILG Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Initial Holdco Merger Effective Time, and there shall be no further registration of transfers on the stock transfer books of (i) the Initial ILG Surviving Corporation of the shares of ILG Common Stock that were outstanding immediately prior to the ILG Merger Effective Time and (ii) the Initial Holdco Surviving Corporation of the shares of Holdco Common Stock that were issued and outstanding immediately prior to the Initial Holdco Merger Effective Time. If, after the Initial Holdco Merger Effective Time, Certificates or Book-Entry Shares are presented to MVW or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise provided by Applicable Law.

(e) Fractional Shares.

(i) No certificates representing fractional shares of MVW Common Stock shall be issued upon the surrender for exchange or cancellation of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of MVW.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of ILG Common Stock converted pursuant to the ILG Merger into the right to receive the ILG Merger Consideration, which was thereafter converted pursuant to the Initial Holdco Merger into the right to receive the Merger Consideration (other than with respect to ILG Equity Awards and Holdco Equity Awards described in Section 2.1(d)), who would otherwise have been entitled to receive a fraction of a share of MVW Common Stock (after taking into account all Certificates delivered by such holder and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Initial Holdco Merger Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of MVW Common Stock represented by the aggregate Stock Merger Consideration (without giving effect to the preceding paragraph (i)) over (ii) the aggregate number of full shares of MVW Common Stock to actually be distributed to holders of Certificates or Book-Entry Shares (after giving effect to the preceding paragraph (i)) (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Initial Holdco Merger Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on NYSE, all in the manner provided herein.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.2(e).

(f) Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2(a) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Initial Holdco Merger Effective Time shall be delivered to MVW, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this

Article II shall thereafter be entitled to look only to MVW for payment of their claim for any shares of MVW Common Stock, any cash in lieu of fractional shares of MVW Common Stock and any dividends or distributions with respect to MVW Common Stock.

(g) No Liability. None of the parties hereto or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered or cancelled prior to seven years after the Initial Holdco Merger Effective Time, or immediately prior to such earlier date on which any cash, any shares of MVW Common Stock, any cash in lieu of fractional shares of MVW Common Stock or any dividends or other distributions with respect to MVW Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of MVW, free and clear of all claims or interests of any person previously entitled thereto.

(h) Investment of Merger Consideration. The Exchange Agent shall invest the aggregate Cash Merger Consideration delivered by MVW pursuant to Section 2.2(a)(i) and any proceeds from the sale of Excess Shares pursuant to Section 2.2(e) as directed by MVW; provided that no losses on such investments shall affect the cash payable to former holders of shares of ILG Common Stock or Holdco Common Stock pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to MVW.

(i) Withholding Rights. Each of the parties hereto and the Exchange Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable Tax law. To the extent that amounts are so deducted and withheld and paid over to or deposited with the proper Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made. As of the date hereof, none of the parties to this Agreement has knowledge of any such withholding obligation (other than with respect to compensatory payments).

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by MVW or the Exchange Agent, the posting by such person of a bond in such reasonable amount as MVW or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares of MVW Common Stock, and unpaid dividends and other distributions on shares of MVW Common Stock deliverable in respect thereof, pursuant to this Agreement.

(k) Exchange of Shares in the ILG Merger. Notwithstanding anything to the contrary herein, there shall be no exchange of certificates or book entry shares in the ILG Merger and, in lieu thereof, the holders of certificates or book entry shares of ILG that were converted into the right to receive shares of Holdco Common Stock in the ILG Merger shall participate with respect to such shares of Holdco Common Stock solely in the exchange procedures provided above in this Section 2.2 with respect to the Merger Consideration to be received pursuant to the Initial Holdco Merger.

(l) Appraisal Shares. Notwithstanding anything to the contrary herein, shares of Holdco Common Stock issued and outstanding immediately prior to the Initial Holdco Merger Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Initial Holdco Merger Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Initial Holdco Merger Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Holdco Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Initial Holdco Merger Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Initial Holdco Merger Effective Time, the right to receive, without interest thereon, the Merger Consideration. ILG shall deliver prompt notice to MVW of any demands for appraisal of any shares of Holdco Common Stock and ILG shall provide MVW with the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Except as required by Applicable Law, ILG shall not settle, make any payments with respect to, or offer to settle, any claim with respect to the Appraisal Shares without the prior written consent of MVW.

Section 2.3 Certain Adjustments. If between the date of this Agreement and the Initial Holdco Merger Effective Time, the outstanding shares of ILG Common Stock or MVW Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the Exchange Ratio and related provisions shall be appropriately adjusted to provide to the holders of ILG Common Stock and MVW Common Stock or ILG Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction; provided, for the avoidance of doubt, that (i) nothing in this Section 2.3 shall be construed to permit ILG or MVW to take any action with respect to its securities that is prohibited by the terms of this Agreement and (ii) cash dividends, share repurchases and grants of equity compensation in each case consistent with the terms hereof shall not result in any adjustment to the Exchange Ratio.

Section 2.4 Further Assurances. At and after the Initial Holdco Merger Effective Time, the officers and directors or managers, as applicable, of MVW and the Initial Holdco Surviving Corporation or the Final Surviving Company, as applicable, shall be authorized to execute and deliver, in the name and on behalf of ILG, Holdco, the Final Surviving Company or MVW, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm of record or otherwise in MVW, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by MVW as a result of, or in connection with, the Combination Transactions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of ILG. Except as set forth in any ILG SEC Document filed with the Securities and Exchange Commission (the “SEC”) since December 31, 2016 and publicly available at least one business day prior to the date of this Agreement (as amended to the date of this Agreement, the “ILG Filed SEC Documents”) (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) (provided that nothing disclosed in any ILG Filed SEC Documents shall qualify the representations and warranties set forth in Section 3.1(c)) or as disclosed in the disclosure letter delivered by ILG to MVW prior to the execution of this Agreement (the “ILG Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), ILG represents and warrants to MVW as follows:

(a) Organization, Standing and Corporate Power. Each of ILG and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. Each of ILG and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. ILG has delivered to or made available to MVW prior to the execution of this Agreement true and complete copies of any amendments to ILG’s Amended and Restated Certificate of Incorporation (the “ILG Charter”) and ILG’s Fifth Amended and Restated By-laws (the “ILG Bylaws”) not filed as of the date of this Agreement with the ILG Filed SEC Documents.

(b) Corporate Authority; Non-contravention.

(i) ILG has all requisite corporate power and authority to enter into this Agreement and, subject to the ILG Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by ILG and the consummation by ILG of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ILG, subject, in the case of the ILG Merger, to the ILG Stockholder Approval. This Agreement has been duly executed and delivered by ILG and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of ILG, enforceable against ILG in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity.

(ii) The execution and delivery of this Agreement by each of ILG, Holdco and Ignite Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance by each of ILG, Holdco and Ignite Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (but excluding licenses of Intellectual Property) (collectively, “Liens”) upon any of the properties or assets of ILG or any of its subsidiaries, under (A) (x) the ILG Charter or the ILG Bylaws or (y) the comparable organizational documents of any of ILG’s subsidiaries (including Holdco and Ignite Merger Sub, both before and after giving effect to the ILG Merger and the ILG LLC Conversion), (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other contract, agreement, instrument, permit, concession, franchise, license or similar authorization to which ILG or any of its subsidiaries (including Holdco and Ignite Merger Sub, both before and after giving effect to the ILG Merger and the ILG LLC Conversion) is a party or by which ILG, any of its subsidiaries (including Holdco and Ignite Merger Sub, both before and after giving effect to the ILG Merger and the ILG LLC Conversion) or their respective properties or assets are bound, or (C) subject to the governmental filings and other matters referred to in clause (iii) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to ILG or any of its subsidiaries (including Holdco and Ignite Merger Sub, both before and after giving effect to the ILG Merger and the ILG LLC Conversion) or their respective properties or assets, other than, in the case of clauses (A)(y), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG or, after giving effect to the ILG Merger and the ILG LLC Conversion, Holdco.

(iii) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body (a “Governmental Entity”) is required by or with respect to ILG or any of its subsidiaries (including Holdco and Ignite Merger Sub, both before and after giving effect to the ILG Merger and the ILG LLC Conversion) in connection with the execution and delivery of this Agreement by ILG, Holdco or Ignite Merger Sub, the consummation by ILG, Holdco and Ignite Merger Sub of the transactions contemplated hereby or the compliance by ILG, Holdco and Ignite Merger Sub with the provisions of this Agreement, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and with any other applicable federal, state or foreign laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the “Antitrust Laws”)”; (B) the filing with the SEC of (x) a proxy statement relating to the ILG Stockholders Meeting (such proxy statement, together with the proxy statement relating to the MVW Stockholders Meeting, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”), (y) the registration statement on Form S-4 to be filed with the SEC by MVW in connection with the issuance of shares of MVW Common Stock in the Initial Holdco Merger, of which the Joint Proxy Statement will form a part (the “Form S-4”), and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Initial ILG Certificate of Merger, the ILG Certificate of Conversion, the Holdco Certificate of Merger and the Final Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which ILG and MVW or their respective subsidiaries are qualified to do business; (D) any filings required under the rules and regulations of the NASDAQ Global Select Market; and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG or, after giving effect to the ILG Merger and the ILG LLC Conversion, Holdco.

(c) Capital Structure.

(i) The authorized capital stock of ILG consists of 300,000,000 shares of ILG Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “ILG Preferred Stock”). At the close of business on April 27, 2018 (the “Measurement Date”), (A) 124,207,141 shares of ILG Common Stock were issued and outstanding (excluding shares described in the following clauses (B) and (D)(III)), (B) 9,987,627 shares of ILG Common Stock were held by ILG in its treasury or were held by wholly owned subsidiaries of ILG, (C) no shares of ILG Preferred Stock were issued and outstanding and (D) 2,812,012 shares of ILG Common Stock were reserved and available for issuance pursuant to the ILG Equity Plans, of which amount (I) 1,108,152 shares of ILG Common Stock were underlying outstanding ILG RSU Awards, (II) 1,518,624 shares of ILG Common Stock were underlying outstanding ILG PSU Awards (assuming satisfaction of any performance vesting conditions at target levels), (III) 113,569 shares of ILG Common Stock were underlying outstanding ILG Restricted Share Awards, and (IV) 71,667 shares of ILG Common Stock were underlying outstanding ILG Deferred Stock Unit Awards.

(ii) All outstanding shares of capital stock of ILG are, and all shares of capital stock of ILG that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in the immediately preceding paragraph (i) and except for changes since the Measurement Date resulting from the issuance of shares of ILG Common Stock pursuant to ILG RSU Awards, ILG PSU Awards, ILG Restricted Share Awards or ILG Deferred Stock Unit Awards outstanding on the date of this Agreement, which awards are set forth in Section 3.1(c)(i) or issued after the date of this Agreement in compliance with Section 4.1(a)(ii), (A) there are not issued or outstanding (w) any shares of capital stock, other equity interests or other voting securities of ILG, (x) any securities of ILG or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock, other equity interests or other voting securities of ILG, (y) any warrants, calls, options or other rights to acquire from ILG or any of its subsidiaries (including any subsidiary trust), or obligations of ILG or any of its subsidiaries to issue, any capital stock, other equity interests or other voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock, other equity interests or other voting securities of ILG or (z) any shares of restricted stock, restricted stock units, stock appreciation rights, “phantom” stock or similar securities or rights, in each case, that are derivative of, or provide economic benefits based on the value of, any capital stock, other equity interest or other voting securities of ILG (collectively, clauses (w), (x), (y) and (z), the “ILG Securities”) and (B) there are no outstanding obligations of ILG or any of its subsidiaries to repurchase, redeem or otherwise acquire any such ILG Securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such ILG Securities.

(iii) There are no voting trusts or other agreements or understandings to which ILG or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interest of ILG or its subsidiaries. Neither ILG nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d) Subsidiaries. All outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) of ILG have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by ILG, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests (other than limitations on transfer under securities laws).

(e) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) ILG and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2016 (the “ILG SEC Documents”). As of their respective dates (or, if amended, as of the date of such amendment), the ILG SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the ILG SEC Documents, and none of the ILG SEC Documents when filed (or, if amended, as of the date of such amendment) and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the ILG SEC Documents, and, to the knowledge of ILG, none of the ILG SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii) The consolidated financial statements (including all related notes and schedules) of ILG and its subsidiaries included in the ILG SEC Documents (the “ILG Financial Statements”) were prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ILG and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii) Except (A) as reflected or reserved against in ILG’s consolidated balance sheet as of December 31, 2017 (or the notes thereto) as included in the ILG Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2017 and

(C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither ILG nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on or reserved against in a consolidated balance sheet of ILG and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ILG.

(iv) ILG maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of ILG’s properties or assets. Since January 1, 2016, ILG has disclosed to its auditors and the audit committee of ILG’s Board of Directors any written notification of any (1) “significant deficiency” in the internal control over financial reporting of ILG, (2) “material weakness” in the internal control over financial reporting of ILG or (3) fraud, whether or not material, that involves management or other employees of ILG who have a significant role in the internal controls over financial reporting of ILG. ILG has made available to MVW all such disclosures made by ILG since January 1, 2016 to its auditors or the audit committee of ILG’s Board of Directors to the date of this Agreement.

(v) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by ILG are designed to ensure that all information (both financial and non-financial) required to be disclosed by ILG in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of ILG, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of ILG to make the certifications required under the Exchange Act with respect to such reports.

(vi) Neither ILG nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among ILG and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, ILG or any of its subsidiaries in ILG’s or such subsidiary’s published financial statements or other ILG SEC Documents.

(f) Information Supplied. None of the information supplied or to be supplied by ILG specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to ILG’s stockholders or at the time of the ILG Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by ILG with respect to statements made or incorporated by reference therein based on or derived from information supplied by MVW specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g) Absence of Certain Changes or Events.

(i) From December 31, 2017 through the date of this Agreement, the businesses of ILG and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, except for the execution and performance of this Agreement and the discussions, negotiations, actions and transactions related hereto.

(ii) Since December 31, 2017, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on ILG.

(h) Compliance with Applicable Laws; Outstanding Orders.

(i) ILG, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of ILG and its subsidiaries (the “ILG Permits”), except where the failure to have any such ILG Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. ILG and its subsidiaries are in compliance with the terms of the ILG Permits and all applicable laws (including common law), statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (collectively, “Applicable Laws”) and Data Security Requirements relating to ILG and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such ILG Permits, Applicable Laws and Data Security Requirements, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. No action, demand, requirement or investigation by any Governmental Entity and no suit, action, investigation or proceeding by any person, in each case with respect to ILG or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of ILG, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG.

(ii) Neither ILG nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ILG.

(iii) Since January 1, 2016, no officer or director of ILG or any subsidiary of ILG that is a registrant with respect to timeshare or exchange registrations with any Governmental Entity (A) has been convicted of or pled nolo contendere to a felony or other crime involving moral turpitude, fraud or misrepresentation, or to selling real estate investments, timeshares, condominiums, fractional or other vacation ownership products without a license, or (B) has been disciplined, disbarred or suspended or had a real estate, timeshare or securities license or other permit revoked by any Governmental Entity for violation of any Applicable Laws.

(i) Litigation. (i) There is no action, suit, investigation or proceeding (each, an “Action”) pending against or, to the knowledge of ILG, threatened against or affecting ILG or any of its subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacity as such) before any court or arbitrator or any Governmental Entity, and (ii) there is no settlement or similar agreement that imposes any ongoing obligation or restriction on ILG or any of its subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG.

(j) ILG Benefit Plans and Labor Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG, each ILG Benefit Plan is in compliance with all Applicable Laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Code. The Internal Revenue Service has determined that each ILG Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and ILG is not aware of any event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG. No condition exists that is reasonably likely to subject ILG or any ERISA Affiliate of ILG to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(i) or 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980H, 4980D or 4980B of the Code or other liability with respect to the

ILG Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG. There are no pending or, to the knowledge of ILG, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the ILG Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG.

(ii) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) would reasonably be expected to (A) result in any payment (including severance, unemployment compensation, any “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any current or former employee of ILG or any of its subsidiaries, (B) increase any benefits otherwise payable under any ILG Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) constitute a “change in control” or similar event for the purposes of any ILG Benefit Plan.

(iii) No person is entitled to receive any additional payment (including any tax gross-up or other payment) from ILG or any of its subsidiaries as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(iv) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of ILG, threatened against or affecting ILG or any of its subsidiaries or (ii) lockout, strike, slowdown, work stoppage or, to the knowledge of ILG, threat thereof by or with respect to any employees of ILG or any of its subsidiaries.

(v) Since January 1, 2016, ILG has complied with all Applicable Laws relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, the payment of withholding Taxes, and the termination of employment, except to the extent that noncompliance would not have a Material Adverse Effect on ILG. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG, as of the date of this Agreement, there are no complaints, charges or claims against ILG pending or, to the knowledge of ILG, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, ILG of any person.

(vi) The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of ILG or any of its subsidiaries, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ILG.

(k) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG:

(A) (1) all Tax Returns required to be filed by ILG and its subsidiaries, have been timely filed (taking into account any extensions), (2) all such Tax Returns were true, complete and correct in all respects, (3) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by ILG and its subsidiaries have been paid or adequate reserves have been recorded in the ILG Financial Statements, (4) all Taxes of ILG and its subsidiaries that are not yet due and payable have been adequately reserved for in the ILG Financial Statements and (5) ILG and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose;

(B) no written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to ILG or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person, in each case, that remains in effect;

(C) (1) no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of ILG or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (2) no Taxing Authority has asserted in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which ILG or any of its subsidiaries may be liable with respect to income or other Taxes that has not been fully paid or finally settled;

(D) other than the Tax Matters Agreement, neither ILG nor any of its subsidiaries is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than exclusively among ILG and its subsidiaries), and since the day after the Spin-Off Date neither ILG nor any of its subsidiaries (1) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which ILG is the common parent corporation), (2) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state, local or foreign law or (3) has any liability for the payment of Taxes of any person as a successor or transferee;

(E) none of the assets of ILG or any of its subsidiaries is subject to any Lien for Taxes (other than Permitted Liens); and

(F) neither ILG nor any of its subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(ii) Neither ILG nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) within the past two years or (B) that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Combination Transactions, in each case, other than, if applicable, the Spin-Off and any action taken by ILG or any of its subsidiaries to effectuate the Spin-Off or any of the transactions contemplated by the definitive documentation related thereto.

(iii) Neither ILG nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Combination Transactions from qualifying for the Intended Tax Treatment.

(iv) As used in this Agreement, (A) “Tax” means all taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, additions to tax or penalties applicable thereto, (B) “Taxing Authority” means any Governmental Entity responsible for the administration of any Taxes, (C) “Tax Return” means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns filed or required or permitted to be filed with any Taxing Authority, including any schedules or attachments thereto or any amendments thereof, (D) “Spin-Off” means the separation of Vistana Signature Experiences, Inc., a Delaware corporation, (“Vistana”) from Starwood Hotels & Resorts Worldwide, Inc., a Maryland Corporation, (“Starwood”), and the subsequent acquisition of Vistana by ILG, pursuant to the Amended and Restated Separation Agreement by and among Starwood, Vistana, and ILG, dated as of April 18, 2016, and the Amended and Restated Agreement and Plan of Merger by and among Starwood, Vistana, Iris Merger Sub, Inc., and ILG, dated as of April 18, 2016, (E) “Tax Matters Agreement” means the Tax Matters Agreement by and among Starwood, Vistana, and ILG, dated as of May 11 2016 in connection with the Spin-Off, and (F) “Spin-Off Date” means May 11, 2016.

(l) Voting Requirements. The affirmative vote at the ILG Stockholders Meeting of the holders of a majority of all outstanding shares of ILG Common Stock entitled to vote thereon (the “ILG Stockholder Approval”) is necessary to approve the ILG Merger and the Initial Holdco Merger. The ILG Stockholder Approval is the only vote of holders of any securities of ILG or its subsidiaries necessary to adopt or approve this Agreement or the transactions contemplated by this Agreement.

(m) Takeover Statutes and Charter Provisions. Assuming that none of MVW, Volt Corporate Merger Sub, Volt LLC Merger Sub, or any of their “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of ILG, in each case as defined in Section 203 of the DGCL, the Board of Directors of ILG has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to ILG or any of its subsidiaries in connection with this Agreement, the Combination Transactions or any of the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which ILG or any of its subsidiaries is subject, party or otherwise bound.

(n) Intellectual Property.

(i) ILG and its subsidiaries own, free and clear of all Liens, or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. The conduct of ILG’s and its subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not interfere, infringe, misappropriate, dilute or violate any of the Intellectual Property rights of any third party, except for interferences, infringements, misappropriations, dilutions or violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. No claims against ILG or its subsidiaries are pending or, to the knowledge of ILG, threatened or otherwise adversely affecting the Intellectual Property rights of ILG, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. Since January 1, 2016, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG, neither ILG nor any of its subsidiaries has received any (A) written notice, claim or indemnification request asserting that the conduct of ILG’s and its subsidiaries’ businesses infringes, misappropriates, violates or dilutes any of the Intellectual Property rights of any third party or (B) written request that ILG or any of its subsidiaries take a license under any patents owned by a third party which such license would entail material obligations. To the knowledge of ILG, no third party has interfered with, infringed upon, misappropriated, diluted, violated or otherwise come into conflict with any Intellectual Property rights of ILG or any of its subsidiaries, except for interferences, infringements, misappropriations, dilutions, violations, or conflicts that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG.

(ii) Since January 1, 2016, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ILG, there have not been any incidents of security breaches or other unauthorized access with respect to any software, hardware, networks, platforms and related systems, owned, leased or licensed by ILG or any of its subsidiaries, including with respect to any data or other information contained therein or transmitted thereby (or to the knowledge of ILG, any vendor or other service provider of ILG or any of its subsidiaries).

(iii) As used in this Agreement, “Intellectual Property” means, collectively, patents, trademarks, service marks, trade dress, logos, trade names, Internet domain names, designs, slogans and general intangibles of like nature, copyrights and all registrations, applications, reissuances, continuations, continuations-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), computer programs, computer databases and related documentation and materials, data, documentation, technology, trade secrets, confidential business information (including ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information) and other intellectual property rights (in whatever form or medium).

(o) Certain Contracts. As of the date of this Agreement, neither ILG nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money or any contract relating to any vacation ownership notes receivable transaction or securitization transaction (including, the securitization of Vacation Ownership Interest loans), in each case, in excess of $10,000,000 or any guarantee thereof (other than intercompany indebtedness), (iii) any material non-competition agreement, any material agreement that grants the other party or any third person exclusivity or “most favored nation” status or any other agreement or obligation, in each case, which purports to limit in any material respect the manner in which, or the localities in which, the businesses of ILG and its subsidiaries, taken as a whole (or, for purposes of this Section 3.1(o), MVW and its subsidiaries, taken as a whole, assuming the Combination Transactions have taken place), is or would be conducted, (iv) with respect to the persons listed on Section 3.1(o)(iv) of the ILG Disclosure Letter, any ILG Management Agreement related to properties listed in the ILG Form 10-K or any ILG Management Agreement related to a non-specific timeshare plan, (v) any ILG Major Developer Agreement, (vi) any ILG Brand Agreement and (vii), to the extent not disclosed in clauses (i) through (vi), any other contracts, side letters or other agreements or arrangements that are not immaterial with the persons listed on Section 3.1(o)(vii) of the ILG Disclosure Letter (all contracts of the types described in clauses (i) through (vii), collectively, the “ILG Material Contracts”). Except with respect to the ILG Major Developer Agreements, ILG has delivered or made available to MVW, prior to the execution of this Agreement, true and complete copies of all ILG Material Contracts not filed as exhibits to the ILG Filed SEC Documents. Each ILG Material Contract is valid and binding on ILG (or, to the extent a subsidiary of ILG is a party, such subsidiary) and is in full force and effect, and ILG and each subsidiary of ILG have in all material respects performed all obligations required to be performed by them to date under each ILG Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. Neither ILG nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of ILG, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under), or any intent to terminate or not renew, any ILG Material Contract. To the knowledge of ILG, no other party to any ILG Material Contract is in breach of or default under the terms of any ILG Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ILG.

(p) Environmental Protection.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG, (A) ILG and each of its subsidiaries are and have been since January 1, 2016 in compliance with all Environmental Laws, including possession of and compliance with all permits, licenses, variances, exemptions, orders, registrations, authorizations and approvals required under Environmental Laws for their respective operations and properties as currently conducted (“ILG Environmental Permits”), and neither ILG nor any of its subsidiaries has received any (1) communication alleging that ILG or any of its subsidiaries has not complied with, or has any liability under, any Environmental Law or ILG Environmental Permits or (2) currently outstanding written request by any Governmental Entity for information pursuant to any Environmental Law; (B) there are no Environmental Claims pending or, to the knowledge of ILG, threatened against ILG or any of its subsidiaries; (C) there has been no Release of or exposure to any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against ILG or any of its subsidiaries; and (D) neither ILG nor any of its subsidiaries has retained or assumed, either contractually or by operation of Applicable Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against ILG or any of its subsidiaries.

(ii) As used in this Agreement, (A) “Environmental Claims” means any and all administrative, regulatory or judicial Actions, judgments, demands, directives, claims, liens, or written or oral notices of noncompliance or violation, in each case made by or from any person that allege liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (1) the presence or Release of, or exposure to, any Hazardous Material at any location, or (2) the failure to comply with any Environmental Law; (B) “Environmental Law” means any Applicable Law or legally binding agreement or permit issued, promulgated or entered into by or with any Governmental Entity, in each case relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), human health and safety or natural resources, including the protection of endangered or threatened species and habitat; (C) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, lead, urea formaldehyde foam, hazardous or toxic chemicals, materials, or substances, including materials or wastes containing hazardous or toxic substances, compounds or chemicals, and any other chemical, material, substance or waste that is regulated, or that could form the basis for liability, under any Environmental Law; and (D) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

(q) Anti-Corruption and Trade Sanctions.

(i) ILG and its affiliates, directors, officers and employees and, to the knowledge of ILG, its agents and other representatives acting on behalf of ILG or its subsidiaries, have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”) and any other applicable foreign or domestic anticorruption or antibribery laws, as well as Applicable Laws regarding trade sanctions, including regulations promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), in each case except for such instances of noncompliance that would not reasonably be expected to be material to ILG and its subsidiaries, taken as a whole.

(ii) ILG and its affiliates, directors and officers and, to the knowledge of ILG, its employees, agents and other representatives acting on behalf of ILG or its subsidiaries are not “specially designated nationals” or “blocked persons”, nor are they otherwise acting in any material violation of Applicable Laws regarding trade sanctions, including OFAC regulations.

(iii) ILG and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws.

(iv) Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws) and except as would not be material to ILG and its subsidiaries, taken as a whole, neither ILG nor any of its affiliates, directors, officers or employees or, to the knowledge of ILG, its agents or other representatives acting on behalf of ILG or its subsidiaries have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or anything of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any other Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts, including, in the United States, 18 USC 1956 and 1957 and the Bank Secrecy Act, as amended by the USA PATRIOT Act, and its implementing regulations, 31 USC 5311 et seq. and 31 CFR Chapter X.

(r) Real Property.

(i) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG, (A) ILG and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are in full force and effect and enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) there are no existing (or to the knowledge of ILG, threatened) condemnation proceedings with respect to any such real property and (C) with respect to all such leased real property, ILG and each of its subsidiaries and, to the knowledge of ILG, any other party to such lease is in compliance with all material terms and conditions of each lease therefor, and neither ILG nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(ii) As used in this Agreement, “Permitted Liens” means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any ILG Filed SEC Documents or MVW Filed SEC Documents, as the case may be, together with the following (without duplication): (A) Liens imposed by law, such as any mechanic’s and materialmen’s Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against ILG or MVW, as the case may be, with respect to which ILG or MVW, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of ILG or MVW, as the case may be, in accordance with GAAP, (B) Liens for Taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of ILG or MVW, as the case may be, in accordance with GAAP, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the real property or materially impair their use in the operation of the business of ILG or MVW, as applicable, (E) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by ILG or MVW, as the case may be, in the ordinary course of business, (F) leases, subleases, licenses and occupancy agreements by ILG or MVW, as the case may be, as landlord, sublandlord or licensor, entered into in the ordinary course of such Person’s business which do not materially interfere with the use of the leased or licensed property in the operation of the business of ILG or MVW, as applicable, (G) Liens disclosed on any title insurance policy held by ILG or MVW, as the case may be, in existence on the date of this Agreement and (H) with respect to leased property, all Liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust, in each case now or hereafter placed on the leased property by the third-party landlord.

(s) Opinion of Financial Advisors. ILG has received the opinions of Goldman Sachs & Co. LLC and Moelis & Company LLC (collectively, the “ILG Financial Advisors”), dated the date of this Agreement, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters set forth in such opinions, the Merger Consideration to be paid to the holders of ILG Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

(t) Brokers. Except for fees payable to the ILG Financial Advisors and disclosed on Section 3.1(t) of the ILG Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ILG.

(u) Affiliate Transactions. As of the date of this Agreement, there are no transactions, contracts, agreements, arrangements or understandings between ILG or any of its subsidiaries, on the one hand, and any of ILG’s affiliates (other than wholly owned subsidiaries of ILG), on the other hand, that would be required to be disclosed by ILG under Item 404 of Regulation S-K under the Securities Act.

(v) Holdco and Ignite Merger Sub.

(i) Holdco is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Ignite Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Prior to the date of this Agreement, ILG has delivered to or made available to MVW true and complete copies of the organizational documents of Holdco and Ignite Merger Sub.

(ii) Each of Holdco and Ignite Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(iii) Each of Holdco and Ignite Merger Sub has all requisite corporate or other power and authority, as applicable, to enter into this Agreement and, subject to the ILG Stockholder Approval, to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement by Holdco and Ignite Merger Sub and the consummation by Holdco and Ignite Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action, as applicable, on the part thereof, subject, in the case of the Initial Holdco Merger, to the ILG Stockholder Approval. This Agreement has been duly executed and delivered by each of Holdco and Ignite Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of each of Holdco and Ignite Merger Sub, enforceable against each of Holdco and Ignite Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity.

(iv) All outstanding shares of capital stock, other equity interests or voting securities of Holdco are, and all shares of capital stock, other equity interests or voting securities of Holdco that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares of capital stock, other equity interests or voting securities of Holdco are owned directly by ILG, free and clear of any Lien. All outstanding shares of capital stock, other equity interests or voting securities of Ignite Merger Sub are, and all shares of capital stock or other equity interests of Ignite Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares of capital stock, other equity interests or voting securities of Ignite Merger Sub are owned directly by Holdco, free and clear of any Lien.

(v) Each of Holdco and Ignite Merger Sub has taken, and ILG has caused Holdco and Ignite Merger Sub to take, all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Combination Transactions, to be approved and adopted, as applicable, by Holdco, Ignite Merger Sub and their respective sole stockholder or sole equityholder, as applicable, for all required purposes under Applicable Law.

(w) Timeshare and Exchange Matters.

(i) Each ILG Offering Document is in full force and effect, and, to the extent applicable, is valid and binding on ILG (or, to the extent a subsidiary of ILG is a party, such subsidiary), and ILG and each subsidiary of ILG have in all material respects performed all obligations required to be performed by them to date under each ILG Offering Document, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. Neither ILG nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of ILG, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any ILG Offering Document that would result in a Material Adverse Effect on ILG. To the knowledge of ILG, no other party to any ILG Offering Document is in breach of or default under the terms of any ILG Offering Document where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ILG. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG, ILG and its subsidiaries have good and marketable title to all Vacation Ownership Interests of ILG and its subsidiaries not yet sold (subject to any pending sales contracts and Permitted Liens).

(ii) The registration and public offering statements and ILG Offering Documents filed with Governmental Entities in connection with the offering, marketing and sale of Vacation Ownership Interests or Exchange Program memberships by ILG or any of its subsidiaries complied at the time of filing in all respects with Applicable Laws, including registration and disclosure requirements and regulations applicable to timeshare and exchange offerings made under the laws of all states and other jurisdictions in which the offering, marketing and sale of Vacation Ownership Interests and Exchange Program memberships are conducted, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG. All marketing and sales of Vacation Ownership Interests or Exchange Program memberships by ILG and its subsidiaries have been made in compliance with Applicable Laws or applicable exemptions, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG.

(iii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on ILG, (A) with respect to each of the Vacation Ownership Interests financed by ILG or any of its subsidiaries and each of the promissory notes and other receivables held or financed by any relevant development entity in which ILG or any of its subsidiaries owns interests as of December 31, 2017 through the date of this Agreement (the “ILG Vacation Ownership Receivables”), equitable title of each such ILG Vacation Ownership Receivable is owned by ILG or any of its subsidiaries free and clear of all Liens, other than Permitted Liens, and legal title is in the name of ILG or any of its subsidiaries, an affiliate of ILG or any of its subsidiaries as nominee thereof or in the name of Mortgage Electronic Registration System, Inc., a Delaware corporation, as nominee thereof (each, an “ILG Vacation Ownership Lender”) and (B) such ILG Vacation Ownership Lender has full right and authority to enforce all documents and instruments evidencing or securing such ILG Vacation Ownership Receivable, subject to Permitted Liens and except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity.

(iv) None of ILG nor any of its subsidiaries has taken or intends to take, or has been notified that any third party has taken or intends to take, any current action to deflag, or has the current right to exercise any right of deflagging of, and there are no unresolved deflaggings with respect to, any Vacation Ownership Property or Co-located Facility of ILG or any of its subsidiaries, nor has ILG or any of its subsidiaries been notified that any of the resorts that are the subject of the ILG Brand Agreement are in violation of the standards thereunder or otherwise not in compliance with the standards set forth in the ILG Brand Agreement.

Section 3.2 Representations and Warranties of MVW. Except as set forth in any MVW SEC Document filed with the SEC since December 31, 2016 and publicly available at least one business day prior to the date of this Agreement (as amended to the date of this Agreement, the “MVW Filed SEC Documents”) (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature) (provided that nothing disclosed in any MVW Filed SEC Documents shall qualify the representations and warranties set forth in Section 3.2(c)) or as disclosed in the disclosure letter delivered by MVW to ILG prior to the execution of this Agreement (the “MVW Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), MVW represents and warrants to ILG as follows:

(a) Organization, Standing and Corporate Power. Each of MVW and its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. Each of MVW and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. MVW has delivered to or made available to ILG prior to the execution of this Agreement true and complete copies of any amendments to MVW’s Restated Certificate of Incorporation (the “MVW Charter”) and MVW’s Restated Bylaws (the “MVW Bylaws”) not filed as of the date of this Agreement with the MVW Filed SEC Documents.

(b) Corporate Authority; Non-contravention.

(i) MVW has all requisite corporate power and authority to enter into this Agreement and, subject to the MVW Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by MVW and the consummation by MVW of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MVW, subject, in the case of the issuance of shares of MVW Common Stock in the Initial Holdco Merger, to the MVW Stockholder Approval. This Agreement has been duly executed and delivered by MVW and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of MVW, enforceable against MVW in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity.

(ii) The execution and delivery of this Agreement by each of MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance by each of MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of MVW or any of its subsidiaries, under (A) (x) the MVW Charter or the MVW Bylaws or (y) the comparable organizational documents of any of MVW’s subsidiaries (including Volt Corporate Merger Sub and Volt LLC Merger Sub), (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other contract, agreement, instrument, permit, concession, franchise, license or similar authorization to which MVW or any of its subsidiaries (including Volt Corporate Merger Sub and Volt LLC Merger Sub) is a party or by which MVW, any of its subsidiaries (including Volt Corporate Merger Sub and Volt LLC Merger Sub) or their respective properties or assets are bound, or (C) subject to the governmental filings and other matters referred to in clause (iii) below, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to MVW or any of its subsidiaries (including Volt Corporate Merger Sub and Volt LLC Merger Sub) or their respective properties or assets, other than, in the case of clauses (A)(y), (B) and (C), any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW.

(iii) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to MVW or any of its subsidiaries (including Volt Corporate Merger Sub and Volt LLC Merger Sub) in connection with the execution and delivery of this Agreement by MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub, the consummation by MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub of the transactions contemplated hereby or the compliance by MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub with the provisions of this Agreement, except for (A) compliance with any applicable requirements of the Antitrust Laws; (B) the filing with the SEC of (x) the Joint Proxy Statement, (y) the Form S-4 and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of the Initial ILG Certificate of Merger, the ILG Certificate of Conversion, the Holdco Certificate of Merger and the Final Certificate of Merger with the Secretary of State of the State of Delaware, and appropriate documents with the relevant authorities of other states in which ILG and MVW or their respective subsidiaries are qualified to do business; (D) any filings required under the rules and regulations of the New York Stock Exchange (“NYSE”) and such approvals of NYSE as may be required to permit the shares of MVW Common Stock that are to be issued in the Initial Holdco Merger to be listed on NYSE; and (E) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW.

(c) Capital Structure.

(i) The authorized capital stock of MVW consists of 100,000,000 shares of MVW Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (the “MVW Preferred Stock”). At the close of business on the Measurement Date, (A) 26,565,085 shares of MVW Common Stock were issued and outstanding (excluding shares described in the following clause (B)), (B) 10,411,960 shares of MVW Common Stock were held by MVW in its treasury or were held by wholly owned subsidiaries of MVW, (C) no shares of MVW Preferred Stock were issued and outstanding and (D) 1,433,978 shares of MVW Common Stock were reserved and available for issuance pursuant to MVW Equity Plans, of which amount (I) 4,771 shares of MVW Common Stock were underlying outstanding MVW Options (which outstanding MVW Options have a weighted average exercise price equal to $18.42), (II) 704,837 shares of MVW Common Stock were underlying outstanding MVW SARs (which outstanding MVW SARs have a weighted average exercise price equal to $55.54), (III) 259,415 shares of MVW Common Stock were underlying outstanding MVW RSU Awards, (IV) 307,080 shares of MVW Common Stock were underlying outstanding MVW Performance Share Awards (assuming satisfaction of any performance vesting conditions at maximum levels) and (V) 157,875 shares of MVW Common Stock were underlying outstanding MVW Deferred Stock Unit Awards, (E) 1,553,236 shares of MVW Common Stock were issuable upon conversion of the MVW Convertible Notes, which have an aggregate amount of $230,000,000 outstanding thereunder and a current conversion price of $148.08 per share of MVW Common Stock and (F) 1,553,236 shares of MVW Common Stock were issuable pursuant to the MVW Warrants.

(ii) All outstanding shares of capital stock of MVW are, and all shares of capital stock of MVW that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in the immediately preceding paragraph (i) and except for changes since the Measurement Date resulting from the issuance of shares of MVW Common Stock pursuant to MVW Options, MVW SARs, MVW RSU Awards, MVW Performance Share Awards, MVW Deferred Stock Unit Awards, MVW Convertible Notes or MVW Warrants outstanding on the date of this Agreement, which awards are set forth in Section 3.2(c)(i) or issued after the date of this Agreement in compliance with Section 4.1(b)(ii), (A) there are not issued or outstanding (w) any shares of capital stock, other equity interests or other voting securities of MVW, (x) any securities of MVW or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock, other equity interests or other voting securities of MVW or (y) any warrants, calls, options or other rights to acquire from MVW or any of its subsidiaries (including any subsidiary trust), or obligations of MVW or any of its subsidiaries to issue, any capital stock, other equity interests or other voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock, other equity interests or other voting securities of MVW or (z) any shares of restricted stock, restricted stock units, stock appreciation rights, “phantom” stock or similar securities or rights, in each case, that are derivative of, or provide economic benefits based on the value of, any capital stock, other equity interest or other voting securities of MVW (collectively, clauses (w), (x), (y) and (z), the “MVW Securities”) and (B) there are no outstanding obligations of MVW or any of its subsidiaries to repurchase, redeem or otherwise acquire any such MVW Securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such MVW Securities.

(iii) There are no voting trusts or other agreements or understandings to which MVW or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interest of MVW or its subsidiaries. Neither MVW nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

(d) Subsidiaries. All outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X of the SEC) of MVW have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by MVW, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests (other than limitations on transfer under securities laws).

(e) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) MVW and its subsidiaries have filed or furnished all required registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2016 (the “MVW SEC Documents”). As of their respective dates (or, if amended, as of the date of such amendment), the MVW SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the MVW SEC Documents, and none of the MVW SEC Documents when filed (or, if amended, as of the date of such amendment) and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the MVW SEC Documents, and, to the knowledge of MVW, none of the MVW SEC Documents is the subject of any outstanding SEC comment or outstanding SEC investigation.

(ii) The consolidated financial statements (including all related notes and schedules) of MVW and its subsidiaries included in the MVW SEC Documents (the “MVW Financial Statements”) were prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of MVW and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

(iii) Except (A) as reflected or reserved against in MVW’s consolidated balance sheet as of December 31, 2017 (or the notes thereto) as included in the MVW Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2017 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither MVW nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on or reserved against in a consolidated balance sheet of MVW and its subsidiaries (or in the notes thereto) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MVW.

(iv) MVW maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MVW’s properties or assets. Since January 1, 2016, MVW has disclosed to its auditors and the audit committee of MVW’s Board of Directors any written notification of any (1) “significant deficiency” in the internal control over financial reporting of MVW, (2) “material weakness” in the internal control over financial reporting of MVW or (3) fraud, whether or not material, that involves management or other employees of MVW who have a significant role in the internal controls over financial reporting of MVW. MVW has made available to ILG all such disclosures made by MVW since January 1, 2016 to its auditors or the audit committee of MVW’s Board of Directors to the date of this Agreement.

(v) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by MVW are designed to ensure that all information (both financial and non-financial) required to be disclosed by MVW in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of MVW, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of MVW to make the certifications required under the Exchange Act with respect to such reports.

(vi) Neither MVW nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among MVW and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, MVW or any of its subsidiaries in MVW’s or such subsidiary’s published financial statements or other MVW SEC Documents.

(f) Information Supplied. None of the information supplied or to be supplied by MVW specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to MVW’s stockholders or at the time of the MVW Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by MVW with respect to statements made or incorporated by reference therein based on or derived from information supplied by ILG specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

(g) Absence of Certain Changes or Events.

(i) From December 31, 2017 through the date of this Agreement, the businesses of MVW and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, except for the execution and performance of this Agreement and the discussions, negotiations, actions and transactions related hereto.

(ii) Since December 31, 2017, there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on MVW.

(h) Compliance with Applicable Laws; Outstanding Orders.

(i) MVW, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of MVW and its subsidiaries (the “MVW Permits”), except where the failure to have any such MVW Permits, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. MVW and its subsidiaries are in compliance with the terms of the MVW Permits, Applicable Laws and Data Security Requirements relating to MVW and its subsidiaries or their respective businesses or properties, except where the failure to be in compliance with such MVW Permits, Applicable Laws and Data Security Requirements, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. No action, demand, requirement or investigation by any Governmental Entity and no suit, action, investigation or proceeding by any person, in each case with respect to MVW or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of MVW, threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW.

(ii) Neither MVW nor any of its subsidiaries is subject to any outstanding order, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on MVW.

(iii) Since January 1, 2016, no officer or director of MVW or any subsidiary of MVW that is a registrant with respect to timeshare or exchange registrations with any Governmental Entity (A) has been convicted of or pled nolo contendere to a felony or other crime involving moral turpitude, fraud or misrepresentation, or to selling real estate investments, timeshares, condominiums, fractional or other vacation ownership products without a license, or (B) has been disciplined, disbarred or suspended or had a real estate, timeshare or securities license or other permit revoked by any Governmental Entity for violation of any Applicable Laws.

(i) Litigation. (i) There is no Action pending against or, to the knowledge of MVW, threatened against or affecting MVW or any of its subsidiaries or any of their respective properties or assets or any of their respective officers or directors (in their capacity as such) before any court or arbitrator or any Governmental Entity, and (ii) there is no settlement or similar agreement that imposes any ongoing obligation or restriction on MVW or any of its subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW.

(j) MVW Benefit Plans and Labor Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW, each MVW Benefit Plan is in compliance with all Applicable Laws, including the ERISA and the Code. The Internal Revenue Service has determined that each MVW Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified and MVW is not aware of any event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW. No condition exists that is reasonably likely to subject MVW or any ERISA Affiliate of MVW to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(i) or 502(l) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980H, 4980D or 4980B of the Code or other liability with respect to the MVW Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW. There are no pending or, to the knowledge of MVW, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the MVW Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW.

(ii) Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) would reasonably be expected to (A) result in any payment (including severance, unemployment compensation, any “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any current or former employee of MVW or any of its subsidiaries, (B) increase any benefits otherwise payable under any MVW Benefit Plan, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits or (D) constitute a “change in control” or similar event for the purposes of any MVW Benefit Plan.

(iii) No person is entitled to receive any additional payment (including any tax gross-up or other payment) from MVW or any of its subsidiaries as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(iv) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of MVW, threatened against or affecting MVW or any of its subsidiaries or (ii) lockout, strike, slowdown, work stoppage or, to the knowledge of MVW, threat thereof by or with respect to any employees of MVW or any of its subsidiaries.

(v) Since January 1, 2016, MVW has complied with all Applicable Laws relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, worker’s compensation, equal employment opportunity, classification of employees and contractors, age and disability discrimination, the payment of withholding Taxes, and the termination of employment, except to the extent that noncompliance would not have a Material Adverse Effect on MVW. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW, as of the date of this Agreement, there are no complaints, charges or claims against MVW pending or, to the knowledge of MVW, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, MVW of any person.

(vi) The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of MVW or any of its subsidiaries, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MVW.

(k) Taxes.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW:

(A) (1) all Tax Returns required to be filed by MVW and its subsidiaries, have been timely filed (taking into account any extensions), (2) all such Tax Returns were true, complete and correct in all respects, (3) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by MVW and its subsidiaries have been paid or adequate reserves have been recorded in the MVW Financial Statements, (4) all Taxes of MVW and its subsidiaries that are not yet due and payable have been adequately reserved for in the MVW Financial Statements and (5) MVW and its subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose;

(B) no written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to MVW or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person, in each case, that remains in effect;

(C) (1) no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of MVW or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim, and (2) no Taxing Authority has asserted in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which MVW or any of its subsidiaries may be liable with respect to income or other Taxes that has not been fully paid or finally settled;

(D) neither MVW nor any of its subsidiaries (1) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than exclusively among MVW and its subsidiaries), (2) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group of which MVW is the common parent corporation), (3) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state, local or foreign law or (4) has any liability for the payment of Taxes of any person as a successor or transferee;

(E) none of the assets of MVW or any of its subsidiaries is subject to any Lien for Taxes (other than Permitted Liens); and

(F) neither MVW nor any of its subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(ii) Neither MVW nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) within the past two years or (B) that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Combination Transactions.

(iii) Neither MVW nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Combination Transactions from qualifying for the Intended Tax Treatment.

(l) Voting Requirements. The affirmative vote of a majority of the votes cast at the MVW Stockholders Meeting in favor of the issuance of shares of MVW Common Stock in the Initial Holdco Merger (the “MVW Stockholder Approval”) is necessary to consummate the Combination Transactions. The MVW Stockholder

Approval is the only vote of holders of any securities of MVW or its subsidiaries necessary to adopt or approve this Agreement or the transactions contemplated by this Agreement.

(m) Takeover Statutes and Charter Provisions. Assuming that none of ILG, Holdco, Ignite Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of MVW, in each case as defined in Section 203 of the DGCL, the Board of Directors of MVW has taken all action necessary to render the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to MVW or any of its subsidiaries in connection with this Agreement, the Combination Transactions or any of the other transactions contemplated hereby. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which MVW or any of its subsidiaries is subject, party or otherwise bound.

(n) Intellectual Property.

(i) MVW and its subsidiaries own, free and clear of all Liens, or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. The conduct of MVW’s and its subsidiaries’ businesses, as currently conducted or contemplated by them to be conducted, does not interfere, infringe, misappropriate, dilute or violate any of the Intellectual Property rights of any third party, except for interferences, infringements, misappropriations, dilutions or violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. No claims against MVW or its subsidiaries are pending or, to the knowledge of MVW, threatened or otherwise adversely affecting the Intellectual Property rights of MVW, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. Since January 1, 2016, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW, neither MVW nor any of its subsidiaries has received any (A) written notice, claim or indemnification request asserting that the conduct of MVW’s and its subsidiaries’ businesses infringes, misappropriates, violates or dilutes any of the Intellectual Property rights of any third party or (B) written request that MVW or any of its subsidiaries take a license under any patents owned by a third party which such license would entail material obligations. To the knowledge of MVW, no third party has interfered with, infringed upon, misappropriated, diluted, violated or otherwise come into conflict with any Intellectual Property rights of MVW or any of its subsidiaries, except for interferences, infringements, misappropriations, dilutions, violations, or conflicts that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW.

(ii) Since January 1, 2016, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MVW, there have not been any incidents of security breaches or other unauthorized access with respect to any software, hardware, networks, platforms and related systems, owned, leased or licensed by MVW or any of its subsidiaries, including with respect to any data or other information contained therein or transmitted thereby (or to the knowledge of MVW, any vendor or other service provider of MVW or any of its subsidiaries).

(o) Certain Contracts. As of the date of this Agreement, neither MVW nor any of its subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any contract relating to indebtedness for borrowed money or any contract relating to any vacation ownership notes receivable transaction or securitization transaction (including the securitization of Vacation Ownership Interest loans), in each case, in excess of $10,000,000 or any guarantee thereof (other than intercompany indebtedness), (iii) any material non-competition agreement, any material agreement that grants the other party or any third person exclusivity or “most favored nation” status or any other agreement or obligation, in each case, which purports to limit in any material respect the manner in which, or the localities in which, the businesses of MVW and its subsidiaries, taken as a whole, is or would be conducted, (iv) with respect to the persons listed on Section 8.3(x) of the MVW Disclosure Letter, any MVW Management Agreement related to properties listed in the MVW Form 10-K or any MVW Management Agreement related to a non-specific timeshare plan and (v) any MVW Brand Agreement (all contracts of the types described in clauses (i) through (v), collectively, the “MVW Material Contracts”). MVW has delivered or made available to ILG, prior to the execution of this Agreement, true and complete copies of all MVW Material Contracts not filed as exhibits to the MVW Filed SEC Documents. Each MVW Material Contract is valid and binding on MVW (or, to the extent a subsidiary of MVW is a party, such subsidiary) and is in full force and effect, and MVW and each subsidiary of MVW have in all material respects performed all obligations required to be performed by them to date under each MVW Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. Neither MVW nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of MVW, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under), or any intent to terminate or not renew, any MVW Material Contract. To the knowledge of MVW, no other party to any MVW Material Contract is in breach of or default under the terms of any MVW Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MVW.

(p) Environmental Protection. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW, (i) MVW and each of its subsidiaries are and have been since January 1, 2016 in compliance with all Environmental Laws, including possession of and compliance with all permits, licenses, variances, exemptions, orders, registrations, authorizations and approvals required under Environmental Laws for their respective operations and properties as currently conducted (“MVW Environmental Permits”), and neither MVW nor any of its subsidiaries has received any (A) communication alleging that MVW or any of its subsidiaries has not complied with, or has any liability under, any Environmental Law or MVW Environmental Permits or (B) currently outstanding written request by any Governmental Entity for information pursuant to any Environmental Law; (ii) there are no Environmental Claims pending or, to the knowledge of MVW, threatened against MVW or any of its subsidiaries; (iii) there has been no Release of or exposure to any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against MVW or any of its subsidiaries; and (iv) neither MVW nor any of its subsidiaries has retained or assumed, either contractually or by operation of Applicable Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against MVW or any of its subsidiaries.

(q) Anti-Corruption and Trade Sanctions.

(i) MVW and its affiliates, directors, officers and employees and, to the knowledge of MVW, its agents and other representatives acting on behalf of MVW or its subsidiaries, have complied with the Foreign Corrupt Practices Act and any other applicable foreign or domestic anticorruption or antibribery laws, as well as Applicable Laws regarding trade sanctions, including regulations promulgated by OFAC, in each case except for such instances of noncompliance that would not reasonably be expected to be material to MVW and its subsidiaries, taken as a whole.

(ii) MVW and its affiliates, directors and officers and, to the knowledge of MVW, its employees, agents and other representatives acting on behalf of MVW or its subsidiaries are not “specially designated nationals” or “blocked persons”, nor are they otherwise acting in any material violation of Applicable Laws regarding trade sanctions, including OFAC regulations.

(iii) MVW and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws.

(iv) Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws) and except as would not be material to MVW and its subsidiaries, taken as a whole, neither MVW nor any of its affiliates, directors, officers or employees or, to the knowledge of MVW, its agents or other representatives acting on behalf of MVW or its subsidiaries have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any fee, commission or other sum of money or anything of value, however characterized, to any finder, agent or other party acting on behalf of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any Applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, joint venture partner, employee or agent of the customer or supplier, or (E) taken any action or made any omission in violation of any other Applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts, including, in the United States, 18 USC 1956 and 1957 and the Bank Secrecy Act, as amended by the USA PATRIOT Act, and its implementing regulations, 31 USC 5311 et seq. and 31 CFR Chapter X.

(r) Real Property. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW, (A) MVW and each of its subsidiaries has good and marketable fee title (or the equivalent in any applicable foreign jurisdiction) to all of its owned real property, and good and valid leasehold title to all of its leased property pursuant to leases with third parties which are in full force and effect and enforceable in accordance with their terms, in each case subject only to Permitted Liens, (B) there are no existing (or to the knowledge of MVW, threatened) condemnation proceedings with respect to any such real property and (C) with respect to all such leased real property, MVW and each of its subsidiaries and, to the knowledge of MVW, any other party to such lease is in compliance with all material terms and conditions of each lease therefor, and neither MVW nor any of its subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure.

(s) Opinion of Financial Advisors. MVW has received the opinion of J.P. Morgan Securities LLC (the “MVW Financial Advisor”), dated the date of this Agreement, substantially to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration is fair, from a financial point of view, to MVW.

(t) Brokers. Except for fees payable to the MVW Financial Advisor and disclosed on Section 3.2(t) of the MVW Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MVW.

(u) Affiliate Transactions. As of the date of this Agreement, there are no transactions, contracts, agreements, arrangements or understandings between MVW or any of its subsidiaries, on the one hand, and any of MVW’s affiliates (other than wholly owned subsidiaries of MVW), on the other hand, that would be required to be disclosed by MVW under Item 404 of Regulation S-K under the Securities Act.

(v) Volt Corporate Merger Sub and Volt LLC Merger Sub.

(i) Volt Corporate Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Volt LLC Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has the requisite limited liability company power and authority to carry on its business as now being conducted. Prior to the date of this Agreement, MVW has delivered to or made available to ILG true and complete copies of the organizational documents of Volt Corporate Merger Sub and Volt LLC Merger Sub.

(ii) Each of Volt Corporate Merger Sub and Volt LLC Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement, (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and (C) solely with respect to Volt LLC Merger Sub, since the date of its formation, has been properly treated as disregarded as an entity separate from its owner for U.S. Federal income Tax purposes, and no election has ever been made under Treasury Regulations Section 301.7701–3, or any similar provision of state, local or foreign Tax law, to treat Volt LLC Merger Sub, as an association taxable as a corporation for Tax purposes.

(iii) Each of Volt Corporate Merger Sub and Volt LLC Merger Sub has all requisite corporate or other power and authority, as applicable, to enter into this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement by Volt Corporate Merger Sub and Volt LLC Merger Sub and the consummation by Volt Corporate Merger Sub and Volt LLC Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action, as applicable, on the part thereof. This Agreement has been duly executed and delivered by each of Volt Corporate Merger Sub and Volt LLC Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by each of the other parties hereto, constitutes the legal, valid and binding obligation of each of Volt Corporate Merger Sub and Volt LLC Merger Sub, enforceable against each of Volt Corporate Merger Sub and Volt LLC Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity.

(iv) All outstanding shares of capital stock or other equity interests of Volt Corporate Merger Sub and Volt LLC Merger Sub are, and all shares of capital stock or other equity interests of Volt Corporate Merger Sub or Volt LLC Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares of capital stock or other equity interests of Volt Corporate Merger Sub and Volt LLC Merger Sub are owned directly by MVW, free and clear of any Lien.

(v) Each of Volt Corporate Merger Sub and Volt LLC Merger Sub has taken, and MVW has caused Volt Corporate Merger Sub and Volt LLC Merger Sub to take, all action necessary to cause this Agreement and the transactions contemplated by this Agreement, including the Combination Transactions, to be approved and adopted, as applicable, by Volt Corporate Merger Sub, Volt LLC Merger Sub and their respective sole stockholder or sole equityholder, as applicable, for all required purposes under Applicable Law.

(w) MVW Financing.

(i) MVW has delivered to ILG a true, complete and correct copy of each of (A) a fully executed debt commitment letter and (B) the fully executed fee letter referenced in such commitment letter (provided that the fee amounts, economic market flex provisions and other economic terms may be redacted from such fee letter so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the financing contemplated by such commitment letter) (such commitment letter, including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with Section 5.14 is referred to herein as the “Debt Commitment Letter”), among Volt Corporate Merger Sub and Volt LLC Merger Sub and the MVW Debt Financing Sources party thereto, pursuant to which, among other things, the MVW Debt Financing Sources have agreed, subject to the terms and conditions of the Debt Commitment Letter, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein.

(ii) The Debt Commitment Letter is, as of the date of this Agreement, in full force and effect. The Debt Commitment Letter is, as of the date of this Agreement, the legal, valid, binding and enforceable obligation of each of Volt Corporate Merger Sub and Volt LLC Merger Sub and, to the knowledge of MVW, the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity. As of the date of this Agreement, (x) the Debt Commitment Letter has not been amended, modified, supplemented, extended or replaced, (y) no such amendment or modification is anticipated by MVW or any subsidiary thereof (other than to add lenders, lead arrangers, bookrunners, syndication agents or other similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement) and (z) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and, other than as specifically contemplated in the Debt Commitment Letter, to the knowledge of MVW, no such withdrawal, termination or rescission is contemplated. As of the date of this Agreement, (i) neither Volt Corporate Merger Sub or Volt LLC Merger Sub nor, to the knowledge of MVW, any other counterparty thereto, is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Commitment Letter and (ii) to the knowledge of MVW, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Volt Corporate Merger Sub or Volt LLC Merger Sub (or, to the knowledge of MVW, any Volt Debt Financing Source) under the Debt Commitment Letter, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Debt Commitment Letter on the part of Volt Corporate Merger Sub or Volt LLC Merger Sub (or, to the knowledge of MVW, any MVW Debt Financing Source), or (C) otherwise result in the funds contemplated to be available under the Debt Commitment Letter on the Closing Date, which are sufficient for MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub, together with available cash and cash equivalents, to fund the Cash Merger Consideration, and any other cash amounts payable by MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub at the Closing in connection with the consummation of the transactions contemplated hereby, including the Combination Transactions, and to pay all related fees and expenses of MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub required to be paid at the Closing in connection therewith (the “MVW Required Amount”), to not be available to MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub (and in any event prior to the Closing Date). As of the date of this Agreement, neither MVW, Volt Corporate Merger Sub nor Volt LLC Merger Sub has received any notice or other communication from any party to the Debt Commitment Letter with respect to (i) any actual or potential breach or default on the part of MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub or any other party to the Debt Commitment Letter, or (ii) any intention of such party to terminate the Debt Commitment Letter or to not provide all or any portion of the Debt Commitment Letter in an amount necessary, together with currently available cash and cash equivalents, to finance the MVW Required Amount. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Commitment Letter other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements related to the funding of the MVW Debt Financing, other than as expressly set forth in or expressly contemplated by the Debt Commitment Letter (none of which (i) reduces the amount of the MVW Debt Financing below the MVW Required Amount or (ii) contains provisions that impose any additional conditions or other contingencies to the funding of the MVW Debt Financing or otherwise adversely amends, modifies or expands any condition precedent to the funding of the MVW Debt Financing). As of the date of this Agreement, MVW has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof pursuant to the terms of the Debt Commitment Letter. As of the date of this Agreement, subject to the terms and conditions of the Debt Commitment Letter, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Debt Commitment Letter will be sufficient for MVW, together with available cash and cash equivalents, to fund the MVW Required Amount upon the terms contemplated by this Agreement on the Closing Date.

(x) Timeshare and Exchange Matters.

(i) Each MVW Offering Document is in full force and effect and, to the extent applicable, is valid and binding on MVW (or, to the extent a subsidiary of MVW is a party, such subsidiary), and MVW and each subsidiary of MVW have in all material respects performed all obligations required to be performed by them to date under each MVW Offering Document, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. Neither MVW nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of MVW, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any MVW Offering Document that would result in a Material Adverse Effect on MVW. To the knowledge of MVW, no other party to any MVW Offering Document is in breach of or default under the terms of any MVW Offering Document where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on MVW. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW, MVW and its subsidiaries have good and marketable title to all Vacation Ownership Interests of MVW and its subsidiaries of MVW not yet sold (subject to any pending sales contracts and Permitted Liens).

(ii) The registration and public offering statements and MVW Offering Documents filed with Governmental Entities in connection with the offering, marketing and sale of Vacation Ownership Interests and Exchange Program memberships by MVW or any of its subsidiaries complied at the time of filing in all respects with Applicable Laws, including registration and disclosure requirements and regulations applicable to timeshare and exchange offerings made under the laws of all states and other jurisdictions in which the offering, marketing and sale of Vacation Ownership Interests and Exchange Program memberships are conducted, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW. All marketing and sales of Vacation Ownership Interests or Exchange Program memberships by MVW and its subsidiaries have been made in compliance with Applicable Laws or applicable exemptions, except where the failure to be in compliance with such Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW.

(iii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MVW, (A) with respect to each of the Vacation Ownership Interests financed by MVW or any of its subsidiaries and each of the promissory notes and other receivables held or financed by any relevant development entity in which MVW or any of its subsidiaries owns interests as of December 31, 2017 through the date of this Agreement (the “MVW Vacation Ownership Receivables”), equitable title of each such MVW Vacation Ownership Receivable is owned by MVW or any of its subsidiaries free and clear of all Liens, other than Permitted Liens, and legal title is in the name of MVW or any of its subsidiaries, an affiliate of MVW or any of its subsidiaries as nominee thereof or in the name of Mortgage Electronic Registration System, Inc., a Delaware corporation, as nominee thereof (each, a “MVW Vacation Ownership Lender”) and (B) such MVW Vacation Ownership Lender has full right and authority to enforce all documents and instruments evidencing or securing such MVW Vacation Ownership Receivable, subject to Permitted Liens and except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to the enforcement of creditors’ rights generally and by general principles of equity.

(iv) None of MVW nor any of its subsidiaries has taken or intends to take, or has been notified that any third party has taken or intends to take, any current action to deflag, or has the current right to exercise any right of deflagging of, and there are no unresolved deflaggings with respect to, any Vacation Ownership Property or Co-located Facility of MVW or any of its subsidiaries, nor has MVW or any of its subsidiaries been notified that any of the resorts that are the subject of the MVW Brand Agreement are in violation of the standards thereunder or otherwise not in compliance with the standards set forth in the MVW Brand Agreement.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1 Conduct of Business.

(a) Conduct of Business by ILG. Except as set forth in Section 4.1(a) of the ILG Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Applicable Law or as consented to by MVW in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Initial Holdco Merger Effective Time, ILG and Holdco shall, and shall cause their respective subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (w) preserve intact their current business organizations, (x) preserve their assets and properties in good repair and condition, (y) keep available the services of their current officers and other key employees and (z) preserve their relationships with those persons having business dealings with them; provided that no action by ILG, Holdco or any their respective subsidiaries with respect to matters specifically addressed by the following sentence shall be deemed to be a breach of this sentence unless such action would constitute a breach of the following sentence. Except as set forth in Section 4.1(a) of the ILG Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Applicable Law or as consented to by MVW in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Initial Holdco Merger Effective Time, ILG and Holdco shall not, and shall not permit any of their respective subsidiaries to:

(i) (A) other than (1) any regular quarterly cash dividend made by ILG in accordance with its existing dividend policy in an amount up to $0.175 per share of ILG Common Stock for any such quarterly dividend and in accordance with Section 5.13 and (2) dividends and distributions by a direct or indirect wholly owned subsidiary of ILG to its direct or indirect parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or any other ILG Securities or issue or authorize the issuance of any of its capital stock or any other ILG Securities, or (C) purchase, redeem or otherwise acquire any shares of capital stock of ILG, Holdco or any of their respective subsidiaries or any other ILG Securities or any rights, warrants, options or stock appreciation rights to acquire any such shares or other ILG Securities (other than the acquisition of shares from a holder of an ILG Equity Award in satisfaction of withholding obligations or in payment of the exercise or reference price in accordance with the terms thereof as in effect on the date of this Agreement or in connection with the forfeiture of any rights, options or stock appreciation rights granted under an ILG Equity Plan);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any other ILG Securities (other than (A) the issuance of shares of ILG Common Stock pursuant to ILG RSU Awards, ILG PSU Awards or ILG Deferred Stock Unit Awards as required by any ILG Equity Plan as in effect on the date of this Agreement and (B) as required by the terms of any ILG Equity Award in connection with dividend equivalent payments);

(iii) (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive in any material respect any ILG Material Contract except for amendments or renewals without adverse changes, additions or deletions of terms, (B) enter into any new agreement, contract or other binding obligation containing any material provision of the type described in clause (iii) of the definition of ILG Material Contracts, (C) enter into or renew, or amend in any material respect, any material agreement, contract or other binding obligation relating to outsourcing of operations, (D) enter into any agreement, contract or other binding obligation with respect to acquisition, development or construction of vacation ownership inventory to the extent amounts payable thereunder by ILG or any of its subsidiaries would be in excess of 110% of the amounts budgeted therefor in the budget set forth on Section 4.1(a)(iii)(D) of the ILG Disclosure Letter (the “ILG Budget”) or (E) enter into, extend, amend or renew any agreement, contract or other binding obligation of ILG, Holdco or any of their respective subsidiaries requiring payments by ILG or any of its subsidiaries of more than $2,000,000 individually, or $10,000,000 in the aggregate, unless such agreement, contract or other binding obligation is terminable without payment or penalty on less than twelve months’ written notice;

(iv) (A) enter into any joint venture, joint development or analogous transaction, (B) merge with or enter into a consolidation with or otherwise acquire any interest in any person, or acquire a substantial portion of the assets, all or any portion of the business (or any division or line of business thereof) or any property of any person, (C) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (D) otherwise (x) acquire an interest in (including, through leases, subleases and licenses of real property) any assets or (y) secure new management agreements with respect to any assets, or (E) enter into any new line of business, except (x) in the case of clauses (A), (B) (but specifically excluding any merger or consolidation of ILG, Holdco or Ignite Merger Sub with any other person under clause (B)) and (D), (1) transactions between only direct or indirect wholly owned subsidiaries of ILG (other than Holdco and Ignite Merger Sub), (2) guarantees permitted under Section 4.1(a)(vi) or (3) in one or more series of transactions with respect to which the consideration (including loans and leases, and valuing leases for the purposes of this calculation at their net present value) does not exceed $10,000,000 individually or $30,000,000 in the aggregate and (y) in the case of clause (D), (1) acquisitions of supplies, materials, equipment and other tangible assets in the ordinary course of business consistent with past practice, or (2) capital expenditures permitted to be made pursuant to clause (xiii) of this Section 4.1(a);

(v) (A) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any assets or properties of ILG, Holdco or any of their respective subsidiaries (other than immaterial assets or properties) or (B) mortgage or pledge any material assets or material properties of ILG, Holdco or any of their respective subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice (provided that the sale or transfer of material assets and licensing on an exclusive basis shall not constitute the ordinary course of business consistent with past practice; and provided, further that the sale of Vacation Ownership Interests to consumers and recordation of ILG Offering Documents against properties to create Vacation Ownership Interests constitute the ordinary course of business consistent with past practice), (2) assets and properties associated with discontinued operations or (3) sales or other dispositions in one or more series of transactions with respect to which the consideration does not exceed $5,000,000 individually or $10,000,000 in the aggregate;

(vi) create, incur, assume, refinance, prepay, repay or replace any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of, or make any loans, advances or capital contributions to, or investments in, another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) indebtedness incurred or repaid in the ordinary course of business and consistent with past practice under ILG’s current borrowing agreements, (B) any inter-company indebtedness solely between and involving ILG or its direct or indirect wholly owned subsidiaries (other than Holdco and Ignite Merger Sub), (C) guarantees by ILG of indebtedness of its subsidiaries (other than Holdco and Ignite Merger Sub), which indebtedness is otherwise incurred in compliance with this Section 4.1(a)(vi) or (D) securitization indebtedness in the ordinary course of business and consistent with past practice;

(vii) waive, release, assign, settle or compromise any pending or threatened Action which (A) is material to the business of ILG and its subsidiaries, taken as a whole, (B) otherwise involves the payment by ILG of an amount in excess of $5,000,000 (excluding any amounts that may be paid under insurance policies), other than settlements or compromises of any pending or threatened Action reflected or reserved against in the balance sheet (or the notes thereto) of ILG as of December 31, 2017 included in the ILG Filed SEC Documents for an amount not materially in excess of the amount so reflected or reserved or (C) involves any admission of criminal wrongdoing;

(viii) except as required by any ILG Benefit Plan in effect on the date of this Agreement or as required by Applicable Laws, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance agreement with, any current or former director, officer or other employee, other than, with respect to employees who are not directors or executive officers of ILG or not otherwise receiving an annual base salary of $200,000 or above, increases in compensation or benefits in the ordinary course of business consistent with past practice, (B) grant or pay any bonuses, other than payment of performance-based bonuses outstanding on the date of this Agreement in the ordinary course of business consistent with past practice and in accordance with the terms of any ILG Benefit Plan, to any director, officer or other employee, (C) enter into or adopt any new material ILG Benefit Plan or any plan, program, policy, agreement or arrangement that would be a material ILG Benefit Plan if it was in effect on the date hereof (including any stock option, stock benefit or stock purchase plan) or amend or modify, in a manner that would materially increase costs to ILG, any existing material ILG Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former director, officer or other employee, (D) grant to any current or former director, officer or other employee any right to receive, or pay to any current or former director, officer or other employee, any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice) or (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any current or former director, officer or other employee;

(ix) change any of its financial or Tax accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(x) make, change or revoke any material Tax election, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, in each case except in the ordinary course of business;

(xi) take any action that would reasonably be expected to cause the Combination Transactions to fail to qualify for the Intended Tax Treatment;

(xii) enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements, except with respect to (A) ILG’s securitization facilities entered into in fiscal year 2018 and (B) intercompany debt in the ordinary course of business consistent with past practice;

(xiii) other than as necessary to maintain value and functionality of ILG’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures that are greater than 110% of ILG’s budgeted capital expenditures set forth on Section 4.1(a)(xiii) of the ILG Disclosure Letter;

(xiv) amend the ILG Charter or the ILG Bylaws or the organizational documents of Holdco or Ignite Merger Sub (other than amendments to the organizational documents of Holdco or Ignite Merger Sub as may be necessary to effect the transactions contemplated by this Agreement) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device that would apply to the Combination Transactions;

(xv) enter into any transaction, contract, agreement, arrangement or understanding between ILG or any of its subsidiaries, on the one hand, and any of ILG’s affiliates (other than wholly owned subsidiaries of ILG), on the other hand, that would be required to be disclosed by ILG under Item 404 of Regulation S-K under the Securities Act;

(xvi) enter into, or amend or modify in any material respect, any collective bargaining agreement, card check neutrality/labor peace agreement or accretion provisions with any labor union; or

(xvii) authorize, or commit or agree to take, any of the foregoing actions.

(b) Conduct of Business by MVW. Except as set forth in Section 4.1(b) of the MVW Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Applicable Law or as consented to by ILG in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Initial Holdco Merger Effective Time, MVW shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (w) preserve intact their current business organizations, (x) preserve their assets and properties in good repair and condition, (y) keep available the services of their current officers and other key employees and (z) preserve their relationships with those persons having business dealings with them; provided that no action by MVW or any of its subsidiaries with respect to matters specifically addressed by the following sentence shall be deemed to be a breach of this sentence unless such action would constitute a breach of the following sentence. Except as set forth in Section 4.1(b) of the MVW Disclosure Letter, as otherwise expressly contemplated by this Agreement, as required by Applicable Law or as consented to by ILG in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Initial Holdco Merger Effective Time, MVW shall not, and shall not permit any of its subsidiaries to:

(i) (A) other than (1) any regular quarterly cash dividend made by MVW in accordance with its existing dividend policy in an amount up to $0.40 per share of MVW Common Stock for any such quarterly dividend and in accordance with Section 5.13 and (2) dividends and distributions by a direct or indirect wholly owned subsidiary of MVW to its direct or indirect parent, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or any other MVW Securities or issue or authorize the issuance of any of its capital stock or any other MVW Securities, or (C) purchase, redeem or otherwise acquire any shares of capital stock of MVW or any of its subsidiaries or any other MVW Securities or any rights, warrants, options or stock appreciation rights to acquire any such shares or other MVW Securities (other than the acquisition of shares from a holder of a MVW Equity Award in satisfaction of withholding obligations or in payment of the exercise or reference price in accordance with the terms thereof as in effect on the date of this Agreement or in connection with the forfeiture of any rights, options or stock appreciation rights granted under a MVW Equity Plan);

(ii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or other MVW Securities (other than the issuance of shares of MVW Common Stock pursuant to MVW Options, MVW SARs, MVW RSU Awards, MVW Performance Share Awards or MVW Deferred Stock Unit Awards as required by any MVW Equity Plan as in effect on the date of this Agreement and the issuance of MVW Common Stock pursuant to MVW Convertible Notes or the MVW Warrants);

(iii) (A) other than in the ordinary course of business consistent with past practice, amend, renew, terminate or waive in any material respect any MVW Material Contract except for amendments or renewals without adverse changes, additions or deletions of terms, (B) enter into any new agreement, contract or other binding obligation containing any material provision of the type described in clause (iii) of the definition of MVW Material Contracts or (C) enter into or renew, or amend in any material respect, any material agreement, contract or other binding obligation relating to outsourcing of operations;

(iv) (A) enter into any joint venture, joint development or analogous transaction, (B) merge with or enter into a consolidation with or otherwise acquire any interest in any person, or acquire a substantial portion of the assets, all or any portion of the business (or any division or line of business thereof) or any property of any person, (C) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization, (D) otherwise (x) acquire an interest in (including, through leases, subleases and licenses of real property) any assets or (y) secure new management agreements with respect to any assets, or (E) enter into any new line of business, except (x) in the case of clauses (A), (B) (but specifically excluding any merger or consolidation of MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub with any other person under clause (B)) and (D), (1) transactions between only direct or indirect wholly owned subsidiaries of MVW (other than Volt Corporate Merger Sub and Volt LLC Merger Sub), (2) guarantees permitted under Section 4.1(b)(vi) or (3) in one or more series of transactions with respect to which the consideration (including loans and leases, and valuing leases for the purposes of this calculation at their net present value) does not exceed $10,000,000 individually or $30,000,000 in the aggregate and (y) in the case of clause (D), (1) acquisitions of supplies, materials, equipment and other tangible assets in the ordinary course of business consistent with past practice, (2) capital expenditures permitted to be made pursuant to clause (xiii) of this Section 4.1(b) or (3) office leases in the ordinary course of business;

(v) (A) transfer, sell, lease, sublease, license, sublicense or otherwise dispose of any assets or properties of MVW or any of its subsidiaries (other than immaterial assets or properties) or (B) mortgage or pledge any material assets or material properties of MVW or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice (provided that the sale or transfer of material assets and licensing on an exclusive basis shall not constitute the ordinary course of business consistent with past practice; and provided, further that the sale of Vacation Ownership Interests to consumers and recordation of MVW Offering Documents against properties to create Vacation Ownership Interests constitute the ordinary course of business consistent with past practice), (2) assets and properties associated with discontinued operations or (3) sales or other dispositions in one or more series of transactions with respect to which the consideration does not exceed $50,000,000 in the aggregate;

(vi) create, incur, assume, refinance, prepay, repay or replace any indebtedness for borrowed money, or issue any debt securities or any right to acquire debt securities, assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of, or make any loans, advances or capital contributions to, or investments in, another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) indebtedness incurred or repaid in the ordinary course of business and consistent with past practice under MVW’s current borrowing agreements or any refinancing thereof; provided that any change of control repurchase rights of the holders of such refinanced indebtedness shall only become effective upon the occurrence of both a change of control of MVW and a ratings agency downgrade of such indebtedness to below investment grade, (B) any inter-company indebtedness solely between and involving MVW or its direct or indirect wholly owned subsidiaries (other than Volt Corporate Merger Sub and Volt LLC Merger Sub), (C) guarantees by MVW of indebtedness of its subsidiaries (other than Volt Corporate Merger Sub and Volt LLC Merger Sub), which indebtedness is otherwise incurred in compliance with this Section 4.1(b)(vi) or (D) securitization indebtedness in the ordinary course of business and consistent with past practice;

(vii) waive, release, assign, settle or compromise any pending or threatened Action which (A) is material to the business of MVW and its subsidiaries, taken as a whole, (B) otherwise involves the payment by MVW of an amount in excess of $10,000,000 (excluding any amounts that may be paid under insurance policies), other than settlements or compromises of any pending or threatened Action reflected or reserved against in the balance sheet (or the notes thereto) of MVW as of December 31, 2017 included in the MVW Filed SEC Documents for an amount not materially in excess of the amount so reflected or reserved or (C) involves any admission of criminal wrongdoing;

(viii) except as required by any MVW Benefit Plan in effect on the date of this Agreement or as required by Applicable Laws, (A) increase any compensation or benefit to, or enter into or amend any employment, change-in-control or severance agreement with, any current or former director, officer or other employee, other than, with respect to employees who are not directors or executive officers of MVW or not otherwise receiving an annual base salary of $200,000 or above, increases in compensation or benefits in the ordinary course of business consistent with past practice, (B) grant or pay any bonuses, other than payment of performance-based bonuses outstanding on the date of this Agreement in the ordinary course of business consistent with past practice and in accordance with the terms of any MVW Benefit Plan, to any director, officer or other employee, (C) enter into or adopt any new material MVW Benefit Plan or any plan, program, policy, agreement or arrangement that would be a material MVW Benefit Plan if it was in effect on the date hereof (including any stock option, stock benefit or stock purchase plan) or amend or modify, in a manner that would materially increase costs to MVW, any existing material MVW Benefit Plan or accelerate the vesting of any compensation (including options, restricted stock, restricted stock units, warrants, other shares of capital stock or rights of any kind to acquire any shares of capital stock or equity-based awards) for the benefit of any current or former director, officer or other employee, (D) grant to any current or former director, officer or other employee any right to receive, or pay to any current or former director, officer or other employee, any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein (other than the payment of cash severance or the provision of continued welfare benefits in the ordinary course of business consistent with past practice) or (E) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any current or former director, officer or other employee;

(ix) change any of its financial or Tax accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or (B) as required by Applicable Law;

(x) make, change or revoke any material Tax election, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, in each case except in the ordinary course of business;

(xi) take any action that would reasonably be expected to cause the Combination Transactions to fail to qualify for the Intended Tax Treatment;

(xii) enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements outside of the ordinary course of business, except with respect to (A) MVW’s securitization facilities entered into in fiscal year 2018 and (B) intercompany debt in the ordinary course of business consistent with past practice;

(xiii) other than as necessary to maintain value and functionality of MVW’s facilities (whether as a result of a casualty or otherwise and whether or not covered by insurance), make aggregate capital expenditures that are greater than 110% of MVW’s budgeted capital expenditures set forth on Section 4.1(b)(xiii) of the MVW Disclosure Letter;

(xiv) amend the MVW Charter or the MVW Bylaws or the organizational documents of Volt Corporate Merger Sub or Volt LLC Merger Sub (other than amendments to the organizational documents of Volt Corporate Merger Sub or Volt LLC Merger Sub as may be necessary to effect the transactions contemplated by this Agreement) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device that would apply to the Combination Transactions;

(xv) enter into any transaction, contract, agreement, arrangement or understanding between MVW or any of its subsidiaries, on the one hand, and any of MVW’s affiliates (other than wholly owned subsidiaries of MVW), on the other hand, that would be required to be disclosed by MVW under Item 404 of Regulation S-K under the Securities Act;

(xvi) enter into, or amend or modify in any material respect, any collective bargaining agreement, card check neutrality/labor peace agreement or accretion provisions with any labor union; or

(xvii) authorize, or commit or agree to take, any of the foregoing actions.

(c) Control of Other Party’s Business. Nothing contained in this Agreement will give MVW, directly or indirectly, the right to control ILG or any of its subsidiaries or direct the business or operations of ILG or any of its subsidiaries prior to the Initial Holdco Merger Effective Time. Nothing contained in this Agreement will give ILG, directly or indirectly, the right to control MVW or any of its subsidiaries or direct the business or operations of MVW or any of its subsidiaries prior to the Initial Holdco Merger Effective Time. Prior to the Initial Holdco Merger Effective Time, each of MVW and ILG will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place MVW or ILG in violation of any rule, regulation or policy of any Governmental Entity or Applicable Law.

Section 4.2 No Solicitation by ILG.

(a) Each of ILG and Holdco shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative (a “Representative”) retained by it or any of its controlled affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage any inquiries regarding, or the making of, any proposal the consummation of which by any person would constitute an ILG Alternative Transaction or (ii) enter into, participate in or continue any discussions or negotiations with any person (except to notify such person of the existence of the provisions of this Section 4.2), with respect to any inquiries regarding, or the making of, any proposal the consummation of which by any person would constitute an ILG Alternative Transaction (and ILG shall cause any previously granted physical or electronic data room access provided to any such person to be immediately terminated); provided that if, at any time prior to obtaining the ILG Stockholder Approval, the Board of Directors of ILG determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a breach of this Section 4.2(a) constitutes or is reasonably likely to lead to an ILG Superior Proposal, subject to compliance with Section 4.2(c), ILG and its Representatives may (A) furnish information with respect to ILG and its subsidiaries to the person making such proposal (and its Representatives and financing sources) (provided that any such information that is nonpublic has previously been provided to MVW or is provided to MVW prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality and non-use generally no less restrictive than the terms of the confidentiality agreement, dated January 24, 2017, entered into between ILG and MVW (the “Confidentiality Agreement”) (for the avoidance of doubt, any such confidentiality agreement need not include explicit or implicit standstill restrictions or otherwise restrict the making, amending or modifying of a proposal regarding an ILG Alternative Transaction) and (B) participate in discussions or negotiations with the person making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “ILG Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than MVW and its subsidiaries (including Volt Corporate Merger Sub and Volt LLC Merger Sub) (an “ILG Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership of more than 25% of the outstanding shares of ILG Common Stock or Holdco Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of ILG or Holdco, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving ILG, Holdco or any of their respective subsidiaries, (ii) any transaction pursuant to which any ILG Third Party acquires or would acquire, directly or indirectly, assets (including for this purpose the outstanding equity securities of subsidiaries of ILG or Holdco and any entity surviving any merger or combination including any of them) of ILG, Holdco or any of their respective subsidiaries representing 25% or more of the consolidated revenues, net income or assets of ILG (or, following the ILG Merger, Holdco) and its subsidiaries taken as a whole or (iii) any disposition of assets representing 25% or more of the consolidated revenues, net income or assets of ILG (or, following the ILG Merger, Holdco) and its subsidiaries, taken as a whole.

(b) Except as permitted by this Section 4.2(b), neither ILG, the Board of Directors of ILG nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, in a manner adverse to MVW, the approval or recommendation by such Board of Directors or such committee of the ILG Merger, the Initial Holdco Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any ILG Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as an “ILG Adverse Recommendation Change”) or (iii) cause or permit ILG, Holdco or any of their respective controlled affiliates to enter into any letter of intent, agreement in principle, term sheet, acquisition agreement or other agreement relating to any ILG Alternative Transaction (other than a confidentiality agreement referred to in Section 4.2(a)). Notwithstanding the foregoing, in the event that prior to obtaining the ILG Stockholder Approval, the Board of Directors of ILG determines in good faith, after it has received a proposal for an ILG Alternative Transaction and determined that such transaction constitutes an ILG Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of ILG may (subject to this and the following sentences) (A) effect an ILG Adverse Recommendation Change or (B) terminate this Agreement in order to enter into a definitive agreement providing for such ILG Superior Proposal (subject to the satisfaction of its obligations under Section 7.2(b)), but in the case of each of clauses (A) and (B), only (i) at a time that is after (x) the fifth business day following MVW’s receipt of written notice from ILG advising MVW that the Board of Directors of ILG has received an ILG Superior Proposal specifying the material terms and conditions of such ILG Superior Proposal (and including copies in the form provided to ILG of the ILG Superior Proposal and the then-current proposed draft definitive agreements relating to the ILG Superior Proposal and financing documents), identifying the person making such ILG Superior Proposal and stating that it intends to make an ILG Adverse Recommendation Change or terminate this Agreement and (y) ILG has negotiated in good faith with MVW during such five business day period (to the extent MVW desires to negotiate) with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by MVW in response to the ILG Superior Proposal and (ii) if after such five business day period and following the Board of Directors of ILG having taken into account all changes (if any) to the terms of this Agreement proposed by MVW and any other information provided by MVW in response to such notice, the Board of Directors of ILG shall have determined in good faith that (after consultation with outside counsel and a financial advisor of nationally recognized reputation) such ILG Superior Proposal would continue to constitute an ILG Superior Proposal; provided that in the event of a material subsequent modification to the terms and conditions of such ILG Superior Proposal, ILG shall again deliver a notice and comply with the requirements of this Section 4.2(b), except that the notice period shall be three business days instead of five business days. For purposes of this Agreement, an “ILG Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by an ILG Third Party to enter into an ILG Alternative Transaction (with all references to 25% in the definition of ILG Alternative Transaction being treated as references to 50% for these purposes) that (1) did not result from a breach of Section 4.2(a), (2) is on terms that the Board of Directors of ILG determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to ILG’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by MVW) and (3) that the Board of Directors of ILG determines in good faith is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the ILG Stockholder Approval, if the Board of Directors of ILG determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of ILG may effect an ILG Adverse Recommendation Change in response to an Intervening Event, but only (i) at a time that is after (x) the fifth business day following MVW’s receipt of written notice from ILG advising MVW of all material information with respect to such Intervening Event and stating that it intends to make an ILG Adverse Recommendation Change and providing a full description of its rationale therefor and (y) ILG has negotiated in good faith with MVW during such five business day period (to the extent MVW desires to negotiate) with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by MVW in response to the Intervening Event and (ii) if after such five business day period and following the Board of Directors of ILG having taken into account all changes (if any) to the terms of this Agreement proposed by MVW and any other information provided by MVW in response to such notice, the Board of Directors of ILG shall have determined in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to make an ILG Adverse Recommendation Change would still be inconsistent with its fiduciary duties under Applicable Law. “Intervening Event” means a material event or circumstance that was not known by the Board of Directors of MVW or ILG, as applicable, on the date of this Agreement (or if known, the consequences of which were not known by such Board of Directors as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known by the Board of Directors of such party prior to the time such party receives the ILG Stockholder Approval or the

MVW Stockholder Approval, as applicable; provided that in no event shall any event or circumstance that relates to an inquiry or proposal, the consummation of which would constitute an ILG Alternative Transaction or a MVW Alternative Transaction, as applicable, constitute an Intervening Event.

(c) In addition to the obligations of ILG set forth in Section 4.2(a) and Section 4.2(b), ILG shall promptly, and in any event within 24 hours of receipt thereof, advise MVW orally and in writing if ILG or any of its subsidiaries or their Representatives receives any proposal relating to an ILG Alternative Transaction, which notice shall include a copy of the proposal and the identity of the person making such proposal, and ILG shall keep MVW reasonably informed of the status and material terms and conditions of any such proposal, including any material changes, modifications or amendments thereto, and ILG shall promptly, and in any event within 24 hours of receipt thereof, provide MVW with any written proposal, indication of interest (or amendment thereto) or any other written material that constitutes an offer (or amendment thereto) for an ILG Alternative Transaction or contains material terms thereof, including copies of any proposed definitive agreements relating to an ILG Alternative Transaction and any financing commitments related thereto.

(d) Nothing contained in this Section 4.2 shall prohibit ILG from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains an ILG Adverse Recommendation Change shall be subject to the provisions of Section 4.2(b) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not in and of itself be deemed to be an ILG Adverse Recommendation Change).

Section 4.3 No Solicitation by MVW.

(a) MVW shall not, shall not authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representative retained by it or any of its controlled affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage any inquiries regarding, or the making of, any proposal the consummation of which by any person would constitute a MVW Alternative Transaction or (ii) enter into, participate in or continue any discussions or negotiations with any person (except to notify such person of the existence of the provisions of this Section 4.3), with respect to any inquiries regarding, or the making of, any proposal the consummation of which by any person would constitute a MVW Alternative Transaction (and MVW shall cause any previously granted physical or electronic data room access provided to any such person to be immediately terminated); provided that if, at any time prior to obtaining the MVW Stockholder Approval, the Board of Directors of MVW determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that any such proposal that did not result from a breach of this Section 4.3(a) constitutes or is reasonably likely to lead to a MVW Superior Proposal, subject to compliance with Section 4.3(c), MVW and its Representatives may (A) furnish information with respect to MVW and its subsidiaries to the person making such proposal (and its Representatives and financing sources) (provided that any such information that is nonpublic has previously been provided to ILG or is provided to ILG prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality and non-use generally no less restrictive than the terms of the Confidentiality Agreement (for the avoidance of doubt, any such confidentiality agreement need not include explicit or implicit standstill restrictions or otherwise restrict the making, amending or modifying of a proposal regarding an ILG Alternative Transaction) and (B) participate in discussions or negotiations with the person making such proposal (and its Representatives and financing sources). For purposes of this Agreement, “MVW Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than ILG and its subsidiaries (including Holdco and Ignite Merger Sub) (a “MVW Third Party”), acquires or would acquire, directly or indirectly, beneficial ownership of more than 25% of the outstanding shares of MVW Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 25% or more of the voting power of MVW, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or similar transaction involving MVW or any of its subsidiaries, (ii) any transaction pursuant to which any MVW Third Party acquires or would acquire, directly or indirectly, assets (including for this purpose the outstanding equity securities of subsidiaries of MVW and any entity surviving any merger or combination including any of them) of MVW or any of its subsidiaries representing 25% or more of the consolidated revenues, net income or assets of MVW and its subsidiaries taken as a whole or (iii) any disposition of assets representing 25% or more of the consolidated revenues, net income or assets of MVW and its subsidiaries, taken as a whole.

(b) Except as permitted by this Section 4.3(b), neither MVW, the Board of Directors of MVW nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, in a manner adverse to ILG, the approval or recommendation by such Board of Directors or such committee of the issuance of shares of MVW Common Stock in the Initial Holdco Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any MVW Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a “MVW Adverse Recommendation Change”) or (iii) cause or permit MVW or any of its controlled affiliates to enter into any letter of intent, agreement in principle, term sheet, acquisition agreement or other agreement relating to any MVW Alternative Transaction (other than a confidentiality agreement referred to in Section 4.3(a)). Notwithstanding the foregoing, in the event that prior to obtaining the MVW Stockholder Approval, the Board of Directors of MVW determines in good faith, after it has received a proposal for an MVW Alternative Transaction and determined that such transaction constitutes a MVW Superior Proposal (and after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of MVW may (subject to this and the following sentences) (A) effect a MVW Adverse Recommendation Change or (B) terminate this Agreement in order to enter into a definitive agreement providing for such MVW Superior Proposal (subject to the satisfaction of its obligations under Section 7.2(c)), but in the case of each of clauses (A) and (B), only (i) at a time that is after (x) the fifth business day following ILG’s receipt of written notice from MVW advising ILG that the Board of Directors of MVW has received a MVW Superior Proposal specifying the material terms and conditions of such MVW Superior Proposal (and including copies in the form provided to MVW of the MVW Superior Proposal and the then current proposed draft definitive agreements relating to the MVW Superior Proposal and financing documents), identifying the person making such MVW Superior Proposal and stating that it intends to make a MVW Adverse Recommendation Change or terminate this Agreement and (y) MVW has negotiated in good faith with ILG during such five business day period (to the extent ILG desires to negotiate) with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by ILG in response to the MVW Superior Proposal and (ii) if after such five business day period and following the Board of Directors of MVW having taken into account all changes (if any) to the terms of this Agreement proposed by ILG and any other information provided by ILG in response to such notice, the Board of Directors of MVW shall have determined in good faith that (after consultation with outside counsel and a financial advisor of nationally recognized reputation) such MVW Superior Proposal would continue to constitute a MVW Superior Proposal; provided that in the event of a material subsequent modification to the terms and conditions of such MVW Superior Proposal, MVW shall again deliver a notice and comply with the requirements of this Section 4.3(b), except that the notice period shall be three business days instead of five business days. For purposes of this Agreement, a “MVW Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a MVW Third Party to enter into a MVW Alternative Transaction (with all references to 25% in the definition of MVW Alternative Transaction being treated as references to 50% for these purposes) that (1) did not result from a breach of Section 4.3(a), (2) is on terms that the Board of Directors of MVW determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to MVW’s stockholders than the transactions contemplated by this Agreement, taking into account all relevant factors (including any changes to this Agreement that may be proposed by ILG) and (3) that the Board of Directors of MVW determines in good faith is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the MVW

Stockholder Approval, if the Board of Directors of MVW determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of MVW may effect a MVW Adverse Recommendation Change in response to an Intervening Event, but only (i) at a time that is after (x) the fifth business day following ILG’s receipt of written notice from MVW advising ILG of all material information with respect to such Intervening Event and stating that it intends to make a MVW Adverse Recommendation Change and providing a full description of its rationale therefor and (y) MVW has negotiated in good faith with ILG during such five business day period (to the extent ILG desires to negotiate) with respect to any revisions to the terms of the transactions contemplated by this Agreement proposed by ILG in response to the Intervening Event and (ii) if after such five business day period and following the Board of Directors of MVW having taken into account all changes (if any) to the terms of this Agreement proposed by ILG and any other information provided by ILG in response to such notice, the Board of Directors of MVW shall have determined in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to make an Adverse Recommendation Change would still be inconsistent with its fiduciary duties under Applicable Law.

(c) In addition to the obligations of MVW set forth in Section 4.3(a) and Section 4.3(b), MVW shall promptly, and in any event within 24 hours of receipt thereof, advise ILG orally and in writing if MVW or any of its subsidiaries or their Representatives receives any proposal relating to a MVW Alternative Transaction, which notice shall include a copy of the proposal and the identity of the person making such proposal, and MVW shall keep ILG reasonably informed of the status and material terms and conditions of any such proposal, including any material changes, modifications or amendments thereto, and MVW shall promptly, and in any event within 24 hours of receipt thereof, provide ILG with any written proposal, indication of interest (or amendment thereto) or any other written material that constitutes an offer (or amendment thereto) for a MVW Alternative Transaction or contains material terms thereof, including copies of any proposed definitive agreements relating to a MVW Alternative Transaction and any financing commitments related thereto.

(d) Nothing contained in this Section 4.3 shall prohibit MVW from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided that any such disclosure or statement that constitutes or contains a MVW Adverse Recommendation Change shall be subject to the provisions of Section 4.3(b) (it being understood, for the avoidance of doubt, that a disclosure that constitutes only a “stop, look and listen” statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not in and of itself be deemed to be a MVW Adverse Recommendation Change).

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As soon as practicable following the date of this Agreement, ILG and MVW shall prepare, and MVW shall file with the SEC, the Form S-4, in which the Joint Proxy Statement shall be included as a prospectus. Each of ILG and MVW shall use reasonable best efforts to have the Form S-4, including the Joint Proxy Statement, declared effective by the SEC under the Securities Act as promptly as practicable after such filing. ILG and MVW shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. MVW shall provide ILG with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement or the Form S-4 shall be made without the approval of both ILG and MVW, which approval shall not be unreasonably withheld, conditioned or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, or the combined entity; and provided, further that this approval right shall not apply with respect to information relating to an ILG Adverse Recommendation Change or a MVW Adverse Recommendation Change, if applicable. ILG shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to ILG’s stockholders, and MVW shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to MVW’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. MVW shall advise ILG promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Initial Holdco Merger Effective Time any information relating to ILG, MVW or any of their respective affiliates, officers or directors, should be discovered by ILG or MVW that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of ILG and MVW.

(b) ILG shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “ILG Stockholders Meeting”) in accordance with the DGCL solely for the purpose of obtaining the ILG Stockholder Approval and, if applicable, any approvals related thereto including the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, and shall, subject to the provisions of Section 4.2(b), through its Board of Directors, recommend to its stockholders the approval of the ILG Merger and the Initial Holdco Merger. ILG may only postpone or adjourn the ILG Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the ILG Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that ILG has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of ILG prior to the ILG Stockholders Meeting. In the event that subsequent to the date of this Agreement, the Board of Directors of ILG makes an ILG Adverse Recommendation Change, ILG nevertheless shall submit this Agreement to the holders of shares of ILG Common Stock for the purpose of obtaining the ILG Stockholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the ILG Stockholders Meeting. ILG shall permit MVW and its Representatives to attend the ILG Stockholders Meeting.

(c) MVW shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “MVW Stockholders Meeting”) in accordance with the DGCL solely for the purpose of obtaining the MVW Stockholder Approval and, if applicable, any approvals related thereto including the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, and shall, subject to the provisions of Section 4.3(b), through its Board of Directors, recommend to its stockholders the approval of the issuance of shares of MVW Common Stock in the Initial Holdco Merger. MVW may only postpone or adjourn the MVW Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the MVW Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that MVW has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of MVW prior to the MVW Stockholders Meeting. In the event that subsequent to the date of this Agreement, the Board of Directors of MVW makes a MVW Adverse Recommendation Change, MVW nevertheless shall submit this Agreement to the holders of shares of MVW Common Stock for the purpose of obtaining the MVW Stockholder Approval unless this Agreement shall have been terminated in accordance with its terms prior to the MVW Stockholders Meeting. MVW shall permit ILG and its Representatives to attend the MVW Stockholders Meeting.

(d) ILG and MVW shall use reasonable best efforts to hold the ILG Stockholders Meeting and the MVW Stockholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

Section 5.2 Access to Information; Confidentiality. Subject to the Confidentiality Agreement and subject to Applicable Law, upon reasonable notice, each of ILG and MVW shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement until the earlier of the Initial Holdco Merger Effective Time and the termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, each of ILG and MVW shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request. Neither party nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third party (provided that such party shall use reasonable best efforts to obtain the consent of the third party to such disclosure), (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by such party or its subsidiaries or (iii) otherwise violate any Applicable Laws. No review pursuant to this Section 5.2 shall affect any representation or warranty given by the other party hereto. Each of ILG and MVW shall hold, and shall cause its respective affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement; provided that (x) MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub will be permitted to disclose such information to any debt financing sources or prospective debt financing sources that may become parties to the MVW Debt Financing, in connection with securitizations by MVW or its subsidiaries in the ordinary course of business consistent with past practice or as otherwise contemplated by this Agreement, and to rating agencies (and, in each case, to their respective counsel and auditors) and (y) ILG and its subsidiaries will be permitted to disclose such information in connection with securitizations by ILG or its subsidiaries in the ordinary course of business consistent with past practice or as otherwise contemplated by this Agreement, and to rating agencies (and, in each case, to their respective counsel and auditors), in each of the foregoing clauses (x) and (y), so long as each such person is made aware of and acknowledges the confidential nature of such information and agrees to be bound by confidentiality and use restrictions which, in the case of clause (x) are customary for the syndication of the debt financing contemplated by such debt financing sources and substantially consistent with the confidentiality and use restrictions contemplated by the Confidentiality Agreement or in the Debt Commitment Letter. Notwithstanding anything to the contrary in the Confidentiality Agreement, Section 20 of the Confidentiality Agreement is hereby amended to provide that the Confidentiality Agreement shall terminate on the later of (x) the date on which the Confidentiality Agreement expires in accordance with its terms and (y) the date that is twelve months following the date of termination of this Agreement; provided that, for the avoidance of doubt, any explicit or implicit standstill restrictions contained in the Confidentiality Agreement shall be terminated as of the date of this Agreement.

Section 5.3 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Combination Transactions and the other transactions contemplated by this Agreement, including using reasonable best efforts for (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities, including any required action or non-action under the Antitrust Laws (the “Required Consents”) prior to the Initial Holdco Merger

Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, as well as consents, approvals or waivers with respect to the agreements set forth on Section 5.3(a)(ii) of the ILG Disclosure Letter and, subject to Section 5.14 in the case of MVW and Section 5.15 in the case of ILG, any necessary or appropriate financing arrangements, from third parties; provided that, notwithstanding the foregoing, the parties hereto agree that (A) the consent, approval or waiver of any third party (other than a Governmental Entity contemplated by Section 6.1(b) and Section 6.1(c) of this Agreement) shall not be a condition to the consummation of the Combination Transactions and (B) neither ILG nor MVW nor any of their respective subsidiaries shall be required to make any payments or concessions in connection with the fulfillment of their respective obligations in respect of the matters set forth on Section 5.3(a)(ii) of the ILG Disclosure Letter, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable (and in any event within fifteen business days after the date of this Agreement), (ii) appropriate filings, if any are required, pursuant to foreign Antitrust Laws as promptly as practicable and (iii) all other necessary filings with other Governmental Entities relating to the Combination Transactions, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Antitrust Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Antitrust Laws and the receipt of the Required Consents as soon as practicable.

(b) In furtherance and not in limitation of the covenants of the parties contained in Section 5.3(a) and subject to (b) of the MVW Disclosure Letter, if any objections are asserted with respect to the transactions contemplated by this Agreement, including the Combination Transactions, under any Antitrust Law for the jurisdictions listed on Section 5.3(b) of the MVW Disclosure Letter or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other applicable Governmental Entity listed on Section 5.3(b) of the MVW Disclosure Letter challenging any of the transactions contemplated by this Agreement, including the Combination Transactions, as violative of any Antitrust Law or which would otherwise prevent the consummation of the transactions contemplated by this Agreement by the Outside Date, including the Combination Transactions, each of the parties hereto will take any and all actions necessary to resolve any subject objections or suits so as to permit consummation of the transactions contemplated by this Agreement by the Outside Date, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent the consummation of the Combination Transactions or the other transactions contemplated by this Agreement by the Outside Date, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its subsidiaries or the conducting of its business in a manner which would resolve such action or proceeding, in each case so as to enable the Closing to occur no later than the Outside Date. Notwithstanding anything to the contrary in this Agreement: (i) nothing in this Agreement shall require, or be construed to require, ILG, MVW or any of their respective subsidiaries to (and ILG and its subsidiaries shall not, without the prior written consent of MVW) take any actions, including selling, holding separate (including by trust or otherwise) or otherwise divesting any of its businesses or assets or entering into any consent decree or other agreement or arrangement that would restrict, encumber or otherwise limit ILG’s, MVW’s or any of their respective subsidiaries’ ownership of or freedom of action with respect to the assets or businesses of MVW or its subsidiaries or ILG or its subsidiaries if: (A) such actions, either by themselves or taken together, would be material to the business of MVW, Vistana and their respective subsidiaries, taken as a whole, or (B) such actions, either by themselves or taken together, would be material to the business of ILG and its subsidiaries, taken as a whole; (ii) in no event will MVW be required to (a) de-flag a property unless (x) no inventory from such property has been contributed to the MVW destination trust or the Sheraton or Westin flex programs and (y) the property is inside the continental United States or (b) sell, transfer, license or otherwise forgo exclusive rights existing as of the date hereof associated with (including exclusive access to Marriott International systems, services and platforms), or divest, any of the brands listed on Section 5.3(b) of the MVW Disclosure Schedule; and (iii) nothing in this Agreement shall require, or be construed to require, ILG or its subsidiaries to take or agree to take any action (and ILG and its subsidiaries shall not take any action without the prior written consent of MVW) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(c) Each of the parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law. Each of the parties shall (i) promptly notify the other party of any communication received by that party from, or given by it to, any Governmental Entity and, subject to Applicable Law, permit the other party to review in advance any proposed communication to any such Governmental Entity and incorporate the other party’s reasonable comments, (ii) not agree to participate in any meeting or substantive discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement, including the Combination Transactions, unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and (iii) furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and Representatives, on the one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, including the Combination Transactions, provided that materials furnished pursuant to this Section 5.3(c) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Section 5.4 Indemnification, Exculpation and Insurance.

(a) From and after the Initial Holdco Merger Effective Time, MVW shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Initial Holdco Merger Effective Time, a current or former director or officer of ILG or any of its subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Initial Holdco Merger Effective Time, serving at the request of ILG, as applicable, or any of its subsidiaries as a current or former director or officer of another person (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Initial Holdco Merger Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of ILG or any of its subsidiaries or is or was serving at the request of ILG or any of its subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors or officers occurring prior to the Initial Holdco Merger Effective Time, whether asserted or claimed prior to, at or after the Initial Holdco Merger Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by ILG pursuant to the ILG Charter, the ILG Bylaws or the comparable organizational documents of any subsidiary of ILG, as applicable, and any indemnification agreements with directors and officers of ILG in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from MVW to the same extent as such Indemnified Parties are entitled to advancement of expenses as of the date of this Agreement by ILG pursuant to the ILG Charter, the ILG Bylaws or the comparable organizational documents of any subsidiary of ILG, as applicable, and any indemnification agreements with directors and officers of ILG in existence as of the date of this Agreement; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by Applicable Law, the ILG Charter or the ILG Bylaws or the comparable organizational documents of any ILG subsidiary, as applicable, and any indemnification agreements with directors and officers of ILG in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) MVW shall, and shall cause its subsidiaries to, cooperate in the defense of any such matter. In the event that MVW or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, MVW shall cause proper provision to be made so that the successors and assigns of MVW assume the obligations set forth in this Section 5.4.

(b) For a period of six years from and after the Closing Date, MVW shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by ILG and its subsidiaries or provide substitute polices for not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Initial Holdco Merger Effective Time, except that in no event shall MVW be required to pay with respect to such insurance policies (or substitute insurance policies) of ILG in respect of any one policy year more than 300% of the annual premium payable by ILG for such insurance for the year ending December 31, 2017 (the “Annual D&O Cap”), and if MVW is unable to obtain the insurance required by this Section 5.4 for any year within such six-year period, it shall obtain as much comparable insurance as possible for such year for an annual premium equal to the Annual D&O Cap; provided that in lieu of the foregoing, ILG may obtain at or prior to the Initial Holdco Merger Effective Time a six-year “tail” policy under ILG’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that is not in excess of the maximum aggregate amount otherwise payable for such six-year period under this Section 5.4(b).

(c) The provisions of this Section 5.4 (i) shall survive consummation of the Combination Transactions, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 5.5 Fees and Expenses. Except as set forth in this Section 5.5, Section 5.15 and in Section 7.2, all fees and expenses incurred in connection with the Combination Transactions, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Combination Transactions are consummated, except that each of MVW and ILG shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with (i) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (ii) the filings of the pre-merger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees).

Section 5.6 Public Announcements. ILG, Holdco and Ignite Merger Sub, on the one hand, and MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub, on the other hand, shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any such press release or public statement as may be required by Applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation and without such consent if the party making the release or statement has used its commercially reasonable efforts to consult with the other party prior to issuing such release or statement, (b) a party may issue a press release or make a public statement that is consistent with prior press releases issued or public statements made in compliance with the first sentence of this Section 5.6 without such consultation and without such consent and (c) the first sentence of this Section 5.6 shall not apply with respect to communications relating to an ILG Adverse Recommendation Change, a MVW Adverse Recommendation Change or any proposal for an ILG Alternative Transaction or MVW Alternative Transaction.

Section 5.7 NYSE Listing. MVW shall use reasonable best efforts to cause the MVW Common Stock issuable under Article II to be approved for listing on NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 5.8 Tax Treatment.

(a) Each of the parties hereto shall use reasonable best efforts to cause the Combination Transactions to qualify for the Intended Tax Treatment, including considering and negotiating in good faith such amendments to this Agreement as may reasonably be required in order to obtain such qualification (it being understood that no party shall be required to agree to any such amendment). The parties shall report the Combination Transactions and the other transactions contemplated by this Agreement, including for U.S. Federal income Tax purposes, in a manner consistent with such qualification. No party shall take any action, or allow any affiliate to take any action, that would reasonably be expected to prevent any of the foregoing.

(b) Each of the parties hereto shall use reasonable best efforts to cause the delivery of the opinion of counsel referred to in Section 6.3(d), including by causing its officers to execute and deliver to counsel (including, in the event that Paul, Weiss, Rifkind, Wharton & Garrison LLP is unable to deliver the opinion of counsel referred to in Section 6.3(d), to Kirkland & Ellis LLP) letters of representation customary for transactions of this type at such time or times as counsel may reasonably request, including at the Closing (and, if required, as of the date of the Joint Proxy Statement). The parties shall use reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the letters of representation described in this Section 5.8(b).

Section 5.9 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (i) grant such approvals and take all such actions as are legally permissible so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 5.10 Employee Benefits.

(a) For a period of one year following the Closing, MVW shall provide, or cause to be provided, to each employee of ILG and its subsidiaries who continues to be employed by MVW and its subsidiaries (the “ILG Employees”), base compensation and cash incentive opportunities that are no less favorable than the base compensation and cash incentive opportunities provided to such ILG Employee prior to Closing (excluding any transaction bonuses or retention payments, and the bonus opportunities disclosed on Section 5.10(a) of the ILG Disclosure Letter) and employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, and post-employment or retiree health or welfare benefits) that are no less favorable in the aggregate to the employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, and post-employment or retiree health or welfare benefits) provided to such ILG Employee under the ILG Benefit Plans prior to the Closing. In addition, MVW shall provide, or cause to be provided, to each ILG Employee who is terminated on or prior to the first anniversary of the Closing with severance benefits that are no less favorable than the severance benefits provided to each such ILG Employee prior to the Closing, as disclosed to MVW in Section 5.10(a) of the ILG Disclosure Letter. This Section 5.10(a) shall not apply to collectively bargained employees, the terms and conditions of whose employment shall be determined by the applicable collective bargaining agreement as in effect from time-to-time. From and after the

Initial Holdco Merger Effective Time, to the extent MVW and its affiliates establish a scheduling bid practice or program, each ILG Employee shall be credited with his or her years of service with ILG or any of its subsidiaries, as the case may be, before the Initial Holdco Merger Effective Time, consistent with any service crediting that is granted to similarly situated employees of MVW and its affiliates.

(b) From and after the Initial Holdco Merger Effective Time, MVW shall cause to be honored all ILG Benefit Plans in accordance with the terms thereof. For purposes of determining eligibility, vesting and solely with respect to severance, vacation and paid time off benefits, determining levels of benefits under each employee benefit plan of MVW and its affiliates (excluding defined benefit pension, nonqualified deferred compensation, any equity or equity-based, and post-employment or retiree health or welfare benefits (other than severance)) providing benefits to any ILG Employee after the Initial Holdco Merger Effective Time (the “New Plans”), and subject to Applicable Law, the terms of the applicable New Plan, and obligations under applicable collective bargaining or similar agreements, each ILG Employee shall be credited with his or her years of service with ILG or any of its subsidiaries, as the case may be, before the Initial Holdco Merger Effective Time, to the same extent as such employee was entitled, before the Initial Holdco Merger Effective Time, to credit for such service under any ILG Benefit Plan of the same type, as applicable, except to the extent such credit would result in a duplication of benefits or compensation for the same period of service. In addition, and without limiting the generality of the foregoing, and subject to Applicable Law and obligations under applicable collective bargaining or similar agreements, and solely with respect to the applicable plan year in which the Closing occurs, MVW shall use or shall cause an affiliate to use commercially reasonable efforts whereby: (i) each ILG Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under an ILG Benefit Plan of the same type, as applicable, in which such employee participated immediately before the Initial Holdco Merger Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any ILG Employee, MVW shall cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her eligible covered dependents to the extent such exclusions and actively-at-work requirements would not have applied or were satisfied under the corresponding Old Plan, and (B) eligible expenses incurred by such ILG Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) MVW and ILG hereby acknowledge that a “change in control” (or similar phrase) within the meaning of any ILG Benefit Plan will occur at the Initial Holdco Merger Effective Time.

(d) Notwithstanding any permitted amendment, termination or discretion applicable to any ILG Benefit Plan that provides for the payment of annual cash bonuses, MVW agrees to, and agrees to cause ILG and each of its respective subsidiaries and affiliates to pay bonuses to ILG Employees in respect of calendar year 2018 (“2018 Bonuses”) in an amount equal to the target 2018 Bonus applicable to each ILG Employee. The 2018 Bonuses shall be paid by MVW, ILG or their applicable subsidiary or affiliate, as applicable, at the time or times that the 2018 Bonuses would normally be paid by ILG in the ordinary course of business consistent with past practice but in no event later than March 15, 2019. In the event any ILG Employee’s employment is terminated as a result of death or disability or is a termination that would entitle the ILG Employee to severance under his or her applicable severance arrangement (e.g., an applicable employment agreement or ILG’s severance guidelines) prior to the payment of the 2018 Bonus, such ILG Employee shall be entitled to receive a prorated portion of the target 2018 Bonus applicable to such ILG Employee, determined in accordance with this Section 5.10(c), based on the relative portion of the 2018 calendar year during which such ILG Employee was employed by MVW, ILG and their respective subsidiaries or affiliates, such prorated target 2018 Bonus to be payable promptly following the date of such termination.

(e) Nothing contained in this Section 5.10, express or implied, shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of MVW or ILG or any of their subsidiaries or affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any employee) other than the parties to this Agreement or any right to employment or services or continued employment or service or to a particular term or condition of employment or service with MVW or ILG or any of their subsidiaries, or any of their respective affiliates or (iv) limit the right of MVW or ILG (or any of their subsidiaries or their respective affiliates) to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason.

Section 5.11 Board of Directors of MVW. Prior to the Initial Holdco Merger Effective Time, MVW shall take all action necessary to cause the Board of Directors of MVW, as of the Initial Holdco Merger Effective Time, to be increased by two directors and to cause the persons mutually agreed by ILG and MVW from the current directors of ILG as of the date of this Agreement to be appointed to the Board of Directors of MVW.

Section 5.12 Section 16(b). MVW and ILG shall each take all such steps as are reasonably necessary to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of ILG (including derivative securities) or acquisitions of equity securities of MVW (including derivative securities) in connection herewith by any individual who (a) is a director or officer of ILG or (b) at the Initial Holdco Merger Effective Time, will become a director or officer of MVW, in each case to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Coordination of Quarterly Dividends. ILG and MVW shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that (a) with respect to the calendar quarter immediately preceding the calendar quarter in which the Closing Date occurs, (i) ILG stockholders shall receive a regular quarterly dividend from ILG with respect to such quarter, and (ii) MVW stockholders shall receive a regular quarterly dividend from MVW with respect to such quarter, and (b) with respect to the calendar quarter in which the Closing Date occurs, (i) ILG does not declare or pay a regular quarterly dividend with respect to such quarter, and (ii) the stockholders of MVW, after giving effect to the Initial Holdco Merger, receive a regular quarterly dividend from MVW with respect to such quarter (it being understood that MVW shall not set a record date for such dividend prior to the Initial Holdco Merger Effective Time).

Section 5.14 Debt Financing.

(a) MVW shall use its reasonable best efforts to take (and shall cause Volt Corporate Merger Sub and Volt LLC Merger Sub to take), or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the MVW Debt Financing on or before the Closing on the terms and conditions described in the Debt Commitment Letter (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.14(b)), including using reasonable best efforts to:

(i) cause each of Volt Corporate Merger Sub and Volt LLC Merger Sub to comply with their respective obligations under and maintain in effect the Debt Commitment Letter, and, once entered into, the MVW Debt Financing Agreements with respect thereto;

(ii) negotiate MVW Debt Financing Agreements with respect to the MVW Debt Financing on terms and conditions consistent in all material respects with those contained in the Debt Commitment Letter (including, as necessary, the flex or similar provisions contained in any related fee letter), or on other terms no less favorable (taken as a whole) to MVW;

(iii) cause each of Volt Corporate Merger Sub and Volt LLC Merger Sub to satisfy on a timely basis all conditions applicable to Volt Corporate Merger Sub and Volt LLC Merger Sub (as applicable) in the Debt Commitment Letter and any MVW Debt Financing Agreements with respect thereto; and

(iv) in the event of a failure to fund by the MVW Debt Financing Sources in accordance with the Debt Commitment Letter that prevents, impedes or materially delays the Closing, cause each of Volt Corporate Merger Sub and Volt LLC Merger Sub to enforce their respective rights under the Debt Commitment Letter and any MVW Debt Financing Agreements with respect thereto.

(b) MVW shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Commitment Letter without the prior written consent of ILG (such consent not to be unreasonably withheld, conditioned or delayed) if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) materially delay or prevent the Closing, (ii) reduce the aggregate amount of the MVW Debt Financing to an amount which is insufficient for MVW to fund the MVW Required Amount upon the terms contemplated by this Agreement on the Closing Date, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the MVW Debt Financing or (iv) adversely impact in any material respect the ability of each of Volt Corporate Merger Sub and Volt LLC Merger Sub to enforce their respective rights against the other parties to the Debt Commitment Letter; it being understood that notwithstanding the foregoing each of Volt Corporate Merger Sub and Volt LLC Merger Sub may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement. Upon any amendment, supplement, modification, replacement, termination, reduction or waiver of the Debt Commitment Letter in accordance with this Section 5.14(b), MVW shall promptly deliver a copy thereof to ILG, and (i) references herein to “Debt Commitment Letter” shall include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.14(b) and (ii) references to the “MVW Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended, supplemented, modified, replaced, terminated reduced or waived in compliance with this Section 5.14(b).

(c) Notwithstanding Section 5.14(b) above, in the event any portion of the MVW Debt Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Debt Commitment Letter, (A) MVW shall promptly notify ILG and (B) each of MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (the “MVW Alternate Financing”) (x) on terms and conditions not less favorable to MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub (taken as a whole) than the Debt Commitment Letter, and (y) at least equal to the amount of such portion of the Debt Commitment Letter, together with currently available cash and cash equivalents, in an amount sufficient to fund the MVW Required Amount. Copies (redacted for provisions related to fee amounts, market flex provisions and other economic terms to the extent required by the applicable MVW Debt Financing Sources) of any new financing commitment letter (including any fee letter referenced in such Debt Commitment Letter) shall be promptly provided to ILG. In the event any MVW Alternate Financing is obtained in accordance with this Section 5.14, any reference in this Agreement to “Debt Commitment Letter” or “MVW Debt Financing” shall include the debt financing contemplated by such MVW Alternate Financing. Except as provided elsewhere in this Section 5.14 and subject to the limitation in Section 5.14, nothing contained in this Agreement shall prohibit MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub from entering into MVW Debt Financing Agreements relating to the MVW Debt Financing on the terms and conditions described by the Debt Commitment Letter.

(d) MVW shall (i) give ILG prompt written notice of any default, breach or threatened breach in writing by any party to the Debt Commitment Letter or MVW Debt Financing Agreements related thereto of which MVW or any of its Representatives or affiliates becomes aware or any termination or threatened termination in writing thereof (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Commitment Letter or MVW Debt Financing Agreements), and (ii) otherwise keep ILG reasonably informed of the status of its efforts to arrange the MVW Debt Financing, including by, upon request of ILG, providing ILG with copies of any MVW Debt Financing Agreements and such other material documentation regarding the MVW Debt Financing as shall be reasonably necessary to allow ILG to monitor the process of such financing activities.

(e) In the event any MVW Debt Financing is funded in advance of the Closing Date, Volt Corporate Merger Sub and Volt LLC Merger Sub shall keep and maintain at all times prior to the Closing Date the proceeds of such MVW Debt Financing available for the purpose of funding the transactions contemplated by this Agreement and such proceeds shall be maintained as unrestricted cash or cash equivalents, free and clear of all Liens; provided that if the terms of such MVW Debt Financing requires the proceeds of such MVW Debt Financing to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, solely to the extent there are no conditions to the release of funds that are not contained in the Debt Commitment Letter.

Section 5.15 Debt Financing Cooperation.

(a) Prior to the Closing Date, ILG shall provide, and shall cause each of its subsidiaries to provide, and shall use its reasonable best efforts to have each of its and its subsidiaries’ respective Representatives, in each case, to use their respective reasonable best efforts to provide, in each case, to MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub, at MVW’s sole expense, all cooperation reasonably requested by the MVW Entities and necessary in connection with the arrangement of the MVW Debt Financing (solely for the purposes of this Section 5.15, the term “MVW Debt Financing” shall be deemed to include customary high-yield non-convertible debt securities offerings, term loans or revolving commitments to be issued or incurred in lieu of all or a portion of any bridge facility contemplated by the Debt Commitment Letter), which reasonable best efforts shall include (i) assisting with the preparation of (A) registration statements, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents for any portion of the MVW Debt Financing and (B) materials for rating agency presentations, in each case as they relate to ILG and its subsidiaries, (ii) executing customary authorization letters or management representation letters, as applicable, as they relate to ILG and its subsidiaries, (iii) assisting in promptly furnishing MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub and the MVW Debt Financing Sources with the Required Information and such other customary financial and other pertinent information regarding ILG and its subsidiaries (including their businesses and operations) as may be reasonably requested in writing by MVW to permit MVW to prepare a customary preliminary offering memorandum, final offering memorandum, registration statement, preliminary private placement memorandum, final private placement memorandum or marketing document for use in a customary “road show” relating to the MVW Debt Financing, it being understood that in no event shall ILG or its subsidiaries be required to provide (1) a description of all or any component of the MVW Debt Financing, including any “description of notes,” (2) risk factors relating to all or any component of the MVW Debt Financing, (3) separate subsidiary financial statements or any other information of the type required by Rule 3-05 (other than as specified in the definition of “Required Information”), Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or “segment reporting”, (4) Compensation Discussion and Analysis required by Item 402 of Regulation S-K, (5) pro forma financial statements, (6) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments or (7) other information customarily excluded from an offering memorandum involving an offering of high-yield debt securities, (iv) assisting MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub in obtaining corporate and facilities ratings from any rating agencies in connection with the MVW Debt Financing, (v) upon reasonable request, identifying any material non-public information contained in the relevant marketing materials relating to ILG and its subsidiaries and complying with Regulation FD to the extent applicable to such material non-public information, (vi) cooperating with the marketing efforts of MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub and the MVW Debt Financing Sources for any portion of the MVW Debt Financing as reasonably requested by MVW by having members of senior management of ILG participate, upon reasonable prior notice, in a reasonable and limited number of due diligence sessions and drafting sessions in connection with the MVW Debt Financing at times and locations to be mutually agreed, (vii) cooperating with MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the MVW Debt Financing, (viii) executing and delivering as of (but not before and not to be effective until) the Closing any pledge and security documents, other definitive financing documents, or other related certificates or documents as may be reasonably requested by MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub and otherwise facilitating the pledging of collateral (including cooperation in connection with the pay-off of borrowed indebtedness and the release of related Liens and termination of security interests (including delivering prepayment or termination notices as required by the terms of any existing indebtedness and delivering termination agreements or UCC-3 or equivalent financing statements or notices), (ix) using reasonable best efforts to cause it or its subsidiaries’ independent auditors to cooperate in connection with the MVW Debt Financing, including by providing “customary” comfort letters (including as to customary “negative assurances” comfort) and any consents required to include any financials contemplated in any offering documents and (x) providing at least five (5) business days prior to the Closing Date, all documentation required by applicable “know your customer” and anti-money laundering Laws, including the USA PATRIOT Act, to the extent requested in writing at least nine (9) business days prior to the Closing Date; provided that ILG shall not be required to provide, or cause its subsidiaries to provide, cooperation under this Section 5.15 that: (A) unreasonably interferes with the ongoing business of ILG or its subsidiaries or creates an unreasonable risk of damage or destruction to any property or assets of ILG or any of its subsidiaries (provided that the cooperation contemplated by this Section 5.15 shall not by its terms be deemed to unreasonably interfere with such business); (B) causes any covenant, representation or warranty in this Agreement to be breached in a manner that ILG would cause any closing condition set forth in Section 6.1 or Section 6.3 to fail to be satisfied or otherwise causes the breach of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing); (C) requires ILG or its subsidiaries to provide or enter into any security or guarantee agreements, or otherwise to incur any liability (including any commitment fees and expense reimbursement) in connection with the MVW Debt Financing (other than the authorization letters and management representation letters referenced above) prior to, or that are not conditioned upon, the Closing or are not otherwise promptly reimbursed or indemnified in accordance with the terms hereof; (D) requires ILG or its subsidiaries or their respective directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the MVW Debt Financing (other than (i) such customary agreements, documents, certificates or instruments necessary to effect the MVW Debt Financing as will not take effect prior to the Closing and that are executed by those directors, officers, managers or employees that will act in a similar capacity after Closing) and (ii) with respect to the authorization letters and management representation letters referenced above) or adopt resolutions approving the agreements, documents, instruments and other actions pursuant to which the MVW Debt Financing is obtained; (E) requires ILG, its subsidiaries or their legal counsel to give any legal opinion or other opinion of counsel; (F) requires ILG or its subsidiaries to take any action that is prohibited or restricted by, or will conflict with or violate or breach, its organizational documents, any Applicable Laws or any agreement to which ILG or any of its subsidiaries is a party; or (G) requires ILG to provide any information that is subject to legal privilege. In no event shall ILG or its subsidiaries be required to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by ILG, its subsidiaries or any of their respective affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub in arranging the MVW Debt Financing or as a result of any information provided by ILG, its subsidiaries or any of their respective affiliates or Representatives in connection with the MVW Debt Financing to the extent such expenses are not subject to reimbursement in accordance with the terms hereof or such indemnity or liability is not otherwise subject to indemnification pursuant to the terms of this Agreement. MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub agree that any information regarding ILG or any of its subsidiaries or affiliates contained in any presentations, offering documents, teasers or other materials in connection with the MVW Debt Financing shall be subject to the prior review and approval of ILG (which approval shall not be unreasonably withheld or delayed). From the respective dates on which MVW receives the Required Information until the Closing, ILG will use its reasonable best efforts, and will cause each of its subsidiaries to use its reasonable best efforts to update any Required Information provided by them or on their behalf as may be necessary so that such Required Information is Compliant. The MVW Entities will promptly reimburse ILG and its subsidiaries for all out-of-pocket fees and expenses (including legal fees and expenses) incurred by them in complying with their respective covenants pursuant to this Section 5.15(a), except in connection with any ordinary course preparation of, or filing with the SEC of, any financial information, registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein). The MVW Entities will indemnify and hold harmless ILG and its subsidiaries and their respective directors, officers, employees and other representatives from and against any and all liabilities or losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, by them in connection with any MVW Debt Financing and any information utilized in connection therewith (other than arising from information provided in writing by ILG expressly for use in connection with such MVW Debt Financing), except in the event (and solely to the extent that) such loss, damage or other amount is found by a court of competent jurisdiction to have resulted from the fraud, intentional misrepresentation, intentional breach, bad faith, willful misconduct or gross negligence of ILG, its subsidiaries and their respective directors, officers, employees and other representatives.

(b) ILG hereby consents to the reasonable use of the trademarks, service marks and corporate logos owned by ILG and its subsidiaries in connection with the MVW Debt Financing; provided that such trademarks, service marks and corporate logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage ILG or any of its subsidiaries or the reputation or goodwill of ILG or any of its subsidiaries.

Section 5.16 Transaction Litigation. ILG and MVW shall promptly notify the other of any stockholder demands, litigations, arbitrations or other similar Action (including derivative claims) commencing against it or its respective directors or officers relating to this Agreement or any of the transactions contemplated by this Agreement (collectively, the “Transaction Litigation”) and shall keep the other party informed regarding any Transaction Litigation. ILG and MVW shall cooperate with the other in the defense or settlement of any Transaction Litigation and shall give the other party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other party’s advice due consideration with respect to such Transaction Litigation. Prior to the Initial Holdco Merger Effective Time, none of ILG nor its subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of MVW (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.17 Securitization and Warehouse Facility. After the date of this Agreement and prior to the Closing Date (so long as the Closing Date does not occur prior to August 15, 2018), ILG shall use commercially reasonable efforts to close a term securitization with a deal size of at least $200 million (if appropriate given the amount of receivables then available, or such lesser amount as ILG reasonably determines, and net of any required deposit of proceeds into a prefunding account) secured by its vacation ownership mortgages receivable in a manner consistent with past practice; provided that, if such securitization cannot be effected on reasonable terms (in ILG’s discretion), then ILG shall use its commercially reasonable efforts to implement a receivables financing with respect to such vacation ownership mortgages receivable through a warehouse credit facility with a deal size of at least $250 million that will survive the Closing Date without a material change in terms.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Combination Transactions. The respective obligation of each party to effect the Combination Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. Each of the ILG Stockholder Approval and the MVW Stockholder Approval shall have been obtained.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Combination Transactions under the HSR Act shall have been terminated or shall have expired.

(c) Other Approvals. The authorization, consents, orders or approvals of, or declarations or filings with, and the expirations of the waiting periods required from, any Governmental Entity pursuant to any Antitrust Laws set forth on Section 6.1(c) of the ILG Disclosure Letter and required in connection with the Combination Transactions shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods, together with the matters contemplated by Section 6.1(b), the “Requisite Regulatory Approvals”).

(d) No Injunctions or Restraints. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Combination Transactions.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of ILG and MVW to their respective stockholders, and no stop order or proceedings seeking a stop order shall have been threatened or initiated by the SEC.

(f) NYSE Listing. The shares of MVW Common Stock issuable in the Initial Holdco Merger as contemplated by Article II shall have been approved for listing on the NYSE.

Section 6.2 Conditions to Obligations of MVW.

The obligation of MVW to effect the Combination Transactions is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of ILG contained in Section 3.1(a) (excluding the last sentence and references to ILG’s subsidiaries), Section 3.1(b)(i), Section 3.1(m), Section 3.1(t) and Section 3.1(v) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of ILG contained in Section 3.1(c) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except for De Minimis Inaccuracies; (iii) the representations and warranties of ILG contained in Section 3.1(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iv) each of the representations and warranties of ILG contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to materiality or “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on ILG.

(b) Performance of Obligations of ILG. Each of ILG, Holdco and Ignite Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. MVW shall have received an officer’s certificate duly executed by an authorized officer of ILG to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of ILG. The obligation of ILG to effect the Combination Transactions is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of MVW contained in Section 3.2(a) (excluding the last sentence and references to MVW’s subsidiaries), Section 3.2(b)(i),

Section 3.2(m), Section 3.2(t) and Section 3.2(v) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of MVW contained in Section 3.2(c) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except for De Minimis Inaccuracies; (iii) the representations and warranties of MVW contained in Section 3.2(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iv) each of the representations and warranties of MVW contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) (without giving effect to any limitation as to materiality or “Material Adverse Effect” or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated hereby set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on MVW.

(b) Performance of Obligations of MVW. Each of MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. ILG shall have received an officer’s certificate duly executed by an authorized officer of MVW to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d) Tax Opinion. ILG shall have received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Tax counsel to ILG (or, if Paul, Weiss, Rifkind, Wharton & Garrison LLP is unable to deliver such an opinion, of Kirkland & Ellis LLP), dated the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, the Combination Transactions will qualify for the Intended Tax Treatment. In rendering such opinion, Paul, Weiss, Rifkind, Wharton & Garrison LLP shall be entitled to receive and rely upon assumptions and representations, customary for transactions of this type, of officers of parties hereto.

Section 6.4 Frustration of Closing Conditions. Notwithstanding anything in this Agreement to the contrary, neither ILG nor MVW may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure primarily resulted from such party’s breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Initial Holdco Merger Effective Time, and (except in the case of Section 7.1(e), (f), (g) and (h)) whether before or after the ILG Stockholder Approval or the MVW Stockholder Approval have been obtained:

(a) by mutual written consent of ILG and MVW;

(b) by either ILG or MVW:

(i) if the Initial Holdco Merger shall not have been consummated on or before October 30, 2018 (the “Outside Date”); provided, that (A) if on such date, the conditions to Closing set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) (if the Restraint relates to the matters referenced in Section 6.1(b) or Section 6.1(c)) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the Outside Date shall be extended to January 30, 2019 if either MVW or ILG provides written notice to the other party prior to October 23, 2018 of its election to extend the Outside Date to January 30, 2019; provided, further that if on January 30, 2019, the conditions to Closing set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) (if the Restraint relates to the matters referenced in Section 6.1(b) or Section 6.1(c)) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the Outside Date shall be extend further to April 30, 2019 if either MVW or ILG provides written notice to the other party prior to January 23, 2019 of its election to extend the Outside Date to April 30, 2019; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform its obligations under this Agreement in any material respect has been the primary cause of, or primarily resulted in, the failure of the Initial Holdco Merger to be consummated by such time;

(ii) if the ILG Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the ILG Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) if the MVW Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the MVW Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Combination Transactions and such denial has become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have complied with its obligations under Section 5.3 and, with respect to other matters not covered by Section 5.3, shall have used reasonable best efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

(c) by MVW (provided that MVW is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if ILG, Holdco or Ignite Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is either incapable of being cured or is not cured by the earlier of (x) the Outside Date and (y) 30 days following written notice thereof;

(d) by ILG (provided that ILG is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is either incapable of being cured or is not cured by the earlier of (x) the Outside Date and (y) 30 days following written notice thereof;

(e) by MVW, at any time prior to the ILG Stockholders Meeting, if (i) the Board of Directors of ILG shall have failed to include in the Joint Proxy Statement its recommendation to the stockholders of ILG, without modification or qualification in a manner adverse to MVW, that such stockholders approve the ILG Merger and the Initial Holdco Merger, (ii) the Board of Directors of ILG shall have failed to publicly reaffirm its recommendation of the ILG Merger and the Initial Holdco Merger within 10 business days after the date any ILG Alternative Transaction or any material modification thereto is first commenced, published or sent or given to ILG’s stockholders, upon a request to do so by MVW at least five business days prior to the expiration of any such 10 business day period or (iii) there shall have been any ILG Adverse Recommendation Change, whether or not in compliance with Section 4.2; or

(f) by ILG, at any time prior to the MVW Stockholders Meeting, if (i) the Board of Directors of MVW shall have failed to include in the Joint Proxy Statement its recommendation to the stockholders of MVW, without modification or qualification in a manner adverse to ILG, that such stockholders approve the issuance of MVW Common Stock in the Initial Holdco Merger, (ii) the Board of Directors of MVW shall have failed to publicly reaffirm its recommendation of the issuance of MVW Common Stock in the Initial Holdco Merger within 10 business days after the date any MVW Alternative Transaction or any material modification thereto is first commenced, published or sent or given to MVW’s stockholders, upon a request to do so by ILG at least five business days prior to the expiration of any such 10 business day period or (iii) there shall have been any MVW Adverse Recommendation Change, whether or not in compliance with Section 4.3;

(g) by ILG, at any time prior to obtaining the ILG Stockholder Approval, pursuant to Section 4.2(b); or

(h) by MVW, at any time prior to obtaining the MVW Stockholder Approval, pursuant to Section 4.3(b).

Section 7.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 7.1, and subject to the provisions of Section 8.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 7.2, the last sentence of Section 5.2, Section 5.5, Section 5.6, Section 5.15(a) and Article VIII shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any willful and material pre-termination breach of this Agreement or fraud.

(b) If this Agreement is terminated (i) by MVW pursuant to Section 7.1(e); provided that if either MVW or ILG terminate this Agreement pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) at a time when MVW would have been entitled to terminate this Agreement pursuant to Section 7.1(e), this Agreement shall be deemed terminated pursuant to Section 7.1(e) for purposes of this Section 7.2(b), (ii) by ILG pursuant to Section 7.1(g) or (iii) by MVW or ILG pursuant to Section 7.1(b)(i) (but only if the ILG Stockholders Meeting has not been held prior to the Outside Date) or Section 7.1(b)(ii) and prior to the ILG Stockholders Meeting, there shall have been made to ILG, or shall have been made directly to the stockholders of ILG or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute an ILG Alternative Transaction (substituting 50% for all 25% thresholds set forth in the definition of “ILG Alternative Transaction” (an “ILG Qualifying Transaction”)) and, in the case of this clause (b)(iii), if during the period commencing as of immediately following entry into this Agreement and ending twelve months following the termination of this Agreement, (A) ILG or any of its subsidiaries enters into a definitive agreement with any ILG Third Party with respect to an ILG Qualifying Transaction and such ILG Qualifying Transaction is subsequently consummated (even if after such twelve-month period) or (B) any ILG Qualifying Transaction is consummated, then ILG shall pay (or cause to be paid) to MVW, not later than (x) in the case of clause (b)(i), one business day after the date of termination of this Agreement, (y) in the case of clause (b)(ii), simultaneously with and as a condition to such termination pursuant to Section 7.1(g) and (z) in the case of clause (b)(iii), one business day after the date the ILG Qualifying Transaction is consummated, a termination fee of $146 million (the “Termination Fee”). Notwithstanding the foregoing, no Termination Fee shall be payable by ILG to MVW in any circumstance in which the MVW stockholders vote to disapprove this Agreement or the transactions contemplated hereby.

(c) If this Agreement is terminated (i) by ILG pursuant to Section 7.1(f); provided that if either ILG or MVW terminate this Agreement pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) at a time when ILG would have been entitled to terminate this Agreement pursuant to Section 7.1(f), this Agreement shall be deemed terminated pursuant to Section 7.1(f) for purposes of this Section 7.2(c) (ii) by MVW pursuant to Section 7.1(h) or (iii) by MVW or ILG pursuant to Section 7.1(b)(i) (but only if the MVW Stockholders Meeting has not been held prior to the Outside Date) or Section 7.1(b)(iii) and prior to the MVW Stockholders Meeting, there shall have been made to MVW, or shall have been made directly to the stockholders of MVW or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a MVW Alternative Transaction (substituting 50% for all 25% thresholds set forth in the definition of “MVW Alternative Transaction” (a “MVW Qualifying Transaction”)) and, in the case of this clause (c)(iii), if during the period commencing as of immediately following entry into this Agreement and ending twelve months following the termination of this Agreement, (A) MVW or any of its subsidiaries enters into a definitive agreement with any MVW Third Party with respect to a MVW Qualifying Transaction and such MVW Qualifying Transaction is subsequently consummated (even if after such twelve-month period) or (B) any MVW Qualifying Transaction is consummated, then MVW shall pay (or cause to be paid) to ILG, not later than (x) in the case of clause (c)(i), one business day after the date of termination of this Agreement, (y) in the case of clause (c)(ii), simultaneously with and as a condition to such termination pursuant to Section 7.1(h) and (z) in the case of clause (c)(iii), one business day after the date the MVW Qualifying Transaction is consummated, the Termination Fee. Notwithstanding the foregoing, no Termination Fee shall be payable by MVW to ILG in any circumstance in which the ILG stockholders vote to disapprove this Agreement or the transactions contemplated hereby.

(d) Each Termination Fee payable under Section 7.2(b) or 7.2(c) shall be payable in immediately available funds no later than the applicable date set forth in such Section. If a party fails to promptly pay to the other party any Termination Fee due under this Section 7.2, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

Section 7.3 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the ILG Stockholder Approval or the MVW Stockholder Approval; provided that (a) after any such approval, there may not be, without further approval of the stockholders of ILG (in the case of the ILG Stockholder Approval) and the stockholders of MVW (in the case of the MVW Stockholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of ILG Common Stock or Holdco Common Stock hereunder or that by Applicable Law otherwise expressly requires the further approval of the stockholders of ILG or the stockholders of MVW, as the case may be, (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of ILG or the stockholders of MVW unless required by Applicable Law and (c) notwithstanding anything to the contrary contained herein, this Section 7.3, Section 7.4, Section 8.6, Section 8.8, Section 8.9 and Section 8.10 (and any other provision of this Agreement to the extent an amendment, modification or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or terminated in a manner that is materially adverse to a MVW Debt Financing Related Party without the prior written consent of the MVW Debt Financing Sources (such consent not to be unreasonably withheld, delayed or conditioned). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly authorized committee thereof.

Section 7.4 Extension; Waiver. At any time prior to the Initial Holdco Merger Effective Time, a party hereto may, subject to the proviso of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement; provided that notwithstanding anything to the contrary contained herein, Section 7.3, this Section 7.4, Section 8.6, Section 8.8, Section 8.9 and Section 8.10 (and any other provision of this Agreement to the extent a waiver of such provision would modify the substance of any of the foregoing provisions) may not be waived or terminated in a manner that is materially adverse to a MVW Debt Financing Related Party without the prior written consent of the MVW Debt Financing Sources (such consent not to be unreasonably withheld, delayed or conditioned). No extension or waiver by ILG or MVW shall require the approval of the stockholders of ILG or the stockholders of MVW, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Initial Holdco Merger Effective Time. This Section 8.1 shall not limit Section 7.2(a), or any covenant or agreement of the parties that, by its terms, contemplates performance after the Initial Holdco Merger Effective Time.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or e-mailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to MVW, Volt Corporate Merger Sub or Volt LLC Merger Sub, to:

Marriott Vacations Worldwide Corporation

6649 Westwood Blvd.

Orlando, FL 32821

Email: james.hunter@mvwc.com

Attention: James H Hunter, IV, Executive Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Email:	david.fox@kirkland.com;
david.feirstein@kirkland.com
Attention:	David Fox, P.C.
David Feirstein, P.C.

(b) if to ILG, Holdco or Ignite Merger Sub, to:

ILG, Inc.

6262 Sunset Drive

Miami, Florida 33143

Email:	victoria.kincke@ilg.com
Attention:	Victoria J. Kincke, General Counsel

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Email:	sbarshay@paulweiss.com
dklein@paulweiss.com
Attention:	Scott A. Barshay
David Klein

Section 8.3 Definitions. For purposes of this Agreement:

(a) An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) “Co-located Facility” means a Vacation Ownership Property that is a component of or otherwise integrated as part of or with a lodging property developed or owned by an owner that is licensed to operate the property as a branded lodging property with the same brand or affiliate brand of the licensor of the brand of the component/integrated Vacation Ownership Property;

(c) “Compliant” means, with respect to the Required Information, that (i) the Required Information does not, taken as a whole, contain any untrue statement of material fact regarding ILG and its subsidiaries, or omit to state any material fact regarding ILG and its subsidiaries necessary to make such Required Information not materially misleading under the circumstances under which such statements have been made, (ii) the Required Information complies in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 by a non-accelerated filer, provided that such information shall not be required to include (a) financial statements or other information required by Rule 3-05 (other than as specified in the definition of “Required Information”), Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or “segment reporting” or (b) Compensation Discussion and Analysis required by Item 402 of Regulation S-K, (iii) ILG’s independent auditors have not withdrawn, or have not advised ILG or its subsidiaries in writing that they intend to withdraw, any audit opinion with respect to the audited financial statements contained in the Required Information (it being understood that any such Required Information will be Compliant if ILG’s independent auditors have delivered an unqualified audit opinion with respect to such financial statements and the applicable Required Information has been amended, as applicable) and (iv) ILG, its subsidiaries, or ILG’s independent auditors shall not have publicly announced an intention to restate any financial statements contained in the Required Information (it being understood that the Required Information will be Compliant if such restatement is completed and the applicable Required Information has been amended or ILG or any of its subsidiaries has, or such auditors have, as applicable, publicly announced that it has concluded that no restatement shall be required, as applicable);

(d) “Data Protection Legislation” means all legislation concerning the protection or processing of personal data and privacy in any applicable jurisdiction worldwide, including the European Union’s Directive 95/46/EC, as amended, or any other legislation which implements any other current or future legal act of the European Union concerning the protection and processing of personal data (including Regulation (EU) 2016/679 (the General Data Protection Regulation) and any national implementing legislation), as applicable.

(e) “Data Security Requirements” means, collectively, all of the following to the extent relating to any personal or other sensitive information (including credit card information) or data or otherwise relating to privacy, security, or security breach notification requirements and applicable to ILG, MVW or any of their respective subsidiaries: (i) any rules, policies and procedures (whether physical or technical in nature, or otherwise) of ILG, MVW or any of their respective subsidiaries, including privacy policies, (ii) all Data Protection Legislation, and (iii) the Payment Card Industry (PCI) Data Security Standards and any other industry standards applicable to the industry in which ILG, MVW or any of their respective subsidiaries operates.

(f) “De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of ILG in Section 3.1(c) or of MVW in Section 3.2(c) that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of ILG or MVW, as the case may be;

(g) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of

ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

(h) “Exchange Program” means any method, arrangement, program or procedure for the voluntary exchange by owners of the right to use and occupy Vacation Ownership Units for the right to use, occupy or benefit from other accommodations, facilities, programs or services (provided that, for purposes of this definition, a Vacation Club shall not be considered an Exchange Program);

(i) “ILG Benefit Plan” means each employee or director benefit plan, program, policy, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), offer letter and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program, policy, arrangement, or agreement that is or has been sponsored, maintained or contributed to by ILG or any of its subsidiaries or which ILG or any of its subsidiaries is obligated to sponsor, maintain or contribute to;

(j) “ILG Brand Agreement” means any material agreement providing ILG the license to use the brands or access the loyalty programs of the persons listed on Section 8.3(j) of the ILG Disclosure Letter;

(k) “ILG Deferred Stock Unit Award” means an award of deferred stock units corresponding to shares of ILG Common Stock;

(l) “ILG Equity Plans” means the ILG Non-Employee Director Stock Compensation Plan, the ILG 2013 Stock and Incentive Compensation Plan and the ILG Deferred Compensation Plan for Non-Employee Directors, each as amended and restated;

(m) “ILG Form 10-K” means ILG’s Form 10-K filed with the SEC on March 1, 2018;

(n) “ILG Major Developer” means the persons listed in Section 8.3(n) of the ILG Disclosure Letter;

(o) “ILG Major Developer Agreement” means any agreement with ILG or any subsidiary of ILG as a party regarding any Vacation Club or Exchange Program owned or operated by the ILG Major Developers, including affiliation agreements, services agreements, and loan agreements;

(p) “ILG Management Agreement” means any management agreement, sub-management agreement, hospitality agreement, on-site property management agreement, or similar agreement for the management or operation by ILG or any of its subsidiaries of any Vacation Ownership Property, Vacation Club, condominium project, hotel or other properties;

(q) “ILG Offering Documents” means the Exchange Program documentation, Vacation Club documentation, condominium or timeshare documentation or other real estate documents applicable to ILG and its subsidiaries and the subdivision or shared ownership or use of the property, including the public offering statement, form of purchase and sale agreement, consumer financing documents, property owners’ association formation documents, sales disclosure documents, rules and regulations, club documents condominium declaration (and any other declaration of covenants, reciprocal easement agreements or use and amenities agreements), trust agreements, and all similar or related documents and instruments;

(r) “ILG PSU Award” means an award of restricted stock units granted pursuant to an ILG Equity Plan that is settled into, based on, or otherwise corresponding to shares of ILG Common Stock, in each case subject to performance-based vesting conditions;

(s) “ILG Restricted Share Award” means an award of restricted shares granted pursuant to an ILG Equity Plan subject to time-based vesting conditions;

(t) “ILG RSU Award” means an award of restricted stock units granted pursuant to an ILG Equity Plan that is settled into, based on, or otherwise corresponding to shares of ILG Common Stock (including ILG PSU Awards for which the performance-based vesting conditions have been satisfied);

(u) “knowledge” of any person that is not a natural person means the knowledge of the persons listed on Section 8.3(u) of the ILG Disclosure Letter (as such knowledge relates to ILG or any of its subsidiaries) or Section 8.3(u) of the MVW Disclosure Letter (as such knowledge relates to MVW or any of its subsidiaries);

(v) “Material Adverse Effect” on ILG or MVW means any fact, circumstance, effect, change, event or development (each, an “Effect”) that (i) materially adversely affects the business, properties, financial condition or results of operations of ILG and its subsidiaries, or MVW and its subsidiaries, in each case taken as a whole, respectively, or (ii) prevents or materially impairs or delays the consummation of any of the transactions contemplated hereby, excluding, in the case of the foregoing clause (i) only, any Effect to the extent that it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, except to the extent such Effect affects either ILG and its subsidiaries or MVW and its subsidiaries, as applicable, in a disproportionate manner as compared to other companies that participate in the businesses that ILG and its subsidiaries or MVW and its subsidiaries, as applicable, operate), (B) any failure, in and of itself, by ILG or MVW to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on ILG or MVW, respectively, unless such Effects are otherwise excluded pursuant to the other clauses of this definition), (C) the execution and delivery of this Agreement or the public announcement of the Combination Transactions or any of the other transactions contemplated by this Agreement (other than for purposes of the representations and warranties contained in Section 3.1(b) and Section 3.2(b)), including the impact thereof on the relationships, contractual or otherwise, of ILG and its subsidiaries or MVW and its subsidiaries, respectively, with employees, customers, suppliers, lenders or partners, (D) any change, in and of itself, in the market price or trading volume of ILG’s or MVW’s, respectively, securities, or any change in the credit rating of ILG or MVW, respectively (it being understood that the underlying facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on ILG or MVW, respectively, unless such Effects are otherwise excluded pursuant to the other clauses of this definition), (E) any change in Applicable Law, regulation or GAAP (or authoritative interpretation thereof) first proposed after the date of this Agreement (in each case, except to the extent such Effect affects either ILG and its subsidiaries or MVW and its subsidiaries, as applicable, in a disproportionate manner as compared to other companies that participate in the businesses that ILG and its subsidiaries or MVW and its subsidiaries, as applicable, operate), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (in each case, except to the extent such Effect affects either ILG and its subsidiaries or MVW and its subsidiaries, as applicable, in a disproportionate manner as compared to other companies that participate in the businesses that ILG and its subsidiaries or MVW and its subsidiaries, as applicable, operate), (G) any hurricane, tornado, flood, earthquake or other natural disaster or (H) any litigation brought by stockholders of ILG or MVW alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby;

(w) “MVW Benefit Plan” means each employee or director benefit plan, program policy, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), offer letter and any bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program, policy, arrangement, or agreement that is or has been sponsored, maintained or contributed to by MVW or any of its subsidiaries or which MVW or any of its subsidiaries is obligated to sponsor, maintain or contribute to;

(x) “MVW Brand Agreement” means any material agreement providing MVW the license to use the brands or access the loyalty programs of the persons listed on Section 8.3(x) of the MVW Disclosure Letter;

(y) “MVW Convertible Notes” means MVW’s 1.50% Convertible Senior Notes due 2022 issued pursuant to the indenture dated September 25, 2017 between MVW and The Bank of New York Mellon Trust Company, N.A., as trustee;

(z) “MVW Debt Financing” means the debt financings or debt securities offerings contemplated by the Debt Commitment Letter;

(aa) “MVW Debt Financing Agreement” means any credit agreement, indenture, purchase agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with any of the MVW Debt Financing;

(bb) “MVW Debt Financing Related Parties” means the MVW Debt Financing Sources and other lenders, purchasers or noteholders from time to time party to agreements contemplated by or related to the MVW Debt Financing, their affiliates and their and their affiliates’ respective directors, officers, employees, agents, advisors and other representatives, and their respective permitted successors and assigns;

(cc) “MVW Debt Financing Sources” means the lenders, arrangers and bookrunners (or any of their affiliates), in each case, from time to time party to the Debt Commitment Letter or party to an agreement (including any credit agreement) expressly entered into for the purpose of providing all or a portion of the MVW Debt Financing necessary to consummate the transactions contemplated by this Agreement;

(dd) “MVW Deferred Stock Unit Award” means an award of deferred stock units corresponding to shares of MVW Common Stock;

(ee) “MVW Entities” means MVW, Volt Corporate Merger Sub and Volt LLC Merger Sub;

(ff) “MVW Equity Awards” means MVW Options, MVW SARs, MVW RSU Awards, MVW Performance Share Awards or MVW Deferred Stock Unit Awards;

(gg) “MVW Equity Plan” means the Amended and Restated MVW Stock and Cash Incentive Plan;

(hh) “MVW Form 10-K” means MVW’s Form 10-K filed with the SEC on February 27, 2018;

(ii) “MVW Management Agreement” means any management agreement, sub-management agreement, hospitality agreement, on-site property management agreement, or similar agreement for the management or operation by MVW or any of its subsidiaries of any Vacation Ownership Property, Vacation Club, condominium project, hotel or other properties;

(jj) “MVW Offering Documents” means the Exchange Program documentation, Vacation Club documentation, condominium or timeshare documentation or other real estate documents applicable to MVW and its subsidiaries and the subdivision or shared ownership or use of the property, including the public offering statement, form of purchase and sale agreement, consumer financing documents, property owners’ association formation documents, sales disclosure documents, rules and regulations, club documents, condominium declaration (and any other declaration of covenants, reciprocal easement agreements or use and amenities agreements), trust agreements and all similar or related documents and instruments;

(kk) “MVW Option” means an option to purchase shares of MVW Common Stock granted pursuant to a MVW Equity Plan;

(ll) “MVW Performance Share Award” means an award of restricted stock units granted pursuant to a MVW Equity Plan that is settled into, based on, or otherwise corresponding to shares of MVW Common Stock, in each case subject to performance-based vesting conditions;

(mm) “MVW RSU Award” means an award of restricted stock units granted pursuant to a MVW Equity Plan that is settled into, based on, or otherwise corresponding to shares of MVW Common Stock;

(nn) “MVW SAR” means a stock appreciation right granted pursuant to a MVW Equity Plan that is settled into, based on, or otherwise corresponding to shares of MVW Common Stock;

(oo) “MVW Warrants” means, collectively, the (i) Base Warrant, dated September 20, 2017, between MVW and Bank of America, National Association, (ii) Additional Warrant, dated September 20, 2017, between MVW and Bank of America, National Association, (iii) Base Warrant, dated September 20, 2017, between MVW and JPMorgan Chase Bank, National Association, London Branch and (iv) Additional Warrant, dated September 21, 2017, between MVW and JPMorgan Chase Bank, National Association, London Branch;

(pp) “person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(qq) “Required Information” means the financial statements with respect to ILG and its subsidiaries which are necessary to satisfy the conditions set forth in clauses (a) and (b) of paragraph 2 of Exhibit B of the Debt Commitment Letter;

(rr) a “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person, but shall not include any Vacation Ownership Association;

(ss) “Vacation Club” means any mandatory program or arrangement whereby owners of Vacation Ownership Interests are able, subject to the terms and conditions of the governing documents of the Vacation Club, to reserve the right to use and occupy a Vacation Ownership Unit at any Vacation Ownership Property affiliated with the Vacation Club;

(tt) “Vacation Ownership Association” means the condominium association, trust association, owner’s association or other non-profit entity which is responsible for the operation of a Vacation Ownership Property or Vacation Club;

(uu) “Vacation Ownership Interests” means timeshare, fractional, interval, vacation club, destination club, vacation membership, private membership club, private residence club, points club, and other forms of products, programs and services, in each case wherein purchasers acquire an ownership interest in, use right of or other entitlement to use (including through interests in a land trust or similar real estate vehicle or through an association or other entity and regardless of whether the ownership interest, use right or other entitlement is expressed in the form of points, deeded weeks or other currency) one or more of certain determinable overnight accommodations and associated facilities in a system of units and facilities on a recurring, periodic basis and pay for such ownership interest, use right or other entitlement in advance (whether payments are made in lump-sum or periodically over time);

(vv) “Vacation Ownership Property” means a property that includes Vacation Ownership Units, including all land used in connection with the property and (i) the freehold or long-term leasehold interest to the site of the property; (ii) all improvements, structures, facilities, entry and exit rights, parking, pools, landscaping, and other appurtenances (including the property building and all operating systems) located at the site of the property; and (iii) all furniture, fixtures, equipment, supplies and inventories installed or located in such improvements at the site of the property; and

(ww) “Vacation Ownership Unit” means a physical unit subject to a timeshare plan and used for overnight accommodation in conjunction with the rights afforded to the owner of a Vacation Ownership Interest.

Section 8.4 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Whenever a consent or approval of ILG or MVW is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-business day, the period in question shall end on the next succeeding business day. When used in this Agreement, the words “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

Section 8.5 Counterparts; Facsimile or pdf Signature. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents, Exhibits and instruments referred to herein), taken together with the Confidentiality Agreement, the Qurate Retail Voting Agreement, the ILG Disclosure Letter and the MVW Disclosure Letter, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Combination Transactions and the other transactions contemplated by this Agreement and (b) except for the provisions of Section 5.4, is not intended to confer upon any person other than the parties any rights or remedies; provided that the MVW Debt Financing Sources may enforce on behalf of the MVW Debt Financing Related Parties (and each is an intended third party beneficiary of) the provisions of Section 7.3, Section 7.4, this Section 8.6, Section 8.8, Section 8.9 and Section 8.10 in each case, as they relate to such parties; provided, further, that, the Confidentiality Agreement as modified pursuant to Section 5.2 shall not be superseded.

Section 8.7 No Additional Representations. The parties acknowledge and agree that, except as expressly set forth in this Agreement, none of ILG, MVW or any other person has made any representation or warranty, expressed or implied, as to the respective businesses of ILG and MVW, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties.

Section 8.8 GOVERNING LAW; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN (INCLUDING ANY LEGAL PROCEEDING AGAINST OR INVOLVING ANY MVW DEBT FINANCING RELATED PARTY ARISING OUT OF THIS AGREEMENT OR THE MVW DEBT FINANCING). EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS Section 8.8.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that MVW may assign all or any portion of its rights and obligations pursuant to this Agreement to the MVW Debt Financing Sources pursuant to the terms of the Debt Commitment Letter for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the MVW Debt Financing. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Jurisdiction.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Combination Transactions or any of the other transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement, the Combination Transactions or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any federal court sitting in the State of Delaware (except for actions brought to enforce the judgment of any such Delaware court). Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees (A) that any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the MVW Debt Financing Related Parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, the transactions contemplated by the MVW Debt Financing, or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan within the City of New York and the appellate courts thereof, (B) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such Action in any other courts, other than a state or federal court sitting in the Borough of Manhattan within the City of New York, (C) to waive and hereby waive, to the fullest extent permitted by Applicable Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, and (D) that any such claim, controversy or dispute shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such state that would result in the Applicable Law of any other state. Notwithstanding anything to the contrary contained in this Agreement, except for claims by MVW against the MVW Debt Financing Related Parties pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any MVW Debt Financing Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no MVW Debt Financing Related Party shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

Section 8.11 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.11 with respect thereto. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

By:	/s/ Stephen P. Weisz
Name: Stephen P. Weisz
Title: President and Chief Executive Officer

VOLT MERGER SUB, INC.

By:	/s/ Stephen P. Weisz
Name: Stephen P. Weisz
Title: President

VOLT MERGER SUB, LLC

By:	/s/ Stephen P. Weisz
Name: Stephen P. Weisz
Title: President

[Signature Page to the Agreement and Plan of Merger]

ILG, INC.

By:	/s/ Craig M. Nash
Name: Craig M. Nash
Title: Chairman, President and Chief Executive Officer

IGNITE HOLDCO, INC.

By:	/s/ William L. Harvey
Name: William L. Harvey
Title: Executive Vice President

IGNITE HOLDCO SUBSIDIARY, INC.

By:	/s/ Jeanette E. Marbert
Name: Jeanette E. Marbert
Title: President

[Signature Page to the Agreement and Plan of Merger]

Annex B

200 West Street  |  New York, NY 10282-2198

Tel: 212-902-1000  |  Fax: 212-902-3000

April 30, 2018

Board of Directors

ILG, Inc.

6262 Sunset Drive

Miami, FL 33143

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Marriott Vacations Worldwide Corporation (“VAC”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ILG, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018 (the “Agreement”), by and among VAC, the Company, Ignite Holdco, Inc., a wholly owned subsidiary of the Company (“Holdco”), Ignite Holdco Subsidiary, Inc., a wholly-owned subsidiary of Holdco (“Ignite Merger Sub”), Volt Merger Sub, Inc., a wholly owned subsidiary of VAC (“VAC Merger Sub”) and Volt Merger Sub, LLC, a wholly owned subsidiary of VAC. Pursuant to the Agreement, Ignite Merger Sub will be merged with and into the Company (the “Initial Merger”) followed by a merger of VAC Merger Sub with and into Holdco (the “Holdco Merger”) and each outstanding Share will be converted in the Initial Merger into one share of common stock of Holdco, which will be converted in the Holdco Merger into 0.165 shares of common stock, par value $0.01 per share (“VAC Common Stock”) of VAC (the “Stock Consideration”) and $14.75 in cash, without interest (the “Cash Consideration”; together with the Stock Consideration, the “Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, VAC, any of their respective affiliates and third parties, including Qurate Retail, Inc. (formerly known as Liberty Interactive Corporation) (“Qurate”)), a significant stockholder of the Company, and its affiliates, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to Qurate and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Liberty Global pic, an affiliate of a significant shareholder of Qurate, in connection with its acquisition of Cable & Wireless Communications Pic in May 2016; as placement agent with respect to a private offering of 1. 75% exchangeable senior debentures due 2046 (aggregate principal amount of $750,000,000) by Qurate in August 2016; as bookrunner with respect to a public offering by Ziggo Group Holding B.V., a subsidiary of Liberty Global pic, of its 6.000% senior notes due 2027

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

ILG, Inc.

April 30, 2018

(aggregate principal amount of $625,000,000), its 5.500% senior secured notes due 2027 (aggregate principal amount of $2,000,000,000) and its 4.250% senior secured notes due 2027 (aggregate principal amount of €775,000,000) in September 2016; as a joint bookrunner in connection with the initial public offering of 30,026,635 American Depository Shares, representing 30,026,635 Class A shares, of Trivago N.V., an affiliate of a significant shareholder of Qurate, in December 2016; as bookrunner in connection with a convertible financing (aggregate principal amount of $300,000,000) for LendingTree, Inc., an affiliate of a significant shareholder of Qurate, in May 2017; as bookrunner with respect to a public offering by Sirius XM Holdings Inc., an affiliate of a significant shareholder of Qurate, of its 5.000% senior notes due 2027 (aggregate principal amount of $1 ,250,000,000) and its 3.875% senior notes due 2022 (aggregate principal amount of $750,000,000) in June 2017; and as bookrunner with respect to a public offering by Sirius XM Holdings Inc. of its 5.000% senior notes due 2027 (aggregate principal amount of $250,000,000) and its 3.875% senior notes due 2022 (aggregate principal amount of $250,000,000) in August 2017. We may also in the future provide financial advisory and/or underwriting services to the Company, VAC, Qurate and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and VAC for the five years ended December 31, 2017; certain interim reports and other communications from the Company and VAC to their respective stockholders; certain publicly available research analyst reports for the Company and VAC; certain internal financial analyses and forecasts for VAC on a stand-alone basis prepared by its management (“VAC Forecasts”); and certain internal financial analyses and forecasts for the Company prepared by its management (“Company Forecasts”), VAC Forecasts as adjusted by management of the Company (“Company Adjusted VAC Forecasts”), and certain financial analyses and forecasts for VAC on a pro forma basis giving effect to the Transaction prepared by the management of the Company by compiling the Company Forecasts, the Company Adjusted VAC Forecasts and the Synergies (as defined below), in each case as approved for our use by the Company (together with the Company Forecasts and the Company Adjusted VAC Forecasts, the “Forecasts”), including certain operating synergies projected by the management of VAC to result from the Transaction as adjusted by management of the Company, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and VAC regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of VAC and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and shares of VAC Common Stock; compared certain financial and stock market information for the Company and VAC with similar information for certain other timeshare companies the securities of which are publicly traded; reviewed premia paid in certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or VAC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or VAC or on the expected benefits of

Board of Directors

ILG, Inc.

April 30, 2018

the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than VAC and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than VAC and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at· which shares of VAC Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or VAC or the ability of the Company or VAC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than VAC and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex C

April 29, 2018

Board of Directors

ILG, Inc.

6262 Sunset Drive

Miami, FL 33143

Ladies & Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of ILG, Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Marriott Vacations Worldwide Corporation (the “Acquiror”), the Company, Ignite Merger Sub I, Inc., a wholly owned direct subsidiary of the Company (“Holdco”), Ignite Merger Sub 2, Inc., a wholly owned direct subsidiary of Holdco (“Ignite Merger Sub”), Volt Merger Sub, Inc., a wholly owned direct subsidiary of the Acquiror (“Volt Corporate Merger Sub”) and Volt Merger Sub, LLC, a wholly owned direct subsidiary of the Acquiror (“Volt LLC Merger Sub”). As more fully described in the Agreement, (a) Ignite Merger Sub shall be merged (the “Ignite Merger”) with and into the Company; (b) following the Ignite Merger, Ignite shall be converted (the “Ignite LLC Conversion”) from a Delaware corporation into a Delaware limited liability company (“Ignite LLC”); (c) following the Ignite LLC Conversion, Volt Corporate Merger Sub shall be merged (the “Initial Holdco Merger’’) with and into Holdco; and (d) following the Initial Holdco Merger, Holdco shall be merged (together with the Ignite Merger, the Ignite LLC Conversion and the Initial Holdco Merger, the “Transactions”) with and into Volt LLC Merger Sub. As a result of the Transactions, (i) Volt LLC Merger Sub shall remain as a wholly owned direct subsidiary of the Acquiror, (ii) Ignite LLC shall become a wholly owned direct subsidiary of Volt LLC Merger Sub, and (iii) each of Ignite Merger Sub, Volt Corporate Merger Sub, and Holdco shall cease to exist.

Upon effectiveness of (i) the Ignite Merger, each issued and outstanding share of Company Common Stock shall be converted, subject to certain exceptions, into the right to receive one fully paid and nonassessable share of common stock, par value $0.01 per share (“Holdco Common Stock”), of Holdco, and (ii) the Initial Holdco Merger, each issued and outstanding share of Holdco Common Stock shall be converted, subject to certain exceptions, into the right to receive 0.165 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration”), and $14.75 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”).

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, relating to the Company and the Acquiror; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Acquiror, including financial forecasts provided to or discussed with us by the management of the Acquiror; (iv) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror, furnished to us by the Company, including financial forecasts provided to or discussed with the management of the Company; (v) reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Transactions (the “Expected Synergies”) and certain other pro forma financial effects of the Transactions furnished to us by the managements of each of the Company and the Acquiror; (vi) conducted discussions with members of the senior managements and representatives of the Company and the Acquiror concerning the information described in clauses (i) through (v) of this paragraph, as well as the businesses and prospects of the Company and the Acquiror generally; (vii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (viii) reviewed the financial terms of certain other transactions that we deemed relevant; (ix) reviewed a draft, dated April 29, 2018, of the Agreement; (x) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information provided to us by management of the Company relating to the Company and the Acquiror, Expected Synergies and other pro forma financial effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and the Acquiror, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. We also have assumed, at your direction, that the future financial results (including Expected Synergies) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address the Company’s underlying business decision to effect the Transactions or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transactions, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock. With your consent, we express no opinion as to what the value of Acquiror Common Stock actually will be when issued pursuant to the Transactions or the prices at which Company Common Stock or Acquiror Common Stock may trade at any time. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transactions will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We express no views as to whether any holders of Company Common Stock that are parties to any voting agreements relating to the Transactions (or their affiliates) may be entitled to any additional consideration in connection with the Transactions. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transactions will be obtained, except to the extent that could not be material to our analysis.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transactions and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transactions. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We have provided investment banking and other services to the Company unrelated to the Transactions and in the future may provide such services to the Acquiror and have received and may receive compensation for such services. In the past two years prior to the date hereof, we acted as, among other things, financial advisor to the Company in connection with its acquisition of Vistana Signature Experiences, Inc., which acquisition was consummated in May, 2016.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transactions. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transactions or any other matter. This opinion does not address the fairness of the Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transactions is fair from a financial point of view to such holders.

Very truly yours, /s/ Moelis & Company LLC
MOELIS & COMPANY LLC

Annex D

April 29, 2018

The Board of Directors

Marriott Vacations Worldwide Corporation

6649 Westwood Boulevard, Suite 500

Orlando, Florida 32821

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Marriott Vacations Worldwide Corporation (the “Company”) of the consideration to be paid by the Company in the proposed acquisition (the “Transaction”) by the Company of ILG, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), by and among the Company, the Merger Partner, Ignite Merger Sub 1, Inc., a wholly-owned direct subsidiary of the Merger Partner (“Holdco”), Ignite Merger Sub 2, Inc., a wholly-owned direct subsidiary of Holdco, Volt Merger Sub, Inc., a wholly-owned direct subsidiary of the Company, and Volt Merger Sub, LLC, a wholly-owned direct subsidiary of the Company, each outstanding share of common stock, par value $0.01 per share, of Merger Partner (the “Merger Partner Common Stock”), other than shares held in treasury or held by any wholly owned subsidiaries of Holdco and Appraisal Shares (as defined in the Agreement), will, after certain interim transaction steps as described in the Agreement, be converted into the right to receive 0.165 shares of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), together with cash in lieu of fractional shares of Company Common Stock, without interest (the “Stock Merger Consideration”), and $14.75 in cash, without interest (the “Cash Merger Consideration” and, together with the Stock Merger Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated April 29, 2018 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Company’s revolving credit facility which closed in August 2017 and active bookrunner on the Company’s convertible notes offering which closed in September 2017. One of our employees, Melquiades Martinez, is a member of the Company’s board of directors. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint bookrunner on the Merger Partner’s securitizations which closed in September 2016 and September 2017. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Qurate Retail, Inc. (“Qurate Retail”), a significant stockholder of the Merger Partner, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on an exchangeable convertible bond offering which closed in August 2016. In addition, we acted as financial advisor to Qurate Retail in connection with a split-off transaction which closed in November 2016, a split-off transaction that closed in March 2018, and the acquisition of General Communications which closed in

March 2018. In addition, we and our affiliates hold, on a proprietary basis, less than 2% of the outstanding common stock of the Company and less than 1% of the outstanding common stock of each of the Merger Partner and Qurate Retail. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Merger Partner or Qurate Retail for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. The opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval (not to be unreasonably withheld, conditioned or delayed). This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company and the shareholders of the Merger Partner but may not otherwise be disclosed publicly in any manner without our prior written approval (not to be unreasonably withheld, conditioned or delayed).

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

ANNEX E (SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE)

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22, 79 Del. Laws, c. 122, § 12 and 80 Del. Laws, c. 265, § 18]

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) dated as of April 30, 2018, is entered into by and among ILG, Inc., a Delaware corporation (“ILG”), Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVW”), Qurate Retail, Inc., a Delaware corporation and a shareholder of ILG (the “Shareholder”), and Liberty USA Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Shareholder (“Liberty USA Holdings”);

WHEREAS, concurrently with the execution of this Agreement, MVW, ILG, Holdco, Ignite Merger Sub, Volt Corporate Merger Sub and Volt LLC Merger Sub will enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), pursuant to which ILG will, following the consummation of the Combination Transactions, convert into a limited liability company and become a wholly-owned subsidiary of MVW;

WHEREAS, it is a condition to the consummation of the Combination Transactions that ILG obtain the approval of the Combination Transactions by the affirmative vote of the holders of a majority of all of its outstanding shares of common stock, par value $0.01 per share (“ILG Common Stock”), entitled to vote thereon;

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement;

WHEREAS, as of the date hereof, Shareholder is the beneficial owner, and Liberty USA Holdings is the record and beneficial owner, of 16,643,957 shares of ILG Common Stock (such shares of ILG Common Stock, together with any other shares of ILG Common Stock acquired by Shareholder and the Liberty Controlled Affiliates (as defined in the ILG Spinco Agreement, dated October 27, 2015, among ILG, Shareholder and Liberty USA Holdings (the “Amended Spinco Agreement”)) after the date hereof, being collectively referred to herein as the “Shareholder Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, MVW has required Shareholder to enter into this Agreement, and Shareholder has agreed and is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1. Agreements of Shareholder.

(a) Voting. From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the shareholders of ILG however called (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, Shareholder shall vote (or cause to be voted) all Shareholder Shares or (as appropriate) execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement, and the transactions contemplated thereby and (ii) against any Competing Proposal and any agreement (including, without limitation, any amendment of any agreement), amendment of ILG’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions; provided, however, that, in the event ILG makes an ILG Adverse Recommendation Change prior to receiving the ILG Stockholder Approval, then at any meeting of the ILG shareholders however called (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, in each case prior to the termination of this Agreement, Shareholder will have the right, in its sole discretion, to vote (or cause to be voted) all Shareholder Shares or (as appropriate) execute written consents in respect thereof, (x) as provided in clause (i) above or (y) in the same proportion as votes cast (or written consents executed) by the shareholders of ILG other than Shareholder with respect to the applicable matter (such proportion determined without inclusion of the votes cast by Shareholder) on any matter presented for approval by ILG’s shareholders regarding (A) the Combination Transactions, the Merger Agreement, and the transactions contemplated thereby and (B) any agreement (including, without limitation, any amendment of any agreement), amendment of ILG’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the Combination Transactions. Any such vote shall be cast (or consent shall be given) by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Notwithstanding the foregoing, nothing in this Agreement shall require Shareholder to vote in favor of, or otherwise act by written consent with respect to, or otherwise take any action that would result in, any Material Amendment to the Merger Agreement.

(b) Restriction on Transfer; Proxies; Non-Interference; etc. From the date hereof until any termination of this Agreement in accordance with its terms, none of Shareholder or the Liberty Controlled Affiliates shall directly or indirectly (for the avoidance of doubt, including by way of transfer or disposition (other than to Shareholder or another subsidiary of Shareholder) of the securities or assets of any subsidiary of Shareholder holding shares of ILG Common Stock such that such subsidiary ceases to be a subsidiary of Shareholder (subject to the proviso of this Section 1(b))) (i) sell, transfer, give, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make any representation or warranty of Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying Shareholder from performing any of its obligations under this Agreement (except to the extent otherwise permitted by this Agreement) or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(b); provided, however, that the foregoing restrictions on Transfer will not be applicable to, and Shareholder will not be restricted or prohibited from taking, any of the following actions with respect to the Shareholder Shares (and the taking of such actions will not constitute a breach of this Agreement): (A) the entrance into any swap, hedge, forward sale or other similar arrangement (including with respect to the issuance of any security exchangeable into ILG Common Stock (an “Exchangeable Security”)), provided that in the case of this clause (A), (x) Shareholder (or one or more of the Liberty Controlled Affiliates) retains all voting rights in the Shareholder Shares and (y) Shareholder agrees not to physically settle such swap, hedge, forward sale or similar arrangement prior to the termination of this Agreement (provided, that, the restriction in (y) will not be applicable to any Exchangeable Security), (B) a bona fide pledge of, or grant of a security interest in, Shareholder Shares in connection with any financing arrangements with a financial institution that is in the business of engaging in such transactions (provided that Shareholder does not know or have reason to know that such financial institution is engaging in such transactions for the purpose of acquiring ILG Common Stock or voting rights with respect thereto for its own account or with an intent to transfer such ILG Common Stock or such rights to a particular person or group), including any resulting Transfer of such pledged shares (or shares in which a security interest has been granted) upon any foreclosure under the indebtedness underlying such pledge or security interest, so long as Shareholder (or one or more of its subsidiaries) retains full voting rights of such pledged shares (or shares in which a security interest has been granted) prior to such foreclosure and (C) any Transfer of Shareholder Shares to (1) a subsidiary of Shareholder or a Liberty Controlled Affiliate, including any subsidiary of Shareholder or Liberty Controlled Affiliate that ceases to be a subsidiary of Shareholder or a Liberty Controlled Affiliate as a result of any spin-off, split-off or similar distribution transaction, or (2) Liberty Media Corporation (“Liberty Media”) or a Controlled Affiliate (as defined in the Amended Spinco Agreement) thereof pursuant to an LM Transfer (as defined in the Amended Spinco Agreement), so long as such subsidiary of Shareholder or Liberty Controlled Affiliate or Liberty Media (or Controlled Affiliate thereof) executes an instrument, reasonably acceptable to ILG and MVW, assuming all the rights, benefits and obligations of Shareholder hereunder, which instrument shall be executed (x) in the case of a Transfer to a non-wholly owned subsidiary of Shareholder or Liberty Media (or a Controlled Affiliate thereof), prior to the date of such Transfer, and (y) in the case of a Transfer to a wholly owned subsidiary of Shareholder, prior to the consummation of any spin-off, split-off or similar distribution transaction.

(c) No Solicitation. Subject to Section 5(a) hereof, Shareholder shall immediately cease, and shall cause the Liberty Controlled Affiliates and its and their respective Representatives acting at the direction of

Shareholder or such Liberty Controlled Affiliates to immediately cease, any discussions or negotiations with any third-party that may be ongoing with respect to a proposal relating to an ILG Alternative Transaction (a “Competing Proposal”) (for purposes of this Agreement, excluding any Transfer permitted by Section 1(b) above), or any proposal that could reasonably be expected to lead to a Competing Proposal, and shall request to have returned promptly any confidential information that has been provided since January 2017 in any such discussions or negotiations. Subject to Section 5(a) hereof, from the date hereof until the earlier of the Final Holdco Merger Effective Time or the date of termination of this Agreement in accordance with its terms, Shareholder shall not, and shall cause the Liberty Controlled Affiliates and its and their respective Representatives acting at the direction of Shareholder or such Liberty Controlled Affiliates not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated) any Competing Proposal or any proposal which would reasonably be expected to lead to a Competing Proposal, (ii) engage in any discussions or negotiations regarding any Competing Proposal or (iii) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement with respect to any Competing Proposal. Shareholder shall promptly, and in any event no later than 24 hours, after it receives (x) any Competing Proposal or indication by any person that it is considering making a Competing Proposal, (y) any request for non-public information relating to ILG or its subsidiaries other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (z) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify ILG and MVW orally and in writing of any of the foregoing occurrences, the identity of the person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any modifications thereto. For the avoidance of doubt, notwithstanding anything to the contrary in this Section 1(c), this Section 1(c) shall not prohibit any discussions, negotiations, or Transfers related to any permitted Transfers pursuant to Section 1(b), and any Transfer permitted under Section 1(b) will not constitute a breach of this Section 1(c).

(d) Information for Proxy Statement; Publication. Shareholder consents to MVW and ILG publishing and disclosing in any filing required under Applicable Law, including the filing of this Agreement as an exhibit to any such filing, the filings contemplated by the Merger Agreement, Shareholder’s identity and ownership of ILG Common Stock and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement. Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement and the transactions contemplated thereby without the prior written consent of ILG and MVW (which consent will not be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law (which includes, for the avoidance of doubt, any filing by Shareholder on Schedule 13D (including the filing of this Agreement as an exhibit thereto) and any other filings required pursuant to applicable securities laws).

2. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to ILG and MVW as follows:

(a) Authority. Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Shareholder and, assuming due and valid authorization, execution and delivery hereof by ILG and MVW, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) Consents and Approvals; No Violations. Other than filings under the Exchange Act and the HSR Act, and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay the performance by Shareholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Shareholder from, any Governmental Entity or any other person or entity, in connection with the execution and delivery of this Agreement by Shareholder. The execution, delivery and performance of this Agreement by Shareholder does not, and the consummation by Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice or the passage of time or both) under any contract, agreement, arrangement or commitment to which Shareholder is a party or which is binding on it or its assets and will not result in the creation of any Lien on any of the assets or properties of Shareholder (other than the Shareholder Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or delay the performance by Shareholder of any of its obligations under this Agreement.

(c) Ownership of Shareholder Shares. As of the date of this Agreement, a wholly-owned subsidiary of Shareholder owns, beneficially and of record, all of the Shareholder Shares, free and clear of any proxy, voting restriction, adverse claim or other Lien (other than restrictions under (i) this Agreement, (ii) the Spinco Agreement, dated as of May 13, 2008, by and among IAC/InterActiveCorp (“IAC”), Shareholder (f/k/a Liberty Media Corporation), LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller, as assigned to Liberty USA Holdings pursuant to the Affiliate Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC, Shareholder and Liberty USA Holdings, and as assigned to ILG pursuant to the Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, among IAC, ILG, Shareholder and Liberty USA Holdings (as amended, the “Spinco Agreement”) (iii) the Amended Spinco Agreement and (iv) U.S. federal and state securities laws). Without limiting the foregoing, as of the date hereof, except for restrictions in favor of ILG and MVW pursuant to this Agreement, a wholly-owned subsidiary of Shareholder has sole voting power and sole power of disposition with respect to all Shareholder Shares, with no restrictions on Shareholder’s rights of voting or disposition pertaining thereto (except as provided in this Section 2(c)) and no person other than Shareholder has any right to direct or approve the voting or disposition of any Shareholder Shares. As of the date hereof, none of Shareholder or any of its subsidiaries owns, beneficially or of record, any securities of ILG other than the ILG Common Stock which constitute Shareholder Shares.

(d) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by ILG, MVW or any of their respective subsidiaries in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of Shareholder.

3. Representations and Warranties of ILG and MVW. Each of ILG and MVW hereby represents and warrants to Shareholder as follows:

(a) Authority. It has all necessary power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by it and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of such party, enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) Consents and Approvals; No Violations. Other than necessary filings under the Exchange Act and HSR Act other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay its performance of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by such party with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any Governmental Entity or any other person or entity, in connection with the execution and delivery of this Agreement by it. The execution, delivery and performance of this Agreement by such party does not, and the consummation by it of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice or the passage of time or both) under any contract, agreement, arrangement or commitment to which it is a party or which is binding on it or its assets and will not result in the creation of any Lien on any of its assets or properties, except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or delay the performance by such party of any of its obligations under this Agreement.

4. Termination. This Agreement shall terminate, and no party hereunder will have any further obligation to the other parties hereto upon and following such termination, on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Final Holdco Merger Effective Time and (c) the execution of any written instrument applicable to the Merger Agreement which amends, modifies or changes (or waives any right or obligation provided in) in a manner that is or is reasonably expected to be adverse to Shareholder (i) the definition of “Exchange Ratio” or “Cash Merger Consideration” contained in the Merger Agreement, (ii) the form of the Merger Consideration payable to Shareholder or the proportion of Stock Merger Consideration and Cash Merger Consideration to be received by Shareholder in the Combination Transactions with respect to each share of Holdco Common Stock (and indirectly ILG Common Stock) held by Shareholder or (iii) Article I (The Mergers and the LLC Conversion), Article II (Effect of the Combination Transaction on the Capital Stock of ILG and HoldCo; Exchange of Certificates), Section 4.2 (No Solicitation by ILG), Article VI (Conditions Precedent), Article VII (Termination, Amendment and Waiver) or Article VIII (General Provisions) thereof, or any defined term used in such Sections or Articles, or adds new provisions that are or are reasonably expected to be adverse to Shareholder (including any modifications or changes to the Merger Agreement which would cause the receipt by Shareholder of the Stock Merger Consideration to not be tax-free to it) (any of the foregoing, a “Material Amendment”), in each case, without the prior written consent of Shareholder. Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any breach of this Agreement occurring prior to such termination and (ii) the provisions of this Section 4 and Section 5 of this Agreement (including, for the avoidance of doubt, in the event of a termination under clause (b) above, the rights and obligations set forth in Section 5(q)) shall survive any termination of this Agreement; provided, however, that notwithstanding the foregoing, Section 5(p) will not survive any termination of this Agreement except as otherwise specifically provided in Section 5(p).

5. Miscellaneous.

(a) Action in Shareholder Capacity Only. The parties acknowledge that this Agreement is entered into by Shareholder in its capacity as owner of the Shareholder Shares and that nothing in this Agreement shall in any way restrict or limit any Liberty Director (as defined in the Amended Spinco Agreement) from taking any action in his or her capacity as a director of ILG or any of its subsidiaries (or as a member of any committee thereof) that, in such person’s good faith determination, is necessary for him or her to comply with his or her fiduciary duties as a director of ILG or any of its subsidiaries.

(b) Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c) Additional Shares. Until any termination of this Agreement in accordance with its terms, Shareholder shall promptly notify ILG and MVW of the number of Shareholder Shares, if any, as to which Shareholder and/or the Liberty Controlled Affiliates acquires record or beneficial ownership after the date hereof. Any Shareholder Shares as to which Shareholder and/or the Liberty Controlled Affiliates acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall become Shareholder Shares for purposes of this Agreement. Without limiting the foregoing, in the event of any share split, share dividend or other change in the capital structure of ILG affecting ILG Common Stock, the number of shares of

ILG Common Stock constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of ILG Common Stock or other voting securities of ILG issued to Shareholder in connection therewith.

(d) Definition of “Beneficial Ownership”. For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing, without regard to the 60-day limitation in Rule 13d-3(d)(1)(i).

(e) Further Assurances.

(i) From time to time, at the request of ILG, and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(ii) The parties hereto will, and will cause their respective affiliates to, use reasonable best efforts to reasonably cooperate with respect to the preparation and submission of any filings under the HSR Act that Shareholder reasonably determines are necessary in connection with its receipt of MVW Common Stock in the Combination Transactions.

(f) Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights hereunder.

(g) Assignment; Binding Effect. Except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5(g) shall be null and void.

(h) Amendments; Waiver. This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(i) Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(j) Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(k) Descriptive Headings. Headings of sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(l) Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to ILG, to:

ILG, Inc.

6262 Sunset Drive

Miami, Florida 33143

Attention:	Victoria J. Kincke, General Counsel
Email:	victoria.kincke@ilg.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention:	Scott A. Barshay
David Klein
Email:	sbarshay@paulweiss.com
dklein@paulweiss.com

if to MVW, to:

Marriott Vacations Worldwide Corporation

6649 Westwood Blvd.

Orlando, FL 32821

Attention:	James H Hunter, IV
Email:	james.hunter@mvwc.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis, LLP

601 Lexington Ave.

New York, NY 10022

Attention:	David Fox, P.C.
David Feirstein, P.C.
Email:	david.fox@kirkland.com
david.feirstein@kirkland.com

if to Shareholder, to:

Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

Attention:	General Counsel
Facsimile:	(720) 875-5401
Email:	legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza, 44th Floor

New York, NY 10112

Attention:	Frederick H. McGrath
Renee L. Wilm
Email:	frederick.mcgrath@bakerbotts.com
renee.wilm@bakerbotts.com

or to such other address or facsimile number as the parties hereto may from time to time designate in writing.

(m) Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(n) Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(ii) All actions and proceedings arising out of or relating to this Agreement and the documents referred to herein shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware or, to the extent that either the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware does not have jurisdiction, in the Superior Court of the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive, and agree not to assert, that it is not subject thereto or that such action or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such courts. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(iii) Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

(iv) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(o) No Ownership Interest. All rights and ownership of and relating to the Shareholder Shares shall remain vested in and belong to Shareholder and its subsidiaries, and neither ILG nor MVW will have any authority to exercise any power or authority to direct Shareholder in the voting of any Shareholder Shares, except as otherwise specifically provided herein.

(p) Waiver.

(i) Shareholder, on behalf of itself and the Liberty Controlled Affiliates, hereby waives any and all of Shareholder’s rights pursuant to Section 6 of the Amended Spinco Agreement with respect to the Combination Transactions as contemplated by the Merger Agreement; provided, that, any amendment to the Merger Agreement following the date hereof that would reasonably be expected to have an effect upon Shareholder’s determination to waive such rights under Section 6 of the Amended Spinco Agreement shall require a new waiver of Shareholder’s rights pursuant to Section 6 of the Amended Spinco Agreement other than any amendment to the Merger Agreement entered into as a result of ILG’s receipt and consideration of a Superior Proposal pursuant to Section 4.2 of the Merger Agreement. The Amended Spinco Agreement shall otherwise remain unmodified and in full force and effect until the expiration or termination of such Amended Spinco Agreement in accordance with its terms (which, for the avoidance of doubt, shall occur upon the consummation of the Combination Transactions as contemplated by the Merger Agreement (without giving effect to any Material Amendment thereto following the date hereof)), at which time Shareholder shall have no further obligations thereunder.

(ii) Notwithstanding anything to the contrary set forth herein, the waiver described in clause (i) of this Section 5(p) shall survive a termination of the Merger Agreement effected in connection with ILG’s acceptance of a Superior Proposal and the execution of an agreement in respect thereof, so long as the new acquiring person of ILG or the new parent entity resulting from the transactions contemplated by such agreement in respect of such Superior Proposal agrees (as part of such Superior Proposal) to assume the obligations set forth in Sections 5(b) and 5(g) of this Agreement. For the avoidance of doubt, and notwithstanding the provisions of the first sentence of Section 6.1(a) of the Amended Spinco Agreement, Shareholder waives the advance notice requirements of Section 6(a)(i) of the Amended Spinco Agreement in respect of any and all proposals relating to the Combination Transactions, the execution of the Merger Agreement, any amendment thereto or ILG’s acceptance of a Superior Proposal and the execution of an agreement in respect thereof (as contemplated by the Merger Agreement).

(q) Registration Rights.

(i) Immediately after and contingent upon the Final Holdco Merger Effective Time, (A) MVW shall assume all of ILG’s rights and obligations under the Amended and Restated Registration Rights Agreement, dated as of October 27, 2015, by and among Shareholder, the Liberty Parties (as defined therein) and ILG (as so assumed, the “Registration Rights Agreement”), (B) MVW shall be substituted for ILG as the “Issuer” for all purposes under the Registration Rights Agreement and (C) all shares of MVW Common Stock received by Shareholder in the Combination Transactions shall constitute “Registrable Shares” for all purposes under the Registration Rights Agreement (notwithstanding anything to the contrary set forth therein); provided that any such shares shall cease to be Registrable Shares when the shares of MVW Common Stock received by Shareholder in the Combination Transactions which are then owned by the Shareholder constitute less than 2% of the then outstanding shares of MVW Common Stock.

(ii) In addition to the rights of Shareholder and the obligations of MVW set forth in the Registration Rights Agreement, as soon as reasonably practicable following the Final Holdco Merger Effective Time, MVW shall prepare and file with the SEC a shelf Registration Statement on Form S-3 (such shelf Registration Statement to be an ASRS (as defined in the Registration Rights Agreement) to the extent that MVW is ASRS eligible) with respect to the registration under the Securities Act of the resale of all of the Registrable Shares (the “Transaction Shelf Registration Statement”). Such Transaction Shelf Registration Statement shall include a prospectus sufficient to permit the resale of all such shares of MVW Common Stock by Shareholder. The Issuer shall use its reasonable best efforts to cause such Transaction Shelf Registration Statement to become effective immediately upon filing and to keep such Transaction Shelf Registration Statement continuously effective subject to the Securities Act.

(iii) Notwithstanding anything to the contrary in this Agreement or in the Registration Rights Agreement but subject to Sections 2.05 and 2.06 of the Registration Rights Agreement, if Shareholder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 1-day or less marketing period, including overnight bought deals (collectively, an “Underwritten Block Trade”) pursuant to a shelf registration statement under Rule 415 (either through filing an ASRS or through a take-down from an already effective shelf registration statement, including the Transaction Shelf Registration Statement), then Shareholder shall notify MVW of the Underwritten Block Trade three business days prior to the date such Underwritten Block Trade is to commence. MVW shall use its reasonable best efforts to facilitate such Underwritten Block Trade, which may close as early as two business days after the date it commences. Shareholder shall use its reasonable best efforts to work with MVW and the underwriters (including by disclosing the maximum number of shares of MVW Common Stock proposed to be the subject to any potential Underwritten Block Trade) prior to making such request in order to facilitate preparation of a registration statement (including filing an ASRS) (to the extent necessary), prospectus and other offering documentation relating to the Underwritten Block Trade.

(iv) For the avoidance of doubt, in the event that this Agreement terminates without the Final Holdco Merger Effective Time having occurred, the Registration Rights Agreement (without giving effect to any such assumption by MVW) will continue in full force and effect.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

ILG, INC.

By:	/s/ Craig M. Nash
Name:	Craig M. Nash
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Qurate Retail Voting and Support Agreement]

QURATE RETAIL, INC.

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President

LIBERTY USA HOLDINGS, LLC

By:	Liberty Interactive LLC, its sole member and manager

By:	Qurate Retail, Inc., its sole member and manager

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President

[Signature Page to Qurate Retail Voting and Support Agreement]

MARRIOTT VACATIONS WORLDWDE CORPORATION

By:	/s/ John E. Geller, Jr.
Name:	John E. Geller, Jr.
Title:	Executive Vice President and Chief Financial and Administrative Officer

[Signature Page to Qurate Retail Voting and Support Agreement]